Exhibit 99.1

AMC Mining Consultants (Canada) Ltd.
BC0767129

200 Granville Street, Suite 202
Vancouver BC V6C 1S4
Canada

T	+1 604 669 0044
E	vancouver@amcconsultants.com
W	amcconsultants.com

Technical Report

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.

Henan Province, China

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:
H.A. Smith, P.Eng.
A.A. Ross. P.Geo., P.Geol.
S. Robinson, P.Geo.
R. Webster, MAIG
R. Chesher, FAusIMM(CP)
A. Riles, MAIG

AMC Project 720009
Effective date: 31 July 2020

Unearth a smarter way

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	720009

1	Summary

1.1	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (Ying 2020 Technical Report or Technical Report) on the Ying gold-silver-lead-zinc property (Property) in Henan Province, China, encompassing the SGX, HZG, HPG, TLP, LME, and LMW underground mines, and the DCG project. The six mines and the DCG project are collectively referred to as the Ying mine or Ying mines in the Technical Report. AMC has previously prepared Technical Reports on the Property in 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

The authors of the Technical Report all qualify as independent Qualified Persons (QPs). Three of the authors have visited the Ying Property (latest visit in July 2016), with plans for a more recent visit postponed because of the COVID-19 pandemic. In lieu of no recent site visit prior to the release of the Technical Report, there has been a particular focus, throughout the report generation, on regular and detailed communication, inclusive of video conferencing, between QPs and key Silvercorp personnel, both at the Ying site and in Canada.

Silvercorp is a Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. It is listed on both the TSX and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has effective interests of 77.5% in the SGX, HZG, TLP, and LMW mines and the DCG project, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental issues that might preclude or inhibit a mining operation in the Ying Property area.

The Property is about 240 km west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The nearest small city to the project area is Luoning, about 56 km by paved roads from Silvercorp’s Ying mill site. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LMW / LME projects in late 2007. Annual production has ramped up substantially in recent years, reaching 590,000 tonnes of ore in fiscal year 2016, and maintaining around 620,000 to 635,000 tonnes in each of fiscal years 2017 to 2020.

1.2	Geology, exploration, and Mineral Resources

The Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those in the Property, occur along this belt. The dominant structures in the region are west-northwest trending folds and faults, the faults comprising numerous thrusts with sets of conjugate shear structures trending either north-west or north-east. These shear zones are associated with all the important mineralization in the district.

Mineralization comprises numerous mesothermal, silver-lead-zinc-rich, quartz-carbonate veins in steeply-dipping, fault-fissure zones which cut Precambrian gneiss and greenstone. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying

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from a few centimetres up to a few metres. The fault-fissure zones extend for hundreds to a few thousand metres along strike. To date, significant mineralization has been defined or developed in at least 308 discrete vein structures, and many other smaller veins have been found but have not, as yet, been well explored. The vein systems of the various mine areas in the district are generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area.

From 1 July 2016 to 31 December 2019, Silvercorp drilled 1,052 underground holes and 38 surface holes, for a total of approximately 325,151 m. Most drill core (core) is NQ-sized. Core recoveries average 98%. Core is logged, photographed and sampled in the core shack on surface. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for preparation and assaying.

Other than drilling, the projects have been explored primarily from underground workings. The workings follow vein structures along strike, on levels spaced approximately 40 m apart. Chip samples across the structures are collected at 5 m intervals. From 1 July 2016 to 31 December 2019, Silvercorp undertook 201,688 m of tunneling, and collected 75,334 channel / chip samples.

Drill core samples are stored in securely sealed bags at the core logging facilities until shipment by courier to one of the following three reputable commercial laboratories which are chosen based on capacity: the Analytical Laboratory of Henan Nonferrous Exploration Institute in Zhengzhou, Henan Province; the Chengde Huakan 514 Geology and Mineral Testing and Research Institute in Chengde; and the Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau in Hohhot. All laboratories are officially accredited in China. Sample preparation and assaying procedures follow standard practices.

Channel samples are analyzed on site at the Ying assay laboratory located at the mill complex in Luoning County. The assay laboratory is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province.

Silvercorp has implemented industry standard practices for sample preparation, security and analysis. The sampling and assaying Quality Assurance / Quality Control (QA/QC) program for the

1 July 2016 to 31 December 2019 period comprised 87,707 Certified Reference Material (CRM) samples, 929 blanks, and 623 field duplicates inserted with the core and channel / chip samples. CRMs, blanks, and duplicates each consisted of approximately 3% of the total drill samples. CRMs consisted of 2.6% of the channel samples. Blanks consisted of 0.5% of the total channel samples. For channel samples, no duplicate samples were taken.

The review of Silvercorp’s QA/QC procedures has highlighted several issues that require further investigation and improvement. The QP does not consider these issues to have a material impact on the global Mineral Resources and Mineral Reserve estimates but cannot guarantee there are no material impacts on a local scale. Overall, the QP considers the assay database to be acceptable for Mineral Resource estimation.

The Mineral Resource estimates for the SGX, HPG, LMW, and LME deposits were carried out by independent QP Rod Webster, MAIG of AMC, who takes responsibility for those estimates. The Mineral Resource estimates for the TLP, HZG, and DCG deposits were carried out by independent QP Simeon Robinson, P.Geo. of AMC, who takes responsibility for those estimates.

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The December 2019 Mineral Resources were estimated using a block modelling approach and Datamine’sTM dynamic anisotropy application1. Except for DCG, all grade estimation was completed using ordinary kriging. DCG was estimated using inverse distance squared.

Additional geological sections in the Ying 2020 Technical Report were prepared by independent QP Dr Adrienne Ross, P.Geo. of AMC, who takes responsibility for those sections.

The Mineral Resources include material (approximately 30% of the Indicated Resources) below the lower limit of Silvercorp’s current mining permits. However, because of the nature of Chinese regulations governing applications for new or extended mining permits, the QPs for the Mineral Resource estimation are satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its permits to develop these Mineral Resources as and when required.

The Mineral Resource and metal content estimates are shown in Table 1.1 and are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades (COGs) are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, processing and shipping costs, and metallurgical recoveries and payable values, provided by Silvercorp for each mine and reviewed by the QPs. AgEq formulae and cut-off grades are shown in the footnotes of Table 1.1.

Table 1.1	Ying Property - Mineral Resources and metal content for silver, lead, zinc, and gold as of 31 December 2019 (Inclusive of Mineral Reserves)

Mine	Resource category	Tonnes	Au	Ag	Pb	Zn	Metal contained in Mineral Resources
		(Mt)	(g/t)	(g/t)	(%)	(%)	Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	3.29	-	313	6.19	3.12	-	33.08	203.6	102.5
	Indicated	3.48	-	257	5.04	2.53	-	28.77	175.5	88.1
	Measured + Indicated	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Inferred	4.33	-	237	4.84	1.99	-	33.00	209.8	86.1
HZG	Measured	0.49	-	342	1.09	0.25	-	5.43	5.4	1.2
	Indicated	0.60	-	274	0.70	0.15	-	5.29	4.2	0.9
	Measured + Indicated	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Inferred	0.97	-	250	0.78	0.18	-	7.77	7.5	1.7
HPG	Measured	0.88	1.17	93	3.74	1.43	33.3	2.64	33.1	12.6
	Indicated	1.50	1.35	67	3.02	1.30	64.9	3.22	45.2	19.5
	Measured + Indicated	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Inferred	3.20	2.05	84	2.65	1.04	211.2	8.65	84.9	33.2
LME	Measured	0.49	-	348	1.72	0.38	-	5.47	8.4	1.8
	Indicated	1.18	-	282	1.62	0.44	-	10.69	19.1	5.1
	Measured + Indicated	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Inferred	1.79	-	222	1.73	0.39	-	12.75	30.9	6.9
LMW	Measured	0.74	-	330	3.13	0.28	-	7.87	23.2	2.1
	Indicated	1.97	-	259	2.33	0.29	-	16.41	45.9	5.8
	Measured + Indicated	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Inferred	2.41	-	248	2.85	0.39	-	19.22	68.6	9.5

1 Dynamic anisotropy re-orientates the search ellipsoid for each estimated block based on the local orientation of the mineralization.

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Silvercorp Metals Inc.	720009

Mine	Resource category	Tonnes	Au	Ag	Pb	Zn	Metal contained in Mineral Resources
		(Mt)	(g/t)	(g/t)	(%)	(%)	Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
TLP	Measured	2.51	-	208	3.44	0.33	-	16.79	86.5	8.3
	Indicated	2.92	-	165	2.74	0.32	-	15.48	79.9	9.2
	Measured + Indicated	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Inferred	5.48	-	157	2.64	0.25	-	27.70	144.7	13.7
DCG	Measured	-	-	-	-	-		-	-	-
	Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Measured + Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Inferred	0.40	0.24	61	4.69	0.15	3.2	0.79	18.9	0.6
Total	Measured	8.41	0.12	264	4.28	1.53	33.3	71.29	360.2	128.6
	Indicated	11.71	0.17	212	3.18	1.10	65.1	79.98	372.1	128.7
	Measured + Indicated	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Inferred	18.58	0.36	184	3.04	0.82	214.4	109.87	565.3	151.8

Notes:

  Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.

  Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Exchange rate: RMB 6.90 : US$1.00.

  Mineral Resource reported 5 m below surface.

  Veins factored to minimum extraction width of 0.3 m after estimation.

  Cut-off grades: SGX 145 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; LME 120 g/t AgEq; LMW 155 g/t AgEq; TLP 130 g/t AgEq; DCG 135 g/t AgEq.

  AgEq formulas by mine:

  -SGX=35.63*Pb%+22.45*Zn%+Ag g/t
  -HZG=34.6*Pb%+Ag g/t
  -HPG=36.84*Pb%+23.61*Zn%+62.87*Au g/t + Ag g/t
  -LME=34.17*Pb%+11.92*Zn%+Ag g/t
  -TLP=34.19*Pb%+Ag g/t
  -LMW=35.06*Pb%+Ag g/t
  -DCG=  36.84*Pb% + 23.61*Zn + 62.87*Au g/t + Ag g/t

  Exclusive of mine production to 31 December 2019.

  Rounding of some figures may lead to minor discrepancies in totals.

1.3	Comparison of Mineral Resources, 30 June 2016 and 31 December 2019

A comparison of Mineral Resource estimates between 30 June 2016 and 31 December 2019 indicates the following:

  Measured and Indicated tonnes have increased by 23% overall, while the Inferred tonnes have increased by 78%.

  Measured and Indicated grades have decreased overall by between -2% and -6%. Inferred grades decreased between -20% and -26% overall (both comparisons excluding gold as it is a very minor contributor).

  The net result in the Measured and Indicated categories has been an increase in the contained silver of 18% and an increase in the contained lead of 16%. The increase in zinc content was 20%.

  The net result in the Inferred category has been an increase in the contained silver of 42% and a significant increase in both the contained lead and zinc, with increases of 38% and 32% respectively.

Reasons for the differences in grade, tonnes, and contained metal include Mineral Resource additions and conversion to higher categories arising from drilling and level development, different COGs and depletion due to mining. Additional channel and drillhole samples also became available

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between the two estimates to extend the Mineral Resources along-strike and down-dip, and allowed changed interpretation of the veins, given the greater degree of geological understanding.

1.4	Mining and Mineral Reserves

The Mineral Reserve estimates for the Property were prepared by Silvercorp under the guidance of independent QP Mr H.A. Smith, P.Eng., who takes responsibility for those estimates. Table 1.2 summarizes the Mineral Reserve estimates for each mine and for the entire Ying operation. Approximately 44% of the Mineral Reserve tonnage is categorized as Proven and approximately 56% is categorized as Probable.

Table 1.2 Mineral Reserve estimates, Ying Property, 31 December 2019

Mine	Reserve category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
HZG	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HPG	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
LME	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
LMW	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
TLP	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7
Ying Mines	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6

Notes to Mineral Reserve Statement:

  Cut-off grades (AgEq g/t): SGX - 235 Resuing, 205 Shrinkage; HZG - 240 Resuing, 210 Shrinkage; HPG - 235 Resuing, 210 Shrinkage; LME - 210 Resuing, 180 Shrinkage; TLP - 240 Resuing, 215 Shrinkage; LMW - 260 Resuing, 235 Shrinkage.

  Stope Marginal cut-off grades (AgEq g/t): SGX - 215 Resuing, 180 Shrinkage; HZG - 220 Resuing, 190 Shrinkage; HPG - 215 Resuing, 190 Shrinkage; LME - 180 Resuing, 150 Shrinkage; TLP - 220 Resuing, 195 Shrinkage; LMW - 230 Resuing, 205 Shrinkage.

  Development Ore cut-off grades (AgEq g/t): SGX - 145; HZG - 140; HPG - 145; LME - 120; TLP - 150; LMW - 165.

  Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.

  Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.

  Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Processing recovery factors: SGX - 96.5% Ag, 97.8% Pb, 64.2% Zn; HZG - 96.8% Ag, 95.2% Pb; HPG - 90.7% Au, 90.2% Ag, 94.4% Pb, 63.1% Zn; LME - 96.9% Ag, 94.1% Pb, 34.2% Zn; TLP - 93.4% Ag, 90.7% Pb; LMW - 96.6% Ag, 96.3% Pb.

  Payables: Au - 81%; Ag - 90.0%; Pb - 87.5%; Zn - 72.5%.

  Exclusive of mine production to 31 December 2019.

  Exchange rate assumed is RMB 6.90 : US$1.00.

  Rounding of some figures may lead to minor discrepancies in totals.

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The Mineral Reserve estimates assume that the current stoping practices of cut and fill resuing and shrinkage stoping will continue to be predominant at the Property. The largely sub -vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

Average Ying dilution factors have been estimated as 15% for resuing and 18% for shrinkage, while assumed mining recovery factors are 95% for resuing stopes and 92% for shrinkage stopes.

For the total tonnage estimated as Ying Mineral Reserves, 49.7% is associated with resuing and 50.3% with shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and LME with, respectively, estimated 4.7% and 9.4% reductions in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 21.0% is noted at HPG. For Ying as a whole, an approximately 8.8% reduction in AgEq ounces demonstrates relatively low overall COG sensitivity.

For the entire Property, total Mineral Reserve tonnes are approximately 60% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 110%, 105%, and 110% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead, and zinc are 65%, 62%, and 66% respectively.

Underground access to each of the mines in the steeply-sloped, mountainous area is generally via adits at various elevations, inclined haulageways, and internal shafts (winzes). The only shaft to surface is at LM West. It has a current hoisting capacity of 150,000 tpa of combined ore and waste with a standard cage. The mines are developed using trackless equipment - 20 t trucks and one-boom jumbos; and small, conventional tracked equipment - battery / diesel locomotives, rail cars, electric rocker shovels and pneumatic hand-held drills (jacklegs). At most of TLP, four adits of SGX, part of LME, and part of LMW, small tricycle trucks with a payload of up to three tonnes each are used to haul ore to surface. These tricycle trucks are being gradually replaced by rail cars in all mines except for TLP.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up. Stope production drilling is by jackleg. In-stope rock movement is by gravity to draw points or by hand-carting to steel ore passes or chutes. Production mucking uses mostly hand shovels or, occasionally, rocker shovels, with rail cars and electric or diesel locomotives transporting ore to the main shaft or inclined haulageway. Ore transport to surface is via skip / cage hoisting (shaft), rail-cars (tracked adit and / or inclined haulageway), small tricycle trucks (adit), or 20 t trucks (ramp). Some hand picking of high-grade ore and waste is done on surface, with transport to the centralized processing plants being via 30 t or 45 t trucks or barge and truck combination.

1.5	Reconciliation

Table 1.3 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 July 2016 to 31 December 2019.

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Table 1.3 Mineral Reserve to production reconciliation: July 2016 - December 2019

	Mine	Ore (kt)	Grade			Metal
			Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	923	311	5.78	2.37	9,233	53.34	21.87
	HZG	191	331	1.01		2,032	1.92
	HPG	259	114	4.46	1.07	948	11.54	2.77
	LME	223	337	1.78	0.32	2,425	3.97	0.72
	LMW	324	330	3.32		3,440	10.77
	TLP	429	259	3.36		3,570	14.39
	Total	2,349	287	4.08	1.08	21,649	95.94	25.37
Reconciled Mine Production[1,2]	SGX	919	352	6.92	1.85	10,144	61.97	16.57
	HZG	185	415	1.55		2,407	2.79
	HPG	207	116	3.79	1.08	749	7.64	2.18
	LME	171	469	2.04	0.31	2,523	3.42	0.52
	LMW	245	325	3.33		2,494	7.95
	TLP	502	199	3.00		3,128	14.69
	Total	2,229	307	4.53	0.89	21,445	98.47	19.27
Mine Production as % of Reserves	SGX	100%	113%	120%	78%	110%	116%	76%
	HZG	97%	125%	154%		118%	146%
	HPG	80%	101%	85%	101%	79%	66%	79%
	LME	77%	139%	115%	97%	104%	86%	72%
	LMW	76%	98%	100%		72%	74%
	TLP	117%	77%	89%		88%	102%
	Total	95%	107%	111%	82%	99%	103%	76%

Notes:
1Includes high-grade, hand-sorted ore.
2Assumes 2.5% moisture in wet ore.

The QP makes the following observations relative to the data in Table 1.3:

  Overall, the mine produced 5% less tonnes at a 7% higher silver grade, an 11% higher lead grade and an 18% lower zinc grade; for 1% less contained silver, 3% more contained lead and 24% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that zinc has only a small effect on revenue (6% of total projected revenue as per 2019 Mineral Reserves).

  In terms of mined silver grades, SGX, HZG, and LME were well above reserve grades, while HPG and LMW were approximately the same and TLP was significantly below. Lead grades show a similar pattern, although with HPG and TLP being 15% and 11% respectively below reserve grades. The grade values suggest that the dilution control emphasis has achieved good results overall, but with a minority of site areas (e.g., at TLP) possibly having more dilution than projected.

  Factors that may have contributed to results variability include:
  -Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
  -Variable or adverse ground conditions.
  -Use of shrinkage stoping in very narrow and / or discontinuous veins.
  -Mining of lower grade, but still economic, material outside of the vein proper.

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  -Misattribution of feed source to the mill.
  -Mill process control issues.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP has previously endorsed these actions and continues to do so. It is also recommended that Silvercorp undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

1.6	Comparison of Mineral Reserves, 1 July 2016 to 31 December 2019

A comparison of Mineral Reserve estimates between 1 July 2016 (previous Technical Report) and 31 December 2019 (this Technical Report) indicates the following (note that the 2019 Mineral Reserves do not include ore mined since June 2016):

  3% decrease in total (Proven + Probable) Ying Mineral Reserve tonnes.

  Increase in total Ying Mineral Reserve silver, lead, and zinc grades of 7%, 2%, and 11% respectively.

  Increases in total Ying Mineral Reserve metal content for silver and zinc of 4% and 8% respectively; 1% decrease in total lead content.

  SGX continues being the leading contributor to the total Ying Mineral Reserves, accounting for 43% of tonnes, 47% of silver, 62% of lead, and 79% of zinc, compared to respective values of 45%, 48%, 60%, and 83% in 2016.

  6% decrease in total Mineral Reserve tonnes at SGX, but slight increases in total metal content for silver, lead and zinc of 1%, 2%, and 3% respectively.

  63% increase in total Mineral Reserve tonnes at HPG, with corresponding increases in silver, lead and zinc content of 23%, 50%, and 103% respectively. Gold Mineral Reserves also increased from 27 koz to 50 koz at HPG.

  31% increase in total Mineral Reserve tonnes at LME, with corresponding increases in silver, lead and zinc content of 35%, 5%, and 20% respectively.

  34% decrease in total Mineral Reserve tonnes at LMW, with corresponding decreases in silver, lead and zinc content of 17%, 35%, and 31% respectively.

  4% increase in total Mineral Reserve tonnes at HZG, with corresponding increases in silver and zinc content of 12% and 10% respectively; 2% decrease in total lead content.

  5% decrease in total Mineral Reserve tonnes at TLP, but with increases in both silver and zinc content of 11%; 7% decrease in total lead content.

1.7	Life-of-mine plan

Table 1.4 is a summary of the projected life-of-mine (LOM) production for each of the Ying mines and for the entire operation based on the 31 December 2019 Mineral Reserve estimates.

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Table 1.4 Life-of-mine production plan, Ying Property

SGX	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	29	255	255	255	260	261	261	261	261	262	261	261	262	261	261	262	261	261	253	247	243	5,193
Ag (g/t)	357	359	356	321	307	305	271	268	264	265	261	269	272	266	269	277	259	255	237	226	227	277
Pb (%)	6.43	6.45	6	6.34	5.76	5.25	5.64	5.22	5.53	5.46	5.54	4.82	5.28	5.21	4.92	4.79	5.25	5.29	5.32	5.41	5.11	5.43
Zn (%)	2.12	2.25	2.44	2.72	2.47	2.79	2.97	3.36	2.6	2.73	2.87	3.27	2.44	2.87	2.69	2.51	2.34	2.04	2.04	1.94	1.97	2.57
AgEq (g/t)	634	639	625	608	568	555	539	529	520	521	523	515	515	516	504	504	498	489	472	463	453	529
HZG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032									Total
Ore (kt)	9	51	50	53	53	53	53	53	53	53	53	43	40	-	-	-	-	-	-	-	-	616
Ag (g/t)	413	403	383	389	357	324	344	337	318	306	286	244	225									330
Pb (%)	0.61	0.71	1.05	0.76	1.04	1.57	0.94	0.92	0.58	0.54	0.46	0.64	0.51									0.82
Zn (%)	0.26	0.25	0.22	0.17	0.22	0.16	0.17	0.19	0.17	0.12	0.15	0.14	0.12									0.18
AgEq (g/t)	434	427	420	415	394	378	377	368	338	325	302	266	243									359
HPG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038			Total
Ore (kt)	12	63	65	69	70	71	71	70	71	70	70	70	70	70	69	70	66	63	61.719	-	-	1,240
Au (g/t)	1.14	1.14	0.65	1.58	1.42	1.21	0.92	1.16	0.52	1.25	1.85	1.48	1.89	1.65	1.61	1.37	0.91	0.87	0.94			1.25
Ag (g/t)	93	98	102	88	103	108	108	87	84	69	60	67	61	62	35	29	39	50	41			72
Pb (%)	4.27	4.5	4.64	3.18	3.34	3.48	3.17	4.17	5.01	3.64	2.95	3.29	2.96	2.7	2.06	2.77	2.8	2.19	2.18			3.29
Zn (%)	1.05	1.17	1.79	2.16	1.64	1.43	2.76	1.12	1.4	1.58	1.32	1.34	0.96	1.36	1.88	1.15	0.83	0.85	0.87			1.43
AgEq (g/t)	347	362	356	355	354	347	348	339	334	319	316	313	311	298	256	244	218	206	200			306
LME	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037				Total
Ore (kt)	10	64	69	76	70	75	69	72	80	74	78	81	75	74	73	74	64	64	-	-	-	1,243
Ag (g/t)	395	407	424	410	352	354	319	295	296	322	275	272	300	231	242	228	250	220				306
Pb (%)	1.59	1.86	1.71	2.35	2.7	1.95	1.27	1.68	1.18	1.15	1.21	1.23	1.45	1.83	1.43	1.29	1.26	1.53				1.59
Zn (%)	0.44	0.43	0.37	0.46	0.51	0.27	0.38	0.46	0.38	0.41	0.31	0.37	0.37	0.51	0.39	0.34	0.28	0.35				0.39
AgEq (g/t)	455	475	486	496	450	424	367	358	341	366	320	318	354	300	296	277	297	277				365
LMW	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	11	65	67	71	69	69	67	68	69	68	68	68	67	69	68	68	66	65	69	63	54	1,349
Ag (g/t)	306	333	330	330	360	369	354	341	352	329	334	333	333	339	316	297	278	267	258	236	212	317
Pb (%)	2.59	2.67	3.05	3.57	2.96	2.57	2.87	3.08	2.65	3.10	2.76	2.61	2.51	2.13	2.57	2.72	2.93	2.67	2.09	2.11	2.57	2.71
Zn (%)	0.27	0.24	0.25	0.28	0.25	0.28	0.26	0.38	0.28	0.36	0.29	0.27	0.27	0.29	0.34	0.35	0.28	0.32	0.33	0.29	0.26	0.29
AgEq (g/t)	396	426	437	456	464	460	454	449	445	437	430	425	420	413	406	392	381	360	331	310	302	412
TLP	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036					Total
Ore (kt)	28	146	141	149	148	141	161	155	165	146	138	140	141	141	142	139	128	-	-	-	-	2,348
Ag (g/t)	193	211	258	267	293	262	260	242	240	241	199	239	227	219	196	172	133					230
Pb (%)	3.73	3.51	2.71	2.57	2.26	2.73	2.85	3.11	2.75	2.93	3.58	2.72	2.98	3.31	3.60	3.67	3.89					3.07
Zn (%)	0.32	0.32	0.39	0.34	0.36	0.39	0.32	0.33	0.33	0.29	0.25	0.32	0.35	0.30	0.36	0.30	0.29					0.33
AgEq (g/t)	320	331	351	354	371	355	357	348	334	342	322	331	329	333	319	297	265					334
Ying Mine	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	99	645	647	673	670	670	682	679	699	672	668	664	654	615	614	612	585	452	384	309	296	11,989
Au (g/t)	0.14	0.11	0.07	0.16	0.15	0.13	0.09	0.12	0.05	0.13	0.19	0.16	0.20	0.19	0.18	0.16	0.10	0.12	0.15	-	-	0.13
Ag (g/t)	282	305	316	301	297	289	270	259	257	255	238	247	246	236	228	221	208	224	209	228	224	257
Pb (%)	3.96	4.30	4.00	4.00	3.75	3.60	3.64	3.71	3.66	3.62	3.67	3.28	3.52	3.74	3.61	3.65	3.97	3.95	4.24	4.74	4.65	3.81
Zn (%)	0.94	1.16	1.31	1.42	1.31	1.39	1.58	1.58	1.27	1.38	1.39	1.58	1.23	1.53	1.52	1.35	1.26	1.39	1.54	1.61	1.66	1.41
AgEq (g/t)	448	488	488	482	465	452	438	429	415	420	409	405	409	412	398	388	381	401	403	432	426	429

Notes: Rounding of some figures may lead to minor discrepancies in totals. Zinc not included in AgEq calculation for HZG, TLP and LMW mines.

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1.8	Metallurgical testwork and processing

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests had been conducted by various labs to address the recoveries of the different types of mineralization. TLP mineralization was tested by the Changsha Design and Research Institute (CDRI) in 1994, SGX mineralization was tested by Hunan Nonferrous Metal Research Institute (HNMRI) in May 2005, and HZG mineralization was tested by Tongling Nonferrous Metals Design Institute (TNMDI) in 2006.

The results predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries. Although on-site plant tuning has been carried out, it is understood that no external testwork programs have been carried out since the compilation of the original design criteria data.

Silvercorp runs two processing plants, Plants 1 and 2, at the Property, with a total current design capacity of about 2,800 tpd. The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. Plant 1 (Xiayu Plant - originally 600 tpd, upgraded to 800 tpd) has been in operation since March 2007. Plant 2 (Zhuangtou Plant) has been in production since December 2009, with an expansion from 1,000 tpd to 2,000 tpd completed in October 2011. Although current design processing capacity is about 2,800 tpd, it is understood that the actual capacity could reach 3,000 - 3,200 tpd. However, current LOM planning requires that the plants operate up to around 2,000 tpd.

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 currently produces only a lead / silver concentrate. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

To optimize profitability, high grade lead concentrate from Plant 2 is blended with middle grade lead concentrate from Plant 1.

SGX / HPG ores also contain high-grade, large-size galena lumps with characteristic specular silver-grey colour. These may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps can be milled in a dedicated facility, and then sold directly, or mixed with flotation lead concentrate for sale.

Both Plants 1 and 2 have exceeded target throughput levels. Lead and silver recovery targets are being met, although zinc recovery is lower than design, attributed to low zinc feed grades.

After innovation and modification to both plants over last few years, lead and silver recoveries have increased significantly. Improvements have been consistently targeted on process system and other facilities both in Plant 1 and Plant 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

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1.9	Manpower

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

Each mine complex is run by a mine manager and one or two deputy mine managers. Because of proximity to each other, the SGX and HZG mines have common management, as do the TLP, LME, and LMW mines.

The Ying mines workforce is about 3,625 persons, comprising approximately 834 Silvercorp staff, 77 Silvercorp hourly employees, and 2,714 contract workers.

1.10	Main infrastructure, including tailings dams

There are two tailings management facilities (TMF); TMF1, adjacent to and serving Plant 1, and TMF 2, adjacent to and serving Plant 2. TMF 2 was completed in July 2012 and put into service in April 2013. The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations.

The TMFs were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM. Additional tailings capacity will thus be required in the later period of the LOM production. There are several location options for the third TMF, with assessment of those options still in the study stage. It is expected that there will be no problem to get permission to build the third TMF once it becomes necessary.

Flood calculations have been performed appropriate to the Chinese system Grade III classification of the TMFs, which requires the flood control measures to meet a 1 in 100-year recurrence interval for design purposes, with a 1 in 500-year probable maximum flood criterion also. Safety and reliability analyses for the TMFs have been carried out in accordance with the Safety Technical Regulations for Tailings Ponds (AQ2006-2005) and under the Grade III requirements.

Luoning County in which the Ying site is located has been classified as Grade 6 in terms of seismicity, and a basic design seismic acceleration of 0.05 g was indicated as being necessary to be taken into consideration in the TMF design. The seismic rating is in accordance with the China Seismic Intensity Scale (CSIS), which is similar to the Modified Mercali Intensity (MMI) scale, now used fairly generally. In effect, CSIS Grade 6 is similar to VI (Strong) on the MMI scale. The 0.05 g acceleration cited above for design purposes would correlate more with MMI V (Moderate) according to the United States Geological Service (USGS) Earthquakes Hazard Program, which could suggest a 0.10 g acceleration value for design.

The QP acknowledges more recent risk and stability assessment reports but recommends that Silvercorp also ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters.

The QP also recommends that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters; and that the dam classification under the Chinese system be reviewed in the context of recent international classifications, e.g. Canadian Dam Association 2013.

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Reclaimed water from the tailings storage ponds and overflows from the two concentrators is recycled to minimize fresh water requirements. Zero discharge of the process water has been achieved at both TMFs in no-rainfall seasons.

Each mine in the Ying Property has a number of rock waste dumps. Waste dump capacity at all mines is enough for the anticipated LOM waste rock. Silvercorp is investing approximately $2.9 million (M) to construct a 1 Mtpa aggregate plant to recycle and crush the waste rock from the Ying Mining District, and then supply it to the local construction market. The plant is expected to be commissioned in October 2020, and its profit, after capital recovery, will be shared between the local government, the local communities, and employees.

Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants. At SGX, one 35 kV overhead line supplies main power for all production, and two 10 kV lines act mainly as a standby source of power in case of disruption. In addition, two 1,500 kW and one 1,200 kW diesel generators installed at one of the substations act as back-up power supply in the event of a grid power outage.

Access to the SGX / HZG mine from Silvercorp’s mill office complex is via a 7 km paved road to the

Hedong wharf of the Guxian Reservoir, and then across the reservoir by boat to the mine site. Two large barges carry up to five 45 t ore trucks from the SGX / HZG and HPG mines to the plants. The HPG mine can be accessed either by boat or 12 km paved road, south-west of the main office complex. Ore from the TLP and LM mines is hauled to the Silvercorp central mill using 30 and 45 t truck fleets. The TLP, LME, and LMW mines are 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River.

The Luoyang government has considered a plan to use the Guxian reservoir as a drinking water source, which could affect ore transport by boat. To avoid possible disruption of ore transport, a tunnel and road link from the mill office complex to SGX via HPG has been constructed as a back-up transport route. The length of three separate tunnels in the link is 5,038 m. Also, over 10 km of road and three bridges linked to the tunnels have been built. It is anticipated that, using this alternative route, the ore transport cost would increase by between $1 and $2/t.

Currently, the DCG project can be accessed by a 10.5 km paved road, south-southwest of the mills. A 1,756 m transportation ramp is also under development from the TLP Mine camp area to enable ore haulage, with 447 m driven and completion anticipated by the end of April 2021.

Domestic water for SGX mine is drawn from the Guxian Reservoir, while water for the HPG, TLP, LM, and HZG mines comes from nearby creeks and springs. Mine production water for drilling and dust suppression is sourced from underground.

1.11	Market studies and contracts

Contracts for underground mining operations are in place with several Chinese contracting firms.

Lead and zinc concentrates are marketed to existing smelters customers in Henan and Shaanxi provinces and appropriate terms have been negotiated, on terms that the QP considers to be aligned with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd. All contracts have freight and related expenses to be paid by the smelter customers.

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The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month. With respect to copper, testwork has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material commercial issue, nor does it materially impact on lead concentrate quality.

1.12	Environmental, permitting, social / community impact

Silvercorp has all the required permits for its operations on the Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Six safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine, LMW mine, and LME mine. Five environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, TLP, LME, LMW, and HPG project areas. The surrounding land near the SGX Mining Area is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests or strict land control zones. Current area vegetation is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, and goats.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students and undertaking projects such as road construction, and school repairs, upgrading and construction. Economic contributions are also made in the form of direct hiring and retention of local contractors, suppliers, and service providers.

Silvercorp’s main waste by-products are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced. Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals and is utilized for construction around the site. Waste rock is mainly comprised of quartz, chlorite and sericite, kaolin and clay minerals and is non-acid generating. Once a waste rock stockpile is full (or at the time of site closure), it will be covered with soil and re-vegetated. For stabilization, retaining wall structures will be built downstream of each waste rock site. A diversion channel will be constructed upstream to prevent high water flows into the stockpile and the slope surface from washing out. Waste rock stockpiles at SGX, HPG, HZG, and LMW have already been covered with soil and re-vegetated.

Process tailings are discharged into purpose built TMFs, which have decant and under-drainage systems to provide for flood protection and for the collection of return water. Daily inspections are undertaken for the tailings pipelines, TMF embankment and the seepage / return water collection system. After the completion of the TMFs, the facilities will be covered with soil and vegetation will be replanted. The SGX Environmental Impact Assessment (EIA) Report states that the tailings do not contain significant sulphides and have no material potential for acid generation.

Silvercorp has established an environmental protection department consisting of five full time staff, which is responsible for environment / rehabilitation management work in the Ying Property. Monitoring plans include air and dust emissions and noise and wastewater monitoring, and are

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implemented by qualified persons and licensed institutes. The QP understands that test results from 2016 to 2020 indicate that surface water, sanitary / process plant wastewater and mining water are in compliance with the required standards; also, that project completion inspection results were all compliant for wastewater discharge, air emission, noise and solid waste disposal. There have been a few exceptional cases in which pH values of the discharged mining water were slightly over 9.0 and Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

Maintaining water quality for the Guxian Reservoir, while operating the SGX and HPG projects, is a key requirement in the project environmental approvals. Silvercorp has created a SGX / HPG surface water discharge management plan which comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system. Overflow water from the mill process and water generated from the tailings by the pressure filter are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards and Integrated Wastewater Discharge Standard to meet the Class III requirements of surface water quality and Class I wastewater quality before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County. Monthly monitoring by the Luoyang Liming Testing Company and Yellow River Basin Environmental Monitoring Centre indicate that water discharged to the surface water body is in compliance.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in mining activities, and none is generated from the upper sections.

There is a groundwater monitoring program for the processing plant area, but not for the mining areas. It is recognized that there is no requirement under Chinese environmental approvals to monitor this potential impact. The QP understands that test results indicate that groundwater quality is compliant with the required standard.

Silvercorp’s production activities are compliant with Chinese and international labour regulations.

Formal contracts are signed for all the full-time employees with wages that the QP understands are well above minimum levels. The company provides annual medical surveillance and checks are conducted for its employees before, during and after their employment with the Company. The Company does not use child or under-aged labour.

Silvercorp developed remediation and reclamation plans during the project approval stage. The Company spent approximately $3.9M on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, the under-drainage tunnel, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. From 2016 through 2019, a land area totaling 371,210 m2 was planted with trees and grasses as planned in the EIA; of this, 174,800 m2 of land was planted in 2019. Unused mining tunnels has been closed and rehabilitation coverage at all the mines has been completed.

In accordance with Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

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1.13	Capital and operating costs

The main capital requirement at the Property is for mine development. Provision is also made for exploration drilling and for sustaining surface facilities, plant expenditure, personal protective equipment, and equipment in general. Specific processing plant capital requirements are projected to be minimal as plant capacity has previously been expanded to meet the forecast mine production.

Projected LOM capital costs, by mine and for Ying as a whole, are summarized in Table 1.5. An exchange rate of US$1 = 6.90 RMB is assumed.

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Table 1.5 Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	21.94	4.55	3.38	3.12	1.87	1.85	1.28	0.91	0.90	0.95	0.64	0.60	0.63	0.47	0.52	0.11	0.08	0.08	-	-	-
	17.59	0.87	0.87	0.87	0.88	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.86	0.84	0.83
Investment Capex	34.26	3.36	3.36	3.61	3.68	3.43	3.15	2.56	2.17	1.50	1.22	1.13	1.00	0.98	0.63	0.89	0.78	0.40	0.28	0.13	-
Total SGX Capex	73.79	8.78	7.61	7.60	6.43	6.17	5.32	4.36	3.96	3.34	2.75	2.62	2.52	2.34	2.04	1.89	1.75	1.37	1.14	0.97	0.83
HZG
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	11.22	1.59	1.60	1.75	1.58	1.73	1.03	0.69	0.43	0.18	0.42	0.13	0.09	-	-	-	-	-	-	-	-
	1.63	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.12	0.11	-	-	-	-	-	-	-	-
Investment Capex	11.54	0.98	1.13	0.68	0.79	0.62	0.97	1.20	1.39	1.56	1.53	0.32	0.37	-	-	-	-	-	-	-	-
Total HZG Capex	24.39	2.71	2.87	2.57	2.51	2.49	2.14	2.03	1.96	1.88	2.09	0.57	0.57	-	-	-	-	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	7.67	0.66	0.86	0.61	0.62	0.62	0.56	0.47	0.50	0.71	0.46	0.46	0.21	0.17	0.10	0.34	0.26	0.06	-	-	-
	4.78	0.25	0.25	0.27	0.27	0.28	0.28	0.27	0.28	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.24	0.24	-	-
Investment Capex	5.71	0.04	0.09	0.13	0.20	0.10	0.15	0.38	0.48	0.22	0.14	0.22	0.82	0.85	0.61	0.45	0.42	0.41	-	-	-
Total HPG Capex	18.16	0.95	1.20	1.01	1.09	1.00	0.99	1.12	1.26	1.20	0.87	0.95	1.30	1.29	0.98	1.06	0.94	0.71	0.24	-	-
TLP
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	9.79	4.54	1.81	0.97	0.75	0.36	0.13	0.21	0.29	0.19	0.14	0.14	0.09	0.07	0.07	0.03	-	-	-	-	-
	8.06	0.51	0.49	0.52	0.51	0.49	0.56	0.54	0.57	0.51	0.48	0.49	0.49	0.49	0.49	0.48	0.44	-	-	-	-
Investment Capex	17.33	1.85	1.68	1.78	1.16	1.54	1.68	1.52	1.14	1.06	0.86	0.93	0.84	0.59	0.70	-	-	-	-	-	-
Total TLP Capex	35.18	6.90	3.98	3.27	2.42	2.39	2.37	2.27	2.00	1.76	1.48	1.56	1.42	1.15	1.26	0.51	0.44	-	-	-	-
LME
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	5.96	1.32	1.31	0.88	0.70	0.87	0.44	0.17	0.17	0.05	0.05	-	-	-	-	-	-	-	-	-	-
	2.70	0.14	0.15	0.17	0.15	0.17	0.15	0.16	0.18	0.16	0.17	0.18	0.16	0.16	0.16	0.16	0.14	0.14	-	-	-
Investment Capex	12.28	0.58	0.69	0.97	0.95	0.73	0.92	0.81	0.69	0.73	0.78	0.82	0.61	0.66	0.73	0.82	0.79	-	-	-	-
Total LME Capex	20.94	2.04	2.15	2.02	1.80	1.77	1.51	1.14	1.04	0.94	1.00	1.00	0.77	0.82	0.89	0.98	0.93	0.14	-	-	-
LMW
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	9.99	0.88	0.93	1.01	1.05	0.94	0.91	0.66	0.72	0.48	0.25	0.35	0.27	0.24	0.27	0.33	0.19	0.14	0.13	0.16	0.08
	6.73	0.33	0.34	0.36	0.35	0.35	0.34	0.34	0.35	0.34	0.34	0.34	0.34	0.35	0.34	0.34	0.33	0.33	0.34	0.31	0.27
Investment Capex	11.27	0.98	1.00	1.07	1.08	1.12	1.20	1.18	1.04	1.12	0.80	0.48	0.20	-	-	-	-	-	-	-	-
Total LMW Capex	27.99	2.19	2.27	2.44	2.48	2.41	2.45	2.18	2.11	1.94	1.39	1.17	0.81	0.59	0.61	0.67	0.52	0.47	0.47	0.47	0.35
Ying Total
Sustaining Capex
Exploration & mine development tunneling Facilities, plant, and equipment	66.57	13.54	9.89	8.34	6.57	6.37	4.35	3.11	3.01	2.56	1.96	1.68	1.29	0.95	0.96	0.81	0.53	0.28	0.13	0.16	0.08
	41.49	2.24	2.24	2.33	2.30	2.32	2.36	2.34	2.41	2.31	2.29	2.29	2.26	2.16	2.15	2.14	2.06	1.60	1.44	1.15	1.10
Investment Capex	92.39	7.79	7.95	8.24	7.86	7.54	8.07	7.65	6.91	6.19	5.33	3.90	3.84	3.08	2.67	2.16	1.99	0.81	0.28	0.13	-
Total Ying Capex	200.45	23.57	20.08	18.91	16.73	16.23	14.78	13.10	12.33	11.06	9.58	7.87	7.39	6.19	5.78	5.11	4.58	2.69	1.85	1.44	1.18

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	720009

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contract includes all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the company. Ground support consumables such as timber and power to the portal areas are the responsibility of the company. Shipping costs are for moving ore from each mine to the processing plant. Principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost. G&A costs include an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and ongoing costs associated with progressively raising the dam are regarded as an operating cost. The provision for Mineral Resources tax is approximately 3% of sales. Table 1.6 summarizes projected LOM operating costs, by mine, and for Ying as a whole. An exchange rate of US$1 = 6.90 RMB is assumed.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	720009

Table 1.6	Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Mining	357.80	18.95	18.16	17.66	18.25	18.73	18.62	18.48	18.69	18.45	18.09	18.15	18.06	18.40	17.95	17.76	17.51	17.22	17.68	16.53	14.46
Shipping	20.93	1.03	1.03	1.03	1.05	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.03	1.00	0.98
Milling	52.82	2.61	2.61	2.61	2.66	2.67	2.67	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.59	2.52	2.48
G&A and product selling	42.89	2.12	2.12	2.12	2.16	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.16	2.10	2.05	2.02
Mineral Resources tax	43.56	2.61	2.56	2.48	2.37	2.32	2.24	2.20	2.16	2.18	2.17	2.15	2.15	2.15	2.11	2.11	2.08	2.04	1.91	1.82	1.75
Government fee and other tax	14.40	0.71	0.71	0.71	0.72	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.72	0.70	0.69	0.68
Total SGX Opex	532.40	28.03	27.19	26.61	27.21	27.68	27.49	27.31	27.48	27.27	26.89	26.93	26.85	27.18	26.69	26.51	26.22	25.87	26.01	24.61	22.37
HZG
Mining	33.90	3.22	3.05	3.31	3.26	3.24	3.02	2.93	2.72	2.60	2.68	1.97	1.90	-	-	-	-	-	-	-	-
Shipping	3.09	0.26	0.25	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.22	0.20	-	-	-	-	-	-	-	-
Milling	6.20	0.52	0.51	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.44	0.41	-	-	-	-	-	-	-	-
G&A and product selling	5.05	0.42	0.42	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.36	0.33	-	-	-	-	-	-	-	-
Mineral Resources tax	3.63	0.36	0.35	0.37	0.35	0.33	0.33	0.33	0.30	0.29	0.27	0.19	0.16	-	-	-	-	-	-	-	-
Government fee and other tax	1.71	0.14	0.14	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.12	0.11	-	-	-	-	-	-	-	-
Total HZG Opex	53.58	4.92	4.72	5.08	5.01	4.97	4.75	4.66	4.42	4.29	4.35	3.30	3.11	-	-	-	-	-	-	-	-
HPG
Mining	74.74	4.56	3.98	4.39	4.45	4.51	4.61	4.46	4.55	4.37	4.78	4.60	3.93	3.81	3.84	3.76	3.81	3.28	3.05	-	-
Shipping	4.71	0.24	0.25	0.26	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.27	0.25	0.24	0.24	-	-
Milling	12.55	0.64	0.66	0.70	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.71	0.71	0.71	0.67	0.64	0.63	-	-
G&A and product selling	10.19	0.52	0.54	0.57	0.58	0.59	0.59	0.58	0.59	0.58	0.58	0.58	0.58	0.58	0.58	0.58	0.54	0.52	0.51	-	-
Mineral Resources tax	5.59	0.34	0.34	0.37	0.37	0.37	0.37	0.35	0.35	0.33	0.33	0.33	0.33	0.31	0.27	0.25	0.21	0.19	0.18	-	-
Government fee and other tax	3.42	0.18	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.19	0.20	0.20	0.20	0.19	0.19	0.19	0.18	0.17	0.17	-	-
Total HPG Opex	111.20	6.48	5.95	6.48	6.58	6.66	6.76	6.58	6.68	6.46	6.88	6.70	6.03	5.87	5.85	5.76	5.66	5.04	4.78	-	-
TLP
Mining	119.41	8.25	6.90	8.34	8.39	7.92	8.68	7.88	8.44	7.89	7.04	6.94	7.23	7.13	6.66	6.39	5.33	-	-	-	-
Shipping	9.25	0.58	0.56	0.60	0.59	0.56	0.64	0.62	0.66	0.58	0.55	0.56	0.56	0.56	0.57	0.55	0.51	-	-	-	-
Milling	23.74	1.50	1.44	1.53	1.51	1.44	1.65	1.59	1.69	1.49	1.41	1.43	1.44	1.44	1.45	1.42	1.31	-	-	-	-
G&A and product selling	19.26	1.21	1.17	1.24	1.23	1.17	1.34	1.29	1.37	1.21	1.14	1.16	1.17	1.17	1.18	1.15	1.06	-	-	-	-
Mineral Resources tax	12.20	0.76	0.78	0.84	0.87	0.79	0.91	0.85	0.87	0.78	0.69	0.73	0.73	0.73	0.71	0.64	0.52	-	-	-	-
Government fee and other tax	6.45	0.41	0.39	0.42	0.41	0.39	0.45	0.43	0.46	0.41	0.38	0.39	0.39	0.39	0.39	0.39	0.35	-	-	-	-
Total TLP Opex	190.31	12.71	11.24	12.97	13.00	12.27	13.67	12.66	13.49	12.36	11.21	11.21	11.52	11.42	10.96	10.54	9.08	-	-	-	-
LME
Mining	53.18	3.46	3.43	3.47	3.27	2.98	2.84	3.07	3.32	3.02	3.00	3.29	3.09	3.28	3.07	3.00	2.81	2.78	-	-	-
Shipping	4.11	0.21	0.23	0.26	0.23	0.25	0.23	0.24	0.27	0.25	0.26	0.27	0.25	0.25	0.24	0.25	0.21	0.21	-	-	-
Milling	12.60	0.66	0.70	0.78	0.72	0.77	0.70	0.74	0.81	0.76	0.79	0.83	0.76	0.76	0.75	0.76	0.66	0.65	-	-	-
G&A and product selling	10.22	0.53	0.57	0.63	0.58	0.62	0.57	0.60	0.66	0.62	0.64	0.67	0.62	0.62	0.61	0.62	0.53	0.53	-	-	-
Mineral Resources tax	7.46	0.51	0.56	0.63	0.52	0.53	0.42	0.43	0.45	0.45	0.41	0.43	0.44	0.37	0.36	0.34	0.32	0.29	-	-	-
Government fee and other tax	3.43	0.18	0.19	0.21	0.19	0.21	0.19	0.20	0.22	0.21	0.22	0.22	0.21	0.21	0.20	0.21	0.18	0.18	-	-	-
Total LME Opex	91.00	5.55	5.68	5.98	5.51	5.36	4.95	5.28	5.73	5.31	5.32	5.71	5.37	5.49	5.23	5.18	4.71	4.64	-	-	-
LMW
Mining	89.35	5.03	4.96	5.14	5.02	4.52	4.39	4.43	4.81	4.56	4.13	4.49	4.62	4.51	4.35	4.75	4.22	4.09	4.26	3.71	3.36
Shipping	4.57	0.22	0.23	0.24	0.24	0.24	0.23	0.23	0.24	0.23	0.23	0.23	0.23	0.24	0.23	0.23	0.23	0.22	0.24	0.21	0.18
Milling	13.68	0.66	0.69	0.72	0.71	0.71	0.69	0.69	0.71	0.69	0.70	0.70	0.68	0.70	0.70	0.69	0.68	0.67	0.70	0.64	0.55
G&A and product selling	11.11	0.54	0.56	0.59	0.57	0.57	0.56	0.56	0.58	0.56	0.57	0.57	0.56	0.57	0.57	0.56	0.55	0.54	0.57	0.52	0.44
Mineral Resources tax	9.03	0.45	0.48	0.53	0.53	0.52	0.50	0.50	0.51	0.48	0.48	0.48	0.46	0.47	0.46	0.44	0.41	0.38	0.37	0.32	0.26
Government fee and other tax	3.72	0.18	0.19	0.20	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.18	0.18	0.19	0.17	0.15
Total LMW Opex	131.46	7.08	7.11	7.42	7.26	6.75	6.56	6.60	7.04	6.71	6.30	6.66	6.74	6.68	6.50	6.86	6.27	6.08	6.33	5.57	4.94
Ying Total
Mining	728.38	43.47	40.48	42.31	42.64	41.90	42.16	41.25	42.53	40.89	39.72	39.44	38.83	37.13	35.87	35.66	33.68	27.37	24.99	20.24	17.82
Shipping	46.66	2.54	2.55	2.66	2.65	2.65	2.70	2.69	2.77	2.66	2.64	2.61	2.57	2.38	2.36	2.36	2.26	1.73	1.51	1.21	1.16
Milling	121.59	6.59	6.61	6.88	6.86	6.85	6.97	6.95	7.14	6.88	6.83	6.79	6.69	6.28	6.28	6.26	5.99	4.63	3.92	3.16	3.03
G&A and product selling	98.72	5.34	5.38	5.59	5.56	5.56	5.67	5.64	5.81	5.58	5.54	5.51	5.43	5.11	5.11	5.08	4.85	3.75	3.18	2.57	2.46
Mineral Resources tax	81.47	5.03	5.07	5.22	5.01	4.86	4.77	4.66	4.64	4.51	4.35	4.31	4.27	4.03	3.91	3.78	3.54	2.90	2.46	2.14	2.01
Government fee and other tax	33.13	1.80	1.80	1.88	1.85	1.87	1.91	1.90	1.95	1.88	1.87	1.85	1.83	1.71	1.70	1.71	1.62	1.25	1.06	0.86	0.83
Total Ying Opex	1,109.95	64.77	61.89	64.54	64.57	63.69	64.18	63.09	64.84	62.40	60.95	60.51	59.62	56.64	55.23	54.85	51.94	41.63	37.12	30.18	27.31

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

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NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	720009

1.14	Economic analysis

The Ying mine complex is a viable operation with a projected LOM through to 2040 based on only Proven and Probable Mineral Reserves and assuming an average annual production rate of approximately 6 million ounces of silver between fiscal 2021 and 2027, 5 million ounces between 2028 and 2033, 4 million ounces between 2034 and 2036, and 2.5 million ounces between 2037 and 2040. The potential exists for an extended LOM via further exploration and development, particularly in areas with identified Inferred Resources.

Although Ying is a producing property and therefore does not require an economic analysis for the purposes of the Technical Report, the QP considered it reasonable to undertake a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The following metal prices and exchange rate were used for the economic analysis: gold - US$1,400/oz, silver - US$20/oz, lead - US$0.95/lb, zinc - US$1.10/lb; exchange rate - US$1 = 6.9RMB. Average costs used were: mining - $61.34/t; milling - $10.23/t; shipping - $3.92/t; Mineral Resources tax - $6.86/t; G&A - $8.30/t: government fees and other taxes - $2.78/t; sustaining and growth capital - $16.95/t.

Based on the LOM production forecast through to 2040 and the metal price and other assumptions shown above, a base case pre-tax NPV of $954M at 5% discount rate is projected ($713M post-tax). Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold.

A simple economic sensitivity exercise, assessing a +/- 30% change in individual metal prices, operating cost or capital cost, has indicated that most sensitivity is seen in silver price (similar variation in silver grade would effectively give the same result). The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

1.15	Recommendations

Other than for the costs estimated below for exploration tunneling and drilling - total US$17.7M - the QPs consider that implementation of the following recommendations can form part of the day-to-day operating cost of the Ying mines.

1.15.1	Safety in general

Maintain the ongoing focus on safety, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

1.15.2	Exploration

Continue exploration tunneling and diamond drilling at the Property. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed scope of work for the exploration program is shown in Table 1.7.

Table 1.7 Exploration tunneling and drilling programs

	Unit	SGX	HZG	HPG	LME	LMW	TLP	DCG
Tunneling	m	21,140	3,920	5,000	4,335	6,600	16,200	4,050
Drilling	m	21,800	6,650	10,735	6,640	13,450	13,620	7,340

amcconsultants.com	xx

NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China
Silvercorp Metals Inc.	720009

The estimated cost for the above exploration work is:

  Tunneling: RMB 104,380,000 (US$15.1M)

  Drilling: RMB 17,770,000 (US$2.6M)

1.15.3	Drilling

The QP recommends that additional bulk density sampling be completed during core logging and processing. Grab samples should also be taken for bulk density sampling in the drives. The regression formula should be updated based on the new data.

1.15.4	Sample preparation, analyses, and security

1.15.4.1	CRMs

  Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation methods between all labs.

  Ensure that all laboratories are running internal CRMs in order to internally monitor analytical drift, biases and abrupt changes in CRM moving averages.

  Attempt to standardize the lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

  Ensure that all CRMs are inserted as “blind” submissions so that the analytical laboratory cannot predict the expected values.

  If individual CRMs perform entirely within the warning and failure limits outlined on the certificate, consider using accrued data to calculate the performance standard deviation of the CRM.

  Ensure that the insertion rate of one CRM every 20 samples (5%) is achieved.

  Investigate the availability of CRMs certified by two-acid versus four-acid digestion, including the production of custom CRMs specific to the Ying Property.

  Add a high-grade standard that monitors the >250 g/t Ag grade range at the mines.

  Continue monitoring CRMs in real time on a batch by batch basis and continue to take immediate remedial action when necessary. CRM performance should also be tracked on a long-term basis so analytical drift and changes in the moving average of data can be recognized and addressed.

  Investigate performance issues with CRMs CDN-ME-1606 and CDN-ME-1607 if these are to be used in future programs. The use of these CRMs should be discontinued until their performance issues are corrected.

1.15.4.2	Blanks

  Assay the source of the blank material to ensure its suitability as a blank.

  Reduce Silvercorp’s pass / fail criteria to conform with common industry practice.

  Increase blank insertion rates to at least 5% of samples submitted.

  Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

  Monitor blank data on a real time basis and continue to have batches re-analyzed if significant contamination is indicated.

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1.15.4.3	Duplicates

  Silvercorp should consider the introduction of crushed duplicate and pulp duplicates as part of its QA/QC program to improve its monitoring of sample preparation and assaying performance.

  Silvercorp should conduct sieve analyses at various stages of sample preparation at the laboratories to ensure optimal parameters are achieved and minimal sampling errors are introduced.

  More field duplicate pairs should be selected with higher silver grades.

  Duplicate samples should also be submitted as part of the channel sampling program.

1.15.4.4	Umpire samples

The QP recommends the regular submission of samples to a third-party laboratory (umpire or check lab duplicate samples) for independent analyses, to assess the accuracy of the primary laboratories. Umpire duplicates measure analytical variance and pulp sub-sampling variance, and the QP recommends that such samples comprise 5% of all assays. However, for an umpire check program to be successful, the sample preparation and analytical methods between all labs currently in use need to be standardized.

1.15.5	Data verification

The QP recommends that Silvercorp implement the following:

  Undertake further random assay checks of the channel sample database and make corrections as appropriate.

  Modify the central database so that assay data is recorded without rounding to accurately reflect the original assay certificates.

  Establish a protocol for the consistent treatment of samples with analytical results below the lower limit of analytical detection (LLD).

  Establish a protocol to ensure only samples with assays are recorded in the sample database.

1.15.6	Mineral Resource

  Review the Mineral Resource modelling approach prior to the next NI 43-101 Technical Report, with the aim of optimally balancing the complexity, work and time involved with the estimation accuracy required for (a) reporting results in the public domain, and (b) providing a sound basis for operational planning and scheduling on a short- to long-term basis.

1.15.7	Mineral processing

  Undertake periodic mill audits aimed at optimizing process control and mill performance and to assist mine to mill reconciliation.

1.15.8	Mining and infrastructure

  For internal planning and forecasting and for external reporting, continue with efforts to fully integrate the Mineral Resource estimation, Mineral Reserve estimation, and mine planning processes.

  Continue recent and current efforts on dilution and grade control via the Mining Quality Control Department.

  Maintain particular focus on consistent provision of the skilled resources that will be necessary to achieve targeted production over the LOM.

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  Maintain the highly focused development approach that will be necessary throughout the Ying operation for LOM development targets to be achieved.

  Place a strong focus on stockpiling and record keeping procedures and ensure that the summation of individual ore car weights by stope and zone is, as far as practicable, fully integrated into the tracking and reconciliation process.

  Investigate the use of portable compressors in mining areas with a view to minimizing power costs; also investigate the benefits of the application of slushers for muck movement in stopes.

  Where vein thickness, geometry and ground conditions may allow, investigate the use of more bulk-mining methods such as longhole benching (the QP recognizes the technological change that would be required for such implementation).

  Review the TMF design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters.

  Review the Chinese system dam classification in the context of recent international classifications, e.g. Canadian Dam Association 2013.

  Ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters. It is recommended that Silvercorp reference the recently released Global Industry Standard on Tailings Management, which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements.

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Silvercorp Metals Inc.	720009

Contents

1	Summary				ii
	1.1	Introduction			ii
	1.2	Geology, exploration, and Mineral Resources			ii
	1.3	Comparison of Mineral Resources, 30 June 2016 and 31 December 2019			v
	1.4	Mining and Mineral Reserves			vi
	1.5	Reconciliation			vii
	1.6	Comparison of Mineral Reserves, 1 July 2016 to 31 December 2019			ix
	1.7	Life-of-mine plan			ix
	1.8	Metallurgical testwork and processing			xi
	1.9	Manpower			xii
	1.10	Main infrastructure, including tailings dams			xii
	1.11	Market studies and contracts			xiii
	1.12	Environmental, permitting, social / community impact			xiv
	1.13	Capital and operating costs			xvi
	1.14	Economic analysis			xx
	1.15	Recommendations			xx
		1.15.1	Safety in general		xx
		1.15.2	Exploration		xx
		1.15.3	Drilling		xxi
		1.15.4	Sample preparation, analyses, and security		xxi
			1.15.4.1	CRMs	xxi
			1.15.4.2	Blanks	xxi
			1.15.4.3	Duplicates	xxii
			1.15.4.4	Umpire samples	xxii
		1.15.5	Data verification		xxii
		1.15.6	Mineral Resource		xxii
		1.15.7	Mineral processing		xxii
		1.15.8	Mining and infrastructure		xxii
2	Introduction				40
3	Reliance on other experts				43
4	Property description and location				44
	4.1	Property location			44
	4.2	Ownership			44
	4.3	Mining licenses			45
	4.4	Exploration and mining rights and taxes			46
5	Accessibility, climate, local resources, infrastructure, and physiography				48
6	History				50
	6.1	Introduction			50
	6.2	Drilling			50
	6.3	Ownership and production			50
	6.4	Historical Resource and Reserve estimates			50
7	Geological setting and mineralization				51
	7.1	Regional geology			51
	7.2	Property geology			52
	7.3	Mineralization			53
		7.3.1	SGX area		54
		7.3.2	HZG area		57
		7.3.3	HPG area		59

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		7.3.4	TLP and LM area		61
		7.3.5	DCG area		64
8	Deposit types				66
9	Exploration				67
	9.1	Introduction			67
	9.2	Tunneling progress			67
	9.3	SGX			69
	9.4	HZG			71
	9.5	HPG			73
	9.6	TLP			74
	9.7	LME			76
	9.8	LMW			78
	9.9	DCG			80
10	Drilling				82
	10.1	Drilling progress			82
	10.2	Summary of results			84
	10.3	Discussion of results by mine			84
		10.3.1	SGX		84
		10.3.2	HZG		86
		10.3.3	HPG		87
		10.3.4	TLP		87
		10.3.5	LME		89
		10.3.6	LMW		89
		10.3.7	DCG		90
	10.4	Plans and sections			90
	10.5	Bulk density measurements and results			91
		10.5.1	Measurements and results		91
		10.5.2	Recommendations on bulk density		91
	10.6	Drilling procedures			92
11	Sample preparation, analyses, and security				93
	11.1	Sampling			93
	11.2	Sampling shipment and security			93
	11.3	Sample preparation and analysis			94
	11.4	Quality Assurance / Quality Control			94
		11.4.1	Overview		94
		11.4.2	Certified Reference Materials		95
			11.4.2.1	Description	95
			11.4.2.2	Discussion on CRMs	97
			11.4.2.3	Recommendations for CRMs	104
		11.4.3	Blank samples		104
			11.4.3.1	Description	104
			11.4.3.2	Discussion on blanks	105
			11.4.3.3	Recommendations on blanks	106
		11.4.4	Duplicate samples		107
			11.4.4.1	Description	107
			11.4.4.2	Discussion on duplicates	107
			11.4.4.3	Recommendations on duplicates	109
	11.5	Conclusions			109
12	Data verification				111
	12.1	Site visit			111
	12.2	Assay data verification			111

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	12.3	Recommendations		112
	12.4	Conclusions		112
13	Mineral processing and metallurgical testing			113
	13.1	Introduction		113
	13.2	Mineralogy		113
		13.2.1	SGX mineralization	114
		13.2.2	TLP mineralization	115
		13.2.3	HPG mineralization	116
	13.3	Metallurgical samples		116
		13.3.1	SGX mineralization	116
		13.3.2	TLP mineralization	117
	13.4	Metallurgical testwork		117
		13.4.1	SGX mineralization	118
		13.4.2	TLP mineralization	119
		13.4.3	HPG mineralization	120
		13.4.4	HZG mineralization	120
		13.4.5	Grind size optimization	120
	13.5	Concentrate quality considerations		120
	13.6	Summary of testwork outcomes		121
14	Mineral Resource estimates			122
	14.1	Introduction		122
	14.2	Data used		124
		14.2.1	Drillholes and underground channel samples	124
	14.3	Geological interpretation		124
	14.4	Data preparation		128
		14.4.1	Statistics and compositing	128
		14.4.2	Grade capping	129
	14.5	Block model		133
		14.5.1	Block model parameters	133
	14.6	Variography and grade estimation		134
		14.6.1	Variography	134
		14.6.2	Variography methodology	134
		14.6.3	Estimation method	135
		14.6.4	Mining depletion	137
		14.6.5	Minimum mining width	138
	14.7	Mineral Resource classification		138
	14.8	Block model validation		140
	14.9	Mineral Resource estimates		149
	14.10	Comparison with Mineral Resource estimate as of 31 December 2016		153
15	Mineral Reserve estimates			156
	15.1	Introduction and Mineral Resources base		156
	15.2	Mineral Reserve estimation methodology		156
	15.3	Cut-off grades		156
		15.3.1	Comment on cut-off grades	159
	15.4	Dilution and recovery factors		159
		15.4.1	Dilution	159
		15.4.2	Mining recovery factors	159
	15.5	Mineral Reserve estimate		160
	15.6	Reserves sensitivity to cut-off grade		161
	15.7	Conversion of Mineral Resources to Reserves		161
	15.8	Comparison of Mineral Reserves, mid-2016 to end-2019		162

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16	Mining methods				165
	16.1	Ying mining operations			165
		16.1.1	Introduction		165
		16.1.2	SGX		166
		16.1.3	HZG		166
		16.1.4	HPG		166
		16.1.5	TLP		167
		16.1.6	LME		167
		16.1.7	LMW		167
		16.1.8	DCG Project		167
	16.2	Mining methods and mine design			167
		16.2.1	Geotechnical and hydrogeological considerations		167
		16.2.2	Development and access		167
		16.2.3	Mining methods		170
			16.2.3.1	Shrinkage stoping	170
			16.2.3.2	Resue stoping	171
			16.2.3.3	Stope management and grade control	172
		16.2.4	Ore and waste haulage		173
		16.2.5	Equipment		174
			16.2.5.1	Mine equipment	174
			16.2.5.2	Equipment advance rates	178
		16.2.6	Manpower		178
		16.2.7	Ventilation		179
			16.2.7.1	SGX primary ventilation	180
			16.2.7.2	Secondary ventilation	181
		16.2.8	Backfill		181
		16.2.9	Dewatering		181
			16.2.9.1	SGX dewatering	181
			16.2.9.2	HZG dewatering	183
			16.2.9.3	HPG dewatering	183
			16.2.9.4	TLP dewatering	183
			16.2.9.5	LMW and LME dewatering	183
		16.2.10	Water supply		183
		16.2.11	Power supply		184
		16.2.12	Compressed air		184
			16.2.12.1	Explosives	184
		16.2.13	Communications		185
	16.3	Safety			185
	16.4	Development and production quality control			185
	16.5	Production and scheduling			186
		16.5.1	Development schedule		186
		16.5.2	Mines production		188
			16.5.2.1	Production rate	188
			16.5.2.2	Mines production: 1 July 2016 to 31 Dec 2019	188
			16.5.2.3	Production schedule	189
	16.6	Reconciliation			192
	16.7	Mining summary			193
17	Recovery methods				195
	17.1	Introduction			195
	17.2	Ore supply and concentrate production from Ying property mines			195
		17.2.1	Ore supply		195
		17.2.2	Ore composition per mine		197
		17.2.3	Concentrate production by mine in FY2020		197

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		17.2.4	Concentrate quality and metal recovery (average) FY2017 - FY2020		197
		17.2.5	Impact of ore type on concentrate quality and metal recovery (FY2020)		199
		17.2.6	Ore supply by plant		200
		17.2.7	LOM mill feed schedule		201
	17.3	Mill Plant 1 (Xiayu)			203
		17.3.1	Process flowsheet		203
		17.3.2	Process description		205
			17.3.2.1	Crushing	205
			17.3.2.2	Milling classification (two trains)	205
			17.3.2.3	Flotation (one train)	206
			17.3.2.4	Product concentrating, filtration, and handling	206
			17.3.2.5	Tailings thickening	206
		17.3.3	Metallurgical performance (Plant 1)		206
	17.4	Mill Plant 2 (Zhuangtou)			207
		17.4.1	Flowsheet		209
		17.4.2	Process description		209
			17.4.2.1	Crushing	209
			17.4.2.2	Milling classification	209
			17.4.2.3	Flotation	209
			17.4.2.4	Product concentrating, filtration and handling	209
			17.4.2.5	Tailings thickening	210
		17.4.3	Metallurgical performance (Plant 2)		210
		17.4.4	Sampling (for Plants 1 and 2)		210
	17.5	Process control			211
	17.6	Ancillary facilities			211
		17.6.1	Laboratory		211
		17.6.2	Maintenance workshops		211
	17.7	Key inputs			211
		17.7.1	Power		211
		17.7.2	Water usage and mass balance for Plant 1 and Plant 2		212
			17.7.2.1	Water for Plant 1	212
			17.7.2.2	Water for Plant 2	212
			17.7.2.3	Strategy to reduce fresh water usage	212
		17.7.3	Reagents		212
	17.8	Conclusions and recommendation			213
18	Project infrastructure				214
	18.1	Tailings Management Facility (TMF)			214
		18.1.1	Overview		214
		18.1.2	Tailings properties		214
		18.1.3	Site description		215
		18.1.4	TMF design, construction, operation, and safety studies		216
			18.1.4.1	Design: TMF 1	216
			18.1.4.2	Design: TMF 2	218
			18.1.4.3	Dam classifications	220
			18.1.4.4	Starter dam	220
			18.1.4.5	Trench design for surface water	220
			18.1.4.6	Water decant system design	221
			18.1.4.7	Seepage collection design	221
			18.1.4.8	Reclaim pond design	221
			18.1.4.9	Geotechnical stability, safety, and risk assessment study	222
			18.1.4.10	Site monitor stations	222
			18.1.4.11	Tailings pond operation and management	222

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		18.1.5	Tailings transfer to the ponds		222
		18.1.6	Water balance considerations		223
		18.1.7	General TMF comment		223
	18.2	Waste rock dump			223
	18.3	Power supply			224
		18.3.1	SGX and HZG mines		224
		18.3.2	HPG Mine		225
		18.3.3	TLP / LM Mine		225
		18.3.4	No. 1 and No. 2 Mills and office / camp complex		225
		18.3.5	Underground lighting		225
	18.4	Roads			225
	18.5	Transportation			227
	18.6	Water supply			227
	18.7	Wastewater and sewage treatment			229
	18.8	Other infrastructure			229
		18.8.1	Mine dewatering		229
		18.8.2	Site communications		229
		18.8.3	Camp		229
		18.8.4	Dams and tunnels		230
		18.8.5	Surface maintenance workshop		230
		18.8.6	Explosives magazines		231
		18.8.7	Fuel farm		231
		18.8.8	Mine dry		231
		18.8.9	Administration building		231
			18.8.10	Warehouse and open area storage	232
			18.8.11	Assay laboratory	232
			18.8.12	Security / gatehouse	232
			18.8.13	Compressed air	232
			18.8.14	Underground harmful gas monitoring system	232
			18.8.15	Underground personal location system	232
19	Market studies and contracts				233
	19.1	Mining contracts			233
	19.2	Concentrate marketing			233
	19.3	Smelter contracts			233
	19.4	Commodity prices			234
20	Environmental studies, permitting and social or community impact				235
	20.1	Introduction			235
	20.2	Laws and regulations			235
		20.2.1	Laws		235
		20.2.2	Regulation guidelines		236
	20.3	Waste and tailings disposal management			236
	20.4	Site monitoring			237
		20.4.1	Monitoring plan		237
		20.4.2	Water management		238
		20.4.3	Groundwater		239
		20.4.4	Wastewater		240
	20.5	Permitting requirements			241
		20.5.1	Environmental impact assessment reports & approvals		241
		20.5.2	Project safety pre-assessments reports and safety production permits		242
		20.5.3	Resource utilization plan (RUP) reports & approvals		242
		20.5.4	Soil and water conservation plan and approvals		242
		20.5.5	The geological hazards assessment report and approval		243

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		20.5.6	Mining permits	243
		20.5.7	Land use right permits	243
		20.5.8	Water permits	243
	20.6	Social and community interaction		243
		20.6.1	Cultural minorities and heritages	244
		20.6.2	Relationships with local government	244
		20.6.3	Labour practices	244
	20.7	Remediation and reclamation		244
	20.8	Site closure plan		245
21	Capital and operating costs			246
	21.1	Capital costs		246
	21.2	Operating costs		248
22	Economic analysis			250
	22.1	Introduction		250
	22.2	Annual production schedule		250
	22.3	Cash flow forecast		252
	22.4	Sensitivity analysis		254
23	Adjacent properties			255
24	Other relevant data and information			256
25	Interpretation and conclusions			257
	25.1	General		257
	25.2	Mineral Resource / Reserve estimation process		259
26	Recommendations			261
	26.1	Safety in general		261
	26.2	Exploration		261
		26.2.1	SGX	261
		26.2.2	HZG	261
		26.2.3	HPG	261
		26.2.4	LME	262
		26.2.5	LMW	262
		26.2.6	TLP	262
		26.2.7	DCG	262
	26.3	Drilling		262
	26.4	Sample preparation, analyses, and security		263
		26.4.1	CRMs	263
		26.4.2	Blanks	263
		26.4.3	Duplicates	263
		26.4.4	Umpire samples	264
	26.5	Data verification		264
	26.6	Mineral Resource		264
	26.7	Mineral processing		264
	26.8	Mining and Infrastructure		264
27	References			266
28	QP Certificates			268

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Silvercorp Metals Inc.	720009

Tables

Table 1.1	Ying Property - Mineral Resources and metal content for silver, lead, zinc, and gold as of 31 December 2019 (Inclusive of Mineral Reserves)	iv
Table 1.2	Mineral Reserve estimates, Ying Property, 31 December 2019	vi
Table 1.3	Mineral Reserve to production reconciliation: July 2016 - December 2019	viii
Table 1.4	Life-of-mine production plan, Ying Property	x
Table 1.5	Projected Ying LOM Capex (US$M)	xvii
Table 1.6	Projected Ying LOM Opex (US$M)	xix
Table 1.7	Exploration tunneling and drilling programs	xx
Table 2.1	Persons who prepared or contributed to this technical report	41
Table 4.1	Mining licenses	46
Table 7.1	Dimensions and occurrences of mineralized veins at SGX mine	56
Table 7.2	Dimensions and occurrences of major mineralized veins in the HZG area	59
Table 7.3	Dimensions and occurrences of major mineralized veins in the HPG mine	60
Table 7.4	Dimensions and occurrences of major mineralized veins in the TLP area	63
Table 7.5	Dimensions and occurrences of major mineralized veins in the LMW area	63
Table 7.6	Dimensions and occurrences of major mineralized veins in the LME area	63
Table 7.7	Dimensions and occurrences of the mineralized veins at the DCG project	65
Table 9.1	Tunneling exploration work completed from July 2016 to December 2019	68
Table 9.2	Mineralization exposed by drift tunneling in 2019	69
Table 9.3	Selected mineralization zones defined by the 2016 - 2019 tunneling in SGX area	70
Table 9.4	Selected mineralization zones defined by the 2016 - 2019 tunneling in HZG area	72
Table 9.5	Selected mineralization zones defined by the 2016 - 2019 tunneling in HPG area	73
Table 9.6	Selected mineralization zones defined by the 2016 - 2019 tunneling in TLP area	75
Table 9.7	Selected mineralization zones defined by the 2016 - 2019 tunneling at LME	77
Table 9.8	Selected mineralization zones defined by the 2016 - 2019 tunneling at LMW	79
Table 9.9	Selected mineralization zones defined by the 2016 - 2019 tunneling at DCG	80
Table 10.1	Drilling programs completed by Silvercorp, 2004 to June 2016	82
Table 10.2	Summary of the 2016 - 2019 drilling program on the Property	83
Table 10.3	Brief summary of the 2016 - 2019 drilling results	84
Table 10.4	Summary of the SGX 2016 - 2019 drilling program	85
Table 10.5	Summary of the HZG 2016 - 2019 drilling program	86
Table 10.6	Summary of HPG 2016 - 2019 drilling program	87
Table 10.7	Summary of TLP 2016 - 2019 drilling program	88
Table 10.8	Summary of LME 2016 - 2019 drilling program	89
Table 10.9	Summary of the LMW 2016 - 2019 drilling program	90
Table 10.10	Bulk density values for the Ying deposits	91
Table 11.1	Silvercorp Ying lab detection limits	94
Table 11.2	Ying QA/QC samples by year[1]	95
Table 11.3	Ying QA/QC insertion rates[1]	95
Table 11.4	Ying CRMs (July 2016 - 2019)	96
Table 11.5	Ying Ag CRM results (July 2016 - 2019)	98

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Table 11.6	Ying Pb CRM results (July 2016 - 2019)	98
Table 11.7	Ying Zn CRM results (July 2016 - 2019)	99
Table 11.8	Silvercorp coarse blank statistics	105
Table 11.9	Silvercorp blank statistics using pass / fail parameters	105
Table 12.1	Assay verification results (drilling July 2016 - December 2019)	111
Table 12.2	Assay verification results (channel samples July 2016 - December 2019)	112
Table 13.1	Mineral composition of the SGX mineralization	114
Table 13.2	Phase distribution of silver (SGX mineralization)	114
Table 13.3	Mineral composition of the TLP-LM mineralization	115
Table 13.4	Phase distribution of silver (TLP-LM mineralization)	116
Table 13.5	Core samples used for ore blending test	116
Table 13.6	Head grade of blended sample	117
Table 13.7	TLP mineralization samples for metallurgical tests	117
Table 13.8	Liberation of Pb, Zn, and Ag vs size fractions (70% -200 mesh)	117
Table 13.9	Mass balance for locked cycle test (SGX mineralization)	118
Table 13.10	Mass balance for locked cycle test (TLP mineralization)	119
Table 13.11	Mass balance for locked cycle test (HZG mineralization)	120
Table 13.12	Grind size optimization test results	120
Table 13.13	Product quality (blends of plants 1 & 2)	121
Table 14.1	Mineral Resources as of 31 December 2019	123
Table 14.2	Summary of data used	124
Table 14.3	Grade capping summary	130
Table 14.4	Sample summary statistics	131
Table 14.5	Block model parameters	133
Table 14.6	Search parameters for each block model	136
Table 14.7	SGX and TLP grade statistics for block model vs composites: largest veins	142
Table 14.8	Comparison of 2016 and 2019 Mineral Resource estimates	153
Table 15.1	Mineral Reserve cut-off grades and key estimation parameters	157
Table 15.2	Development ore and stope marginal cut-off grades	158
Table 15.3	Average dilution by mine and method	159
Table 15.4	Ying Mines Mineral Reserve estimates at 31 December 2019	160
Table 15.5	Estimated reduction in contained AgEq Oz in Mineral Reserves for COG increase of 20%	161
Table 15.6	Mineral Resources and Mineral Reserves comparison	162
Table 15.7	Change in Mineral Reserves, mid-2016 to end-2019	163
Table 16.1	Ying mines current equipment list	175
Table 16.2	Ramp contractor equipment list	177
Table 16.3	Equipment advance rates	178
Table 16.4	Silvercorp staff	178
Table 16.5	List of contract workers in the Ying district	179
Table 16.6	Silvercorp hourly workers	179
Table 16.7	Mines water flow	181
Table 16.8	Stage 1 water pumps at SGX mine	182

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Table 16.9	Second stage water pumps at SGX mine	182
Table 16.10	Ying Mines LOM development schedule by fiscal year (FY)	187
Table 16.11	Ying mines production rate summary	188
Table 16.12	Ying mines production run-of-mine, Q2 FY2017 to end of Q3 FY2020	189
Table 16.13	Ying Mines LOM production	191
Table 16.14	Mineral Reserve to production reconciliation: July 2016 - December 2019	192
Table 17.1	Summary of Processing Plants 1 and 2 capacities	195
Table 17.2	Ore supply to Plants 1 and 2 from FY2017 to FY2020	196
Table 17.3	Ore supply from FY2017 to FY2020 (wet base including lead lumps)	196
Table 17.4	Average ore composition by mine (dry basis including lead lumps, FY2020)	197
Table 17.5	Concentrate production by mine (FY2020)	197
Table 17.6	Concentrate quality by year from FY2017 to FY2020	198
Table 17.7	Overall metal recovery by year from FY2017 to FY2020	198
Table 17.8	SGX mine - ore processed - actual mass balance (FY2020)	199
Table 17.9	TLP mine - ore processed - actual mass balance (FY2020)	199
Table 17.10	LME mine - ore processed - actual mass balance (FY2020)	199
Table 17.11	LMW mine including PD 991-ore processed - actual mass balance (FY2020)	199
Table 17.12	HPG mine - ore processed - actual mass balance (FY2020)	200
Table 17.13	HZG mine (includes BCG[1] contribution) - ore processed - actual mass balance (FY2020)	200
Table 17.14	Flotation feed: ore grade and recovery (FY2020)	201
Table 17.15	Flotation feed: tonnes to plants (FY2020)	201
Table 17.16	LOM mill feed schedule	202
Table 17.17	Design mass balance at Plant 1 (daily basis)	206
Table 17.18	Flotation feed: ore grade vs. recovery (FY2020) (Plant 1)	207
Table 17.19	Design mass balance for Plant 2 (Pb+Zn Ore) (Phase I and Phase II, 2 x 1,000 tpd)	210
Table 17.20	Flotation feeds: ore grade vs. recovery (FY2020) (Plant 2)	210
Table 18.1	Key metrics of the two TMFs	214
Table 18.2	Tailings PSD[1] and compositions	215
Table 18.3	Chemical composition for pond recycle water	215
Table 18.4	Criteria for dam grade definition in Chinese system	220
Table 18.5	Geotechnical assessment reports on the Zhuangtou and Shiwagou TMFs	222
Table 18.6	Waste dumps at the Ying project	223
Table 18.7	Test results of potable water at the mines and mills (March 2020)	228
Table 18.8	Dams and tunnels in the Ying district	230
Table 19.1	Key elements of smelter contracts	234
Table 20.1	Water environmental monitoring plan for Ying mining area	237
Table 20.2	July 2019 to June 2020 monitoring results, surface water of SGX and HPG	239
Table 20.3	July 2016 to June 2020 monitoring results, surface water	239
Table 20.4	Results summary of drinking water (groundwater)	240
Table 20.5	Mining water and sanitary wastewater monitoring results	240
Table 20.6	Expenditures on reclamation and remediation from 2016 to 2020 (‘000 US$) . 245

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Table 21.1	Projected Ying LOM Capex (US$M)	247
Table 21.2	Projected Ying LOM Opex (US$M)	249
Table 22.1	Ying Mines LOM production schedule	251
Table 22.2	Ying Property cash flow projection	253

Figures

Figure 4.1	Location of Ying Property	44
Figure 4.2	Location of the approved mining licenses in the Ying Property	45
Figure 5.1	Mine and mill locations in the Ying Property	48
Figure 7.1	Geology of Western Henan Province and location of Ying Property	51
Figure 7.2	Ying mining licenses and mineralization vein systems	53
Figure 7.3	Tunnels and veins at SGX	55
Figure 7.4	Cross section on Line 2, SGX	56
Figure 7.5	Tunnels and veins at HZG area	58
Figure 7.6	Tunnels and veins at HPG area	60
Figure 7.7	Distribution of mineralized veins in the TLP-LM area	61
Figure 7.8	Tunnels and veins at DCG area	64
Figure 9.1	Longitudinal projection of S19 vein, SGX	71
Figure 9.2	Longitudinal projection of vein HZ20, HZG	72
Figure 9.3	Longitudinal projection of vein H17, HPG	74
Figure 9.4	Longitudinal projection of vein T16, TLP	76
Figure 9.5	Longitudinal projection of vein LM5, LME	78
Figure 9.6	Longitudinal projection of vein LM17, LMW	80
Figure 9.7	Longitudinal projection of C4E vein, DCG	81
Figure 11.1	Control chart for CDN-ME-1302 (Ag), drillhole samples	99
Figure 11.2	Control chart for CDN-ME-1302 (Pb), drillhole samples	100
Figure 11.3	Control chart for CDN-ME-1302 (Zn), drillhole samples	100
Figure 11.4	Control chart for CDN-ME-1305 (Ag), channel samples	101
Figure 11.5	Control chart for CDN-ME-1305 (Pb), channel samples	101
Figure 11.6	Control chart for CDN-ME-1305 (Zn), channel samples	102
Figure 11.7	Blank performance for Ag (channel samples)	105
Figure 11.8	Blank performance for Pb (drill core samples)	106
Figure 11.9	Ying field duplicate RPD and scatter plot for silver	108
Figure 11.10	Ying field duplicate RPD and scatter plot for lead	108
Figure 11.11	Ying field duplicate RPD and scatter plot for zinc	109
Figure 13.1	Distribution of silver minerals and silver-bearing minerals	115
Figure 13.2	Locked cycle flotation flow sheet (SGX mineralization)	119
Figure 14.1	3D view of the SGX mineralization wireframes	125
Figure 14.2	3D view of the HZG mineralization wireframes	125
Figure 14.3	3D view of the HPG mineralization wireframes	126
Figure 14.4	3D view of the LME mineralization wireframes	126
Figure 14.5	3D view of the LMW mineralization wireframes	127
Figure 14.6	3D view of the TLP mineralization wireframes	127

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Figure 14.7	3D view of the DCG mineralization wireframes	128
Figure 14.8	SGX mineralized sample length histogram	129
Figure 14.9	Probability plot for silver grades in composited channel samples for vein S8 SGX mine	130
Figure 14.10	Silver variograms: SGX variography Area 1	135
Figure 14.11	Estimation pass longitudinal projection SGX mine: vein S16W	137
Figure 14.12	Mining depletion longitudinal projection SGX mine: vein S19	137
Figure 14.13	Horizontal thickness longitudinal projection SGX mine: vein S19	138
Figure 14.14	Mineral Resource classification longitudinal projection SGX mine: vein S19	139
Figure 14.15	Silver equivalent grade longitudinal projection SGX mine: vein S19	140
Figure 14.16	Silver equivalent grade longitudinal projection TLP mine: vein T3	141
Figure 14.17	S16W silver swath plot by northing	143
Figure 14.18	S16W silver swath plot by elevation	143
Figure 14.19	S16W lead swath plot by northing	144
Figure 14.20	S16W lead swath plot by elevation	144
Figure 14.21	S16W zinc swath plot by northing	145
Figure 14.22	S16W zinc swath plot by elevation	145
Figure 14.23	T3 silver swath plot by northing[1]	146
Figure 14.24	T3 silver swath plot by elevation	146
Figure 14.25	T3 lead swath plot by northing[1]	147
Figure 14.26	T3 lead swath plot by elevation	147
Figure 14.27	T3 zinc swath plot by northing[1]	148
Figure 14.28	T3 zinc swath plot by elevation	148
Figure 14.29	SGX - Vein S19 vertical long section projection Mineral Resource	149
Figure 14.30	HZG - Vein HZ26 vertical long section projection Mineral Resource	150
Figure 14.31	HPG - Vein H17 vertical long section projection Mineral Resource	150
Figure 14.32	LME - Vein LM5E vertical long section projection Mineral Resource	151
Figure 14.33	LMW - Vein LM7 vertical long section projection Mineral Resource	151
Figure 14.34	TLP - Vein T3 vertical long section projection Mineral Resource	152
Figure 14.35	DCG - Vein C4E vertical long section projection Mineral Resource	152
Figure 16.1	Ying mines locations	165
Figure 16.2	Inclined haulageway at SGX mine	168
Figure 16.3	SGX mine design	169
Figure 16.4	Shrinkage stoping method	170
Figure 16.5	Resue stope at SGX mine	171
Figure 16.6	Resue stoping method	172
Figure 16.7	Ying loco and rail cars	174
Figure 16.8	SGX ventilation system diagram	180
Figure 17.1	Total ore treated and year on year percentage relative to 2017	196
Figure 17.2	Overall metal recovery to concentrate from FY2017 to FY2020	198
Figure 17.3	General view photos (Plant 1)	203
Figure 17.4	Flowsheet (Plant 1)	204
Figure 17.5	General view photos (Plant 2)	207

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Figure 17.6	Flowsheet for Plant 2	208
Figure 18.1	Zhuangtou TMF 1 (31 March 2020)	216
Figure 18.2	Zhuangtou TMF 1 tailings discharge (31 March 2020)	217
Figure 18.3	Zhuangtou TMF 1 downstream view of starter dam (31 March 2020)	217
Figure 18.4	Shiwagou TMF 2 (31 March 2020)	218
Figure 18.5	Shiwagou TMF 2 upstream view (31 March 2020)	219
Figure 18.6	Shiwagou TMF 2 downstream view of starter dam (31 March 2020)	219
Figure 18.7	Silvercorp barge with loaded trucks	226
Figure 22.1	Ying pre-tax NPV sensitivity	254

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Abbreviations & acronyms

Abbreviations & acronyms	Description
%	Percentage
>	Greater than
<	Less than
°	Degree
°C	Degrees Celsius
µm	Micrometre
3D	Three orthogonal directions
4A	Four-acid
Ag	Silver
AgEq	silver equivalent
AMC	AMC Mining Consultants (Canada) Ltd.
Au	Gold
BC	British Columbia
Capex	Capital expenditure
CDRI	Changsha Design and Research Institute
Chengde Laboratory	Chengde Huakan 514 Geology and Mineral Testing and Research Institute in Chengde, Hebei Province
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
cm	Centimetre
CMCC	China Mobile
CNC	China Network Company
CO	Carbon monoxide
COD	Chemical oxygen demand
Coeff. Var.	Coefficient of variation
COG	Cut-off grade
CRM	Certified reference material
CSIS	China Seismic Intensity Scale
d	Day
DCG	Doncaogou
DL	Detection limit
EB	Enterprise Blog
EIA	Environmental Impact Assessment
g	Gram
G&A	General and Administration
g/t	Grams per tonne
h	Hour
Henan Found	Henan Found Mining Co. Ltd
Henan Huawei	Henan Huawei Mining Co. Ltd
HNMRI	Hunan Nonferrous Metal Research Institute
HPG	Haopinggou
HZG	Houzhanggou
ID2	Inverse distance squared
Inner Mongolia Laboratory	Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia
kg	Kilogram

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Abbreviations & acronyms	Description
km	Kilometre
koz	Thousand ounces
kt	Thousand tonnes
kV	Kilovolts
kVA	Kilovolt-Ampere
kW	Kilowatts
lb	Pound
LLD	Lower limit of analytical detection
LME	Longmen
LOM	Life-of-mine
M	Million
m	Metre
m2	Squared metre
m3	Cubic metre
Mg/L	Milligram per litre
mm	Millimetre
mm2	Squared millimetre
Mm3	Million cubic metre
MMI	Modified Mercali Intensity
MPa	Megapascal
Mt	Million tonnes
Mtpa	Million tonnes per annum
NI 43-101	National Instrument 43-101
NPV	Net Present Value
OHS	Occupational Health and Safety
Opex	Operating expenditure
oz	Troy ounce
Pb	Lead
pH	pH is a measure of hydrogen ion concentration; a measure of the acidity or alkalinity of a solution
PPE	Personal Protective Equipment
Property	Ying gold-silver-lead-zinc property
PSD	Particle size distribution
QA/QC	Quality assurance and quality control
QP	Qualified Person as defined by NI 43-101
RMB	Chinese Yuan
RPD	Relative paired difference
RUP	Resource utilization plan
SD	Standard deviation
SGX	Shagouxi
Silvercorp	Silvercorp Metals Inc.
t	Tonne
t/m3	Tonne per cubic metre
Technical Report	Ying 2020 Technical report
TLV	Threshold limit value
TMF	Tailings management facility

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Abbreviations & acronyms	Description
TNMDI	Tongling Nonferrous Metals Design Institute
tpa	Tonnes per annum
tpd	Tonnes per day
US$	United States dollar
US$/t	US dollar per tonne
USA	United States of America
USGS	United States Geological Service
VAT	Value Added Tax
Xinda	Luoning Xinda Mineral Products Trade Co. Ltd.
Ying Project	Ying silver, lead, and zinc project
Zhengzhou Nonferrous Laboratory	Analytical Laboratory of Henan Nonferrous Exploration Institute in Zhengzhou, Henan Province
Zn	Zinc

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2	Introduction

AMC Mining Consultants (Canada) Ltd. (AMC) was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare a Technical Report (Ying 2020 Technical report or Technical Report) on the Ying gold-silver-lead-zinc property (Property) in Henan Province, China, encompassing the SGX, HZG, HPG, TLP, LME, and LMW underground mines and the DCG project. The six mines and the DCG project are collectively referred to as the Ying mine or Ying mines in the Technical Report. AMC has previously prepared Technical Reports on the Property in 2017 (filed 24 February 2017, effective date 31 December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

The authors of the Technical Report all qualify as independent Qualified Persons (QPs). Three of the authors have visited the Ying Property. The latest visit, by Mr H.A. Smith and Dr A.A. Ross, was in July 2016. Earlier QP visits were made in February 2012 and September 2013. During the site visits, all aspects of the project were examined by the QPs, including drill core, exploration sites, underground workings, processing plant, laboratory, and other surface infrastructure. Plans for a more recent visit have been postponed because of the COVID-19 pandemic. In lieu of no recent site visit prior to the release of the Technical Report, there has been a particular focus, throughout the report generation, on regular and detailed communication, inclusive of video conferencing, between QPs and key Silvercorp personnel, both at the Ying site and in Canada.

Silvercorp is a Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. It is listed on both the TSE and NYSE as SVM. Through wholly owned subsidiaries, Silvercorp has effective interests of 77.5% in the SGX, HZG, TLP, and LMW mines and the DCG project, and 80% in the HPG and LME mines. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area.

The Property is about 240 km west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The nearest small city to the project area is Luoning, about 56 km by paved roads from Silvercorp’s Ying mill site. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LM projects in late 2007. Annual production has been very consistent in the last several years, ranging from 614,000 to 637,000 tonnes between FY2017 and FY2020 (FY2020 end at 31 March 2020).

The current Technical Report is an update to the Mineral Resource and Mineral Reserve estimates, incorporating new drilling and underground channel sample results and updated depletion due to mining. The Mineral Resources and Mineral Reserves are reported with an effective date of 31 December 2019. Table 2.1 lists the persons who prepared or contributed to this report.

In preparing this report, the QPs relied on various geological maps, reports, and other technical information provided by Silvercorp. The QPs reviewed and analyzed the data provided and drew their own conclusions, augmented by previous direct field observations and knowledge of the Property, and of the results of recent detailed communication with Silvercorp personnel. Specific documents referenced in this report are listed in Section 27, References.

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Much of the geological information in this report was originally written in Chinese. Translations of key technical documents and data into English were provided by Silvercorp. The QPs have no reason to believe that the translations are not credible and believe they are generally reliable but cannot attest to their absolute accuracy.

Unless otherwise stated:

  All currency amounts and commodity prices are in US dollars. Where RMB are stated an exchange rate of US$1 = 6.90 RMB is assumed.

  Quantities are in metric (SI) units.

  Years are Silvercorp fiscal years (1 April to 31 March) unless otherwise stated.

  Tonnes are dry tonnes unless otherwise stated.

This report includes the tabulation of numerical data which involves a degree of rounding for the purpose of Mineral Resource and Mineral Reserve reporting. The QPs do not consider any rounding of the numerical data to be material to the project.

Table 2.1 Persons who prepared or contributed to this technical report

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report[1]
Mr H.A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	13-16 July 2016	P.Eng. (BC), P.Eng. (ON), P.Eng. (AB), P.Eng. (NT)	2-6, 15, 16, 20-22, 27 and parts of 1, 18, 19, 25 and 26
Dr A.A. Ross	Geology Manager / Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	13-20 July 2016	P.Geo. (BC), P.Geol. (AB)	7-10, 12, 23, 24 and parts of 1, 25, and 26
Mr R. Webster	Principal Geologist	AMC Consultants Pty Ltd.	Yes	None	MAIG	Parts of 1, 14, 25 and 26
Mr S. Robinson	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo. (BC),	11, parts of 1, 14, 25, and 26
Mr R. Chesher	General Manager / Senior Principal Metallurgist	AMC Consultants Pty Ltd.	Yes	None	FAusIMM(CP)	13, 17, parts of 1, 19, 25, and 26
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resource Management Pty Ltd.	Yes	16-19 February 2012	MAIG	Parts of 1, 18, 25, and 26

Other experts who assisted the Qualified Persons
Expert	Position	Employer	Independent of Silvercorp?	Visited site	Sections of report
Mr L. Ma	Manager, Exploration	Silvercorp Metals Inc.	No	Since February 2017	General
Mr D. Liu	Chief Financial Officer	Silvercorp Metals Inc.	No	Since July 2014	General
Mr Y. Liu	Manager, Safety and Production Department, China Operations	Silvercorp Metals Inc.	No	Since March 2015	Parts of 16 - 18 and 20

Note: For Section 14, Mr Webster is responsible for the SGX, HPG, LMW, and LME deposits and Mr Robinson is responsible for the TLP, HZG, and DCG deposits. Mr Smith is responsible for Section 18, other than for the TMFs discussion, for which Mr. Riles takes responsibility. For other sections where QPs are indicated as having part responsibility, that responsibility reflects their individual area of expertise, whether geological, mining, or metallurgical.

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The authors of the Technical Report acknowledge the numerous contributions from Silvercorp in the preparation of this report and are particularly appreciative of prompt and willing assistance of Mr L. Ma and Mr D. Liu.

This report has been produced in accordance with the Standards of Disclosure for Mineral Projects as contained in National Instrument 43-101 (NI 43-101) and accompanying policies and documents. NI 43-101 utilizes the definitions and categories of Mineral Resources and Mineral Reserves as set out in the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (CIM 2014).

A draft of this report was provided to Silvercorp for checking for factual accuracy.

This report is dated 09 October 2020 and has an effective date of 31 July 2020.

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3	Reliance on other experts

The QPs have relied, in respect of legal aspects, upon the work of the Expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant section of the Report.

  Expert: Mr Henry Shi, Partner, JunHe Law Offices, Beijing, as advised in a letter of 21 July 2020 to Mr Derek Liu, Chief Financial Officer, Silvercorp Metals Inc.

  Report, opinion, or statement relied upon: information on mineral tenure and status, title issues, royalty obligations, etc.

  Extent of reliance: full reliance following a review by the QPs.

  Portion of Technical Report to which disclaimer applies: Section 4.

The QPs have relied, in respect of environmental aspects, upon the work of the issuer’s expert listed below. To the extent permitted under NI 43-101, the QPs disclaim responsibility for the relevant section of the Report.

  The following disclosure is made in respect to information provided by Silvercorp personnel led by Mr Y. Liu, Manager, Safety and Production Department, Silvercorp China Operations.

  Report, opinion or statement relied upon: information on environmental studies, permitting, social, and community impact, site monitoring remediation and reclamation, and closure plan.

  Extent of reliance: full reliance following a review by the QPs.

  Portion of Technical Report to which disclaimer applies: Section 20.

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4	Property description and location

4.1	Property location

The Property is situated in central China in western Henan Province near the town of Luoning (Figure 4.1). The term “Ying District” is used to describe a 100 sq. km rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E. Within this district block, Silvercorp has three principal centres of operation, within which six mining projects are located.

Figure 4.1 Location of Ying Property

4.2	Ownership

Silvercorp, through its wholly owned subsidiary Victor Mining Ltd, is party to a cooperative joint venture agreement dated 12 April 2004 under which it earned a 77.5% interest in Henan Found Mining Co. Ltd (Henan Found), the Chinese company holding (with other assets) the Ying silver, lead, and zinc project (the Ying Project). In addition, Silvercorp, through its wholly owned subsidiary Victor Resources Ltd, is party to a cooperative agreement dated 31 March 2006, under which it

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initially obtained a 60% interest in Henan Huawei Mining Co. Ltd (Henan Huawei), the beneficiary owner of the project in Haopinggou (the HPG Project) and the project in Longmen (the LME Project).

Since that time, Silvercorp’s interest in Henan Huawei has increased to 80%.

4.3	Mining licenses

The information supporting Figure 4.2 and Table 4.1 is contained in a letter provided to Silvercorp by JunHe Law Offices in Beijing and is referenced in Section 3.

The Ying property is covered by four major contiguous mining licenses, as shown in Figure 4.2.

Figure 4.2 Location of the approved mining licenses in the Ying Property

The mines in the Property are located as follows:

  The Shagouxi (SGX) and Houzhanggou (HZG) lead-zinc-silver mines are within the Yuelianggou Mining License in the western part of the block.

  The HPG lead-zinc-silver-gold mine is within the Haopinggou Mining License in the central western part of the block.

  The TLP, LME, and LMW lead-silver mines are within the Tieluping-Longmen Mining License in the eastern part of the block.

There is currently no producing operation in the Doncaogou (DCG) Mining License.

The total area of the four mining licenses is 68.59 sq km. Table 4.1 lists their names, license numbers, areas, and expiry dates.

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Table 4.1 Mining licenses

Area and license name	Mines	Mining license #	Sq km	ML expiry date
Yuelianggou Lead-zinc-silver Mine	SGX & HZG	C4100002009093210038549	19.8301	Sep 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028
Tieluping-Longmen Silver-lead Mine	TLP, LME, & LMW	C4100002016064210142239	22.7631	26 Feb 2021
Dongcaogou Gold-silver Mine	None	C4100002015064210138848	19.772	15 Jun 2025
Total			68.59

The permits indicate mining being permitted between prescribed elevations as follows:

  Yuelianggou Mining License - 1,060 m and 0 m elevations

  Haopinggou Mining License - 955 m and 365 m elevations

  Tieluping-Longmen Mining License - 1,250 m and 700 m elevations

  Doncaogau Mining License - 1,087 m and 605 m elevations

The QP understands that, historically, it has not been unusual for mining companies in China, including Silvercorp, to undertake resource-related activities outside of limits prescribed in mining permits, with the process related to applications for, and granting of, permit limit extensions occurring in parallel with those activities. The QP also understands that the process for granting of mining permits is currently under regulatory review.

Henan Found’s policy has been to initiate applications to the relevant government departments so that exploration permits are reissued beneath the lower boundary of the mining permit areas in accordance with the “Mineral Resources Law of the People’s Republic of China” and the integration policy of mineral resource development issued by the Ministry of Land and Resources of China and the Henan Provincial Government.

4.4	Exploration and mining rights and taxes

The existing mining licenses cover all the active exploration and mining areas discussed in this Technical Report. Mining licenses are subject to mining-right usage fees (a fixed annual charge), mineral resource compensation fees, and applicable mineral resource taxes. The renewal of mining licenses and extending of mining depth and boundaries occur in the ordinary course of business as long as mineral resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired surface rights for mining and milling activities by effecting payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

China has an established Mining Code that defines the mining rights guaranteed by the government of China.

China has a 13% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax,

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which amounts to approximately 1.6% of sales, and mineral resources tax is currently levied at approximately 3% of sales. The income tax rate is 25%.

There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (such as for additional processing plant requirements, waste disposal, offices and accommodations). There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Ying property that are known at this time.

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5	Accessibility, climate, local resources, infrastructure, and physiography

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300 m to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is more dense and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Property is about 240 km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145 km south-west of Luoyang (population 1.4 million), which is the nearest major city (Figure 5.1). Zhengzhou, the largest industrial city in the region, offers full-service facilities and daily air flights to Beijing, the capital of China, as well as to Shanghai and Hong Kong. The nearest small city to the project area is Luoning (population >80,000), about 56 km by paved roads from Silvercorp’s Ying mill site, which is located centrally to the projects. The mill site is about 15 km by paved road from the Guxian Reservoir (Figure 5.1). The SGX camp is accessed via a 10-minute ferry ride across the Reservoir.

Figure 5.1 Mine and mill locations in the Ying Property

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Note that the area in Figure 5.1 with the geology drape roughly corresponds to the outline of the mining licenses. To date, ore from the SGX and HZG mines has been transported by ferry across the Guxian Reservoir to the mills. Silvercorp has also driven a haulage tunnel to connect the SGX and HPG mines to increase haulage efficiency and facilitate environment-friendly operations. The HPG, TLP, and LM projects have good road access.

The area has a continental, sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The projects operate year round.

Silvercorp has sufficient surface rights to operate the projects. There are major power grids adjacent to the properties, including a power line extending to the SGX Area. Adjacent to the Ying Property is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps. See Section 18 for further discussion of project infrastructure.

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6	History

6.1	Introduction

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in

1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports (see Section 27 - References).

6.2	Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003.

6.3	Ownership and production

Silvercorp acquired an interest in the SGX Mine Project in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP, and LM mines (LME and LMW), all of which were previously held and operated by private Chinese companies.

The underground mine at HPG was initially constructed in April 1995, with a mining license issued in June 1996 to Huatai #1 company. The mine was shut down during 1997 and 1998, and in 2001, new mining licenses were issued by the Henan Bureau of Land and Resources to Huatai #2 company (changing names on a mine license in China is difficult so the same name is used even though they are different companies). In 2004, Huatai #3 company acquired the mine, which reportedly produced 70,000 tonnes per annum (tpa) of ore from four principal underground levels. Ore was shipped to Guxian Ore Processing Plant, owned by Huatai. In 2006, Silvercorp reached an agreement with Huatai, which included both the mine and the plant.

In 1998, a mining permit was issued for the TLP area to Tieluping Silver and Lead Mine of Luoning County. The mine produced 450 tonnes per day (tpd) of ore using shrinkage stoping methods. Ore was shipped to five small mills; lead concentrates were produced by conventional flotation methods. The government closed the mine in December 2006 due to health, safety and environment concerns. The operation is thought to have produced about 1.55 million tonnes of ore, although actual production and grades are unknown. Silvercorp acquired the TLP project from the owners in late 2007.

In 2002, a mining permit was issued for the LM area to Luoning Xinda Mineral Products Trade Co. Ltd. (Xinda), which allowed Xinda to mine 30,000 tonnes of silver-lead ore using shrinkage stoping methods. Ore was mined mainly from the 990 m to 838 m levels and shipped to a local custom mill for processing by conventional flotation. Reported production for the operation was 120,206 tonnes of ore averaging 257.06 g/t Ag and 7.04% Pb. Silvercorp acquired the LM project from the owners in late 2007.

6.4	Historical Resource and Reserve estimates

Silvercorp acquired its interests in the Ying Property between 2004 and 2007. Any Mineral Resource or Mineral Reserve estimates that pre-date Silvercorp’s involvement are not considered by the QPs to be information that is material to the Technical Report.

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7	Geological setting and mineralization

7.1	Regional geology

The Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Figure 7.1 shows the regional geology and location of the Ying Property.

Figure 7.1 Geology of Western Henan Province and location of Ying Property

Ying District
Xiaoqinling
Gold Belt
Yellow River
Zhengzhou
Luoyang
Luo-He River
Luoning
Lushi
Ruyang
Qinling Orogenic Belt
N
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
People's Republic
of China
Beijing
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
SILVERCORP Metals Inc.
YING MINE AREA
HENAN CHINA
GEOLOGY AND LOCATION MAP
OF WESTERN HENAN
Updated by Cui
September 2020

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The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either north-west or north-east. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt. At least three important north-northeast trending mineralized fault zones are identified in the Ying Property:

1	Heigou-Luan-Weimosi deep-seated fault zone
2	Waxuezi-Qiaoduan fault zone
3	Zhuyangguan-Xiaguan fault zone

7.2	Property geology

The Archean basement that underlies the Property consists primarily of highly metamorphosed mafic to felsic gneisses derived from mafic to felsic volcanic and sedimentary rock units as shown in Figure 7.2. The lowest part of the basement sequence is a 1 km thick mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30° to 60° south-east. This sequence is overlain by a much thicker sequence of thin-bedded quartz-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the north-east and south-west. The basement gneisses are commonly tightly-folded with boudins abundant near the mafic gneiss-feldspathic gneiss contact. Small granite porphyry stocks of Proterozoic to Paleozoic age locally intrude the gneisses.

All of these lithologies are extensively cut by high-angle, mostly west-dipping conjugate faults. These faults trend generally north-east, varying from mostly north to north-northeast on the west side of the district, to north-east with occasional north and rare north-west on the east side of the district. The faults are commonly near-vertical, with steep dips in either direction, and they are occasionally filled with swarms of younger andesitic to basaltic diabase dikes. Repeated movement on the faults has offered the openings which host all of the district’s important silver-lead-zinc veins.

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Figure 7.2 Ying mining licenses and mineralization vein systems

7.3	Mineralization

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 308 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, th ese shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths of 0.4 m to 3.0 m. The vertical dimension of the SGX shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

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The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al. 2008, Broili et al. 2010).

7.3.1	SGX area

Currently defined Ag-Pb-Zn mineralization in the SGX area is carried by at least 75 veins which occur in eight major and two minor vein systems. The five largest veins (S19, S8, S2, S7, and S7_1, listed in terms of presently defined Mineral Resources) account for about 33% of this mineralization (Figure 7.3, Figure 7.4, Table 7.1).

The SGX veins have been extensively mapped and sampled at various levels in the underground workings and by drilling. Results show that approximately 30% of the material filling the veins is strongly mineralized with massive, semi-massive, veinlet and disseminated galena and sphalerite over narrow widths ranging from 0.3 m to 5 m or more with a weighted average true width of 0.69 m. Other than galena and sphalerite, the most common metallic minerals are small amounts of pyrite, chalcopyrite, hematite, and very small amounts of wire silver, silver-bearing sulfosalts (mainly pyrargyrite), silver-bearing tetrahedrite (known as freibergite) and possibly acanthite (silver sulphide). The metallic minerals are confined to the veins where they occur as massive accumulations or disseminations. The galena often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions. Sphalerite, in its dark-coloured, iron-rich variety often known as “blackjack”, occurs with the galena as coarse bands or aggregates. Alternating bands of galena, sphalerite, pyrite, and quartz are common near the vein margins.

A detailed study on assay results of drillcore and tunneling samples from major vein structures in 2012 revealed the existence of wide alteration and mineralization zones with lower but economic grades of silver adjacent to some high grade silver-lead-zinc vein structures, such as S7-1, S16W, S16E, S6, and S2. These lower-grade zones have mostly been neglected in previous sampling programs because of a lack of visible sulphides. An improved understanding of the geology, alteration, and mineralization of major vein structures has indicated that contacts between mineralization and wall rocks can no longer based solely on visual geological mapping, but also requires consideration of sampling results because of the silver content in adjoining alteration zones. As a result, average widths of defined mineralized zones have been substantially increased.

Several shoots in some of the SGX veins are unusually rich in silver relative to lead, containing from 131 to 343 grams silver for each percent lead. This is a much greater amount of silver to lead than most other SGX veins. The silver in these shoots is thought to be carried mostly as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-coloured metallic mineral that could easily be hidden within metallic granular masses of galena. Freibergite is also a copper-bearing mineral, so it is not surprising that these same shoots also contain up to several percent of potentially valuable copper. Very little gold has been found in the SGX veins to date, an exception being the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold but very little silver, lead, or zinc. At present, neither gold, nor copper is recovered from the SGX veins.

Gangue in the vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate gangue mineral is dominantly ankerite, whereas siderite is the most common carbonate gangue mineral in many other mesothermal silver-lead-zinc districts.

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Wall rock alteration is commonly marked as a myriad of quartz veinlets which are accompanied by sericite, chlorite, silicification, and ankerite on fractures. Some retrograde alteration is present as epidote along fractures. Underground drilling suggests that many of the vein systems appear to either persist or strengthen at depth. Additionally, Broili et al. (2006) notes that many of the veins exposed in underground workings are often significantly richer in Ag-Pb-Zn than the same veins exposed at the surface.

Figure 7.3 Tunnels and veins at SGX

523000mE
524000mE
3783000mN
3782000mN
3781000mN
N
S
E
W
S21
S7_2
S2W2
S2
S2W
S16W
S6
S1
S14_1
XPD-375
S18W
S1W5
CM105-1-Shaft
S4
S4E
S6E1
S5E
S16E
S21W
S7
S8W
S16E2
S1W2
S5
S14E
S18E
S29
S33
S16W2
S7W
S8
S2W
S14
S18E1
CM105-400
S18
S16W1
S22
PD16-400
S16W2
S8W
CM102-Shaft
S2
PD16-Shaft
S8W1
S35
S16E1
CM101-Shaft
S6E1
S7E3
CM102-400
S37
S18E
S19W
S23
S14
CM101-400
S26
2
S19E
S7_1E
S16E
S8E
S26W
S30
S7_3
S8W1
S28W
S7_2
S28W
S7_1E
S27
S7_2Z3
S8W
S19
S28
S7_1
LEGEND
Mineralized vein
Tunnel
Exploration line
Shaft
SCALE
0
200
400
SILVERCORP Metals Inc.
Ying Ag-Pb-Zn Project
Ying Mining District
Henan China
Tunnels and Veins
at SGX Area
Drafted by Cui
September 2020

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Figure 7.4 Cross section on Line 2, SGX

Table 7.1 presents a summary of the characteristics of the major mineralized veins in the SGX area.

Table 7.1 Dimensions and occurrences of mineralized veins at SGX mine

Vein #	Length of	Defined inclined	Elevation of	Dip	Dip	Average true
	vein (m)	depth (m)	defined depth (m)	direction	angle	thickness / range (m)
S19	1,800	900	750 - (-150)	300-325°	70-85°	0.93 (0.30-7.29)
S8	3,590	950	850 - (-100)	295-320°	75-82°	0.49 (1.00-5.10)
S2	1,300	900	700 - (-200)	275-320°	55-85°	0.46 (0.30-8.68)
S7	2,200	885	825 - (-60)	114-125°	85-88°	1.03 (0.30-7.36)
S7-1	1,900	1,005	845 - (-160)	295-310°	67-85°	1.15 (0.30-14.62)
S16W	1,800	900	800 - (-100)	85-110°	50-75°	0.95 (0.30-15.00)
S14	1,700	950	750 - (-200)	285-305°	60-80°	0.63 (0.50-6.13)
S6	1,000	900	700 - (-200)	280-305°	50-80°	1.07 (0.30-4.05)
S21	1,600	800	800 - 0	295-310°	70-80°	0.73 (0.30-9.3)
S16W1	1,500	820	720 - (-100)	80-120°	60-75°	0.3 (0.4-1.5)

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7.3.2	HZG area

The HZG mine area, south of the SGX area, has 21 Ag-Pb-Zn veins in which mineralization has been defined to date. Underground and surface sampling and drilling indicates that 14% to 23% of the vein-filling material in these veins is strongly mineralized over a true weighted average width of 0.55 m (ranging from 0.30 to 1.44 m). The veins contain distinctly more copper but lower zinc than the district’s many other veins. For example, one of the largest HZG veins defined to date, HZ20, contains an average of 0.58% copper, which occurs mostly in chalcopyrite and tetrahedrite. The tetrahedrite commonly forms massive lenses, probably filling tension gashes that are distributed in relay-like fashion near the vein margins and in ladder-like fashion near the centre of the veins. The chalcopyrite occurs as disseminated crystals in the gangue and in the tetrahedrite. Other sulphides include galena (up to several percent locally) and pyrite.

The contact of the HZG veins with the wall-rock is sharply marked by shearing and gouge. The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite, a chrome-bearing muscovite alteration product that is especially abundant near the HZG vein margins. Fuchsite apparently occurs nowhere else in the Ying Property, although it is a common alteration product in many greenstone-related mesothermal gold districts throughout the world.

The HZG veins mostly trend NE-SW, bending NNE-SSW toward the western margin, although there are a few vein systems that trend approximately N-S (Figure 7.5, Table 7.2). The five largest veins (HZ26, HZ20, HZ22, HZ22E, and HZ15, listed in terms of presently defined Mineral Resources) account for about 59% of this mineralization.

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Figure 7.5 Tunnels and veins at HZG area

N
S
W
E
523000mE
524000mE
3780000mN
3779000mN
HZ20
HZ20E
HZ8
HZ15
HZ12
HZ11
PD820
PD780
HZ19
HZ14
HZ20W
HZ18E
HZ12W
HZ10
HZ22
HZ26W
HZ23
HZ26
HZ18
HZ20
HZ18W
HZ22W2
HZ9
HZ22
HZ23W
HZ22E
HZ7
HZ9E
HZ27
PD810
HZ23
HZ5
HZ22E2
HZ29
HZ22W
HZ22E
HZ22
LEGEND
Mineralized vein
Tunnel
SCALE
0 100 200
SILVERCORP Metals Inc.
HPG Ag-Pb Project
Ying Mining District
Henan China
Tunnels and Veins at HZG Area
Drafted by Cui
September 2020

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Table 7.2 presents a summary of dimensions and occurrences of major mineralized veins in the HZG area.

Table 7.2 Dimensions and occurrences of major mineralized veins in the HZG area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness / range (m)
HZ26	1,100	664	211-869	290-330°/110-139°	70-90°	0.65 (0.30-1.95)
HZ20	1,360	606	337-908	60-115°	45-80°	0.89 (0.30-2.64)
HZ22	960	714	334-1047	290-330°	65-90°	0.85 (0.30-2.00)
HZ22E	880	664	218-879	290-330°	65-90°	0.77 (0.30-2.5)
HZ15	1,090	174	603-777	290-320°	68-85°	0.57 (0.30-0.87)
HZ23	990	750	233-981	290-320°/110-135°	70-90°	0.83 (0.30-1.19)
HZ22W	930	345	508-840	290-320°	65-90°	0.66 (0.30-1.74)
HZ20E	1,406	570	396-897	60-135°	45-80°	0.77 (0.30-1.93)
HZ15W2	613	184	487-668	290-310°	68-88°	0.54 (0.30-1.37)
HZ23W	530	540	369-909	290-320°	70-90°	0.67 (0.30-2.01)

7.3.3	HPG area

The HPG mine area is located in the central part of the district, immediately north-east of the SGX mine (Figure 7.6, Table 7.3). Mineralization is currently defined in 36 veins, with the five largest veins H17, H15, H15_1, H18, and H10_1 containing about 50% of the Mineral Resources defined to date. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.30 m to 1.77 m in width, averaging 0.77 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite (lead carbonate), malachite (copper carbonate), and limonite (hydrous iron oxide). Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite, and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, native gold, bornite, and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite.

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Figure 7.6 Tunnels and veins at HPG area

Table 7.3 summarizes features of major veins at the HPG mine.

Table 7.3 Dimensions and occurrences of major mineralized veins in the HPG mine

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness / range (m)
H17	2,800	1,238	960 - (-233)	320-330°	64-85°	1.06 (0.30-4.00)
H15	2,200	1,160	920 - (-200)	280-340°	60-90°	0.6 (0.30-5.76)
H15_1	1,800	914	800 - (-100)	310-330°	75-85°	0.78 (0.30-2.13)
H18	1,600	1,080	830 - (-200)	290-330°	65-80°	0.84 (0.30-2.8)
H10_1	1,000	498	640 - 150	310-335°	70-90°	0.82 (0.30-1.35)
H11	1,000	474	770 - 300	300-335°	75-90°	0.73 (0.30-1.88)
H15W	1,700	808	760 - (-50)	310-330°	65-85°	0.45 (0.30-2.54)
H16	1,000	722	905 - 200	320-350°	70-85°	0.94 (0.30-4.58)
H15W1	1,360	725	750 - 50	310-330°	65-85°	0.55 (0.30-1.65)
H5	1,600	343	640 - 300	320-340°	75-90°	0.8 (0.30-2.87)

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7.3.4	TLP and LM area

As the mineralization style is similar at the TLP, LME, and LMW mines, they are discussed together here. There are 78 known veins at TLP and 73 at LMW and 23 at LME (Figure 7.7, Table 7.4 to Table 7.6). The five largest veins at TLP, T3, T2, T3E, T1, and T11, contain 35% of the mineralization defined to date at that mine. At LMW the five largest veins at LME, LM7, LM8 LM14, LM17W, and LM25, constitute 25% of the mineralization defined to date in that mine. At LME the five largest veins at LME, LM7, LM8, LM14, LM17W, and LM25, constitute 38% of the mineralization defined to date in that mine.

Figure 7.7 Distribution of mineralized veins in the TLP-LM area

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Extensive underground sampling at various levels along or across these veins indicates that a significant amount of the vein-filling material is strongly mineralized with massive, semi-massive and disseminated galena as well as minor amount of chalcopyrite and sphalerite over widths of 0.3 m to 10 m or more. Other metallic minerals present in much smaller amounts include pyrite, hematite, and very sparse amounts of acanthite.

The veins at TLP mostly dip westward while those at LM dip steeply both east and west. Previous mining and stoping along the T1 and T2 vein structures at TLP indicate that the mineralization plunges shallowly to the north within structural zones extending hundreds of metres to a thousand metres or more along strike. The mineralization occurs as massive accumulations or disseminations in the veins. The galena often occurs as massive tabular lenses comprised of coarsely crystalline aggregates or fine-grained granular “steel galena” bodies, which can be up to 1.0 m thick and 100 m or more in vertical and horizontal dimensions.

Most of the silver in the TLP-LM veins is present as microscopic inclusions in the galena. It appears that Ag:Pb ratios are distinctly different between veins of the northern TLP area (North Zone) and the southern TLP and LM area (South Zone). Based upon 15 verification samples collected for a previous Technical Report (Broili et al. 2008), veins in the South Zone appear to have much higher zinc contents and higher Ag:Pb ratios (90 to 130 grams silver for each percent lead) than veins from the North Zone (5 to 15 grams silver for each percent lead), as well as proportionally less gold. It is thought this difference is the result of zonation or reflects differences in the level of exposure.

Gangue in the TLP-LM vein systems is mostly fine-grained silica with zones of quartz-carbonate minerals and occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite, in contrast to siderite, which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous box-work lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulphide minerals are mixed with secondary oxide minerals in the vein, with sulphides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulphides are present with little or no oxidation.

Wall rock alteration consists of numerous quartz veinlets accompanied by sericite, chlorite, silicification, and ankerite on fractures. The vein systems appear to have better continuity and increasing mineralization at depth, and many veins exposed in the underground workings are often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or more likely becomes richer at depth due to primary mineral zoning (Broili et. al. 2006).

The TLP system also contains some epithermal veins and veinlets. These veins contain abundant large vugs lined with carbonate and they either crosscut or follow some of the mesothermal filled structures.

Dimensions and occurrences of major mineralized veins from the TLP and LM area are summarized in Table 7.4, Table 7.5, and Table 7.6.

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Table 7.4 Dimensions and occurrences of major mineralized veins in the TLP area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness / range (m)
T3	2,429	1,261	1205-0	290-325°	46-82°	1.16 (1.25-2.25)
T2	2,000	775	1185-270	300-327°	50-80°	0.88 (0.75-2.05)
T3E	1,530	910	1100-150	296-320°	60-80°	0.95 (0.80-1.85)
T1	2,100	725	1185-440	285-310°	60-80°	0.72 (0.55-1.45)
T11	810	535	939-400	298-316°	61-73°	0.75 (0.60-1.15)
T15W	877	270	846-600	280-305°	70-88°	0.72 (0.60-1.45)
T16E	738	263	960-650	280-328°	55-70°	0.63 (0.50-1.05)
T14E	985	290	960-600	80-99°	65-81°	0.87 (0.70-1.65)
T16	1,200	350	1040-480	285-315°	65-75°	0.85 (0.70-1.35)
T22	867	407	1118-716	75-87°	65-75°	0.57 (0.45-0.95)

Table 7.5 Dimensions and occurrences of major mineralized veins in the LMW area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness/range (m)
LM7	1,540	1,141	1104-297	290-315°	40-49°	6.72 (0.30-16.72)
LM8	1,047	805	1103-310	17-73°	77-85°	0.70 (0.30-6.01)
LM14	1,476	783	1060-283	232-262°	68-87°	0.52 (0.30-3.23)
LM17W	1,420	691	1057-416	290-350°	58-75°	0.95 (0.30-1.85)
LM25	990	568	926-377	297-326°	55-85°	0.96 (0.30-2.13)
LM7E	825	1,138	1102-297	290-325°	38-63°	1.72 (0.28-3.68)
W18	1,440	345	1000-660	241-255°	78-83°	0.65 (0.30-1.21)
LM12	867	831	1092-311	290-342°	54-74°	0.68 (0.30-4.98)
LM17	764	621	1059-483	290-345°	65-80°	0.70 (0.30-3.15)
LM19W2	895	644	953-331	220-275°	53-89°	0.67 (0.19-1.93)

Table 7.6 Dimensions and occurrences of major mineralized veins in the LME area

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness / range (m)
LM5E	1,400	770	870-100	305-325°	65-85°	1.09 (0.30-4.49)
LM5	1,800	870	970-100	310-330°	56-84°	0.91 (0.54-6.93)
LM6	1,300	720	960-240	305-325°	60-80°	0.58 (0.30-1.48)
LM5E2	1,100	810	860-50	315-320°	65-80°	0.75 (0.28-3.36)
LM3_1	800	510	960-450	305-320°	60-70°	1.14 (0.30-3.36)
LM5W	1,000	660	960-300	305-325°	55-70°	0.56 (0.30-1.43)
LM3	500	400	970-570	300-325°	60-80°	0.60 (0.30-1.30)
LM6W	1,100	600	1000-400	295-320°	60-75°	0.72 (0.32-2.78)
LM5E1	800	140	570-430	290-315°	60-80°	1.17 (0.61-7.49)
LM4	800	620	970-350	310-320°	65-75°	0.47 (0.37-1.20)

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7.3.5	DCG area

The DCG project area is located in the north-east part of the district, immediately north of the TLP mine (Figure 7.8, Table 7.7). Mineralization is currently defined in four veins, with the largest vein C4E, containing about 64% of the Mineral Resources defined to date at DCG. Sampling in workings along vein structures indicates that from 18% to 35% or more of the vein material is mineralized, ranging from 0.30 m to 1.25 m in width, averaging 0.61 m.

The veins occur in relatively permeable north-east striking fault-fissure zones and are oxidized from the surface to depths of about 50 m. Weak Ag-Pb mineralization at surface was exposed by trenches at around 200 m interval. The grade improves with depth.

The dominant sulphides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite and pyrite and minor argentite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue, which consists of quartz, sericite, and carbonate, occurring as dolomite and calcite with some ankerite. The dominant mineralization is Ag-Pb. The typical Ag grade ranges between 20 and 285 g/t, although Ag grade as high as 2,000 g/t are encountered. Au mineralization has been discovered in some samples, but more work is needed to reveal the distribution of gold at DCG.

Figure 7.8 Tunnels and veins at DCG area

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Table 7.7 summarizes features of the veins at the DCG project. Note that these dimensions reflect the vein dimensions but do not relate directly to the smaller mineralization domains used in Section 14.

Table 7.7 Dimensions and occurrences of the mineralized veins at the DCG project

Vein #	Length of vein (m)	Defined inclined depth (m)	Elevation of defined depth (m)	Dips to	Dip angle	Average true thickness / range (m)
C4E	1,800	621	700-100	90-312°	70°-90°	1.25 (0.38-6.99)
C4	2,500	400	600-1000	305°-330°	60°-85°	0.54 (0.30-2.18)
C8	740	330	700-1000	310°-325°	37°-65°	0.30 (0.30-0.60)
C8_1	550	141	850-940	295°	58°	0.36 (0.35-0.44)

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8	Deposit types

The deposits described in this report are epigenetic vein deposits that have mesothermal characteristics. Mesothermal vein systems typically occur in rocks associated with orogenic belts, in the case of the Ying district, the Qinling orogenic belt. Mineralization is associated with deep-seated shear zones that cut the metamorphic rocks. The veins form in a temperature range of 200 - 300°C, at pressure depths from 600 m to 5,000 m. The veins occur in sets with the major veins in the system tending to be continuous for over 1,000 m in lateral and vertical sense.

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9	Exploration

9.1	Introduction

From 1 July 2016 to 31 December 2019 (the reporting period), Silvercorp conducted extensive exploration programs on the Ying property (Figure 4.2) that included exploration-development activities in the SGX mine area, including two producing mines (SGX and HZG), the HPG mine area, the TLP and LM mine areas, including three producing mines (TLP, LME, and LMW), and the DCG project. The past exploration activities, including surface activities, have been detailed in previous Technical Reports prepared for the Ying Property.

Other than drilling, the projects have been explored primarily by underground development and sampling. The workings follow the vein structures along strike, on levels spaced approximately 40 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization, but also to the relatively inexpensive development costs.

Channel samples across the mineralized structures are collected across the back of drift tunnels and the walls of crosscut tunnels at 5 m intervals, with the spacing of channel samples increasing to 15 or 25 m in the non-mineralized sections of the vein structures. Individual channels can consist of multiple chip samples, cut across and bracketing the mineralization and including associated wall rocks across the tunnel. Assay results of samples are documented on underground level maps and longitudinal sections. Details of the procedures and parameters relating to the underground channel sampling and discussion of the sample quality are given in Section 11.

9.2	Tunneling progress

The exploration tunneling and drilling programs were conducted during the reporting period to upgrade the Indicated and Inferred Mineral Resources, to test the down-dip and along-strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 201,688 m of tunneling, including 120,801 m of drifting along mineralized structures and 52,712 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m intervals vertically to delineate higher-category Mineral Resources. A total of 75,334 channel / chip samples was collected from the six mine areas. Details of the tunneling exploration work completed at each project area are briefly summarized in Table 9.1.

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Table 9.1 Tunneling exploration work completed from July 2016 to December 2019

Area	Tunneling	Total metres	Channel samples (pcs)
SGX	Drifting	39,349	23,465
	Crosscut	18,008
	Raise & others	16,882
	Subtotal	74,239
HZG	Drifting	9,449	6,316
	Crosscut	3,252
	Raise & others	3,161
	Subtotal	15,862
HPG	Drifting	11,969	5,276
	Crosscut	4,613
	Raise & others	3,123
	Subtotal	19,706
TLP	Drifting	35,164	26,522
	Crosscut	16,774
	Raise & others	2184
	Subtotal	54,122
LME	Drifting	6,912	4,201
	Crosscut	2,683
	Raise & others	1393.75
	Subtotal	10,988
LMW	Drifting	17,711	9,437
	Crosscut	7,199
	Raise & others	1346
	Subtotal	26,256
DCG	Drifting	248	117
	Crosscut	183
	Raise & others	83
	Subtotal	514
Total		201,686	75,334

Note: pcs=pieces. Totals may not add due to rounding.

On average, the mineralization rate of drift tunneling at Ying mines is 26.83% during the reporting period. As an example, Table 9.2 summarizes mineralization structures exposed in drift tunnels developed in 2019.

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Table 9.2 Mineralization exposed by drift tunneling in 2019

Mine area	Completed meterage (m)	Mineralization exposed (m)	Mineralization rate	Mineralization width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	AgEq (g/t)
SGX	11,340	3,495	31%	0.68	328	5.50	2.58	0.33	609
HZG	3,062	1,043	34%	0.44	447	1.20	0.37		518
HPG	11,492	3,193	28%	0.95	101	4.32	2.05	1.09	380
TLP	13,472	6,062	45%	0.68	232	3.58	0.52		364
LME	1,506	736	49%	0.66	293	2.25	0.45	0.15	390
LMW	4,946	949	19%	0.66	339	3.41	0.35		459
DCG	248	35	14%	0.76	38	4.33	0.21		206
Total / average	46,066	15,513	34%	0.69	250	3.93	1.28		439

The results of the 2016 - 2019 underground tunneling program demonstrate good down-dip and along-strike consistency in relation to existing production veins and resulted in the discovery of numerous subzones and splays beside major vein structures in the Property. A new discovery of high-grade zones in the north-east extension of the T16 vein group at depth in the TLP mine has resulted in the remodeling of some major structures. The new discovery of high-grade zones in the south-west extension of LM17 also has important implications for the future exploration of north-east-trending mineralized vein structures at the TLP, LME, and LMW mines.

The following sections summarize the results of the 2016 - 2019 tunneling exploration programs by mine. Note the tables show select veins and do not represent the whole mine area. For average grades of the sampled material for the individual mines see Table 9.2.

9.3	SGX

A total of 74,239 m of underground exploration tunneling was completed along and across major production vein structures S1W2, S2, S2W, S2W2, S4E, S6E, S7, S7-1, S7-2, S7_1, S7_2, S8, S14, S14-1, S16E, S16W, S18, S19, S31, S32, and S37 between the 710 m and the 110 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through eight access tunnels, CM101, CM102, CM103, CM105, PD16, PD690, PD700, and the ramp, to upgrade and expand drill-defined Mineral Resource blocks. A total of 23,465 chip samples were collected during the 2016 - 2019 program. High grade mineralized zones have been exposed in tunnels on most levels at the SGX mine. Underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.3. Figure 9.1 gives an example of the channel sample density and location of drifts on one of the main veins at SGX.

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Table 9.3 Selected mineralization zones defined by the 2016 - 2019 tunneling in SGX area

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD16-S14-210-4ANYM	S14	210	58	0.90	634	16.08	1.21
CM101-S16E-380-N1-sublevel	S16E	380	70	0.89	404	14.53	1.57
CM102-S19-534-2ANYM	S19	534	50	0.83	338	3.74	3.32
PD700-S19-490-9NYM	S19	490	35	0.88	357	3.14	3.74
PD700-S19-450-13NYM	S19	450	75	0.79	478	4.59	3.76
PD700-S19-400-15SYM	S19	400	70	0.75	367	3.12	7.17
CM101-S19-210-4SYM	S19	210	77	1.23	412	13.23	1.65
XPD-S19-210-13ASYM	S19	210	145	0.97	377	3.94	3.57
XPD-S19W-210-13SYM	S19W	210	56	1.32	314	7.50	0.72
CM105-S2SJ-S1W3-140-12ANYM	S1W2	140	65	0.74	236	6.24	2.18
CM105-S2-220-12SYM	S2	220	30	0.77	382	4.51	1.49
CM105-S2-180-12ANYM	S2	180	81	1.03	396	6.94	0.89
CM105-S2-180-12ASYM	S2	180	35	1.06	759	9.75	1.16
CM105-S2SJ-S2-140-12ANYM	S2	140	55	0.88	788	12.33	1.31
CM105-S2SJ-S2-140-14A-CM	S2	140	35	1.03	399	14.56	1.51
CM105-S2W2-220-12ANYM	S2W2	220	95	0.70	679	6.56	3.78
CM105-S2SJ-S2W2-140-12ANYM	S2W2	140	145	0.91	709	21.98	3.36
CM105-S2SJ-S2W2-140-12ASYM	S2W2	140	165	1.02	754	14.34	2.54
CM105-S2SJ-S2W2-140-NYM-CM	S2W2-1	140	80	0.75	462	13.77	1.92
PD16-S31-210-60SYM	S31	210	35	0.89	631	0.76	8.00
PD16-S31-210-8NYM	S31	210	65	0.78	521	7.26	2.98
PD16-S31-210-8SYM	S31	210	70	1.05	768	8.27	1.69
PD16-S31-160-8SYM	S31	160	50	0.82	346	9.06	2.01
PD16-S31-110-60SYM	S31	110	65	0.77	454	9.32	2.39
CM108-S32-710-69SYM	S32	710	45	0.76	440	4.26	1.51
CM108-S32-710-77SYM	S32	710	30	1.03	399	2.42	6.89
CM102-S32-570-59SYM	S32	570	325	0.86	439	8.84	4.29
CM102-S32-520-65SYM	S32	520	150	1.06	276	6.44	8.51
CM105-S32-260-57SYM	S32	260	150	0.75	268	7.01	3.04
PD16-S37-450-51SYM	S37	450	45	0.83	407	2.54	7.27
CM105-S7-260-14SYM	S7	260	40	1.18	469	2.04	0.99
PD700-S7_1-400-15ASYM	S7_1	400	60	0.74	515	2.39	8.07
CM101-S7-1-350-7ASYM	S7_1	350	75	0.94	393	11.77	4.63
XPD-S7_1-210-17NYM	S7_1	210	40	0.91	427	5.03	5.83
XPD-S7-1-210-9NYM	S7_1	210	30	0.99	361	4.35	4.26
XPD-S7_2-210-3NYM	S7_2	210	35	0.91	547	19.67	0.33
CM101-S7-1-350-SYM	S7-1	350	66	1.02	171	4.94	7.31
CM105-S7 -300-12SYM	S7-1	300	45	1.08	274	7.53	0.33
CM102-S8E-520-2SYM	S7-1	520	60	0.85	222	8.01	8.30

Note: Selected results from July 2016 to December 2019.

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Figure 9.1 Longitudinal projection of S19 vein, SGX

Source: Silvercorp 2020.

9.4	HZG

The purpose of the underground tunneling program of 15,862 m (including 9,449 m of drifts and 3,252 m of crosscuts) was to delineate and upgrade the previous drill-defined Mineral Resource blocks within the major vein structures HZ20, HZ22, and HZ5 between the 550 m and the 810 m elevations. Drift and crosscut tunnels were developed at 40 m to 50 m intervals through three access tunnels PD810, PD820, and PD890 and are connected with raises, declines, and shafts through different levels. A total of 6,316 chip samples were collected during the 2016 - 2019 program. High-grade mineralized zones were exposed in tunnels on different levels along major mineralized vein structures HZ20, HZ20E, HZ20E_1, HZ22, HZ22W, and HZ5. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.4. Figure 9.2 gives an example of the channel sample density and location of drifts on one of the main veins at HZG.

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Table 9.4 Selected mineralization zones defined by the 2016 - 2019 tunneling in HZG area

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD820-HZ20-770-123-NYM	HZ20	770	90	0.79	1,345	2.00	0.60
PD820-HZ20-730-121-NYM	HZ20	730	85	0.81	867	0.37	0.54
PD820-HZ20-600-133-SYM	HZ20	600	106	1.04	1,227	0.40	0.60
PD820-HZ20-770-117-NYM	HZ20	770	52	0.34	787	0.49	0.30
PD820-HZ20-730-117-NYM	HZ20	730	111	0.62	704	1.11	0.60
PD820-HZ20E-600-137-SYM	HZ20E	600	48	0.63	752	0.51	0.42
PD820-HZ20E_1-550-137-SYM	HZ20E_1	550	45	0.61	663	0.41	0.36
PD820-HZ5-650-53-SYM	HZ5	650	63	0.46	665	0.82	0.34
PD820-HZ5-650-55A-SYM	HZ5	650	100	0.70	819	0.68	0.33
SKS-HZ5-670-55-SYM	HZ5	670	87	0.55	1,221	0.98	0.23
PD890-HZ22-810-41-NYM	HZ22	810	38	0.42	762	2.18	0.75
PD890-HZ22W-812-47A-NYM	HZ22W	810	120	0.34	606	3.03	0.19
PD820-HZ20-770-111-NYM	HZ20	770	77	0.31	653	0.24	0.34
PD820-HZ20-600-127-NYM	HZ20	600	108	0.38	571	1.27	0.57
PD820-HZ20-650-123-NYM	HZ20	650	125	0.42	1,205	0.39	0.54
PD820-HZ20E1-600-141-SYM	HZ20E1	600	57	0.24	736	0.39	0.36

Note: Selected results from July 2016 to December 2019.

Figure 9.2 Longitudinal projection of vein HZ20, HZG

Source: Silvercorp 2020.

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9.5	HPG

Compared with mineralized vein systems in other areas, mineralization in the HPG area is characterized by significant higher gold grade and significantly lower grades for silver.

The purpose of the 19,706 m underground tunneling program was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures H5, H5E, H5W, H5_1, H12E, H15W, H13, H15, H16, and H17 between the 100 m and the 660 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through access tunnels PD2, PD3, PD6, PD600, PD630, and ramp. A total of 5,276 chip samples were collected. Significant mineralization zones were exposed in drift tunnels on different levels along the major vein structures. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.5. Figure 9.3 gives an example of the channel sample density and location of drifts on one of the main veins at HPG.

Table 9.5 Selected mineralization zones defined by the 2016 - 2019 tunneling in HPG area

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
PD2-H15W-530-4NYM1	H15W	530	10	0.23	10.12	321	1.90	0.37
PD2-H32 570-4NYM	H32_1	570	5	0.50	0.22	144	22.87	0.04
PD3-H17-310-32NYM	H17	310	20	2.93	1.29	141	9.10	2.56
PD3-H5-380-3	H5E	380	40	0.57	0.20	857	5.86	6.85
PD3-H5W-380-6NYM	H5W_1	380	35	0.95	0.07	50	9.33	0.10
PD630-H15_2-630-0NYM	H15_2	630	5	0.30	4.40	34	10.33	0.06
PD6-H13-600-23SYM	H13	600	11	0.34	3.33	39	6.09	1.71
PD6-H39_1-600-21SYM	H39_1	600	34	0.47	0.90	250	2.09	0.67
Haulway_W-H12E-630-29SYM	H12E	630	21	0.73	7.85	91	5.26	3.33
PD2-H13-630-NYM	H13	630	30	0.42	0.49	586	2.11	1.81
PD2-H32E1-630-10NYM	H32E1	630	30	0.48	0.25	79	8.45	0.67
PD3-H5_1-340-10SYM	H5_1	340	15	0.88	0.26	51	6.91	7.18
PD3-H5-340-8SYM	H5E	340	45	0.75	2.60	297	3.21	4.52
PD3-H5W-340-8NYM	H5W	340	38	0.42	0.15	31	10.46	0.74
PD3-H5W-420-8NYM	H5W	420	45	0.74	0.23	104	21.83	0.68
PD630-H15_2-630-0SYM	H15_2	630	11	0.23	0.79	128	18.98	0.17
PD6-H13-600-23NYM	H13	600	10	0.42	5.42	24	1.45	3.12
PD6-H39_1-600-23NYM	H39_1	600	25	0.36	3.96	113	1.05	0.77
Ramp_E-H17-660-44NYM	H17	660	20	0.59	9.31	19	0.98	0.22
Ramp_W-H12E-630-37SYM	H12E	630	10	0.56	0.96	762	2.02	2.34
PD2-H15W-570-14NYM	H15W	570	65	0.49	0.62	104	11.94	0.27
PD3-H16-460-15SYM	H16	460	154	0.89	4.66	68	1.92	1.63
PD3-H5-340-0SYM	H5	340	145	0.90	0.92	191	2.92	3.21

Note: Selected results from July 2016 to December 2019.

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Figure 9.3 Longitudinal projection of vein H17, HPG

Source: Silvercorp 2020.

9.6	TLP

The purpose of the 54,122 m underground tunneling program from 2016 to 2019 was to further delineate and upgrade the previous drill-defined Mineral Resource blocks within major vein structures T1, T1W, T2, T3, T5, T5E1, T11, T14, T14E, T15, T16, T16E, T16W, T17, T21, T22, T23, T27, T33E, and T35E between the 560 m and the 960 m elevations. Drift and crosscut tunnels were developed at 30 m to 50 m intervals through seven access tunnels PD730, PD800, PD820, PD840, PD846, PD890, PD930, PD960, PD1050, and ramp PD820XPD. A total of 26,522 chip samples were collected. Mineralized zones were exposed in drift tunnels on different levels along the major vein structures and numerous new mineralized subzones and splays were discovered. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.6. Figure 9.4 gives an example of the channel sample density and location of drifts on one of the main veins at TLP.

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Table 9.6 Selected mineralization zones defined by the 2016 - 2019 tunneling in TLP area

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD840-T5-840-31SYM	T5	840	50	0.54	707	3.22	1.08
PD820-T14-700-2SYM	T14	700	20	1.02	491	4.29	0.19
PD820-T15W-700-4NYM	T15W	700	50	0.87	340	12.01	0.55
PD820-T17-700-8NYM	T17	820	35	0.61	655	8.03	0.73
PD800-T3E-800-35NYM	T3E	800	54	1.11	405	6.04	0.61
PD1070-T4-1070-5NYM	T4	1070	20	0.52	580	5.74	0.18
PD820-T16-795-3NYM	T16	795	63	0.97	555	2.09	0.79
PD820-T16-755-6SYM	T16	755	15	0.7	2,241	4.08	0.78
PD820-T16E-795-3SYM	T16	795	60	0.93	1,258	4.18	1.18
PD820-T16E-755-8NYM	T16E	755	84	1.02	522	2.43	0.46
PD820-T16-755-3NYM	T16E	755	75	0.9	552	1.61	1.12
PD846-T16E-846-7SYM	T16E	846	15	0.5	1,877	3.75	0.43
PD846-T16E-846-7NYM	T16E	846	45	1.02	626	1.12	0.35
PD820-T16W-700-8SYM	T16W	700	38	0.61	1,131	5.93	0.96
PD960-T33W2-990-17SYM	T33W2	990	60	1.12	852	2.39	0.25
PD840-T5E1-840-29NYM	T5E1	840	20	0.56	905	5.7	1.6
PD820-T16-650-10NYM	T16	650	20	0.81	729	4.82	0.4
PD820-T16-600-1SYM	T16	600	85	1.06	719	5.19	0.92
PD820XPD-T16-795-3NYM	T16	795	35	0.96	637	0.95	1.05
PD1050-T26-1050-A4NYM	T26	1050	20	1.2	819	10.28	0.14
PD960-T1W-990-4NYM	T1W	990	35	0.85	837	2.62	0.48
PD930-T5E1-930-31SYM	T5E1	930	55	0.77	693	2.77	1.46
PD820XPD-T11-700-13NYM	T11	700	30	0.98	543	5.8	0.78
PD930-T14E-930-A5SYM	T14E	930	25	1.84	602	7.83	0.62
PD820-T16-700-12SYM	T16	700	65	0.59	681	3.44	0.95
PD820-T17-650-4SYM	T16W	650	70	0.7	637	1.98	0.95
PD820-T17W-600-1NYM	T17W	600	15	0.48	976	4.49	0.37
PD930-T21-930-31SYM	T21	930	72	1.33	521	4.94	0.49
PD890-T5E1_1-890-31NYM	T31W3	890	30	0.48	1,481	7.79	1.07
PD820XPD-T39E-700-15SYM	T39E	700	29	0.53	521	4.51	0.74

Note: Selected results from July 2016 to December 2019.

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Figure 9.4 Longitudinal projection of vein T16, TLP

Source: Silvercorp 2020.

9.7	LME

A total of 10,988 m of underground tunneling was completed from July 2016 to December 2019 at the LME Mine. The purpose of the drifting program was to upgrade existing drill-defined Mineral Resource blocks along mineralized vein structures. Drift and crosscut tunnels were developed at 40 m to 50 m intervals between the 450 m and the 950 m elevations through shaft PD900, and access tunnels PD838 and PD959 respectively. A total of 4,201 chip samples were collected. Drifting was mainly focused on the LM5, LM5E, and the LM6 veins, and successfully extended the strike lengths of known mineralized zones between the 915 m and the 450 m elevations. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.7. Figure 9.5 gives an example of the channel sample density and location of drifts on LM5, one of the main veins at LME.

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Table 9.7 Selected mineralization zones defined by the 2016 - 2019 tunneling at LME

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
PD838-T11E-700-12NYM	T12	700	15	0.39	1,133	3.45	0.61
PD838-T11E-700-12SYM	T12	700	25	0.45	462	2.14	0.53
PD900-LM18E1-915-52NYM	LM18E1	915	130	0.44	955	2.02	0.66
PD900-LM18E1-915-52SYM	LM18E1	915	60	0.75	415	3.84	0.29
PD900-LM5-500-50SYM	LM5	500	121	0.61	709	1.63	0.64
PD900-LM5-500-52SYM	LM5	500	20	0.87	642	2.04	0.70
PD900-LM5-510-54NYN	LM5	500	15	0.68	481	1.94	1.04
PD900-LM5-600-60SYM	LM5	600	20	0.46	549	1.95	0.22
PD900-LM5-626-53NYM-QG	LM5	626	60	1.10	601	2.38	0.58
PD900-LM5E1-557-51-QG	LM5E1	550	20	1.95	908	2.25	1.10
PD900-LM5E-500-50SYM	LM5E	500	112.5	2.15	716	2.80	0.59
PD900-LM5E1-500-51NYM	LM5E1	500	40	0.44	757	1.30	0.27
PD900-LM5E1-500-51SYM	LM5E1	500	15	0.75	1,293	2.32	1.18
PD900-LM5E2-550-51NYM	LM5E	550	15	0.81	602	2.08	0.23
PD900-LM5E2-550-51SYM	LM5E	550	60	1.30	588	2.31	0.86
PD900-LM5E -500-51SYM	LM5E	500	15	0.29	538	2.92	0.92
PD900-LM626-58SYM	LM5	600	24.9	0.84	532	1.95	0.56
PD900-LM9-500-9SYM	LM9	500	45	0.55	596	1.19	0.38

Notes: Selected results from July 2016 to December 2019.

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Figure 9.5 Longitudinal projection of vein LM5, LME

Source: Silvercorp 2020.

9.8	LMW

The 26,256 m underground tunneling program completed from July 2016 to December 2019 was focused on vein structures LM7W, LM8, LM11, LM12, LM12_1, LM13, LM14, LM16, LM17, LM19W1, LM19W2, LM30, and LM32, as well as the parallel zones spatially associated with these major structures. Underground tunneling was conducted on levels between the 550 m and the 990 m elevations through shaft SJ969, ramps XPDS and XPDN, and four access tunnels PD918, PD991, PD969, and PD924. A total of 9,437 chip samples were collected. High-grade mineralized zones from 20 m to 144 m in length were exposed in drift tunnels at different levels. The discovery of high-grade zones in the north-west extension of the LM19 vein group has resulted in the re-modelling of some of the major vein structures at LMW. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.8. Figure 9.6 gives an example of the channel sample density and location of drifts on one of the main veins at LMW.

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Table 9.8 Selected mineralization zones defined by the 2016 - 2019 tunneling at LMW

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
XPDN-LM12-785-0TJSYM	LM12	785	20	0.56	389	5.37	0.65
PD969-LM12_1-600-12SYM	LM12_1	600	45	0.77	344	3.37	0.19
SJ969-LM12_1-550-14SYM	LM12_1	550	65	0.78	403	5.08	0.37
PD969-LM12E-969-9NYM	LM12E	969	52	0.54	699	2.46	0.22
PD990-LM12E-990-13SYM	LM12E	990	40	0.98	633	3.68	0.38
PD924-LM13-924-0NYM	LM13	924	65	0.64	300	5.73	0.53
XPDN-LM13W_1-650-116NYM	LM13W_1	650	15	0.74	326	11.21	0.04
PD991-LM14-886-113N	LM14	886	21	0.37	923	9.03	0.58
PD969Shaft-LM31-550-114NYM	LM14_1	550	30	0.50	282	7.78	0.06
XPDS-LM16-725-117NYM	LM16	725	90	0.67	811	4.12	0.64
XPDS-LM16-770-113NYM	LM16	770	75	0.63	469	5.31	0.22
XPDS-LM17-725-28SYM	LM17	725	20	0.75	256	6.41	0.07
XPDN-LM17-800-2mw	LM17E	800	15	0.28	1,118	4.70	0.91
XPDN-LM17W-800-9SYM	LM17W	800	20	0.83	525	2.99	0.21
XPDN-LM17W1-800-9SYM	LM17W1	800	15	0.25	696	4.76	0.79
XPDN-LM19W1-650-112NYM	LM19W1	650	85	0.98	470	5.77	0.82
XPDN-LM19W1-700-3NYM	LM19W1	700	85	0.98	488	2.99	0.85
XPDN-LM19W1-700-3SYM	LM19W1	700	20	0.51	477	0.78	0.28
SJ969-LM19W2-500-114SYM	LM19W2	500	20	1.05	369	3.71	0.29
SJ969-LM19W2-600-120NYM	LM19W2	600	95	0.53	518	3.62	0.26
SJ969-LM19W2-650-110NYM	LM19W2	650	25	0.40	712	1.26	0.38
XPDN-LM19W2-700-122SYM	LM19W2	700	70	0.60	546	2.76	0.45
XPDN-LM20W-700-110SYM	LM20W	700	49.3	0.45	935	4.12	1.86
SJ969-LM30-600-116SYM	LM30	600	68	0.63	788	7.05	0.36
PD969Shaft-LM30W-550-114NYM	LM30W	550	85	0.81	511	8.75	0.41
SJ969-LM32-600-116NYM	LM32	600	15	0.39	658	9.06	0.25
SJ969-LM32-600-116SYM	LM32	600	50	1.00	417	5.29	0.18
SJ969-LM32E-600-112NYM	LM32E	600	20	0.48	536	11.13	0.34
PD924-T27E-900-110SYM	T27E	900	20	0.86	96	12.36	0.17

Notes: Selected results from July 2016 to December 2019.

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Figure 9.6 Longitudinal projection of vein LM17, LMW

Source: Silvercorp 2020.

9.9	DCG

The 514 m underground tunneling program completed from July 2016 to December 2019 was focused on vein structures C4 and C4E, as well as the parallel zones spatially associated with these major structures. Underground tunneling was conducted on level 900 m elevation. A total of 117 chip samples were collected. The underground channel samples from selected mineralized zones collected during the reporting period are weighted by true thickness and reported in Table 9.9. Figure 9.7 gives an example of the channel sample density and location of drifts on one of the main veins at DCG.

Table 9.9 Selected mineralization zones defined by the 2016 - 2019 tunneling at DCG

Tunnel ID	Vein	Level (m)	Length of mineralized zone along strike (m)	True width (m)	Weighted average grade
					Ag (g/t)	Pb (%)	Zn (%)
DCG-XPD-C4-900-407NYM	C4	900	15	0.76	45	3.01	0.28
DCG-XPD-C4E-900-407NYM	C4E	900	20	0.77	32	5.64	0.15

Notes: Selected results from July 2016 to December 2019.

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Figure 9.7 Longitudinal projection of C4E vein, DCG

Source: Silvercorp 2020.

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10	Drilling

10.1	Drilling progress

Since acquiring the Ying projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas in the Property. Representative longitudinal sections for the veins are presented in Section 9. Figure 7.4 (Section 7) presents a cross section which demonstrates the drill intersection angles relative to the veins.

Drilling programs undertaken by Silvercorp between 2004 and December 2019 are presented in two tables: Table 10.1 from 2004 to June 2016, and Table 10.2 from July 2016 to December 2019.

Table 10.1 Drilling programs completed by Silvercorp, 2004 to June 2016

Mine	Period	Number of holes		Meterage (m)	Major targets
		Underground	Surface
SGX	2004 - Mar 2005	15	0	1,376
	Mar 2005 - Apr 2006	79	12	17,697	S2, S6, S14, S16E, S16W
	May 2006 - Jun 2007	134	18	52,403
	Jul 2007 - 2009	223	26	82,343
	2010	93	0	32,573
	2011	159	0	61,066	S2, S4, S6, S6-Branch, S7, S7E, S7-1, S8, S14, S14-1, S19, and S21
	Jan 2012 - Jun 2013	372	7	86,955	S2, S7, S7-1, S8, S14, S14-1, S16W, S19, S21
	Jul 2013 - Jun 2016	345	26	89,181	S1, S1W, S2, S2W, S2W2, S4, S6, S7, S7-1, S7-3, S7E2, S8, S14, S16W, S16W1, S16W2, S18, S19, S19W, S21, S22, S30
HZG	May 2006 - Jun 2007	2	18	6,346	HZ10, HZ12, HZ20, and HZ22.
	Jul 2007 - Nov 2009	40	41	24,227
	Jan 2012 - Jun 2013	87	17	29,004	HZ20, HZ22, HZ5
	Jul 2013 - Jun 2016	38	14	12,443	HZ20, HZ22
HPG	May 2006 - Jun 2007	0	2	760	H15, H17
	Jul 2007 - Nov 2009	96	67	38,853	H13, H15, H5, H12-1, H29
	2010	30	0	6,623
	2011	58	0	16352	H3, H5, H5W, H17, H39-1, and H39-2
	Jan 2012 - Jun 2013	130	0	27,015	H4, H5, H5W, H11, H15, H17, H39-1
	Jul 2013 - Jun 2016	147	1	31,585	H15, H16, H17, H22, H24, H27, H3, H4, H5, H5W
TLP	2008 - 2009	138	18	40,612	Veins T1, T2, T3, T4, and T5
	2010	219	0	38,748
	2011	123	0	36,638	T1, T1W, T1W3, T2, T3, T11, T16, T17, and T33
	Jan 2012 - Jun 2013	98	0	32,001	T1, T2, T3, T11, T15, T16, T17, T33, T35
	Jul 2013 - Jun 2016	134	0	40,929	T3,T1W, T1W1, T14, T16, T33, T23, T5, T1W3, T35E
LM	2008 - 2009	125	11	33,701	LM2, LM5, LM8, LM12, and LM14.
	2010	86	0	30,743
	2011	113	0	50,014	LME: LM2, LM5, LM5E, LM6, LM6E, and LM6W, LMW: LM10, LM12-1, LM12-2, LM12-3, LM13, LM13W, and LM17
	Jul 2013 - Jun 2016	0	0	0
LME	Jan 2012 - Jun 2013	90	0	21,975	LM2, LM5, LM6
	Jul 2013 - Jun 2016	82	0	18,419	LM1, LM2, LM6, LM5, LM5W, LM4

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Mine	Period	Number of holes		Meterage (m)	Major targets
		Underground	Surface
LMW	Jan 2012 - Jun 2013	211	0	61,449	LM7, LM8, LM10, LM11, LM12, LM13, LM14, LM16, LM17, LM19, W5, W6
	Jul 2013 - Jun 2016	109	0	32,172	LM7, LM8, LM12, LM12_2, LM13, LM14, LM16, LM17, LM20, LM19W2, LM25, W1, W6, W18
DCG	2010	0	8	2,284
	2011	0	17	6742	C4, C4E, and W16
	Jul 2013 - Jun 2016	0	0	0
Reconnaissance drilling
RHW	2006	0	7	1,981	RHW
XM	2006	0	2	479	XM
SDG-LJG	Jul 2007 - Nov 2009	11	0	2,205
	2010	0	9	2,884
	2011	0	9	3275	SL1, SL1-1, SL2E, and SL3
	Jan 2012 - Jun 2013	25	0	8,787	C29
Total: 2004 - Jun 2016		3,612	330	1,082,840

Table 10.2 Summary of the 2016 - 2019 drilling program on the Property

Mine area	Exploration	Drillholes completed	Total metres completed	Total core samples
SGX	Surface drilling	32	10,450	5,980
	Underground drilling	270	77,863
HZG	Surface drilling	5	2,687	2,240
	Underground drilling	105	31,989
HPG	Surface drilling	0	0	1,676
	Underground drilling	138	44,944
LME	Surface drilling	1	99	2,656
	Underground drilling	111	25,286
LMW	Surface drilling	0	0	3,334
	Underground drilling	191	58,603
TLP	Surface drilling	0	0	4,825
	Underground drilling	237	73,230
TLP	Surface drilling	0	0	0
	Underground drilling	0	0
Total		1,090	325,151	20,711

Notes: Results from July 2016 to December 2019.

Drilling programs were continuously conducted over the Property from July 2016 to December 2019 (the Reporting Period). Underground and surface drilling were carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Indicated and Measured Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures and to ensure a good intersection angle. A total of 325,151 m in 1,090 diamond holes was completed, including 13,236 m in 38 surface holes and 311,915 m in 1,052 underground holes drilled from at or above the current mining elevations. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

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10.2	Summary of results

Drilling results from the 2016 - 2019 drilling program in the Property are briefly summarized in Table 10.3. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the seven deposits. There is no drilling for DCG during this period.

Table 10.3 Brief summary of the 2016 - 2019 drilling results

Mine area	Holes completed	No of mineralized intersections (≥120 g/t AgEq)	Average grade of mineralized intersections (g/t AgEq)	Average true width of mineralized intersections (m)	Detected depth (elevation m)
SGX	302	155	520	0.68	861-143
HZG	110	63	394	0.61	335-879
HPG	138	49	350	0.67	938-39
LME	112	118	396	0.59	411-941
LMW	191	86	439	0.71	1,097-322
TLP	237	127	494	0.52	153-1,114

Notes: Results from July 2016 to December 2019 (there was no drilling for DCG during this period).

Drilling results of individual mine areas are further discussed in the following sections.

10.3	Discussion of results by mine

10.3.1	SGX

The underground and surface drilling were focused on expanding the known Mineral Resource of major production veins S1W2, S2, S2W2, S7, S7-1, S8, S10-1, S14, S16W, S18, S18E, S19, S28, S29, S32, and S33. Limited drilling was also conducted on veins S1W3, S2, S4, S6, S7-2, S8E, S12, S16E2, S21, S22, S23, S27, S30, S48, and their branch veins. The results from the program added and extended notable high-grade mineralized zones within vein structures S19, S8, S32, S18, S28, S2, S7-1, S7, and S1W2. The 2016 - 2019 SGX drilling program is summarized in Table 10.4.

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Table 10.4 Summary of the SGX 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥90 g/t Ag equivalent)	Detected depth (elevation m)
HZ4	1	1	552
S1W2	8	5	132-40
S1W3	3	3	264-74
S2	12	7	258-(-56)
S2W	1	-	-
S2W2	5	3	301-70
S6	1	1	169-(-102)
S6E1	1	-	-
S7	9	4	230-90
S7_1	1	-	-
S7-1	10	7	249-150
S7-2	2	-	-
S8	45	20	685-(-35)
S8E	3	3	253-214
S10-1	6	1	101
S12	2	-	-
S14	6	2	497-476
S16	1	-	-
S16E2	2	1	698
S16W	6	3	261-82
S18	35	15	656-63
S18E	6	4	452-141
S19	47	20	386-(-41)
S21	2	-	-
S22	3	-	-
S23	4	1	642
S27	2	-	-
S28	18	4	373-166
S29	5	2	593-375
S30	2	1	452
S32	38	10	774-163
S33	7	3	449-68
S35	1	-	-
S48	2	2	569-550
Pb anomalies	5	2	178-169

Notes: Results from July 2016 to December 2019.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

Note that the formula and values used for AgEq calculations for all the mines are discussed in Section 14.

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10.3.2	HZG

The diamond drilling program from July 2016 to December 2019 was designed to test the along-strike and down-dip extension of major mineralized vein structures HZ20, HZ22E, HZ23, H26, H10, and HZ15 between the 810 m and the 334 m elevations. The 2016 - 2019 diamond drilling program added new mineralized zones to major production veins HZ20, HZ22, and HZ5, and expanded the mineralization in vein structures HZ26, HZ23, HZ22E, H10, and HZ15. The 2016 - 2019 HZG drilling program is summarized in Table 10.5.

Table 10.5 Summary of the HZG 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥90 g/t Ag equivalent)	Detected depth (elevation m)
Au_Anomaly	1	0	-
HZ8	0	1	708
HZ10	6	0	-
HZ11	2	0	-
HZ11E	0	2	612-731
HZ12	3	0	-
HZ15	5	3	446-604
HZ15W2	1	3	491-662
HZ19	3	0	-
HZ20	13	5	370-766
HZ20W_1	0	1	778
HZ20_1	0	1	762
HZ22	4	3	451-789
HZ22E	7	9	367-807
HZ22W_1	0	1	551
HZ22W2	1	0	-
HZ23	9	6	725-808
HZ23W	0	1	334
HZ23 2	0	1	757
HZ26	30	15	335-802
HZ26E	1	0	-
HZ26W	0	3	418-797
HZ27	3	4	559-620
HZ27E	0	1	588
HZ29	4	0	-
HZ5	2	5	466-631
HZ7	2	0	-
HZ9	1	0	-
HZ9	1	0	-
Pb_Anomaly	1	0	-
Pb_Anomaly	2	0	-
S28E1	0	2	473-521
S28E2	0	2	400-622
S28	8	1	387

Notes: Results from July 2016 to December 2019.

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The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.3	HPG

The underground diamond drilling program was designed to test the along-strike and down-dip extension of the major mineralized vein structures H17, H12, H12E, H12W, H21, H15, H11, H18, H6, X3, and H5W between the minus 50 m and the 656 m elevations. Significant new mineralized zones were defined within major vein structures H12, H12E, and H6 along strike and downdip directions. The 2016 - 2019 HPG drilling program is summarized in Table 10.6.

Table 10.6 Summary of HPG 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥90 g/t Ag equivalent)	Detected depth (elevation m)
H10_1	8	4	395-596
H11	13	4	370-574
H12	24	6	302-646
H12E	26	12	338-629
H12W	19	4	256-638
H14	6	4	307-422
H15	13	5	185-617
H17	27	4	93-584
H21	21	3	50-612
H4	13	3	308-565
H5W	15	3	190-584
H6	17	7	104-549
X3	17	5	165-496

Notes: Results from July 2016 to December 2019. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.4	TLP

The 2016 - 2019 underground diamond drilling program was designed to test along-strike and down-dip extensions of the major mineralized vein structures T11, T14, T14E, T16, T16E, T16E1, T17, T17W, T17E, T22, T22E, T15, T15W, T39, T39W, and T38 and to explore for new vein structures in less-explored areas. Results of the drilling program added significant mineralization zones within major vein structures T15, T15W, T16E, T17, T17W, and T11. Numerous mineralized parallel and splay structures such as T16E1, T22E, T39W, T39E, and T1W2 were discovered beside major vein structures. The 2016 - 2019 drilling program at TLP is summarized in Table 10.7.

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Table 10.7 Summary of TLP 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥ 90 g/t Ag equivalent)	Detected depth (elevation m)
T11	63	19	174-914
T11E	23	3	153-905
T12	7	3	447-824
T14	24	5	391-1045
T14E	21	7	469-948
T15W	51	12	294-930
T16	82	14	347-994
T16E	45	13	384-982
T16E1	21	3	467-956
T16W	35	5	417-986
T16-1	3	2	929-1004
T17	43	8	248-1008
T17E	22	6	538-924
T17W	33	9	393-993
T1W1	8	2	770-988
T1W2	14	3	681-999
T2	13	4	445-1073
T22	31	6	493-1048
T22E	21	4	495-1057
T22E1	4	2	668-888
T27	6	3	820-1044
T28	6	3	958-1076
T2W2	9	4	944-1058
T3	14	4	384-1069
T33W4	5	2	763-877
T33-1	2	2	681-828
T39	18	6	405-776
T39E	11	4	374-782
T39E2	10	2	605-763
T39W	18	5	623-810
T3E	13	3	526-1083
T5	13	3	443-1114

Notes: Results from July 2016 to December 2019. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

The LM mine will be discussed in terms of the two sub areas LME and LMW.

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10.3.5	LME

The 2016-2019 LME underground drilling program was focused on vein structures LM4, LM5, LM5E, LM5E2, LM5E1, LM6, and their subzones and splay structures. The purpose of the drilling program was to extend known mineralization along-strike and down-dip, and explore for new veins at or above the current mining depth within the mineralized vein structures. The drilling program added remarkable new mineralized zones within major production veins LM5, LM5W, and LM6. The drilling program is summarized in Table 10.8.

Table 10.8 Summary of LME 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥ 90 g/t Ag equivalent)	Detected depth (elevation m)
LM3_1	15	5	458-838
T17	15	4	416-766
LM66	17	5	298-862
T17E	18	5	538-809
LM6E	24	6	188-632
LM4	25	7	344-698
LM5E1	27	15	153-587
LM5W	33	5	225-615
LM4E2	35	9	242-780
LM3	40	4	485-897
LM5E2	42	13	41-764
LM6	47	9	248-789
LM5E	54	29	101-766
LM5	65	31	126-947

Notes: Results from July 2016 to December 2019. Holes intersect more than one vein so the number of holes in this table exceeds the number of holes in Table 10.3.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.6	LMW

The LMW diamond drilling from 2016 to 2019 were designed to extend and expand the known mineralized zones within major vein structures LM8, LM14, LM16, LM17, LM17W, LM19, LM19W1, LM19W2, and W18, and explore for new mineralized structures in less-explored areas. Results of the drilling program successfully expanded mineralization in vein structures LM14, LM17, LM17W, W18, and LM16. The 2016 - 2019 drilling program is summarized in Table 10.9.

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Table 10.9 Summary of the LMW 2016 - 2019 drilling program

Target vein	Number of holes drilled	Holes intercepting mineralization (≥ 90 g/t Ag equivalent)	Detected depth (elevation m)
LM10W	3	1	897-886
LM12	5	2	1,030-451
LM13	5	1	886-533
LM13W-1	3	0	751-445
LM14	21	13	891-284
LM16	14	3	982-434
LM16W1	3	1	918-867
LM17	21	6	952-484
LM17W	18	8	974-560
LM19	3	1	1,051-397
LM19W1	10	2	910-318
LM19W2	11	2	917-331
LM20	3	1	1,078-576
LM25	5	3	893-383
LM30	3	2	572-368
LM30W	3	1	584-400
LM33	7	2	756-488
LM7	5	1	1,028-367
LM8	6	2	1,067-479
LM8_4	6	3	1,035-697
LM8_5	3	1	863-808
LM8W	4	1	1,033-496
W11	5	1	900-751
W18	13	4	971-662
W3E1	3	1	901-761
W5	2	0	850-765
W6	6	0	927-334

Notes: Results from July 2016 to December 2019.

The drillhole intersection angles with the veins are variable, as in the case of underground drillholes they are drilled as fans of multiple holes from one set up. This is best seen in Figure 7.4, which is a cross section on Exploration Line 2 for SGX.

10.3.7	DCG

There was no drilling at the DCG project during this period.

10.4	Plans and sections

Plans for each mine and representative examples of drill sections through the deposits are shown in Section 7, Section 9, and Section 14.

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10.5	Bulk density measurements and results

10.5.1	Measurements and results

520 samples were collected for bulk density measurement by Silvercorp from the different mines in the Ying Property from 2012 on. Samples were cut as an individual block of about 1 kg from different mineralization types at each mine area. Several wallrock samples were also collected for comparison purposes. The bulk density was measured using the wax-immersion method by the Inner Mongolia Mineral Experiment Research Institute located in Hohhot, Inner Mongolia. Table 10.10 presents the average bulk densities derived for the Ying deposits.

Table 10.10 Bulk density values for the Ying deposits

Mine	Samples collected	# samples for bulk density calculation	Average bulk density	Remarks
SGX, HPG, DCG	194	186	NA	Calculated using the Pb and Zn assay results, see formula below
HZG	17	17	2.70
TLP	186	186	2.92	Adopted from previous government exploration reports
LME, LMW	100	98	2.93	The minimum and maximum values were removed from the dataset
Wallrock	23	23	2.76	5 from SGX, 10 from LM, 8 from HZG

Source: Compiled by AMC 2020, using data provided by Silvercorp.

A relationship between measured bulk density and the weighted combination of lead and zinc grade was developed using multivariate linear least squares regression, and this formula is used for the SGX, HPG mines and the DCG project. At these mines the assay values for lead and zinc show a correlation to density and form a good regression line. Samples with a relative error of >20% between the measured and calculated bulk density were removed from the dataset before calculation of the final relationship that was used in the Mineral Resource estimate. The relationship between bulk density and grade is:

Bulk Density = 2.643339 + 0.0524358 x Pb% + 0.011367 x Zn%

Using this formula, the Ying Property bulk density measurements range from ~2.6 t/m3 to ~6.0 t/m3 with a mean of ~2.74 t/m3.

10.5.2	Recommendations on bulk density

The QP recommends that additional bulk density sampling be completed during core logging and processing. Grab samples should also be taken for bulk density sampling in the drives. The regression formula should be updated based on the new data.

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10.6	Drilling procedures

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98 - 99%. Drill core is moved from drill site to the surface core shack located at the mine camp on daily basis and is logged, photographed and sampled in detail there. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book is used to assign the sample numbers. A ticket from the book is inserted in the bag and the stub of the ticket book is retained for reference. The bagged sample is then shipped to the laboratory for assaying. Sampling is further discussed in Section 11.

Core recovery at Ying is good. Core recoveries at Ying range between 63.33% and 100% with the average recovery being 98.36%.

The QP is not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

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11	Sample preparation, analyses, and security

This section describes the sampling methods, analytical techniques, and assay Quality Control / Quality Assurance (QA/QC) protocols employed at the Ying Property between June 2016 and December 2019. All programs were managed by Silvercorp, and all work was carried out in accordance with Silvercorp’s internal procedures, which have been reviewed by the QP. QA/QC completed prior to June 2016 is described in prior Technical Reports. The QP has reviewed this work and accepts the results.

11.1	Sampling

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Property are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along-strike and down-dip. Silvercorp’s exploration consists of horizontal tunneling along and across the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Channel samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores. The sample collection and preparation follow accepted industry practice.

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core is logged, photographed and sampled in detail at the surface core shack, as described in Section 10.6, with each mine having its own logging and core-cutting facilities. Samples are delineated by lithology, mineralization, and alteration. Mineralized zones are sampled together with wallrock samples that bracket the mineralization. Samples have a minimum length of 20 cm and a maximum length of 2 m.

Channel samples lines are marked by a geologist and collected as continuous chip samples from the roofs of drift tunnels (perpendicular to the mineralized vein structure), and from the walls of crosscut tunnels (which cross the mineralized vein structure) as described in Section 9.1. Samples have a minimum size of 20 cm and a maximum size of 2 m. Drill and channel samples are numbered following protocols outlined by Silvercorp that generates unique IDs. Samples bracket the vein in addition to sampling the vein itself.

11.2	Sampling shipment and security

Drill core samples are stored in securely sealed bags at the core logging facilities until shipment by courier to one of the following three reputable commercial laboratories which are chosen based on capacity:

  The Analytical Laboratory of Henan Nonferrous Exploration Institute (Zhengzhou Nonferrous Laboratory) in Zhengzhou, Henan Province.

  The Chengde Huakan 514 Geology and Mineral Testing and Research Institute (Chengde Laboratory) in Chengde, Hebei Province.

  The Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau (Inner Mongolia Laboratory) in Hohhot, Inner Mongolia.

The three external laboratories are accredited and certified as first-class laboratories by the Chinese government. The procedures for sample preparation and quality management in these laboratories are established in accordance with the official Chinese technical standard DZ/T 0130-2006 (The Specification of Testing Quality Management for Geological Laboratories), which is a combination of the basic principles and methodologies of ISO 9000:2000 and ISO/IEC 17025:1999.

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Channel samples are analyzed on site at the Ying assay laboratory located at the mill complex in Luoning County. A brief examination of the Ying Laboratory was made by the QPs in both 2013 and 2016, as outlined in previous Technical Reports. The assay laboratory is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and has been used to analyze both channel samples taken from underground workings for Resource estimation purposes, and concentrate produced from the processing plants. Most of the processes for the analysis of channel samples and concentrate are completed within separate buildings, rooms, and instruments.

11.3	Sample preparation and analysis

Sample preparation procedures at the four labs are similar but not identical. They comprise the drying of the sample at 60 - 105°C, followed by two crushing stages to a size of 1 or 2 mm, followed by a manual or riffle split for a 100 to 400 g sample for pulverization to a 200 -mesh or 160-mesh size. Pulp samples for digestion vary in size from 0.2 g to 1 g for silver and 0.1 g to 0.5 g for lead and zinc. All samples are subjected to a two-acid digestion and an AAS finish. Detection limits and overlimit protocols for the metals of interest also vary between laboratories (Table 11.1).

Table 11.1 Silvercorp Ying lab detection limits

Lab	Detection limits						Overlimit protocols
	Ag		Pb		Zn		Ag	Pb	Zn
	LDL	UDL	LDL	UDL	LDL	UDL
Chengde Laboratory	2 g/t	500 g/t	0.005%	5%	0.005%	3%	Dilution	Titration	Titration
Zhengzhou Nonferrous Laboratory	2 g/t	1500 g/t	0.01%	10%	0.01%	10%	FA	Titration	Titration
Ying Laboratory	5 g/t	300 g/t	0.02%	1%	0.02%	0.5%	FA	Dilution & Titration	Dilution & Titration

Notes: Data for Inner Mongolia Laboratory not available. LDL=lower detection limit. UDL = upper detection limit.

Source: Compiled by AMC from data provided by Silvercorp.

11.4	Quality Assurance / Quality Control

11.4.1	Overview

Silvercorp has established QA/QC procedures which cover the sample collection and processing at the Ying Property. All drilling and channel sampling programs completed on the Property incorporate the insertions of Certified Reference Materials (CRMs) and blanks into the sample stream on a batch by batch basis. Duplicate field samples are also included in the drilling programs.

Silvercorp’s QA/QC programs and results prior to July 2016 have been described in previous

Technical Reports. The following discussion is based on the QP’s independent review of the drilling and channel sampling QA/QC databases associated with the July 2016 to December 2019 programs, which comprises 1,088 drillholes and 75,334 channel samples.

Silvercorp monitors silver, lead, zinc, copper, and gold in drillhole sampling, and silver, lead, and zinc in channel sampling programs. This is accomplished through the insertion of CRMs, blanks, and field duplicate samples. In this report gold and copper values are not discussed in detail as they are not material components of the Mineral Resource.

A summary of QA/QC samples included in the July 2016 - 2019 program is presented in Table 11.2.

Table 11.3 summarizes the insertion rate of these QA/QC samples.

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Table 11.2 Ying QA/QC samples by year1

Year	Drill samples				Channel samples
	Samples	CRMs	Blanks	Field duplicates	Samples	CRMs	Blanks	Field duplicates
2016	2,944	111	112	112	8,537	248	253	0
2017	7,011	214	214	214	18,117	406	48	0
2018	5,145	154	153	153	17,515	474	3	0
2019	5,333	146	146	144	23,105	603	0	0
Total	20,433	625	625	623	67,274	1,731	304	0

Note: 1 Data from 1 July 2016 to 31 December 2019.

Source: Compiled by AMC.

Table 11.3 Ying QA/QC insertion rates1

Year	Drill samples					Channel sampeles
	Samples	CRMs	Blanks	Field duplicates	Total QA/QC	Samples	CRMs	Blanks	Field duplicates	Total QA/QC
2016	2,944	3.8%	3.8%	3.8%	11.4%	8,537	2.8%	3.0%	0.0%	5.6%
2017	7,011	3.1%	3.1%	3.1%	9.2%	18,117	2.5%	0.3%	0.0%	2.5%
2018	5,145	3.0%	3.0%	3.0%	8.9%	17,515	2.7%	0.0%	0.0%	2.7%
2019	5,333	2.7%	2.7%	2.7%	8.2%	23,105	2.6%	0.0%	0.0%	2.6%
Overall	20,433	3.1%	3.1%	3.0%	9.2%	67,274	2.6%	0.5%	0.0%	3.0%

Note: 1 Data from 1 July 2016 to 31 December 2019.

Source: Compiled by AMC.

11.4.2	Certified Reference Materials

11.4.2.1	Description

Fourteen different CRMs were used by Silvercorp during the July 2016 - 2019 drill and channel sampling programs. All CRMs were supplied by CDN Resource Laboratories of Langley, British Columbia, Canada, and are variably certified for silver, lead, zinc, copper, and gold.

All CRMs except the standardized blank are certified by four-acid digest with an instrumental finish for silver. Three of these CRMs are also certified for silver by fire assay with a gravimetric finish (CDN-ME-1604, CDN-ME-1606, and CDN-ME-1810). All copper, lead, and zinc values are certified by four-acid digest with an instrumental finish. All gold CRMs are certified by fire assay with an instrumental finish. CRM CDN-GS-1M is only certified for gold (CDN-GS-1M), and one CRM has only a provisional value for gold (relative standard deviation >~5% (CDN-ME-14)).

Details of CRMs used at Ying and their frequency of insertion are presented in Table 11.4.

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Table 11.4 Ying CRMs (July 2016 - 2019)

CRM ID	Ag g/t)		Pb (%)		Zn (%)		Au (g/t)		No. CRMs (drilling)				No. CRMs (channel)
	Expected value	SD	Expected value	SD	Expected value	SD	Expected value	SD	2016	2017	2018	2019	2016	2017	2018	2019
CDN-ME-1304	34	1.6	0.258	0.007	0.22	0.006	1.8	0.06							3
1CDN-ME-14	42.3	2.1	0.495	0.015	3.1	0.14	0.1	0.01					23	15	7	2
CDN-ME-1204	58	3	0.443	0.012	2.36	0.06	0.975	0.033			4			1	6
CDN-ME-1306	104	3.5	1.6	0.035	3.17	0.075	0.919	0.056		89	13			64	37
CDN-ME-1801	108	3	3.08	0.05	7.43	0.15	0.911	0.029				30				111
2CDN-ME-1606	116	2.5	1.76	0.03	0.6	0.01	1.069	0.046			46	54			144	201
CDN-ME-1804	137	3.5	4.33	0.095	9.94	0.22	1.602	0.046				21				103
CDN-ME-1607	150	2.5	1.72	0.03	0.56	0.01	3.33	0.135			4	31				112
2CDN-ME-1810	154	4.5	1.46	0.035	0.96	0.02	4.41	0.165				10				2
CDN-ME-1305	231	6	3.21	0.045	1.61	0.025	1.92	0.09	25	15	22		66	38	81	6
CDN-ME-1206	274	7	0.801	0.022	2.38	0.075	2.61	0.1			2		2	10	6	12
2CDN-ME-1604	309	7.5	4.83	0.075	0.72	0.015	2.51	0.06			61				174
CDN-ME-1302	418.9	8.15	4.68	0.12	1.2	0.02	2.412	0.117	86	106	2		157	278	16	54
3CDN-GS-1M							1.07	0.045		4

Notes:

  CRMs are presented in order of increasing Ag expected value.

  All Ag, Pb, and Zn CRM values shown are certified by four-acid (4A) digest with instrumental finish. All CRM Au values are certified by fire assay with instrumental finish.

  SD = standard deviation.

1 Provisional value for Au (RSD > ~5%).

2 Ag certified for 4A digest with instrumental finish and fire assay with gravimetric finish. Instrumental finish value shown.
3 Certified for Au only.

Source: Compiled by AMC 2020.

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Silvercorp prepares individual 5 g CRM packets from bulk containers, and selects which CRMs are inserted into the sample stream based on visually estimated mineralization criteria (i.e., strongly mineralized samples are accompanied by CRMs with similarly high grades, and vice versa).

Silvercorp’s internal procedures require that CRMs are inserted into the sample stream at a rate of ~ one CRM for every 30 samples (varying from one per ~25 samples in 2016 to one per ~35 samples in 2019). CRM performance is monitored on a batch by batch basis by geologists at each mine and by the Exploration Management Department in Silvercorp’s Beijing office. Quality of assay data is visually reviewed on quality control charts. Assay results of a CRM within ±2 standard deviations (SD) of the recommended value is considered acceptable, and assay data outside the ±3SD control lines are deemed failed assays. When two or more consecutive assays of CRMs occur outside the control lines in a sample batch, Silvercorp will notify the laboratory immediately to check their internal QA/QC procedures and re-assay samples of the batch with failed CRM assays. Only approved assay results are used for Mineral Resource estimation.

11.4.2.2	Discussion on CRMs

CRMs contain standard, predetermined concentrations of material (silver, lead, zinc, gold, etc.) which are inserted into the sample stream to check the analytical accuracy of the laboratory. Industry best practice typically advocates an insertion rate of at least 5% of the total samples assayed. CRMs should be monitored on a batch by batch basis and remedial action taken immediately if required. For each economic mineral, the QP recommends the use of at least three CRMs with values:

  At the approximate cut-off grade (COG) of the deposit.

  At the approximate expected grade of the deposit.

  At a higher grade.

Between July 2016 and 2019 a total 625 CRMs were submitted as part of the drilling program, representing an average overall insertion rate of 3.1%. For the channel sampling program, 1,731 CRMs were submitted during this timeframe, representing an average overall insertion rate of 2.6%.

COGs for the seven mines of the Ying Property are expressed in Ag equivalency. Based on these formulae, approximate COGs range from ~35 g/t to 120 g/t for Ag, ~0.3% to 2.5% Pb, ~0.1% to 0.7% Zn (SGX, HPG, LME, DCG) and ~0.1 and 0.6 g/t Au (HPG and DCG). The approximate expected grades of the seven Ying Property mines range from ~60 g/t to 305 g/t for Ag, 1% to 4% for Pb, 0.2% to 3% for Zn, and 0.1 g/t to 1.3 g/t for Au. The fourteen CRMs used by Silvercorp adequately cover these grade ranges, and also cover higher grade ranges for all economic minerals, and are considered appropriate. However, it is noted that the higher-grade range of silver values (>250 g/t), reflecting the average silver grades at SGX, LMW, LME, and HZG, was not adequately monitored during the 2019 drilling program. While there is presently no CRM monitoring this grade range, the QP has confidence in the analytical results based on data collected during the preceding years (Table 11.4).

Industry best practice is to re-assay batches where two consecutive CRMs in a batch occur outside two standard deviations (warning), or one CRM occurs outside of three standard deviations (fail) of the expected value described on the assay certificate.

Control charts are commonly used to monitor the analytical performance of an individual CRM over time. CRM assay results are plotted in order of analysis. Control lines are also plotted on the chart for the expected value of the CRM, two standard deviations above and below the expected value, and three standard deviations above and below the expected value. These charts show analytical drift, bias, trends, and irregularities occurring at the laboratory over time. Table 11.5, Table 11.6, and Table 11.7 present details on CRM performance for silver, lead and zinc from July 2016 to end

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2019. Figure 11.1 to Figure 11.6 present selected CRM control charts for silver, lead, and zinc for drilling and channel sampling programs over the same period.

Table 11.5 Ying Ag CRM results (July 2016 - 2019)

CRM ID	Expected value (Ag)	SD	Number of assays	Low warning (-2SD)	High warning (+2SD)	Low fail (-3SD)	High fail (+3SD)	Fail % (>3SD)
CDN-ME-14	42.3	2.1	47	0	1	0	1	2.1
CDN-ME-1204	58	3	11	0	0	0	0	0.0
CDN-ME-1206	274	7	32	0	0	0	0	0.0
CDN-ME-1302	418.9	8.15	699	3	14	1	2	0.4
CDN-ME-1304	34	1.6	3	0	0	0	0	0.0
CDN-ME-1305	231	6	253	8	2	0	0	0.0
CDN-ME-1306	104	3.5	203	7	1	2	0	1.0
CDN-ME-1604	309	7.5	235	10	2	2	0	0.9
CDN-ME-1606	116	2.5	445	1	42	0	15	3.4
CDN-ME-1607	150	2.5	147	9	4	4	1	3.4
CDN-ME-1801	108	3	141	1	4	0	2	1.4
CDN-ME-1804	137	3.5	124	3	4	0	1	0.8
CDN-ME-1810	154	4.5	12	0	0	0	0	0.0

Notes:

  SD=standard deviation.

  CDN-GS-1M is not included as it is only certified for Au.

  Table includes combined CRMs from drilling and channel sampling programs.

Source: Compiled by AMC 2020.

Table 11.6 Ying Pb CRM results (July 2016 - 2019)

CRM ID	Expected value (Pb)	SD	Number of assays	Low warning (-2SD)	High warning (+2SD)	Low fail (-3SD)	High fail (+3SD)	Fail % (>3SD)
CDN-ME-14	0.495	0.015	47	1	0	0	0	0
CDN-ME-1204	0.443	0.012	11	0	2	0	5	45
CDN-ME-1206	0.801	0.022	32	0	0	0	0	0
CDN-ME-1302	4.68	0.12	699	2	1	0	3	0
CDN-ME-1304	0.258	0.007	3	0	0	0	0	0
CDN-ME-1305	3.21	0.045	253	1	3	2	2	2
CDN-ME-1306	1.6	0.035	203	1	8	2	0	1
CDN-ME-1604	4.83	0.075	235	0	7	0	5	2
CDN-ME-1606	1.76	0.03	445	119	4	49	9	13
CDN-ME-1607	1.72	0.03	147	25	1	13	1	10
CDN-ME-1801	3.08	0.05	141	2	0	1	0	1
CDN-ME-1804	4.33	0.095	124	1	0	0	0	0
CDN-ME-1810	1.46	0.035	12	0	0	0	0	0

Notes:

  SD=standard deviation.

  CDN-GS-1M is not included as it is only certified for Au.

  Table includes combined CRMs from drilling and channel sampling programs.

Source: Compiled by AMC 2020.

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Table 11.7 Ying Zn CRM results (July 2016 - 2019)

CRM ID	Expected value (Zn)	SD	Number of assays	Low warning (-2SD)	High warning (+2SD)	Low fail (-3SD)	High fail (+3SD)	Fail % (>3SD)
CDN-ME-14	3.10	0.140	47	7	5	7	6	27.7
CDN-ME-1204	2.36	0.060	11	0	0	0	0	0.0
CDN-ME-1206	2.38	0.075	32	0	0	1	1	6.3
CDN-ME-1302	1.20	0.020	699	37	4	25	7	4.6
CDN-ME-1304	0.22	0.006	3	0	0	0	0	0.0
CDN-ME-1305	1.61	0.025	253	16	0	14	0	5.5
CDN-ME-1306	3.17	0.075	203	7	0	4	0	2.0
CDN-ME-1604	0.72	0.015	235	9	4	3	2	2.1
CDN-ME-1606	0.60	0.010	445	71	2	34	7	9.2
CDN-ME-1607	0.56	0.010	147	4	1	4	0	2.7
CDN-ME-1801	7.43	0.150	141	34	1	13	0	9.2
CDN-ME-1804	9.94	0.220	124	21	1	6	0	4.8
CDN-ME-1810	0.96	0.020	12	0	0	0	0	0.0

Notes:

  SD=standard deviation.

  CDN-GS-1M is not included as it is only certified for Au.

  Table includes combined CRMs from drilling and channel sampling programs.

Source: Compiled by AMC 2020.

Figure 11.1 Control chart for CDN-ME-1302 (Ag), drillhole samples

Note: Data shown is from July 2016 to 2019.

Source: Compiled by AMC 2020.

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Figure 11.2 Control chart for CDN-ME-1302 (Pb), drillhole samples

Note: Data shown is from July 2016 to 2019.
Source: Compiled by AMC 2020.

Figure 11.3 Control chart for CDN-ME-1302 (Zn), drillhole samples

Note: Data shown is from July 2016 to 2019.
Source: Compiled by AMC 2020.

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Figure 11.4 Control chart for CDN-ME-1305 (Ag), channel samples

Note: Data shown is from July 2016 to 2019.
Source: Compiled by AMC 2020.

Figure 11.5 Control chart for CDN-ME-1305 (Pb), channel samples

Note: Data shown is from July 2016 to 2019.
Source: Compiled by AMC 2020.

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Figure 11.6 Control chart for CDN-ME-1305 (Zn), channel samples

Note: Data shown is from July 2016 to 2019.
Source: Compiled by AMC 2020.

It is noted that CRMs used at Ying generally show overall acceptable analytical accuracy. However, the following is noted for drilling samples (analyzed at Chengde, Zhengzhou Nonferrous and Inner Mongolia Laboratories) and channel samples (analyzed at the Ying site laboratory):

  For silver:

  - The majority of CRMs analyzed as part of the drilling program show negatively biased data that also records some analytical drift (i.e., a change in the moving average of the analytical results for that CRM over time (e.g., CDN-ME-1305, CDN-ME-1306)).

  - Some silver CRMs that were analyzed as part of the channel sampling program also show negatively biased data (e.g., CDN-ME-1306), with others showing positively biased data (e.g., CDN-ME-1302 and CDN-ME-1604). Analytical drift is not recognized in the majority of silver CRMs from the channel sampling program.

  For lead:

  - The majority of CRMs analyzed as part of the drilling program show negatively biased data and / or record some analytical drift (e.g., CDN-ME-1302, CDN-ME-1801). Several CRMs show an abrupt change in the moving average of lead values (e.g., CDN-ME-1306).

  - Some lead CRMs analyzed as part of the channel sampling program also show a negative bias (e.g., CDN-ME-1607, CDN-ME-1801), with others yielding positively biased data (e.g., CDN-ME-1604, CDN-ME-1804). Analytical drift is not recognized in the majority of lead CRMs from the channel sampling program.

  For zinc:

  - Several of the CRMs analyzed as part of the drilling program yield negatively biased data (e.g., CDN-ME-1302, CDN-ME-1305) and / or record some analytical drift (e.g., CDN-ME-1604). CRM CDN-ME-1306 shows an abrupt change in the moving average of zinc values.

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  - Similar negative biases are also recorded by CRMs analyzed during the channel sampling program. CRM CDN-ME-1804 shows an abrupt change in the moving average of zinc values.

  Several CRMs performed within the expected range for silver and lead but returned poor results with respect to zinc.

  - CRMs CDN-ME-1302, CDN-ME-1305, and CDN-ME-1801 show poor analytical precision for zinc for both the drilling and channel sampling programs yielding a significant number of analytical results falling outside two standard deviations, and 4.2% (CDN-ME-1302), 5.5% (CDN-ME-1305), and 9.2% (CDN-ME-1801) of samples occurring outside of three standard deviations. The majority of warnings and fails for all three CRMs are negatively biased.

  CDN-ME-1606 shows poor analytical precision overall.

  - For silver: CRMs from both the drill and channel sampling program show poor analytical precision yielding a significant number of analytical results falling outside two standard deviations (warning limits), and 3.4% of samples occurring outside of three standard deviations (failure limits). All warnings and fails are positively biased.

  - For lead and zinc: CRMs from the drill program performed acceptably but results from the channel sampling program show poor analytical precision with a significant number of analytical results falling outside two standard deviations (warning limits), and 13% (lead) and 9.2% (zinc) of samples occurring outside of three standard deviations (failure limits). Virtually all warnings and fails are negatively biased for lead and zinc.

  CDN-ME-1607 performed poorly with respect to silver and lead.

  - CRMs from the drill program performed acceptably but results from the channel sampling program show poor analytical precision yielding a significant number of analytical results falling outside two standard deviations (warning limits), and 3.4% (silver) and 10% (lead) of samples occurring outside of three standard deviations (failure limits). The majority of warnings and fails from the channel sampling program for both silver and lead are negatively biased.

  The excessive number of warnings and failures occurring in CDN-ME-1606 and CDN-ME-1607 is concerning and should be further investigated prior to continued use. It is noted that all CRMs are certified using a four-acid digest but that the methods in use at all laboratories for the Ying Property utilize a two-acid digest. The difference in sample digestion may explain the poor performance of several standards in addition to the biases seen in silver, lead and zinc data.

  Several CRMs have a low rate of failure when measured against the reported standard deviation of the certificate (for silver: CDN-ME-1302, CDN-ME-1305, CDN-ME-1306, CDN-ME- 1604, for lead: CDN-ME-1302, CDN-ME-1804). The performance of these CRMs suggests that these reported standard deviations are too large, and thus do not accurately track the performance of the analytical lab.

  Inconsistent sample preparation methods are used between all labs. This may explain some of the differences recognized in the CRM results between the drillhole and channel sample programs. Differing analytical sample sizes, detection limits, and overlimit techniques would also explain some these discrepancies.

  In addition, analytical drift and abrupt changes in the CRM moving average could reflect changes in digestion parameters, or machine calibration issues at individual labs.

  In the review of laboratory certificates, it was noted that CRMs are occasionally submitted with their CRM identifier, enabling the analytical laboratory to potentially ascertain the expected assay values.

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  Despite the biases and drift noted in the silver and lead CRMs, results overall show acceptable analytical precision for these elements, exhibiting low failure rates and with the majority of results falling within the control limits (three standard deviations). The mean and standard deviation of analytical results approximate the certified performance criteria and provide confidence in analytical results at the average and COGs for the Ying Property.

  Despite the sub-optimal performance of several zinc CRMs, the performance overall is acceptable. The QP does not consider the poor zinc results from selected CRMs to be of material concern, since zinc is not a major contributor to revenue at Ying.

11.4.2.3	Recommendations for CRMs

  Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation methods between all labs.

  Ensure that all laboratories are running internal CRMs in order to internally monitor analytical drift, biases and abrupt changes in CRM moving averages.

  Attempt to standardize the lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

  Ensure that all CRMs are inserted as “blind” submissions so that the analytical laboratory cannot predict the expected values.

  If individual CRMs perform entirely within the warning and failure limits outlined on the certificate, consider using accrued data to calculate the performance standard deviation of the CRM.

  Ensure that the insertion rate of one CRM every 20 samples (5%) is achieved.

  Investigate the availability of CRMs certified by two-acid versus four-acid digestion, including the production of custom CRMs specific to the Ying Property.

  Add a high-grade standard that monitors the >250 g/t grade range at the mines.

  Continue monitoring CRMs in real time on a batch by batch basis, and continue to take immediate remedial action when necessary. CRM performance should also be tracked on a long-term basis so analytical drift and changes in the moving average of data can be recognized and addressed.

  Investigate performance issues with CRMs CDN-ME-1606 and CDN-ME-1607 if these are to be used in future programs. The use of these CRMs should be discontinued until their performance issues are corrected.

11.4.3	Blank samples

11.4.3.1	Description

Coarse blank material is derived from a unmineralized marble local to the Ying Property. To the QP’s knowledge, the source has not been subjected to detailed analytical testing or certification.

Between July 2016 to December 2019, 625 coarse blanks were inserted into the drill core sample stream. Two-hundred and fifty-three (253) coarse blanks were inserted into the channel sample stream in 2016. In 2017 and 2018, 51 certified blank (CDN-BL-10), standardized for gold, were inserted into the channel sampling program. Blanks were not regularly run as part of the channel sampling program for 2019. Insertion rates for the drilling and channel sampling programs are 3.1% and 0.5% respectively.

Silvercorp considers blank samples with assay results greater than 30 g/t Ag, 0.3% Pb, or 0.3% Zn to have failed. Statistics on blank samples submitted by Silvercorp between July 2016 and December 2019 and the results of Silvercorp pass / fail parameters are presented in Table 11.8.

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Table 11.8 Silvercorp coarse blank statistics

Sample type	Total samples	# Ag fail (>30 g/t)	# Pb fail (>3%)	#Zn fail (>3%)
Channel samples	253	2	3	2
Drilling samples	625	10	6	0

Source: Compiled by AMC.

11.4.3.2	Discussion on blanks

Coarse blank material is inserted into the sample stream to monitor possible contamination problems in sample preparation and assaying. Blanks should be inserted in each batch sent to the laboratory. In the QP’s opinion the pass requirements should be that 80% of coarse blank results are less than three times the detection limit for each metal of interest. The QP considers Silvercorp’s fail criteria of 30 g/t Ag, 0.3% Pb, and 0.3% Zn to be too high, although it acknowledges that it is probably not a matter of material concern to Mineral Resource estimates.

Table 11.9 show the assay results from blank material for drilling and channel sampling between July 2016 to December 2019, and the results of the pass / fail parameters discussed above. The differing detection limits for each laboratory are taken into account when calculating the fail limit.

Table 11.9 Silvercorp blank statistics using pass / fail parameters

Sample type	Total samples	# Ag fail (>3x LDL)	# Pb fail (>3x LDL)	# Zn fail (>3x LDL)	% Ag blanks passed	% Pb blanks passed	% Zn blanks passed
Channel samples	253	6	76	29	98	70	89
Drilling samples	625	38	129	57	94	79	91

Note: See Table 11.1 for detection limits.
Source: Compiled by AMC from data provided by Silvercorp.

Figure 11.7 and Figure 11.8 show the blank performance based on Ag and Pb assays respectively for the period July 2016 to end 2019.

Figure 11.7 Blank performance for Ag (channel samples)

Note: All analyses completed at Ying site laboratory.
See Table 11.1 for detection limits. Data is from July 2016 to Dec 2019.
Source: Compiled by AMC from data provided by Silvercorp.

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Figure 11.8 Blank performance for Pb (drill core samples)

Note: Analyses completed at Chengde, Inner Mongolia, and Zhenzhou Nonferrous Laboratories. Samples are ordered by lab, and then by shipment date. See Table 11.1 for detection limits. Data is from July 2016 to December 2019.
Source: Compiled by AMC from data provided by Silvercorp.

The QP notes the increased number of blank failures, especially for lead samples run as part of the channel sampling program, when the stricter criteria of less than three times the detection limit is applied. Lead blanks do not achieve the recommended pass / fail threshold, with only 70% and 79% of blanks yielding values below three times the detection limit for channel and drill core samples respectively. However, silver and zinc blank values comfortably exceed this threshold, indicating that the elevated lead values likely reflect anomalous lead within the blank material, and not contamination during sample preparation and analysis. Regardless, all failures should continue to be monitored and corrective action taken when necessary.

11.4.3.3	Recommendations on blanks

Despite the increased number of blank fails identified with stricter pass / fail criteria, overall, the QP considers that the assay results for the blank materials are acceptable, with corrective action taken and batches re-assayed when appropriate.

The QP makes the following recommendations:

  Assay the source of the blank material to ensure its suitability as a blank.

  Reduce Silvercorp’s pass / fail criteria to conform with common industry practice.

  Increase blank insertion rates to at least 5% of samples submitted.

  Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

  Monitor blank data on a real time basis and continue to have batches re-analyzed if significant contamination is indicated.

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11.4.4	Duplicate samples

11.4.4.1	Description

Silvercorp has submitted field duplicates regularly as part of its drill sampling program QA/QC program. Field duplicates of core samples are prepared by cutting a quarter of a core sample with visible mineralization. Between July 2016 and December 2019, Silvercorp submitted 623 field duplicates.

11.4.4.2	Discussion on duplicates

Field duplicates monitor sampling variance, sample preparation and analytical variance, and geological variance.

The QP recommends that duplicate samples be selected over the entire range of grades seen at the Project to ensure that the geological heterogeneity is understood. However, the majority of duplicate samples should be selected from zones of mineralization. Unmineralized or very low-grade samples should not form a significant portion of duplicate sample programs as analytical results approaching the stated limit of lower detection are commonly inaccurate, and do not provide a meaningful assessment of variance.

Duplicate data can be assessed using a variety of approaches. The QP typically assesses duplicate data using scatter plots and relative paired difference (RPD) plots. These plots measure the absolute difference between a sample and its duplicate. For field duplicates it is desirable to achieve 80 to 85% of the pairs having less than 20% RPD between the original assay and check assay (Stoker 2006). In these analyses, pairs with a mean of less than 15 times the lower limit of analytical detection (LLD) are excluded. Removing these low values ensures that there is no undue influence on the RPD plots due to the higher variance of grades expected near the lower detection limit, where precision becomes poorer (Long et al. 1997).

Although each duplicate pair was analyzed at the same laboratory the different detection limits used by the various labs was taken into account when calculating RPD for the entire Ying field duplicate dataset. For lead and zinc, the majority (83% and 62% respectively) of duplicate pairs have means greater than 15 times the lower detection limits of 0.005% lead and 0.005% zinc, and the removal of the sample pairs close to this lowest detection limit had little effect on the RPD plots. Conversely, for silver, only 38% of duplicate pairs have means above 15 times the 2 g/t detection limit, and only 27% have means above 15 times the 5 g/t detection limit. Thus, the majority of silver duplicate pairs are excluded from calculations in both cases.

For lead and zinc, only ~40% and 39% of duplicate pairs respectively have values that are less than 20% RPD. These are similar to 36.4% (using a 2 g/t LDL) or 40% (using a 5 g/t LDL) for silver duplicate pairs with an RPD of less than 20%. RPD and scatter plots for silver, lead, and zinc for field duplicates are presented in Figure 11.9, Figure 11.10, and Figure 11.11.

Duplicate pairs show a bias of ~5% for silver towards the original sample, but weak negative biases of ~2 - 3% towards the duplicate for both lead and zinc.

The proportion of duplicate samples with assay values within the 20% RPD is less than desirable for silver, lead, and zinc, but is consistent between elements. This is most likely due to the heterogeneous nature of mineralization.

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Figure 11.9 Ying field duplicate RPD and scatter plot for silver

Note: Lower detection limit of 2 g/t Ag (239 pairs).
Source: Compiled by AMC from data provided by Silvercorp.

Figure 11.10 Ying field duplicate RPD and scatter plot for lead

Note: Lower detection limit of 0.005% Pb (515 pairs).
Source: Compiled by AMC from data provided by Silvercorp.

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Figure 11.11 Ying field duplicate RPD and scatter plot for zinc

Note: Lower detection limit of 0.005% Zn (387 pairs).
Source: Compiled by AMC from data provided by Silvercorp.

11.4.4.3	Recommendations on duplicates

The results of the field duplicate sample submission program do not raise any issues of material concern, with sub-optimal performance probably due to the heterogeneous nature of the mineralization. The QP makes the following recommendations:

  Silvercorp should consider the introduction of crushed duplicate and pulp duplicates as part of its QA/QC program to improve its monitoring of sample preparation and assaying performance.

  Silvercorp should conduct sieve analyses at various stages of sample preparation at the laboratories to ensure optimal parameters are achieved and minimal sampling errors are introduced.

  More field duplicate pairs should be selected with higher silver grades.

  Duplicate samples should also be submitted as part of the channel sampling program.

The QP also recommends the regular submission of samples to a third-party laboratory (umpire or check lab duplicate samples) for independent analyses, to assess the accuracy of the primary laboratories. Umpire duplicates measure analytical variance and pulp sub-sampling variance, and the QP recommends that such samples comprise 5% of all assays. However, for an umpire check program to be successful, the sample preparation and analytical methods between all labs currently in use need to be standardized.

11.5	Conclusions

Silvercorp has implemented industry standard practices for sample preparation, security and analysis. This has included common industry QA/QC procedures to monitor the quality of the assay database, including inserting CRM samples, blank samples and field sample duplicates into sample batches on a predetermined frequency basis.

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The review of Silvercorp’s QA/QC procedures has highlighted several issues that require further investigation and improvement.

The QP does not consider these issues to have a material impact on the global Mineral Resources and Mineral Reserve estimates but cannot guarantee there are no material impacts on a local scale. Overall, it considers the assay database to be acceptable for Mineral Resource estimation.

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12	Data verification

12.1	Site visit

Between 13 - 16 July 2016, AMC full-time employees and QPs Dr A.A. Ross, and H.A. Smith visited the Ying Property to undertake the following data verification steps:

  Discussions with site staff regarding:

  - Sample collection
  - Sample preparation
  - Sample storage
  - QA/QC
  - Data validation procedures
  - Underground mapping procedures
  - Survey procedures
  - Geological interpretation
  - Exploration strategy

  A review of underground tunnel roof mapping.

  Inspection of the Ying laboratory.

  Inspection of the core sheds and some recent drill core intersections from the property.

  Inspection of underground workings at the SGX, HPG, HZG, LM, and TLP mines including active resue and shrinkage stopes.

  Inspection of the mineral processing and tailings facilities.

12.2	Assay data verification

The QP for the 2016 Technical Report supervised a random cross-check of 10 - 15% of the mineralized assay results in the database with original assay results for data collected to 30 June 2016. Details are outlined in the 2016 Technical Report. No issues were noted. The current QP has reviewed this work and accepts the results.

Under supervision of Dr A.A. Ross, Simeon Robinson, P.Geo. of AMC completed additional data verification for assay results collected between 1 July 2016 and 31 December 2019. This verification comprised randomly selecting data from approximately 5% of the drilling and 5% of the channel samples from each year and each mine and comparing Ag, Zn, Pb, and Au assay results in the Mineral Resource database with analytical results on the original assay certificate.

The results of drilling and channel assay verification is presented in Table 12.1 and Table 12.2.

Table 12.1 Assay verification results (drilling July 2016 - December 2019)

Year	Total samples	# samples selected for verification	Assays confirmed [1]	Errors noted [2]	Certificate error [3]	% samples verified
2016	2,994	298	297	1	0	10.0
2017	7,407	559	559	0	0	7.5
2018	5,665	262	262	0	0	4.6
2019	5,678	453	452	1	0	8.0
Total	21,624	1,571	1,571	2	0	7.3

Notes:
1 Assay results match certificate ignoring minor rounding and truncation discrepancies.
2 Assay value does not match certificate by more than 1 g/t Ag, 0.01% Pb, 0.01% Zn, or 0.01 g/t Au.
3 Certificate reference number in the database incorrect.

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Table 12.2 Assay verification results (channel samples July 2016 - December 2019)

Year	Total samples	# samples selected for verification	Assays confirmed [1]	Errors noted [2]	Certificate error [3]	% samples verified
2016	9,190	512	465	33	14	5.6
2017	18,803	977	963	7	7	5.2
2018	18,106	1,036	951	72	13	5.7
2019	23,829	1,307	1,273	22	12	5.5
Total	69,928	3,832	3,652	134	46	5.5

Notes:
1 Assay results match certificate ignoring minor rounding and truncation discrepancies.
2 Assay value does not match certificate.
3 Certificate reference number in the database incorrect.

The QP makes the following observations based on the data verification undertaken:

  Site geologists are appropriately trained and are conscious of the specific sampling requirements of narrow-vein, high-grade deposits.

  Cross-checking of original assay results with the drilling database noted two errors out of 1,571 samples verified representing an error rate of 0.1%.

  Cross-checking of original assay results with the channel sample database noted 134 errors out of 3,832 samples verified representing an error rate of 3.5%.

  Ag (recorded as grams per tonne) have been inconsistently rounded or truncated to the nearest integer value in the Ying drilling and channel databases.

  Pb and Zn (recorded as percent) have been inconsistently rounded or truncated to two decimal places in the Ying drilling and channel databases.

  Au (recorded as grams per tonne) is commonly recorded as 0 g/t when no Au assays are available.

  Assay results below the lower LLD are not treated consistently within the assay database. In some cases, LLD results are recorded as the LLD and in other cases they are recorded as half of the LLD or set to another background value.

12.3	Recommendations

The QP recommends that Silvercorp implement the following:

  Undertake further random assay checks of the channel sample database and make corrections as appropriate.

  Modify the central database so that assay data is recorded without rounding to accurately reflect the original assay certificates.

  Establish a protocol for the consistent treatment of samples with analytical results below the LLD.

  Establish a protocol to ensure only samples with assays are recorded in the sample database.

12.4	Conclusions

The QP does not consider the issues noted to have a material impact on Mineral Resource estimates.

The QP considers the assay database to be acceptable for Mineral Resource estimation.

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13	Mineral processing and metallurgical testing

13.1	Introduction

The lab scale mineral processing and metallurgical tests for the Ying Property deposits were done by three laboratories in China:

  Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.

  Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.

  Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.

The objectives of the lab mineral processing testwork were:

  To maximize silver recovery to the lead concentrate.

  To develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, and silver recovery.

  To determine the product quality characteristics relative to the relevant national standards.

The metallurgical testing consisted of mineralogical assessment, flotation tests, and specific gravity measurements of the mineralized veins.

SGX is the main deposit and the HNMRI work is the most comprehensive; therefore, the lab test results from HNMRI’s study (2005) on SGX mineralization were used for both mill Plant 1 (2005) and Plant 2 (2008) design.

The QP is not aware of any subsequent external Design Institute metallurgical testwork having been carried out, although continual on-site “plant-tuning” occurs.

13.2	Mineralogy

Silvercorp has three principal mining operations on the Ying Property:

  SGX, consisting of the SGX and HZG mines in the western part of the block.

  HPG, consisting of the HPG mine, also in the western part of the block.

  TLP / LM, consisting of the TLP, LME, and LMW mines in the eastern part of the block.

The DCG project on the Property is in the development stage.

The mineralization in the SGX-HZG deposits and other deposits in the Ying district occurs as relatively narrow tabular veins that pinch-and-swell along fault-fissure structures.

The mineralogy generally consists of galena and sphalerite plus a variety of silver minerals from native silver to silver sulphides and sulphosalts, some rare, and in the case of TLP / LM mine some silver halides in the upper zones.

The mineralogy specific to each deposit is described in the following sub-sections.

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13.2.1	SGX mineralization

In 2005, HNMRI performed petrographic analysis on samples collected for metallurgical test work from veins S14, S16E, and S16W in adit CM102. HNMRI’s study identified the following main mineral occurrences:

  Polymetallic sulphide minerals: galena, sphalerite with trace amounts of chalcopyrite, pyrrhotite, hematite, magnetite, and arsenopyrite.

  Silver minerals: native-silver, B-argentite, and the antimonial sulphosalts: pyrargyrite and stephanite.

Table 13.1 summarizes the mineralogical compositions of blended cores, as feed for flotation tests.

Table 13.1 Mineral composition of the SGX mineralization

Sulphides minerals	%	Gangue minerals	%
Pyrite, pyrrhotite	2.54	Quartz	40
Galena	6.8	Chlorite and sericite	22.5
Sphalerite	7.8	Kaolin and clay minerals	15
Arsenopyrite	0.06	Hornblende and feldspars	4
Chalcopyrite etc.	0.2	Iron oxides, others	1.1

The mineralogical study results showed that:

  Galena is fine to coarse-grained (0.05 to 0.5 mm) and commonly occurs as a replacement of pyrite. The galena is distributed along the fractures of quartz or other gangue minerals and commonly interlocked with sphalerite and pyrite.

  Sphalerite is commonly coarse-grained and ranges from 0.2 to 2.0 mm in size. It is formed by replacing pyrite and enclosed in a skeleton of remaining pyrite.

Table 13.2 summarizes the distribution of silver minerals. Silver appears in two forms:

  As silver minerals, including native silver, electrum, tetrahedrite, polybasite, pyrargyrite, and argentite.

  As electro-replacement in galena, pyrite, and other sulphides. Native sulphides usually range from 0.01 to 0.07 mm in size.

  Only 4.6% of the silver is associated with gangue minerals.

Table 13.2 Phase distribution of silver (SGX mineralization)

Occurrence	g/t	%	Comments
Native Silver	89.45	23.32	Free silver
Silver Sulphides	136.32	35.54	In tetrahedrite, polybasite, pyrargyrite, and argentite
Silver in Sulphides	140.04	36.51	In galena, sphalerite, pyrite, and chalcopyrite
Enclosed in gangue minerals	17.76	4.63	In quartz etc.
Total		100

An example of the distribution of silver minerals and silver bearing minerals is shown in Figure 13.1.

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Figure 13.1 Distribution of silver minerals and silver-bearing minerals

Source: Silvercorp.

13.2.2	TLP mineralization

The TLP mineralogical assessment was carried out by the No. 6 Brigade, a China-based Exploration Company, and the main mineral occurrences were noted as:

  Metallic sulphide minerals: galena, sphalerite, pyrite, and chalcopyrite.

  Silver minerals: native silver, argentite-acanthite, freibergite, polybasite, cerargyrite- bromochlorargyrite, and canfieldite (a rare silver tin sulphide).

  Gangue minerals: quartz, sericite, chlorite, hornblende, feldspars, and others.

The composition of the minerals in the blended sample is listed in Table 13.3.

Figure 13.3 Mineral composition of the TLP-LM mineralization

Sulphides & iron minerals	%	Gangue minerals	%
Galena	2.1	Carbonate	42.5
Cerusite	0.5	Quartz	30
Anglesite	0.2	Biotite	4.5
Sphalerite	0.2	Chlorite	4.5
Chalcopyrite	0.1	Sericite	2.5
Covellite	0.1	Hornblende	2
Pyrite	0.1	Isiganeite	1.5
Hematite Limonite	6.0	Feldspars	1.4
		Clay	2.1

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A detailed phase distribution of silver is listed in Table 13.4. Although only 12.7% of the silver is associated with oxides and gangue minerals, 30. 9% is as halides; thus only 56.4% is as free silver or associated with sulphide minerals - much lower than was found for SGX.

It was noted that this could result in lower recoveries for TLP mineralization, although the occurrence of halides is related to surface oxidation and would be expected to decrease at depth.

Table 13.4 Phase distribution of silver (TLP-LM mineralization)

Occurrence	g/t	%	Comments
Native Silver	18.7	13.61	Free silver
Silver Sulphides	42.9	31.22	In freibergite, argentite-acanthite, polybasite
Silver in Sulphides	15.9	11.57	In galena
Absorbed by Fe and Mn Oxides	15.5	11.28	N/A
Silver in Halides	42.4	30.86	In bromochlorargyrite
Enclosed in gangue minerals	2	1.46	N/A
Total		100.00

13.2.3	HPG mineralization

Mineralogical analysis of HPG mineralization showed that:

  Common sulphide minerals are galena, sphalerite, and tetrahedrite, with lesser amounts of chalcopyrite, pyrargyrite, and other sulfosalts.

  Small amounts of acanthite and native silver may occur, but most silver in the veins is present as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known as freibergite).

  Copper and gold may increase at depth.

  Common gangue minerals are quartz, pyrite, and carbonate, usually siderite or ankerite with distal calcite.

13.3	Metallurgical samples

Samples sent for metallurgical tests were as follows.

13.3.1	SGX mineralization

Blends of the core samples from veins S14, S16E, and S16W in adit CM102 at the SGX mine were used. Compositions of these core samples are listed in Table 13.5.

Table 13.5 Core samples used for ore blending test

Sample	Ag (g/t)	Pb (%)	Zn (%)
No. 1	436.45	0.72	0.87
No. 3	659.75	2.66	13.34
No. 5	314.65	9.67	4.20

To better understand the metallurgical characteristics of the SGX mineralization, HNMRI blended these core samples based on the following ratios of No.1: No.3: No.5 of 2.5: 2: 5.55. It was assumed that this blend would be representative of the SGX mineralization and it would represent the expected mill grade. The head grade result of this blended sample is provided in Table 13.6.

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Table 13.6 Head grade of blended sample

Pb (%)	Zn (%)	Cu (%)	S (%)	As (%)	Total Fe (%)
5.88	5.21	0.063	4.02	0.001	2.83
Au (g/t)	Ag (g/t)	CaO (%)	MgO (%)	SiO (%)	Al2O3 (%)
5.88	386.5	0.063	4.02	0.001	2.83

13.3.2	TLP mineralization

CDRI did some metallurgical work for silver and lead materials on the TLP project in 1994. Two representative bulk samples (Table 13.7) consisting of 110 kg of high-grade mineralization, 111 kg of wall rocks and 304.5 kg of medium grade mineralization, totaling 525.5 kg, were collected from several crosscuts and undercut drifts for metallurgical testing. The samples consisted of mainly transition mineralization but also included a small amount of oxide and sulphide materials. Sample No.1 contained more carbonate rock than Sample No.2, which had higher silicate content.

Table 13.7 TLP mineralization samples for metallurgical tests

Samples	Ag grade (g/t)	Pb grade (%)
Sample 1	187.1	2.37
Sample 2	204.9	2.66

13.4 Metallurgical testwork

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests by HNMRI and other labs were conducted to address the recoveries of the different types of mineralization (Broili et al. 2006, Xu et al. 2006, Broili & Klohn 2007, Broili et al. 2008):

  TLP mineralization was tested by the CDRI in 1994.

  SGX mineralization was tested by HNMRI in May 2005.

  HZG mineralization was tested by TNMDI in 2006.

  HPG mineralization: No test was done.

Some initial size by size analysis work is summarized in Table 13.8, which shows the grade and distribution of Pb, Zn, and Ag vs size fractions for a ball mill stream of 70% -200 mesh. The results indicate that liberation of Pb, Zn, and Ag at the grinding target of 70% -200 mesh are sufficient for desired flotation recovery.

Table 13.8 Liberation of Pb, Zn, and Ag vs size fractions (70% -200 mesh)

Size (mm)	Yield (%)	Grade			Distribution (%)
		Pb (%)	Zn (%)	Ag(g/t)	Pb	Zn	Ag
+0.150	5.59	1.80	4.21	151	1.71	4.45	2.19
-0.150+0.100	12.22	3.99	5.94	278	8.31	13.72	8.78
-0.100+0.074	12.01	5.14	5.95	384	10.51	13.50	11.91
-0.074+0.037	22.43	5.76	6.60	387	22.01	27.98	22.45
-0.037+0.019	21.65	8.93	5.24	511	32.94	21.45	28.56
-0.019+0.010	14.29	7.05	4.03	441	17.16	10.89	16.28
-0.010	11.81	3.66	3.59	322	7.36	8.01	9.83
Total	100.00	5.87	5.29	387	100.00	100.00	100.00

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HNMRI’s evaluation did not find any difficulty with gangue minerals associated with the base and precious metal mineralization, but they did find a small fraction of encapsulation of the barren sulphide minerals (pyrite, etc.) with silver, lead, and zinc sulphide minerals. Due to the coarseness of these minerals, it was expected that adequate liberation during processing would occur to maintain high recoveries.

Thereafter, the main focus was on flotation testwork to maximize lead and, therefore, silver recovery. Both open circuit and closed-circuit flotation tests were conducted to derive the final metallurgical performance predictions in line with normal practice.

13.4.1	SGX mineralization

As summarized in previous SGX technical reports, the test work concluded that:

  A conventional Pb / Zn separation process by differential flotation (Figure 13.2, closed loop) would be developed.

  The optimum grinding target for the ore was 70% passing 200 mesh.

  The optimum reagent dosage at different addition locations (as shown in Figure 13.2), gives the best metal recovery (refer to Table 13.9) under recommended operating conditions.

Table 13.9 Mass balance for locked cycle test (SGX mineralization)

Product	Mass yield (%)	Grade			Recovery (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Head		5.88	5.21	386.5
Lead Con.	7.84	68.18	6.24	4,197	90.89	9.39	85.12
Zinc Con.	7.49	2.10	59.61	453.8	2.67	85.67	8.79
Tails	84.67	0.45	0.30	27.8	6.44	4.94	6.09
Total	100				100	100	100

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Figure 13.2 Locked cycle flotation flow sheet (SGX mineralization)

Source: Silvercorp.

13.4.2	TLP mineralization

Under closed conditions and using an 80% -200 mesh feed the CDRI’s lab performed conventional flotation tests and reported the following results (Table 13.10). The test work demonstrated that silver and lead can be easily extracted from the mineralized vein material using a conventional flotation process. It was notes that silver recovery did not in fact appear to be impacted by the presence of halides.

Table 13.10 Mass balance for locked cycle test (TLP mineralization)

Samples		Ag grade (g/t)	Pb grade (%)	Ag recovery (%)	Pb recovery (%)
Sample 1	Head	187.1	2.37
	Conc	5274	66.94	94.71	94.96
	Tails	10.25	0.124	5.29	5.04
	Total			100	100
Sample 2	Head	204.89	2.66
	Conc	5432	61.65	94.12	82.24
	Tails	12.5	0.49	5.88	17.76
	Total			100	100

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13.4.3	HPG mineralization

No mineral processing and metallurgical tests were conducted for the HPG deposit. Silvercorp submitted a development plan to the relevant authority applying for a mining license using the metallurgical testing results from the TLP silver-lead deposit.

13.4.4	HZG mineralization

TNMDI tested the HZG mineralization, which contains low levels of copper and zinc. The mass balance is summarized in Table 13.11.

Table 13.11 Mass balance for locked cycle test (HZG mineralization)

Product	Mass yield (%)	Grade				Recovery (%)
		Ag (g/t)	Pb (%)	Cu (%)	Au (%)	Ag	Pb	Cu	Au
Copper Conc	1.53	22026	16.4	19.44	0.29	85.82	9.67	89.98	3.12
Lead Conc	4.39	895.2	50.23	0.433	0.14	10.01	85.03	5.75	4.32
Tailings	94.08	17.4	0.146	0.015	0.14	4.14	5.3	4.27	92.56
Total	100	392.7	2.59	0.33	0.14	100	100	100	100

13.4.5	Grind size optimization

Table 13.12 shows the grade and distribution of Pb, Zn, and Ag vs size fractions for a ball mill stream under different grinding targets. The results indicated that:

  The minimum grinding target of 65% -200 mesh gave sufficient liberation of Pb, Zn, and Ag.

  The grade recovery performance was relatively insensitive to grind size in the 65 - 75% -200 mesh range, although some small (1%) improvement in silver recovery could be expected at the fine end of this range.

Table 13.12 Grind size optimization test results

Product	Yield (%)	Grade			Recovery (%)			-200 mesh (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
Lead Conc	11.84	43.1	8.61	2,726.8	86.75	19.42	84.65	60
Lead Tails	88.16	0.88	4.80	66.41	13.25	80.58	15.35
Feed Ore	100.00	5.88	5.25	381.4	100.00	100.00	100.00
Lead Conc	11.72	44.19	7.89	2,876.4	88.68	17.65	86.55	65
Lead Tails	88.28	0.75	4.89	59.34	11.32	82.35	13.45
Feed Ore	100.00	5.84	5.24	389.5	100.00	100.00	100.00
Lead Conc	11.3	45.99	7.01	2,965.2	88.69	15.21	87.19	70
Lead Tails	88.7	0.75	4.98	55.5	11.31	84.79	12.81
Feed Ore	100.00	5.86	5.21	384.3	100.00	100.00	100.00
Lead Conc	11.15	46.55	7.15	2,986.0	88.1	15.21	87.5	75
Lead Tails	88.85	0.79	5.00	53.53	11.9	84.79	12.5
Feed Ore	100.00	5.89	5.24	380.5	100.00	100.00	100.00

13.5	Concentrate quality considerations

Table 13.13 shows the product quality expected from both plants.

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Table 13.13 Product quality (blends of plants 1 & 2)

Product	Content (% unless stated otherwise)
	Cu	Pb	Zn	As	Total Fe
Lead Conc	0.36	68.1	6.24	0.015	-
Zinc Conc	0.33	2.10	50.00	0.010	1.61
	Au (g/t)	Ag (g/t)	MgO	Al2O3	SiO2	F
Lead Conc	0.20	4196	0.13	1.13	-	-
Zinc Conc	0.10	454	-	-	2.87	0.10

Table 13.13 shows the product chemical composition, which indicates that:

  The PbS concentrate product is high grade (68 – 70% Pb). Copper (0.36%) and zinc (6.24%) levels in the lead concentrate are acceptable.

  Arsenic levels in the zinc concentrate (0.01% As) are well below the 0.4% As level for a clean Grade 3 concentrate.

  The product moisture (8%) will be low due to the coarse grind (65% -200 mesh) and, therefore, efficient filtration.

  Both lead and zinc concentrate quality are acceptable for the commercial market.

13.6	Summary of testwork outcomes

The mineralogy predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries.

This was confirmed by the metallurgical testwork, with expected performance indices being:

  >90% lead recovery to a high grade (>65% Pb) lead concentrate with >85% silver recoveries.

  85% zinc recovery to an acceptable (>50% Zn) zinc concentrate.

  Low Cu and acceptable Zn impurity levels in lead concentrates and very low As impurity levels in both concentrates.

No grindability testwork has been carried out but mill throughput has been within or exceeding expectations (see Section 17).

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14	Mineral Resource estimates

14.1	Introduction

The Mineral Resource estimates for the SGX, HPG, LMW, and LME deposits were carried out by independent QP Rod Webster, MAIG of AMC who takes responsibility for these estimates.

The Mineral Resource estimates for the TLP, HZG, and DCG deposits were carried out by independent QP Simeon Robinson, P.Geo. of AMC who takes responsibility for these estimates.

The December 2019 Mineral Resources were estimated using a block modelling approach and the dynamic anisotropy application2 within Datamine™ software. Except for DCG, all metal grades were estimated using ordinary kriging. At DCG metal grades were estimated using inverse distance squared (ID2).

The Mineral Resources include material (approximately 30% of the total Mineral Resources) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of

Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral resource estimation are satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its licenses to develop these Mineral Resources as and when required.

Table 14.1 shows the Mineral Resources and metal content by mine for the Property as of 31 December 2019. The Mineral Resources are reported above a COG based on in-situ values in silver equivalent (AgEq) terms in grams per tonne. COGs incorporate mining, processing and G&A costs provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves – see Section 15, Table 15.1. The AgEq formula and cut-off grade for each mine are shown in the footnotes of Table 14.1.

[2] Dynamic anisotropy re-orientates the search ellipsoid for each estimated block based on the local orientation of the mineralization.

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Table 14.1 Mineral Resources as of 31 December 2019

Mine	Resource category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Resource
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	3.29	-	313	6.19	3.12	-	33.08	203.6	102.5
	Indicated	3.48	-	257	5.04	2.53	-	28.77	175.5	88.1
	Measured + Indicated	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Inferred	4.33	-	237	4.84	1.99	-	33.00	209.8	86.1
HZG	Measured	0.49	-	342	1.09	0.25	-	5.43	5.4	1.2
	Indicated	0.60	-	274	0.70	0.15	-	5.29	4.2	0.9
	Measured + Indicated	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Inferred	0.97	-	250	0.78	0.18	-	7.77	7.5	1.7
HPG	Measured	0.88	1.17	93	3.74	1.43	33.3	2.64	33.1	12.6
	Indicated	1.50	1.35	67	3.02	1.30	64.9	3.22	45.2	19.5
	Measured + Indicated	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Inferred	3.20	2.05	84	2.65	1.04	211.2	8.65	84.9	33.2
LME	Measured	0.49	-	348	1.72	0.38	-	5.47	8.4	1.8
	Indicated	1.18	-	282	1.62	0.44	-	10.69	19.1	5.1
	Measured + Indicated	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Inferred	1.79	-	222	1.73	0.39	-	12.75	30.9	6.9
LMW	Measured	0.74	-	330	3.13	0.28	-	7.87	23.2	2.1
	Indicated	1.97	-	259	2.33	0.29	-	16.41	45.9	5.8
	Measured + Indicated	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Inferred	2.41	-	248	2.85	0.39	-	19.22	68.6	9.5
TLP	Measured	2.51	-	208	3.44	0.33	-	16.79	86.5	8.3
	Indicated	2.92	-	165	2.74	0.32	-	15.48	79.9	9.2
	Measured + Indicated	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Inferred	5.48	-	157	2.64	0.25	-	27.70	144.7	13.7
DCG	Measured	-	-	-	-	-		-	-	-
	Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Measured + Indicated	0.06	0.09	59	3.78	0.15	0.2	0.12	2.3	0.1
	Inferred	0.40	0.24	61	4.69	0.15	3.2	0.79	18.9	0.6
Total	Measured	8.41	0.12	264	4.28	1.53	33.3	71.29	360.2	128.6
	Indicated	11.71	0.17	212	3.18	1.10	65.1	79.98	372.1	128.7
	Measured + Indicated	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Inferred	18.58	0.36	184	3.04	0.82	214.4	109.87	565.3	151.8

Notes:

  Mineral Resources are reported according to the CIM Definition Standards (2014).

  Measured and Indicated Mineral Resources are inclusive of estimated Mineral Reserves.

  Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Exchange rate: RMB 6.90 : US$1.00.

  Mineral Resource reported 5 m below surface.

  Veins factored to a minimum extraction width of 0.3 m.

  Cut-off grades: SGX 145 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; LME 120 g/t AgEq; LMW 155 g/t AgEq; TLP 130 g/t AgEq; DCG 135 AgEq.

  AgEq formulas by mine:
  -   SGX: AgEq =35.63*Pb%+22.45*Zn%+Ag g/t
  -   HZG: AgEq =34.6*Pb%+Ag g/t
  -   HPG: AgEq =36.84*Pb%+23.61*Zn%+62.87*Au g/t + Ag g/t
  -   LME: AgEq =34.17*Pb%+11.92*Zn%+Ag g/t
  -   LMW: AgEq=35.06*Pb%+Ag g/t
  -   TLP: AgEq =34.19*Pb%+Ag g/t
  -   DCG: AgEq =36.84*Pb% + 23.61*Zn + 62.87*Au g/t + Ag g/t

  Exclusive of mine production to 31 December 2019.

  Rounding of some figures may lead to minor discrepancies in totals.

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14.2	Data used

14.2.1	Drillholes and underground channel samples

Drillholes and underground channel sample databases were provided to AMC in csv format by Silvercorp on the 16 March 2020. These data comprised collar coordinates, downhole surveys, and assays, and were imported and verified in Datamine software. Table 14.2 is a summary of the data used in the Mineral Resource estimation, as well as the number of veins per mine. A total of 311 veins were modelled and estimated.

Table 14.2 Summary of data used

Mine	No. of veins	No. of channel samples	No. of drillholes	Metres of channel samples	Metres of drillcore samples
SGX	75	66,165	1,691	34,858	27,354
HZG	22	14,181	372	5,956	6,756
HPG	36	14,549	673	9,454	7,263
LME	23	11,456	539	6,814	11,715
LMW	73	21,594	892	11,312	19,467
TLP	78	54,881	1,056	33,078	25,502
DCG	4	172	44	122	912
Total	311	182,998	5,267	101,594	98,969

14.3	Geological interpretation

The interpretation of the mineralized domains was provided by Silvercorp. Silver, lead, and zinc mineralization was interpreted on cross section and then linked to form 3D solid wireframes. The nominal thresholds for the mineralization wireframes were 140 g/t AgEq for SGX, HZG, and HPG mines, and 120 g/t AgEq for LMW, LME, DCG, and TLP mines. Drillhole intersections with zero grade were commonly included where veins were noted, to aid interpretation. The QP’s verified the 3D wireframes provided by Silvercorp. In the case of DCG, the wireframes were remodeled in LeapFrogTM by the QP. The 3D vein wireframes for each mine are shown in Figure 14.1 to Figure 14.7.

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Figure 14.1 3D view of the SGX mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

Figure 14.2 3D view of the HZG mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

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Figure 14.3 3D view of the HPG mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

Figure 14.4 3D view of the LME mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

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Figure 14.5 3D view of the LMW mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

Figure 14.6 3D view of the TLP mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

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Figure 14.7 3D view of the DCG mineralization wireframes

Note: Drillhole traces (black). Individual veins are given unique colours to aid visualization. Not to scale.
Source: AMC 2020.

14.4	Data preparation

14.4.1	Statistics and compositing

Drillhole and channel sample intervals were flagged and coded using 3D vein wireframes at each deposit. Each vein was treated as a separate estimation domain and reviewed and estimated independently.

A compositing interval was selected by reviewing sample length histograms and by comparing length-weighted raw grade statistics with composited grade statistics. An example of mineralized sample length histograms from the SGX mine is displayed in Figure 14.8. A composite length of 0.4 m was chosen for most mines as it does not distort the grade distribution for the mines when compared to the length-weighted raw grade statistics. The composite length for DCG was 0.3 m.

Note that the SGX and TLP mines host the majority (61%) of the Measured and Indicated Mineral Resource tonnes and as such veins from these mines are commonly cited as examples in this subsection and others.

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Figure 14.8 SGX mineralized sample length histogram

Source: AMC 2020.

14.4.2	Grade capping

Grade capping is the process of reducing the grade of an outlier sample to a value that is considered to be more representative of the surrounding grade distribution, thereby minimizing the overestimation of adjacent blocks in the vicinity of the outlier.

A capped grade value should not result in an excessively large number of values being capped; typically, this should be less than 5% of the total database. The impact of this capping varies depending on the grade distribution, value of the outliers, and the number of samples in the grade domain.

To determine the optimal grade capping strategy, the following steps were undertaken on the composited data for each grade cap exercise:

  The skewness of the grade distribution was evaluated by looking at the grade on a log probability plot and the coefficient of variation statistic. An example of a log probability plot of silver from a domain at the SGX mine is presented in Figure 14.9.

  The spatial location of the outlier values were visually evaluated in DatamineTM to determine whether they are clustered (suggesting the existence of a high grade zone within the domain), or randomly distributed (suggesting the presence of outliers that may need to be capped).

  An appropriate capped grade was interpreted based on the above criteria and in keeping with the surrounding grade distribution.

A summary of the capping grade for the outliers is presented in Table 14.3.

The raw, uncapped composite and final statistics are presented in Table 14.4 for the 16 most significant veins from the seven deposits. Capping was carried out on the composite data for each vein.

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Figure 14.9 Probability plot for silver grades in composited channel samples for vein S8 SGX mine

Source: AMC 2020.

Table 14.3 Grade capping summary

Mine	Element	No of veins top cut	Lowest top cut	Highest top cut
SGX	Ag (g/t)	9	300	8000
	Pb (%)	8	0.7	70
	Zn (%)	9	0.35	40
HZG	Ag (g/t)	19	350	8000
	Pb (%)	21	1	25
	Zn (%)	15	0.5	3.5
HPG	Au (g/t)	4	4	35
	Ag (g/t)	8	40	2000
	Pb (%)	9	1.5	40
	Zn (%)	4	2	20
LME	Ag (g/t)	4	3000	10000
	Pb (%)	2	10	20
	Zn (%)	5	2	6
LMW	Ag (g/t)	15	400	3000
	Pb (%)	12	2	30
	Zn (%)	17	0.15	4
TLP	Ag (g/t)	65	200	4000
	Pb (%)	43	1.5	45
	Zn (%)	43	1	8
DCG	Au (g/t)	2	0.8	1
	Ag (g/t)	2	100	200
	Pb (%)	3	3	12
	Zn (%)	3	0.4	1

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Table 14.4 Sample summary statistics

Mine	Vein	Statistic	Ag (g/t)			Pb (%)			Zn (%)
			Raw	Comp	Capped	Raw	Comp	Capped	Raw	Comp	Capped
SGX	S19	No. samples	2,343	6,025	6,025	2,343	6,025	6,025	2,325	6,025	6,025
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	8,944	8,944	8,944	73.94	73.94	73.94	34.03	34.03	34.03
		Mean	299	204	294	4.06	3.65	3.65	1.77	1.58	1.58
		Coeff. Var	2.38	2.46	2.46	2.05	2.08	2.08	1.89	1.93	1.93
	S8	No. samples	3,757	9,556	9,556	3,745	9,556	9,556	3,755	9,556	9,556
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	7,668	7,668	7,668	78.14	78.14	78.14	36.38	36.38	35
		Mean	136	116	116	3.41	2.86	2.86	1.54	1.26	1.26
		Coeff. Var	3.25	3.66	3.66	2.4	2.44	2.44	2.27	2.34	2.34
	S2	No. samples	1,556	3,826	3,826	1,556	3,826	3,816	1,556	3,826	3,826
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	10,878	10,878	10,878	79.37	79.37	79.37	44.99	44.99	44.99
		Mean	390	351	351	6.93	6.12	6.12	2.59	2.13	2.13
		Coeff. Var	2.05	2.07	2.07	1.78	1.75	1.75	1.73	1.73	1.73
	S7	No. samples	2,398	6,417	6,417	2,397	6,417	6,417	2,398	6,417	6,417
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	4,335	4,060	4,060	69.78	69.78	69.78	34.77	34.77	30
		Mean	210	161	161	4.47	3.36	3.36	1.81	1.39	1.39
		Coeff. Var	1.94	2.11	2.11	2.09	2.21	2.21	1.94	1.96	1.95
	S7_1	No. samples	3,184	6,569	6,569	3,184	6,569	6,569	3,184	6,569	6,569
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	3,676	3,676	3,676	74.26	74.26	70	56.54	56.54	40
		Mean	177	169	169	3.62	3.5	3.5	3.64	3.39	3.32
		Coeff. Var	2.23	2.22	2.22	2.51	2.48	2.48	1.82	1.8	1.78
HZG	HZ26	No. samples	290	383	383	290	383	383	290	383	383
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	4,563	4,563	2,400	9.77	9.77	4.50	1.48	1.39	1.00
		Mean	191	191	185	0.53	0.53	0.5	0.13	0.13	0.12
		Coeff. Var	2.21	2.15	1.96	2.03	1.87	1.61	1.49	1.43	1.31
HPG	H17	No. samples	2,651	5,821	5,821	2,651	5,821	5,821	2,651	5,821	5,821
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	14,212	3,729	2,000	67.13	67.13	67.13	40.43	40.43	25
		Mean	61	51	51	2.24	2.33	2.33	0.97	0.95	0.95
		Coeff. Var	5.79	2.4	2.19	2.32	2.21	2.21	2.91	2.61	2.55
	H15	No. samples	1,276	2,059	2,059	1,276	2,059	2,059	1,276	2,059	2,059
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	3,515	2,901	2,901	73.18	73.18	73.18	27.8	27.8	27.8
		Mean	74	66	66	3.12	2.91	2.91	0.76	0.71	0.71
		Coeff. Var	2.70	2.39	2.39	1.92	1.83	1.83	3.07	2.83	2.83

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Mine	Vein	Statistic	Ag (g/t)			Pb (%)			Zn (%)
			Raw	Comp	Capped	Raw	Comp	Capped	Raw	Comp	Capped
LME	LM5E	No. samples	686	2,295	2,295	686	2,295	2,295	686	2,295	2,295
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	3,720	3,720	37,209	32.45	32.45	32.45	8.71	8.71	6.00
		Mean	228	228	228	1.36	1.29	1.29	0.38	0.36	0.35
		Coeff. Var	2.02	1.88	1.88	2.22	2.21	2.21	1.91	1.9	1.83
	LM5	No. samples	1,883	4,136	4,136	1,883	4,136	4,136	1,883	4,136	4,136
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	14,613	14,613	10,000	37.17	33.77	20	9.03	7.73	6.00
		Mean	275	257	255	1.29	1.67	1.16	0.31	0.28	0.28
		Coeff. Var	2.67	2.55	2,47	1.85	1.71	1.67	1.84	1.71	1.69
LMW	LM7	No. samples	583	1,702	1,702	583	1,702	1,702	583	1,702	1,702
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	2,260	1,539	1,539	11.92	10.78	10.78	7.24	7.24	3
		Mean	78	71	71	0.93	0.86	0.86	0.1	0.1	0.09
		Coeff. Var	2.35	2.16	2.16	1.67	1.45	1.45	3.47	4.26	2.45
TLP	T3	No. samples	3,704	7,661	7,661	3,704	7,661	7,661	3,704	7,661	7,661
		Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	2,941	2,630	2,000	68.00	68.00	30.00	4.28	4.28	4.28
		Mean	69	69	69	1.84	1.84	1.82	0.10	0.10	0.10
		Coeff. Var	2.90	2.81	2.78	2.08	2.00	1.88	2.37	2.27	2.27
	T2	No. samples	3,304	6,870	6,870	3,304	6,870	6,870	3,304	6,870	6,870
		Minimum	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
		Maximum	6,093	6,870	3,000	69.67	56.09	42	17.5	17.5	8.00
		Mean	88	88	87	2.27	2.28	2.26	0.16	0.16	0.15
		Coeff. Var	2.86	2.72	2.48	1.89	1.81	1.76	3.27	3.14	2.68
	T3E	No. samples	947	1,829	1,829	947	1,829	1,829	947	1,829	1,829
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	5,010	4,885	1,200	45.59	45.59	30	11.33	10.36	3.00
		Mean	58	58	54	1.23	1.24	1.21	0.12	0.12	0.1
		Coeff. Var	3.51	3.42	2.61	2.65	2.54	2.31	4.76	4.59	2.89
	T1	No. samples	1,323	2,379	2,379	1,323	2,379	2,379	1,323	2,379	2,379
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	6,322	6,322	1,500	61.86	61.49	61.49	9.30	9.30	7.00
		Mean	84	84	71	1.52	1.52	1.62	0.13	0.13	0.13
		Coeff. Var	4.09	4.05	2.41	2.77	2.63	2.63	1.02	3.98	3.71
DCG	C4E	No. samples	65	165	165	65	165	165	65	165	165
		Minimum	0	0	0	0	0	0	0	0	0
		Maximum	241	241	100	33.63	33.63	12.00	3.42	2.48	1.00
		Mean	14.45	14.45	14.11	2.13	2.13	1.85	0.10	0.10	0.09
		Coeff. Var	1.67	1.66	1.53	1.96	1.93	1.56	2.22	1.81	1.13

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14.5	Block model

14.5.1	Block model parameters

The block models were horizontally rotated around the z-axis to align the y-axis to be parallel with the strike of the veins. With the exception of DCG, two distinct groups of vein orientations are present in each mine (see Figure 14.1 to Figure 14.7), and so two different models with different rotations were produced for each mine (Areas 1 and 2 in the following tables). DCG, with only one vein orientation, had one model. This made a total of 13 models for the seven mines.

The block model parameters are shown in Table 14.5 for the Datamine models.

Table 14.5 Block model parameters

	Parameter	SGX		HZG		HPG		LME
		Area 1	Area 2	Area 1	Area 2	Area 1	Area 2	Area 1	Area 2
	Rotation	0	35	35 CW	10 CCW	0	54	40	0
Origin (m)	Easting	522,320	521,000	522,150	523,300	525,000	523,750	532,500	533,690
	Northing	3,780,305	3,781,500	3,779,000	3,779,200	3,781,200	3,782,680	3,778,700	3,778,900
	RL	-585	-585	-100	-100	0	-600	-200	200
Parent cell dimension (m)	Easting	0.9	0.9	0.9	0.9	0.9	0.9	0.9	0.9
	Northing	10	10	10	10	10	10	10	10
	RL	10	10	10	10	10	10	10	10
Number of cells	Easting	3,123	4,000	1,830	1,501	3,113	4,168	1,600	768
	Northing	375	400	250	170	880	410	300	130
	RL	149	149	120	110	120	180	154	103

	Parameter	LMW		TLP		DCG
		Area 1	Area 2	Area 1	Area 2
	Rotation	70	45	30° CW	0	45 CW
Origin (m)	Easting	528,905	530,360	530,764.8	532,000	531,750
	Northing	3,779,005	3,778,205	3,779,330	3,777,850	3,783,200
	RL	-900	-85	-300	-300	225
Parent cell dimension (m)	Easting	0.9	0.9	0.9	0.9	0.9
	Northing	10	10	10	10	50
	RL	10	10	10	10	30
Number of cells	Easting	3,884	3,884	3,348	3,130	1,366
	Northing	500	335	500	515	41
	RL	220	139	152	155	30

Note: CW = clockwise rotation, counter-clockwise rotation (looking down along z-axis).

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14.6	Variography and grade estimation

14.6.1	Variography

Variography characterizes the average spatial continuity for a spatially located variable. An experimental variogram displays the grade continuity in a specified direction and variogram models are manually fitted to the experimental variograms in three orthogonal directions (3D). The 3D variogram models are then used to assign the appropriate kriging weights in the estimation process, taking into account the average spatial characteristics of the underlying grade distribution.

All variography was completed using Supervisor geostatistical software.

14.6.2	Variography methodology

For TLP, HZG, and DCG, the following methodology was applied for each deposit:

1	Capped composite data was merged into up groups at based on vein orientation .
2	Data was transformed from an approximately log-normal distribution to a normal distribution.
3	Experimental variograms were generated using normal-score data in a plane aligned with the dip and strike of the vein group for each vein group and each grade variable.
4	Spherical variogram models were fitted to the experimental variograms. Across strike (minor direction) variogram models were generally approximated due to limited data across veins.
5	Normal-score variograms were back-transformed from normal score to original units prior to import into Datamine.

Variogram models for TLP, HZG, and DCG were completed in real world coordinates. Block rotation was accounted for by Datamine during grade estimation.

For SGX, HPG, LMW, and LME, the veins were grouped into two orientations, approximately north-south and other direction. The groups that were not oriented north-south were rotated to be north south for variogram analysis and grade estimation. This resulted in the final blocks following the orientation of the veins. Spherical variograms were used during kriging to estimate the block grades.

An example of modelled variograms from the SGX mine is displayed in Figure 14.10.

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Figure 14.10 Silver variograms: SGX variography Area 1

Source: AMC 2020.

14.6.3	Estimation method

Silver, lead, and zinc grades were estimated into the block models using 3D ordinary kriging and the dynamic anisotropy application within Datamine™ for all models except DCG. Dynamic anisotropy re-orientates the search ellipsoid for each estimated block, based on the local orientation of the mineralization using the wireframe modelling the vein. Due to limited data and poor experimental variograms, ID2 was used to estimate DCG. Gold was also estimated for HPG and DCG. The following summarizes the estimation method:

  Each vein was estimated independently of the other veins.

  Block grades were estimated into the parent cells.

  Sub-cells were used to accurately define the mineralization wireframes.

  Block grade estimation did not use octant searching.

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  Discretization was set to 9 × 9 × 9 (X, Y, Z) for SGX, HPG, LMW, and LME.

  Discretization was set to 2 × 4 × 4 (X, Y, Z) for TLP, HZG, and DCG.

Search parameters used are detailed in Table 14.6.

Table 14.6 Search parameters for each block model

Deposit	Pass	Search distance down-dip	Search distance along-strike	Search distance A-cross strike	Minimum number of samples	Maximum number of samples	Octant search	Maximum samples per drillhole
SGX	1	50	50	30	4	8	No	2
	2	100	100	60	4	8	No	2
	3	150	150	90	4	8	No	2
HZG	1	50	50	10	4	8	No	2
	2	100	100	20	4	8	No	2
	3	250	250	50	1	8	No	2
HPG	1	100	100	25	4	8	No	2
	2	200	200	50	4	8	No	2
	3	200	200	75	4	8	No	2
LME	1	50	50	30	4	8	No	2
	2	100	100	60	4	8	No	2
	3	150	150	90	4	8	No	2
LMW	1	50	50	30	4	8	No	2
	2	100	100	60	4	8	No	2
	3	150	150	90	4	8	No	2
TLP	1	50	50	30	4	8	No	2
	2	100	100	60	4	8	No	2
	3	250	250	150	1	8	No	2
DCG	1	50	50	25	6	12	No	3
	2	250	250	125	4	6	No	3
	3	Na	Na	Na	Na	Na	Na	Na

In the 2016 report a study was carried out on the LME mine to assess the results of changing the following: maximum number of samples, octants on or off, search parameter distances.

The results were highly variable demonstrating that the vein characteristics are all different. However, to achieve a reasonable global estimate, the above parameters are considered by the QPs to be fair.

An example of the estimation passes is displayed for the S16W vein of the SGX mine in Figure 14.11.

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Figure 14.11 Estimation pass longitudinal projection SGX mine: vein S16W

Note: Samples shown as black dots. Model coloured by estimation pass (legend displayed).
Source: AMC 2020.

14.6.4	Mining depletion

Mining depletion and write offs were coded into the block models using wireframes prepared by Silvercorp, which were based on survey information to 31 December 2019. An example of the depletion coding is displayed for the S16W vein of the SGX mine in Figure 14.12.

Figure 14.12 Mining depletion longitudinal projection SGX mine: vein S19

Note: Model coloured by depletion code (legend displayed).
Source: AMC 2020.

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14.6.5	Minimum mining width

A minimum mining width of 0.3 m was coded into the model before applying the COG and reporting the Mineral Resource to assist in defining reasonable prospects of economic extraction. Where the dimension across the vein was less than 0.3 m, the block was expanded to 0.3 m and grades were diluted using zero grade.

An example of horizontal thickness coding in the model is shown in Figure 14.13.

Figure 14.13 Horizontal thickness longitudinal projection SGX mine: vein S19

Note: Model coloured by horizontal thickness (legend displayed).
Source: AMC 2020.

14.7	Mineral Resource classification

The QP’s classified the Mineral Resources with consideration of the narrow-vein style of mineralization, the observed grade continuity, and the sample spacing in longitudinal projection. Smoothing was implemented to remove isolated blocks of one category that were surrounded by blocks of another category. An example of the Mineral Resource classification is displayed in Figure 14.14. The following set of parameters was used as a guide to ensure that the construction of Mineral Resource category wireframes was consistent across the 311 veins that currently comprise the Mineral Resource:

  Measured Resource:

¯	Measured Resources are defined by the presence of exploration tunneling. The boundary of Measured Resources is determined by extrapolating 20 – 25 m up and down dip from the exploration tunnels where channel samples are < 15 m apart.

¯	No Measured Resources are extrapolated along strike from the ends of an exploration tunnel.

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  Indicated Resource:

¯	Indicated Resources are defined by either exploration drilling or exploration tunneling.

¯	A basic drilling grid of 50 m (along strike) × 100 m (up and down dip) is used to delineate Indicated Resources. A minimum of three holes is required to define an Indicated Resource block. Boundaries of drill-defined Indicated Resource Blocks are determined by extrapolating 25 m along strike and 50 m up and down dip from the hole closest to the boundary.

¯	Boundaries of tunnel-defined Indicated Resources are defined by extrapolating 40 – 50 m up and down dip from the exploration tunnel.

¯	No Indicated Resources are extrapolated along strike from the ends of exploration tunnel.

  Inferred Resource:

¯	Inferred Resources are either defined by a low-density of holes or extrapolated from drill-defined Indicated Resource blocks.

¯	Boundaries of Inferred Resource are determined by extrapolating 50 m along strike and 100 m up and down dip from the hole closest to the Indicated boundary.

¯	No Inferred Resources are extrapolated from exploration tunnels.

At the DCG deposit, wider spaced drilling and the lack of QA/QC data resulted in an adjustment to classification parameters. Indicated classification was defined by the presence of exploration tunneling using similar criteria to Measured Resources in other deposits. Inferred resources were defined by exploration drilling. The average distance of composites used to estimate an Inferred block was less than 150 m.

Figure 14.14 Mineral Resource classification longitudinal projection SGX mine: vein S19

Note: Model coloured by Mineral Resource category (legend displayed). Samples shown as black dots Block model validation.
Source: AMC 2020.

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14.8	Block model validation

The block models were validated by visual checks, statistical comparisons, and swath plots.

Visual checks were carried out to ensure that the estimated grades were consistent with the drillhole grades and to check that the estimated grade distribution was consistent with the style of mineralization. Figure 14.15 and Figure 14.16 show examples of the drillhole and channel composite AgEq grades compared to the block model estimated grades for part of the S19 vein at the SGX mine and the T3 vein of the TLP mine. The figures show good agreement between the drillhole composite grades and the estimated block model grades.

Figure 14.15 Silver equivalent grade longitudinal projection SGX mine: vein S19

Note: Drillhole and channel composites: coloured dots, Model: coloured open squares.
Source: AMC 2020.

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Figure 14.16 Silver equivalent grade longitudinal projection TLP mine: vein T3

Note: Drillhole and channel composites: coloured dots, Model: coloured squares. Source: AMC 2020.

Table 14.7 shows the statistical comparison of the composites versus the block model grades for silver, lead, and zinc in the four largest veins of both the SGX and TLP deposit. The QPs consider the results are acceptable. In all cases, when declustering is used for the comparison the results are very sensitive to the declustering grid parameters.

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Table 14.7 SGX and TLP grade statistics for block model vs composites: largest veins

Mine	Vein	Statistic	Ag (g/t)		Pb (%)		Zn (%)
			Composites	BM	Composites	BM	Composites	BM
SGX	S19	No. samples	6,025	672,215	6,025	666,182	6,025	667,035
		Minimum	0	0	0	0	0	0
		Maximum	8,944	7,564	73.94	52.21	34.03	17.6
		Mean	201	193	3.57	3.50	1.55	1.46
		Std. Dev,	499	366	7.53	5.16	3.03	2.01
	S8	No. samples	9,556	1,196,514	9,556	1,196,514	9,556	1,196,514
		Minimum	0	0	0	0	0	0
		Maximum	7,668	5,623	78.14	62.79	35.00	18.81
		Mean	113	127	2.78	3.26	1.23	1.07
		Std. Dev.	421	318	47.44	5.82	2.92	2.00
	S2	No. samples	3,826	516,533	3,826	511,029	3,826	516,600
		Minimum	0	0	0	0	0	0
		Maximum	10,878	6,936	79.37	46.28	44.99	19.57
		Mean	339	281	5.89	4.87	2.05	1.75
		Std. Dev.	716	430	10.59	6.59	3.64	2.23
	S7	No. samples	6,417	746,640	6,417	746,649	6,417	746.649
		Minimum	0	0	0	0	0	0
		Maximum	4,060	2,249	69.78	40.44	30.00	15.87
		Mean	155	131	3.32	2.48	1.33	1.09
		Std. Dev.	334	216.01	7.31	4.26	2.67	1.65
TLP	T3	No. samples	7,661	992,193	7661	992,193	7,661	992,193
		Minimum	0	0	0	0	0	0
		Maximum	2,000	1,467	30.00	19.77	4.28	2.61
		Mean	68 (56)	68	1.82 (1.43)	1.60	0.10 (0.10)	0.11
		Std. Dev	190.52	102.25	3.41	1.77	0.22	0.17
	T2	No. samples	6,870	823,992	6870	823,992	6,870	823,992
		Minimum	0	0	0	0	0	0
		Maximum	3,000	1,524	42.00	31.08	8.00	5.74
		Mean	87 (55)	61	2.26 (1.43)	1.48	0.15 (0.13)	0.12
		Std. Dev	214.99	94.87	3.99	1.66	0.41	0.19
	T3E	No. samples	1,829	664,104	1,829	664,104	1,829	664,104
		Minimum	0	0	0	0	0	0
		Maximum	1,200	692	30.00	19.24	3.00	1.62
		Mean	54 (35)	36	1.21 (0.92)	0.92	0.1 (0.09)	0.08
		Std. Dev	140	65.81	2.8	1.25	0.30	0.13
	T1	No. samples	2,379	592,789	2379	592,789	2,379	592,789
		Minimum	0	0	0	0	0	0
		Maximum	1500	1,127	61.49	41.17	7.00	4.43
		Mean	71 (43)	46	1.52 (0.93)	0.87	0.13 (0.13)	0.14
		Std. Dev	171.18	73.87	4.00	1.48	0.47	0.3

Note: Final are the composited and capped sample assays. Table shows the four largest veins from SGX and four largest veins from TLP. Brackets denote declustered grades.

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Figure 14.17 S16W silver swath plot by northing

Source: AMC 2020.

Figure 14.18 S16W silver swath plot by elevation

Source: AMC 2020.

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Figure 14.19 S16W lead swath plot by northing

Source: AMC 2020.

Figure 14.20 S16W lead swath plot by elevation

Source: AMC 2020.

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Figure 14.21 S16W zinc swath plot by northing

Source: AMC 2020.

Figure 14.22 S16W zinc swath plot by elevation

Source: AMC 2020.

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Figure 14.23 T3 silver swath plot by northing1

Notes: 1 Rotated model – Looking into long section plane of vein – Northings are local grid coordinates.
Source: AMC 2020.

Figure 14.24 T3 silver swath plot by elevation

Source: AMC 2020.

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Figure 14.25 T3 lead swath plot by northing1

Note: 1 Rotated model – Looking into long section plane of vein - Northings are local grid coordinates.
Source: AMC 2020.

Figure 14.26 T3 lead swath plot by elevation

Source: AMC 2020.

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Figure 14.27 T3 zinc swath plot by northing1

Note: 1 Rotated model – Looking into long section plane of vein - Northings are local grid coordinates
Source: AMC 2020.

Figure 14.28 T3 zinc swath plot by elevation

Source: AMC 2020.

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14.9	Mineral Resource estimates

The Mineral Resource estimates for the Ying property as at 31 December 2019 are shown in Table 14.1 at the beginning of this section.

Longitudinal sections showing the AgEq grades with supporting data and classification for some of the largest veins on the Ying property are displayed in Figure 14.29 to Figure 14.35.

The QPs are not aware of any known environmental, permitting, legal, title, taxation, socio economic, marketing, political, or other similar factors which could materially affect the stated Mineral Resources.

Figure 14.29 SGX – Vein S19 vertical long section projection Mineral Resource

Notes: Samples shown as black dots. Partially transparent model coloured by AgEq grade (legend displayed). White areas represent material that has been mined out.
Source: AMC 2020.

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Figure 14.30 HZG - Vein HZ26 vertical long section projection Mineral Resource

Note: Samples shown as black dots. Partially transparent model coloured by AgEq grade (legend displayed).
Source: AMC 2020.

Figure 14.31 HPG - Vein H17 vertical long section projection Mineral Resource

Notes: Samples shown as black dots. Partially transparent model coloured by AgEq grade (legend displayed). White areas represent material that has been mined out.
Source: AMC 2020.

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Figure 14.32 LME – Vein LM5E vertical long section projection Mineral Resource

Notes: Samples shown as black dots. Model coloured by AgEq grade (legend displayed). White areas represent material that has been mined out.
Source: AMC 2020.

Figure 14.33 LMW - Vein LM7 vertical long section projection Mineral Resource

Notes: Samples shown as black dots. Model coloured by AgEq grade (legend displayed). White areas represent material that has been mined out.
Source: AMC 2020.

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Figure 14.34 TLP – Vein T3 vertical long section projection Mineral Resource

Notes: Samples shown as black dots. Partially transparent model coloured by AgEq grade (legend displayed). White areas represent material that has been mined out.
Source: AMC 2020.

Figure 14.35 DCG – Vein C4E vertical long section projection Mineral Resource

Note: Samples shown as black dots. Model coloured by AgEq grade (legend displayed).
Source: AMC 2020.

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14.10	Comparison with Mineral Resource estimate as of 31 December 2016

Prior to this Technical Report, the most recently published independent Mineral Resource estimate on the Property is contained in the 2016 Technical Report, with Mineral Resources estimated in that report as of 30 June 2016. A comparison between the 2016 and 2019 Mineral Resource estimates in shown in Table 14.8. Changes since the 2016 estimate include:

  Drilling of an additional 1,090 diamond core drillholes for a total of 325,151 m.

  Ongoing underground development including the completion of an additional 201,686 m of tunnels, 120,801 m of drifts, 52,712 m of cross-cuts and 28,173 m of raises.

  Collection of an additional 75,334 channel samples.

  Ongoing depletion and sterilization due to mining.

  Updated metal prices, AgEq formulas and COGs for each mine.

Table 14.8 Comparison of 2016 and 2019 Mineral Resource estimates

Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)
SGX	2019 MS+ID	6.77	-	-	284	61.9	5.60	379.1	2.82	190.6
	2019 IF	4.33	-	-	237	33.0	4.84	209.8	1.99	86.1
	2016 MS+ID	6.54	-	-	281	59.1	5.33	348.2	2.64	172.9
	2016 IF	3.66	-	-	268	31.5	5.14	187.8	2.33	85.23
	Difference MS+ID (%)	4%			1%	5%	5%	9%	7%	10%
	Difference IF (%)	18%			-12%	5%	-6%	12%	-15%	1%
HZG	2019 MS+ID	1.09	-	-	305	10.7	0.87	9.5	0.20	2.1
	2019 IF	0.97	-	-	250	7.8	0.78	7.5	0.18	1.7
	2016 MS+ID	0.78	-	-	336	8.41	1.03	8	0.2	1.58
	2016 IF	0.35	-	-	231	2.63	1.22	4.3	0.25	0.87
	Difference MS+ID (%)	40%			-9%	27%	-16%	19%	-2%	36%
	Difference IF (%)	176%			8%	195%	-36%	75%	-28%	100%
HPG	2019 MS+ID	2.38	1.3	98	77	5.9	3.29	78.3	1.35	32.1
	2019 IF	3.20	2.1	211	84	8.7	2.65	84.9	1.04	33.2
	2016 MS+ID	1.32	1.1	47	87	3.66	3.33	43.8	1.15	15.12
	2016 IF	1.01	1.2	39	114	3.69	3.88	39.1	1.09	10.98
	Difference MS+ID (%)	80%	17%	109%	-12%	60%	-1%	79%	17%	112%
	Difference IF (%)	217%	69%	442%	-26%	135%	-32%	117%	-5%	203%
LME	2019 MS+ID	1.67	-	-	301	16.2	1.65	27.5	0.42	7.0
	2019 IF	1.79	-	-	222	12.8	1.73	30.9	0.39	6.9
	2016 MS+ID	1.25	-	-	321	12.88	2.05	25.5	0.44	5.51
	2016 IF	0.65	-	-	326	6.79	1.6	10.3	0.42	2.73
	Difference MS+ID (%)	33%	-	-	-6%	25%	-20%	8%	-4%	27%
	Difference IF (%)	175%	-	-	-32%	88%	8%	200%	-7%	154%
LMW	2019 MS+ID	2.71	-	-	278	24.3	2.55	69.1	0.29	7.9
	2019 IF	2.41	-	-	248	19.2	2.85	68.6	0.39	9.5
	2016 MS+ID	2.47	-	-	259	20.58	2.85	70.4	0.3	7.49
	2016 IF	1.36	-	-	250	10.95	2.37	32.2	0.32	4.38
	Difference MS+ID (%)	10%	-	-	7%	18%	-11%	-2%	-4%	5%
	Difference IF (%)	77%	-	-	-1%	76%	20%	113%	22%	117%

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Mine	Resource category	Tonnes (Mt)	Au		Ag		Pb		Zn
			g/t	Metal (koz)	g/t	Metal (Moz)%		Metal (kt)%		Metal (kt)
TLP	2019 MS+ID	5.43	-	-	185	32.3	3.06	166.4	0.32	17.5
	2019 IF	5.48	-	-	157	27.7	2.64	144.7	0.25	13.7
	2016 MS+ID	3.96	-	-	186	23.68	3.4	134.6	0.3	11.74
	2016 IF	3.44	-	-	196	21.69	3.95	135.6	0.32	11.04
	Difference MS+ID (%)	37%	-	-	-1%	36%	-10%	24%	8%	49%
	Difference IF (%)	59%	-	-	-20%	28%	-33%	7%	-22%	24%
DCG	2019 MS+ID	0.06	0.1	0	59	0.1	3.78	2.3	0.15	0.1
	2019 IF	0.40	0.2	3	60.69	0.8	4.69	18.9	0.15	0.6
	2016 MS+ID	NA	NA	NA	NA	NA	NA	NA	NA	NA
	2016 IF	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Difference MS+ID (%)	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Difference IF (%)	NA	NA	NA	NA	NA	NA	NA	NA	NA
Total	2019 MS+ID	20.12	0.2	98	234	151.3	3.64	732.3	1.28	257.3
	2019 IF	18.58	0.4	214	184	109.9	3.04	565.3	0.82	151.8
	2016 MS+ID	16.31	0.1	47	245	128.3	3.87	630.6	1.31	214.4
	2016 IF	10.47	0.1	39	230	77.25	3.91	409.4	1.10	115.2
	Difference MS+ID (%)	23%	70%	109%	-5%	18%	-6%	16%	-2%	20%
	Difference IF (%)	78%	210%	450%	-20%	42%	-22%	38%	-26%	32%

Notes for 2019 estimates: See footnotes under Table 14.1.
Notes for 2016 estimate:

  Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated.

  Metal prices: gold US$1,250/troy oz, silver US$19/troy oz, lead US$0.90/lb, zinc US$1.00/lb.

  Exchange rate: RMB 6.50 : US$1.00.

  Veins factored to minimum extraction width of 0.3 m.

  Cut-off grades: SGX 140 g/t AgEq; HZG 125 g/t AgEq; HPG 125 g/t AgEq; LME 125 g/t AgEq; LMW 130 g/t AgEq; TLP 120 g/t AgEq.

  AgEq formulas by mine:
  -   SGX=33.1895*Pb%+23.4590*Zn%+Ag g/t
  -   HZG=31.8736*Pb%+Ag g/t
  -   HPG=33.9925*Pb%+18.3181*Zn%+55.4773*Au g/t+Ag g/t
  -   LME=34.0436*Pb%+Ag g/t
  -   LMW=34.6856*Pb%+Ag g/t
  -   TLP=34.1401*Pb%+Ag g/t

  Exclusive of mine production to 30 June 2016.

  Rounding of some figures may lead to minor discrepancies in totals.

The following observations have been made by the QPs from the comparison table:

  Measured plus Indicated tonnes have increased by 23% overall, while the Inferred tonnes have increased by 78% overall between the two estimates.

  Measured plus Indicated grades have decreased overall by between -2% and -6%. Inferred grades decreased between -20% and -26% overall between the two estimates (both comparisons excluding gold as it is a very minor contributor).

  The net result in the Measured plus Indicated categories has been an increase in the contained silver metal of 18% and an increase in the contained lead metal of 16%. The increase in zinc content was 20%.

  The net result in the Inferred category has been an increase in the contained silver metal of 42% and a significant increase in both the contained lead metal and zinc metal with increases of 38% and 32% respectively.

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Reasons for the differences in grade, tonnes, and contained metal are based on additional mining and development, drilling, and channel sampling has resulting in:

  Mineral Resource conversion to higher categories.

  Different COGs and depletion being used.

  Extension of the Mineral Resource along-strike and down-dip.

Changed interpretation of the veins, given the greater degree of geological understanding, resulting some parts of a vein being assigned to a different vein between the two estimates.

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15	Mineral Reserve estimates

15.1	Introduction and Mineral Resources base

The Mineral Resources upon which the Ying Mineral Reserves are based have been discussed in detail in Section 14. The Mineral Resources are located in, or adjacent to, areas where Silvercorp has mining permits. The permitting issue has also been discussed in Section 14. The QP considers that it is reasonable to include all the current Mineral Resources, including those located below the current lower limit of Silvercorp’s mining permits, in the Mineral Reserve estimation.

To convert Mineral Resources to Mineral Reserves, mining COGs have been applied, mining dilution has been added and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the Ying property were prepared by Silvercorp under the guidance of independent QP Mr H.A. Smith, P.Eng., who takes responsibility for those estimates.

15.2	Mineral Reserve estimation methodology

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying property, namely cut and fill resuing and shrinkage stoping, using hand-held drills (jacklegs) and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the mining methods at the Ying property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. Dilution is discussed further in Section 15.4.

For the total tonnage estimated as Ying Mineral Reserves, 49.7% is associated with resuing and 50.3% with shrinkage.

15.3	Cut-off grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The COG basis is summarized below and in Table 15.1.

COG AgEq (g/t) = (operating cost + sustaining capital + mineral resources tax) / (Ag price x processing recovery x payable).

In determining metal prices for use in the cut-off calculations, available consensus forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current as of March 2020 were referenced. The exchange rate used in the cut-off calculations was arrived at in similar fashion.

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Table 15.1 Mineral Reserve cut-off grades and key estimation parameters

Item	SGX		HZG		HPG		LME		TLP		LMW
Foreign exchange rate (RMB:US$)	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90	6.90
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs (US$/t)
Mining cost	73.63	57.55	60.36	45.19	66.30	54.39	70.04	53.78	63.52	51.79	82.27	70.28
Shipping cost	4.05	4.05	5.14	5.14	3.82	3.82	3.34	3.34	3.99	3.99	3.43	3.43
Milling cost	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23	10.23
G&A & product selling cost	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30	8.30
Mineral Resources tax	3.47	2.99	3.51	3.05	3.23	2.88	3.12	2.64	3.41	3.06	3.81	3.45
Government fee & other tax	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78	2.78
Sustaining Capital (mine development, exploration tunneling, PPE)	16.72	16.72	30.09	30.09	16.38	16.38	9.42	9.42	24.85	24.85	20.11	20.11
Total operating costs	119.18	102.62	120.41	104.79	111.05	98.78	107.24	90.49	117.08	105.00	130.94	118.59
Mill recoveries
Au (%)					90.7	90.7
Ag (%)	96.5	96.5	96.8	96.8	90.2	90.2	96.9	96.9	93.4	93.4	96.6	96.6
Pb (%)	97.8	97.8	95.2	95.2	94.4	94.4	94.1	94.1	90.7	90.7	96.3	96.3
Zn (%)	64.2	64.2			63.1	63.1	34.2	34.2
Payables
Au (%)					81.0	81.0
Ag (%)	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0	90.0
Pb (%)	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5	87.5
Zn (%)	72.5	72.5			72.5	72.5	72.5	72.5
Full breakeven COG (AgEq g/t) = (Total operating cost $/t)/($ value per in situ gram after metallurgical recovery & payable)	235	205	240	210	235	210	210	180	240	215	260	235

Notes:

  Numbers may not compute exactly due to rounding.

  Metal price assumptions: Au $1250/oz; Ag $18/oz; Pb $0.95/lb; Zn $1.10/lb.

  No Zn value ascribed to ore from HZG, TLP, and LMW sites.

  Operating costs from 2020 and 2021 fiscal years (actuals + FY2021 Q4 projection).

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Lower COG values have been used for development ore, and for areas where, effectively, all development and drilling for a given stope is complete and the decision is whether to mine the stope or not. These values are shown in Table 15.2.

Table 15.2 Development ore and stope marginal cut-off grades

Item	SGX		HZG		HPG		LME		TLP		LMW
	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Stope marginal COG (AgEq g/t)	215	180	220	190	215	190	180	150	220	195	230	205
Development ore COG (AgEq g/t)	145		140		145		120		150		165

Note: Costs, recoveries, payables, and metal price assumptions as per Table 15.1 above.

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15.3.1	Comment on cut-off grades

The QP considers that the Mineral Reserve COGs and their supporting parameters are reasonable. The QP also notes that the Ying Mineral Reserves as a whole have limited sensitivity to variation in COG as discussed in Section 15.6 below.

15.4	Dilution and recovery factors

15.4.1	Dilution

As indicated above, minimum mining widths are assumed as 0.5 m and 1.0 m, respectively, for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8 m. The QP notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the Mineral Reserves estimation assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand-sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. The QP considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to materially affect the dilution factors used in the estimation.

The QP notes that the projections for dilution in both resuing and shrinkage stopes assume a high degree of process control in terms of design, drilling, and blasting, and that such control on an ongoing basis is critical to achieving dilution targets.

Table 15.3 summarizes average dilution from the Mineral Reserve calculations for each of the Ying mines. The QP considers that the current dilution estimation is reasonable considering the enhanced focus on mining process control in recent years and the observed results from those efforts.

Table 15.3 Average dilution by mine and method

Mine	Dilution %
	Resuing	Shrinkage
SGX	15	19
HZG	18	20
HPG	18	19
LME	16	17
TLP	14	18
LMW	13	14
Total Ying	15	18

15.4.2	Mining recovery factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors.

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15.5	Mineral Reserve estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

  Selection of Measured and Indicated Resource areas (potential stope blocks) for which the average AgEq grade is greater than the mine cut-off AgEq grade.

  Application of minimum extraction and mining width criteria and calculation of dilution at zero grade.

  Estimation of Mineral Reserve potential by applying relevant mining loss factors.

  Reconfirmation that diluted AgEq grade is greater than mine cut-off.

  Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question.

Table 15.4 summarizes the Mineral Reserve estimates for each Ying mine and for the entire Ying operation. 44.1% of the Mineral Reserve tonnage is categorized as Proven and 55.9% is categorized as Probable.

Table 15.4 Ying Mines Mineral Reserve estimates at 31 December 2019

Mine	Reserve Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
HZG	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HPG	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
LME	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
LMW	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
TLP	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7
Ying Mines	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6

Notes to Mineral Reserve Statement:

  Cut-off grades (AgEq g/t): SGX – 235 Resuing, 205 Shrinkage; HZG – 240 Resuing, 210 Shrinkage; HPG – 235 Resuing, 210 Shrinkage; LME – 210 Resuing, 180 Shrinkage; TLP – 240 Resuing, 215 Shrinkage; LMW – 260 Resuing, 235 Shrinkage.

  Stope Marginal cut-off grades (AgEq g/t): SGX – 215 Resuing, 180 Shrinkage; HZG – 220 Resuing, 190 Shrinkage; HPG – 215 Resuing, 190 Shrinkage; LME – 180 Resuing, 150 Shrinkage; TLP – 220 Resuing, 195 Shrinkage; LMW –230 Resuing, 205 Shrinkage.

  Development Ore cut-off grades (AgEq g/t): SGX – 145; HZG – 140; HPG – 145; LME – 120; TLP – 150; LMW – 165.

  Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.

  Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.

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  Metal prices: gold US$1,250/troy oz, silver US$18/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

  Processing recovery factors: SGX – 96.5% Ag, 97.8% Pb, 64.2% Zn; HZG – 96.8% Ag, 95.2% Pb; HPG – 90.7% Au, 90.2% Ag, 94.4% Pb, 63.1% Zn; LME – 96.9% Ag, 94.1% Pb, 34.2% Zn; TLP – 93.4% Ag, 90.7% Pb; LMW – 96.6% Ag, 96.3% Pb.

  Payables: Au – 81%; Ag – 90.0%; Pb – 87.5%; Zn – 72.5%.

  Exclusive of mine production to 31 December 2019.

  Exchange rate assumed is RMB 6.90 : US$1.00.

  Rounding of some figures may lead to minor discrepancies in totals.

The QP notes that for TLP and LMW, silver and lead Mineral Reserve grades are approximately the same as the average silver and lead mined grades over the FY2017 to FY2020 timeframe. For the combined SGX, HZG, HPG, and LME mines, average silver and lead Mineral Reserve grades show an approximately 25% reduction compared to the average silver and lead mined grades over the FY2017 to FY2020 period, whereas average zinc Mineral Reserve grades show an approximately 25% increase. This is consistent with the mining plan generally moving to depth in these mining areas as the life-of-mine (LOM) progresses. The QP also notes that the grade distribution of the Mineral Reserves and a continued focus on best mining practices and minimizing dilution provide a continuing opportunity to mine at above-overall-average grades in at least the early stages of the projected remaining LOM.

15.6	Reserves sensitivity to cut-off grade

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 15.5.

Table 15.5 Estimated reduction in contained AgEq Oz in Mineral Reserves for COG increase of 20%

COGs increased by 20%	SGX	HZG	HPG	LME	TLP	LMW
Mine AgEq oz reduction	4.7%	12.0%	21.0%	9.4%	14.1%	11.4%
Ying total AgEq oz reduction	8.8%

The lowest sensitivities are seen at SGX and LME with, respectively, estimated 4.7% and 9.4% reductions in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 21.0% is noted at HPG. For Ying as a whole, an approximately 8.8% reduction in AgEq ounces demonstrates relatively low overall COG sensitivity.

15.7	Conversion of Mineral Resources to Reserves

Table 15.6 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

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Table 15.6 Mineral Resources and Mineral Reserves comparison

Mine[1]		Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Resource MS+ID	6.77	-	284	5.60	2.82	-	61.86	379.1	190.6
	Reserve Prv+Prb	5.19		277	5.43	2.57		46.30	282.1	133.3
Conversion percentages		77%		98%	97%	91%		75%	74%	70%
HZG	Resource MS+ID	1.09	-	305	0.87	0.20	-	10.72	9.5	2.1
	Reserve Prv+Prb	0.62		330	0.82	0.18		6.54	5.0	1.1
Conversion percentages		56%		108%	94%	90%		61%	53%	51%
HPG	Resource MS+ID	2.38	1.28	77	3.29	1.35	98.2	5.87	78.3	32.1
	Reserve Prv+Prb	1.24	1.25	72	3.29	1.43	49.9	2.88	40.8	17.7
Conversion percentages		52%	98%	94%	100%	106%	51%	49%	52%	55%
LME	Resource MS+ID	1.67	-	301	1.65	0.42	-	16.16	27.5	7.0
	Reserve Prv+Prb	1.24		306	1.59	0.39		12.23	19.8	4.8
Conversion percentages		75%		102%	96%	92%		76%	72%	69%
TLP	Resource MS+ID	5.43	-	185	3.06	0.32	-	32.27	166.4	17.5
	Reserve Prv+Prb	2.35		230	3.07	0.33		17.34	72.0	7.7
Conversion percentages		43%		124%	100%	101%		54%	43%	44%
LMW	Resource MS+ID	2.71	-	278	2.55	0.29	-	24.29	69.1	7.9
	Reserve Prv+Prb	1.35		317	2.71	0.29		13.73	36.6	4.0
Conversion percentages		50%		114%	106%	102%		57%	53%	50%
DCG[1]	Resource MS+ID	0.06	0.09	59	3.78	0.15	0.17	0.12	2.3	0.1
	Reserve Prv+Prb	-	-	-	-	-	-	-	-	-
Conversion percentages		-	-	-	-	-	-	-	-	-
Total	Resource MS+ID	20.12	0.15	234	3.64	1.28	98.4	151.26	732.3	257.3
	Reserve Prv+Prb	11.99	0.13	257	3.81	1.41	49.9	99.01	456.4	168.6
Conversion percentages		60%	85%	110%	105%	110%	51%	65%	62%	66%

Notes: Numbers may not compute exactly due to rounding.
MS+ID = Measured and Indicated Mineral Resources, Prv+Prb = Proven and Probable Mineral Reserves 1 DCG Project Measured and Indicated Resources included.

For the Property as a whole, total Mineral Reserve tonnes are approximately 60% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead, and zinc Mineral Reserve grades are 110%, 105%, and 110% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead, and zinc are 65%, 62%, and 66% respectively.

With respect to the difference in tonnes and metal content between (Measured plus Indicated) Mineral Resources and (Proven plus Probable) Mineral Reserves, the QP makes note that: a) Mineral Resource COGs are approximately aligned with development ore cut-offs at each mine; and b) Mineral Resource areas that are not yet part of the LOM plan are not eligible for inclusion as Mineral Reserves.

15.8	Comparison of Mineral Reserves, mid-2016 to end-2019

Table 15.7 shows Ying Mineral Reserves as of mid-2016 (previous Technical Report) and as of end-2019 (this Technical Report). The 2019 Mineral Reserves do not include ore mined since mid-2016.

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Table 15.7 Change in Mineral Reserves, mid-2016 to end-2019

Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX 2016	Proven	2.32		272	5.25	2.69		20.28	121.6	62.2
	Probable	3.18		248	4.86	2.11		25.4	154.6	67.1
Total Proven & Probable		5.50		258	5.02	2.35		45.68	276.2	129.3
SGX 2019	Proven	2.48		298	5.86	2.80		23.73	145.2	69.4
	Probable	2.71		259	5.05	2.35		22.57	137.0	63.9
Total Proven & Probable		5.19		277	5.43	2.57		46.30	282.1	133.3
SGX % Change	Proven	7%		9%	12%	4%		17%	19%	12%
	Probable	-15%		4%	4%	12%		-11%	-11%	-5%
Total Proven & Probable		-6%		7%	8%	9%		1%	2%	3%
HZG 2016	Proven	0.23		348	1.03	0.20		2.60	2.4	0.5
	Probable	0.35		285	0.77	0.15		3.23	2.7	0.5
Total Proven & Probable		0.59		310	0.88	0.17		5.83	5.1	1.0
HZG 2019	Proven	0.30		356	0.98	0.24		3.42	2.9	0.7
	Probable	0.32		306	0.66	0.12		3.13	2.1	0.4
Total Proven & Probable		0.62		330	0.82	0.18		6.54	5.0	1.1
HZG % Change	Proven	30%		2%	-5%	18%		31%	22%	50%
	Probable	-9%		7%	-14%	-20%		-3%	-23%	-27%
Total Proven & Probable		4%		7%	-7%	4%		12%	-2%	10%
HPG 2016	Proven	0.47	1.10	88	3.76	1.13	16	1.31	17.5	5.3
	Probable	0.29	1.15	108	3.28	1.17	11	1.02	9.7	3.5
Total Proven & Probable		0.76	1.12	95	3.57	1.15	27	2.33	27.2	8.7
HPG 2019	Proven	0.48	1.05	88	3.66	1.52	16	1.34	17.4	7.2
	Probable	0.76	1.38	62	3.07	1.37	34	1.53	23.4	10.5
Total Proven & Probable		1.24	1.25	72	3.29	1.43	50	2.88	40.8	17.7
HPG % Change	Proven	1%	-5%	0%	-3%	35%	-2%	3%	0%	38%
	Probable	163%	20%	-42%	-6%	17%	212%	50%	143%	203%
Total Proven & Probable		63%	12%	-24%	-8%	24%	83%	23%	50%	103%
LME 2016	Proven	0.20		288	1.45	0.27		1.82	2.9	0.5
	Probable	0.75		298	2.11	0.46		7.23	15.9	3.5
Total Proven & Probable		0.95		296	1.97	0.42		9.06	18.8	4.0
LME 2019	Proven	0.36		352	1.65	0.37		4.05	5.9	1.3
	Probable	0.89		287	1.57	0.40		8.18	13.9	3.5
Total Proven & Probable		1.24		306	1.59	0.39		12.23	19.8	4.8
LME % Change	Proven	81%		22%	14%	34%		122%	107%	143%
	Probable	17%		-4%	-26%	-14%		13%	-13%	1%
Total Proven & Probable		31%		3%	-19%	-8%		35%	5%	20%
TLP 2016	Proven	1.00		223	3.45	0.26		7.15	34.4	2.6
	Probable	1.48		178	2.91	0.29		8.45	43.1	4.3
Total Proven & Probable		2.47		196	3.13	0.28		15.60	77.5	6.9
TLP 2019	Proven	1.25		241	3.47	0.34		9.71	43.5	4.2
	Probable	1.10		216	2.60	0.32		7.62	28.5	3.5
Total Proven & Probable		2.35		230	3.07	0.33		17.34	72.0	7.7

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Mine	Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
TLP % Change	Proven	25%		8%	1%	29%		36%	26%	61%
	Probable	-26%		21%	-11%	9%		-10%	-34%	-19%
Total Proven & Probable		-5%		17%	-2%	17%		11%	-7%	11%
LMW 2016	Proven	0.46		316	3.29	0.25		4.69	15.2	1.1
	Probable	1.57		234	2.61	0.29		11.83	41.0	4.6
Total Proven & Probable		2.04		252	2.76	0.28		16.52	56.2	5.8
LMW 2019	Proven	0.42		347	3.30	0.28		4.73	14.0	1.2
	Probable	0.93		303	2.44	0.30		9.00	22.6	2.8
Total Proven & Probable		1.35		317	2.71	0.29		13.73	36.6	4.0
LMW % Change	Proven	-8%		10%	0%	12%		1%	-8%	3%
	Probable	-41%		29%	-6%	3%		-24%	-45%	-40%
Total Proven & Probable		-34%		25%	-2%	4%		-17%	-35%	-31%
Ying Total 2016	Proven	4.67	0.11	252	4.15	1.55	16	37.85	194.0	72.2
	Probable	7.63	0.04	233	3.50	1.09	11	57.16	267.0	83.5
Total Proven & Probable		12.30	0.07	240	3.75	1.27	27	95.02	461.0	155.7
Ying Total 2019	Proven	5.29	0.09	276	4.33	1.59	16	46.99	228.9	84.0
	Probable	6.70	0.16	241	3.39	1.26	34	52.02	227.5	84.5
Total Proven & Probable		11.99	0.13	257	3.81	1.41	50	99.01	456.4	168.6
Ying % Change	Proven	13%	-14%	10%	4%	3%	-2%	24%	18%	16%
	Probable	-12%	292%	4%	-3%	16%	212%	-9%	-15%	1%
Total Proven & Probable		-3%	85%	7%	2%	11%	83%	4%	-1%	8%

Some significant aspects of the comparison are:

  3% decrease in total (Proven + Probable) Ying Mineral Reserve tonnes.

  Increase in total Ying Mineral Reserve silver, lead, and zinc grades of 7%, 2%, and 11% respectively.

  Increases in total Ying Mineral Reserve metal content for silver and zinc of 4% and 8% respectively; 1% decrease in total lead content.

  SGX continues being the leading contributor to the total Ying Mineral Reserves, accounting for 43% of tonnes, 47% of silver, 62% of lead, and 79% of zinc, compared to respective values of 45%, 48%, 60%, and 83% in 2016.

  6% decrease in total Mineral Reserve tonnes at SGX, but slight increases in total metal content for silver, lead and zinc of 1%, 2%, and 3% respectively.

  63% increase in total Mineral Reserve tonnes at HPG, with corresponding increases in silver, lead and zinc content of 23%, 50%, and 103% respectively. Gold Mineral Reserves also increased from 27 koz to 50 koz at HPG.

  31% increase in total Mineral Reserve tonnes at LME, with corresponding increases in silver, lead and zinc content of 35%, 5%, and 20% respectively.

  34% decrease in total Mineral Reserve tonnes at LMW, with corresponding decreases in silver, lead and zinc content of 17%, 35%, and 31% respectively.

  4% increase in total Mineral Reserve tonnes at HZG, with corresponding increases in silver and zinc content of 12% and 10% respectively; 2% decrease in total lead content.

  5% decrease in total Mineral Reserve tonnes at TLP, but with increases in both silver and zinc content of 11%; 7% decrease in total lead content.

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16	Mining methods

16.1	Ying mining operations

16.1.1	Introduction

The Ying Mining District has been intermittently mined over many years by small-scale, local miners. Silvercorp commenced mining at its Ying property (SGX mine) in April 2006. Its current mining activities continue to be focused at the SGX mine, but now also include the HZG (a satellite deposit to SGX), HPG, TLP, LME, and LMW mines, and the DCG project. Figure 16.1 is a plan view showing the relative location of the mines.

Figure 16.1 Ying mines locations

Source: Silvercorp 2020.

Underground access to each of the mines in the steeply-sloped, mountainous district is via adits at various elevations, inclined haulageways, shaft / internal shafts (winzes), and declines (ramps).

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The mines are developed using trackless equipment – 20 t trucks and single-boom jumbos; small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels; and pneumatic hand-held drills. At most of TLP, four adits of SGX, part of LME and part of LMW mines, small tricycle trucks with a payload of up to three tonnes each are used to haul ore to surface. These tricycle trucks are being gradually replaced by rail cars in all mines except for TLP.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods. Jacklegs are used in stope blast drilling. In-stope ore handling is by hand-carting / hand-shoveling to specially manufactured steel-lined ore passes for resuing stopes, and by gravity to draw points for shrinkage stopes. Production mucking uses mostly hand shovels or, occasionally, rocker shovels, with rail cars and battery-powered or diesel locomotives transporting ore to the main shaft, inclined haulageway or main loading points in declines. Ore transport to surface is accomplished via skip / cage hoisting (shaft), rail-cars (tracked adit and / or inclined haulageway), small tricycle trucks, or 20 t trucks on ramps. Some hand picking of high-grade ore and of waste may be carried out on surface at either ore pile or sorting belt, with transport to the centralized processing plants being via 30 t and 45 t trucks or barge and truck combination.

16.1.2	SGX

The SGX mine is located in the western part of the Ying district. It is accessed by eight adits and a ramp to 260 mRL with a total length of 2,955 m. An inclined-haulageway from the ramp at 260 mRL is being extended to -90 mRL. When the extension is completed by the end of 2020, the total length of the ramp will be 5,600 m. In addition, an S2 branch ramp of 1,020 m from 83 mRL to -20 mRL is being developed and is expected to be completed in 2021. In respect of the existing underground infrastructure and the distribution of Mineral Resources, the whole mining area is divided into 13 production systems. A production system is an independent mining area with an independent transport and muck-hoisting system. SGX is the largest of the Silvercorp Ying operations, producing about 39% of tonnes and 44% of silver ounces for the total operation in fiscal 2019. The Ag-Pb-Zn mineralization is found in at least 75 veins with the five largest vein systems (S7, S8, S2, S19, and S16) accounting for over 60% of this mineralization. Vein widths range from around 0.3 m to 5.1 m, with resuing very much the predominant mining method and only 0.2% mined by shrinkage in FY2019, on a tonnage basis. Mining is currently planned down to the 110 mRL. Adjacent to the SGX mine are the ore and waste sorting facilities, and main office, engineering and administration buildings.

16.1.3	HZG

The HZG mine is a satellite of the SGX mine, with portals located about 4 km to the south of the main SGX site. It is accessed by five adits and hosts five production systems. A ramp of 2,100 m from 712 mRL to 500 mRL is being developed and is expected to be completed in early 2021. There are 21 known veins. The vein widths for mining range from about 0.2 m to 3.0 m, the veins being generally similar to those found throughout the district. The mining method by tonnage was effectively 100% resuing in FY2019, and the mining plan envisages ore being produced from five veins between the 550 mRL and 850 mRL. The first year of production at HZG was 2011. Approximately 9% of Ying ore tonnage and 14% of silver ounces in FY2019 were produced at HZG.

16.1.4	HPG

The HPG mine has been operated since 2007 and is located in the central part of the Ying district, to the north-east of the SGX mine. It is accessed from six adits and mining from 36 veins is projected in the LOM plan between 100 mRL and 630 mRL. The HPG mine is divided into five production systems. The mining method by tonnage was about 48% resuing and about 52% shrinkage in FY

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2019, with vein widths projected for mining ranging from less than 0.3 m up to about 2.7 m. About 9% of Ying ore tonnage in FY2019 was produced at HPG (approximately 3% of silver ounces).

16.1.5	TLP

The TLP mine lies about 11 km east–southeast of SGX. There are 77 known veins, all dipping westward. The mine is serviced from eight adits and hosts seven production systems. The 3,300 m ramp from 840 mRL to 510 mRL will be completed by the end of 2020. The mining plan currently shows production occurring through to 2036 from stopes between 510 mRL and 1,070 mRL and from vein widths generally between 0.3 m and 5.0 m. The mining method by tonnage was almost all resuing in FY2019, with only 0.3% by shrinkage. TLP contributed 25% of Ying ore tonnes and 16% of Ying Ag ounces in FY2019.

16.1.6	LME

The LME mine is located just south of the TLP mine and about 12 km from SGX. 23 veins with steep dips to either east or west have been identified. Access is via one adit, three shafts and two inclined haulageways. A 2,500 m ramp is being developed from 600 mRL at the TLP ramp to 350 mRL and is scheduled for completion in 2021 The mining method by tonnage was 93.6% resuing and 6.4% shrinkage in FY2019. LME contributed 8% of Ying ore tonnes and 13% of Ying Ag ounces in FY2019.

16.1.7	LMW

The LMW mine is located just south of the TLP mine and about 12 km from SGX. To date, 72 veins with steep dips to either the north-east or north-west have been identified. Access is via four adits, two shafts, and one ramp. The mining method by tonnage was 100% resuing in FY2019. LMW contributed 10% of Ying ore tonnes and 11% of Ying Ag ounces in FY2019.

16.1.8	DCG Project

The DCG project is located around 2.7 km north-west of TLP mine. There are three veins, C4, C4E, and C8, which strike north-east and dip north-west. The project is in the development stage and production is anticipated to commerce in late-2021. Access is via a ramp from 900 mRL to 796 mRL. A 1,768 m transportation decline from the TLP area to 930 mRL is projected to be completed by April 2021.

16.2	Mining methods and mine design

16.2.1	Geotechnical and hydrogeological considerations

No specific geotechnical or hydrogeological study data is available for the Ying mines. In general, the ground at current mining levels is in good condition, similar to development and mining operations experience to date. The excavation of relatively small openings, both in development and stoping, facilitates ground stability. An increased percentage of resuing mining stopes also means a greater number of smaller rather than larger openings. Support is only installed where deemed to be necessary, with rockbolts being used for hangingwall support on very rare occasion. Timber and steel I-beams are also used where unstable ground is encountered.

The QP is not aware that water in-flow to date at the Ying mines has created any significant problems. Section 16.2.9 discusses mine dewatering.

16.2.2	Development and access

As referenced above, the mines in the Ying District are sited in narrow valleys, and a series of adits at each mine provides access from the surface to the mining areas. Most of the operational levels do not have their own access portal and must connect to internal shafts or inclined haulageways.

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The LMW ramp developed from surface to 500 mRL is 4,800 m in length. The SGX ramp being completed from surface to -90 mRL will be 5,600 m in length.

In summary, mine access for rock transportation, materials supply and personnel is provided by five different means and, in combination, they form the access systems for the Ying District mines:

  Adits and portals

  Inclined haulageways

  Decline accesses (ramp)

  Internal shafts (winzes)

  Shaft

Adits are driven at a slight incline at dimensions of approximately 2.2 m x 2.2 m with arch profile. These are the principal means of access for men and materials and transport of ore and waste. All services such as electrical, compressed air, drill water and dewatering lines are sited in the adits. In many instances, the adits are also used for delivery and removal of fresh or return air. Most of the adits are equipped with narrow gauge rail for transport by railcars. Where there is no rail, tricycle cars are utilized for transport of ore, waste and supplies.

Inclined haulageways are driven at approximately 25° to 30°. Typical dimensions are 2.4 m wide x 2.2 m high. They are equipped with narrow gauge rail and steps on one side for foot travel. The main purpose of these drives is haulage of ore and waste, and delivery of ventilation and other services such as water, compressed air, communications, and electricity. Figure 16.2 shows an inclined haulageway at the SGX mine.

Figure 16.2 Inclined haulageway at SGX mine

Source: AMC.

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The main ramps developed in the SGX and LMW mines are jumbo-driven drifts with dimensions of 4.2 m wide by 3.8 m high at a 12% grade. One daylights at LMW as the 980 Ramp, developed from 980 to 500 m elevation. At the SGX mine, the 560 Ramp starts at 560 m elevation and bottoms at -90 m elevation. The total developed length is just over 5.6 km.

As of December 2019, there were 26 internal shafts (winzes) throughout the Ying Property. The hoisting capacity of these shafts varies from 50,000 tpa to 150,000 tpa (combined ore and waste). Fully-loaded rail cars that bring up ore and waste are cage-transported via these shafts; they are also used for hoisting men and materials.

The only shaft to surface is the 969 shaft at LMW. It has a finished diameter of 3.5 m and is equipped with a ZJK-2×125P hoist winch. The total depth of the shaft is 480 m, and the hoisting capacity is 150,000 tpa of combined ore and waste, with a standard cage. This shaft works in tandem with PD900 winze in the LM East area.

At SGX, only the adit portals and one ramp connect the mine workings to surface. Inclined haulageways and internal shafts provide access to the ore, which is generally located at elevations below the level of portal entrances. Declines / internal shafts are developed for the SGX, LMW, LME, HZG, and HPG mines.

Figure 16.3 is an orthogonal view of the SGX mine design.

Figure 16.3 SGX mine design

Source: Silvercorp 2020.

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16.2.3	Mining methods

Shrinkage stoping and resue stoping are the mining methods employed at the Ying mines. The LOM plan envisages the continuation of these methods.

16.2.3.1	Shrinkage stoping

A sill drive is initially driven along the vein at 1.8 m height. For typical shrinkage stopes, the lower part of the vein will be mined at 1.2 m width, while the upper part will be mined at 0.8 m width. An access drive at 2 m wide x 2 m high (conventionally a footwall drive) is also developed parallel to the vein at a stand-off distance of about 6 m. Crosscuts for ore mucking from draw-points are driven between the vein and the strike drives at approximately 5 m spacing. Each stoping block is typically 40 m to 60 m in strike length by 40 m to 50 m in height. Travelway raises that are also used for services are established between the levels at each end of the stope block. Waste packs are built on each void side of the raise as stoping proceeds upwards.

Jacklegs are used to drill a 1.8 – 2.0 m stope lift that is drilled and blasted as inclined up-holes with a forward inclination of 65 – 75o (“half-uppers”). The typical drill pattern has a burden of 0.6 - 0.8 m and spacing of 0.8 – 1.2 m, dependent on vein width. Holes are charged with cartridge explosives and ignited with tape fuse. The powder factor is generally 0.4 – 0.5 kg/t. Stope blasting fills the void below with ore as mining proceeds upwards. The ore swell is mucked from the drawpoints to maintain a stope working height of about 2 m. While mining is underway, only about 30% of the stope ore may be mucked. When mining is complete, all remaining ore is mucked from the stope, unless significant wall dilution occurs. The stope is left empty beneath a sill (crown) pillar of, typically, around 3 m thickness (adopted thickness ultimately dependent on extraction width). Ventilation, compressed air and water are carried up the travelway raises to the mining horizon. Loading of the ore from the draw-points is by miners into rail cars, either using rocker-shovels or by hand. Figure 16.4 is a schematic of the shrinkage stoping method.

Figure 16.4 Shrinkage stoping method

Source: Silvercorp.

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16.2.3.2	Resue stoping

Resue stoping veins are typically high-grade and generally between 0.1 m (minimum extraction 0.3 m) and 0.80 m width. Resue stoping involves separately blasting and mucking the vein and adjoining waste to achieve a minimum stope mining width.

Vein and access development preparation is essentially the same as for shrinkage stoping, other than draw points being established at approximately 15 m spacing along strike. Blasted ore is mucked into steel-lined mill holes that are carried up with the stope and feed to the draw points. The base of the mill holes is held in place with a timber set.

Half-upper lifts are drilled with jacklegs and blasted in essentially the same manner as for shrinkage stoping. Typically, after a lift in the vein is blasted and mucked, the footwall is blasted and the ensuing waste is used to fill the space mined out and to provide a working floor. This process is repeated until the stope sill (crown) pillar is reached. The entire stope is left filled with waste from the slashing of the footwall.

The blasted ore is transported by wheelbarrow and / or hand shoveled to the mill hole, which is extended in lift segments as the stope is mined upwards. The footwall waste is slashed (blasted) to maintain a minimum mining width (typically 0.8 m).

The order of vein extraction and footwall slashing is generally dependent on the condition of the vein hangingwall contact. Where the contact is distinct and stable, the vein is extracted first; otherwise the footwall waste is extracted first, followed by vein slashing.

Figure 16.5 shows the back of a resue stope at the SGX mine. Excavation width at the back is about 0.4 m.

Figure 16.5 Resue stope at SGX mine

Source: AMC.

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Rubber mats and / or belting are placed on top of the waste after each waste lift to minimize ore intermingling with the waste (ore losses) and also to minimize over-mucking of the waste (dilution). The rubber mats and / or belting are rolled up and removed prior to slashing the footwall, with that broken material forming the floor for the next platform lift.

Silvercorp acknowledges that in-stope ore movement may potentially be improved by using scraper winches with small buckets.

Figure 16.6 is a schematic of the resue stoping method.

Figure 16.6 Resue stoping method

Source: Silvercorp.

16.2.3.3	Stope management and grade control

Silvercorp has developed a stope management protocol and stope management manual at the Ying operations. The purpose of stope management is to implement stope operation procedures for dilution reduction via the Mining Quality Control Department. The department has a total of 11 technical staff, including management, mine engineers, geologists and technicians, and reports directly to Silvercorp’s HQ in Beijing. The mine engineers in the group are responsible for supervising the stope operation procedure, with stope inspection occurring at least once per day to check that mine contractors are following procedure guidelines. The geologists and geological technicians are responsible for stope geological mapping and sampling, which occurs every 3 – 5 m of stope lift.

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The department also measures the mined area of a stope at the end of each month for mine contract payment purposes.

Key aspects of the stope inspection are as follows:

  Ensuring that the back and floor of the stope are flat prior to drilling blasting holes.

  Checking to ensure the boundary of the mineralization and drillhole locations are correctly marked with red paint before drilling.

  Ensuring drillholes are inclined not less than 60° to the horizontal, are not longer than 2 m, and are drilled optimally relative to vein and excavation width to minimize dilution.

  In a resuing stope, checking if the stope floor is covered with rubber mat / belt before blasting.

  In a resuing stope, checking to make sure that waste is sorted first and left in the stope before mucking ore to the mill holes after blasting; also ensuring that the floor and walls are cleaned with a broom to minimize ore losses before footwall slashing.

  After blasting, checking that the stope back is not more than 3.5 m high and the steel mill holes in a resue stope are properly covered with timbers.

Regarding contract payments, a mine contractor is paid based on the amount of ore mined. As it may be seen as an incentive for the contractor to maximize material removed from the stope, contractor payments are governed by a specific formula that calculates planned ore tonnes based on extraction to design and a planned dilution factor. During mine operations, each rail car or small tricycle load of ore is weighed at a weigh station outside the mine portals. If weighed ore tonnes are greater than planned ore tonnes from a given stoping area, the mine contractor is paid solely based on the planned tonnes. For shrinkage stopes, an adjustment for paid tonnes is required to be made, since a stope usually takes several months to complete and, generally, only blast swell is mucked until the stope nears completion.

16.2.4	Ore and waste haulage

As described above, ore from the resue or shrinkage stopes and waste from development are loaded by hand or rocker shovel into 0.7 m3 rail cars. Each ore car is tagged to identify the stope from which the ore has been mined. The cars are pushed by hand or by loco along the rail on the production level to the bottom of the inclined haulageway, where they are hoisted to the next level. If this level is the adit level, the cars are parked until sufficient numbers have been accumulated to form a train for the locomotive to bring to the portal. The dimensions of the adits and inclined haulageways are referenced above. Some of the mines in the Ying District have internal shafts (winzes). These shafts are used in the same manner as the inclined haulageways. Rail cars are pushed onto the cage for transport to the next level. Only one internal shaft in SGX is equipped with a skip to hoist waste.

Figure 16.7 shows a typical Ying loco with rail cars.

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Figure 16.7 Ying loco and rail cars

Source: AMC.

16.2.5	Equipment

16.2.5.1	Mine equipment

Most of the key mining equipment is provided by Silvercorp and is maintained by contractors. Exceptions to this are the air compressors at small adits such as CM103 and CM102 at the SGX mine, which are provided by the mining contractors. Auxiliary fans, vent bags, low voltage transformers, rocker shovels, submersible pumps, small winches, etc. are provided and maintained by contractors. Ramp development contractors in SGX and LMW also use their own equipment.

The Silvercorp fixed plant is predominantly domestically manufactured and locally sourced. The equipment manufacturers are well known and commonly used. Table 16.1 and Table 16.2 list equipment at the Ying mines.

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Table 16.1 Ying mines current equipment list

Mine / camp	Equipment	Model	Capacity	Quantities
SGX	Winch	2JTP-1.6*0.9	95 kW	1
	Winch	2JTP-1.6*0.9	132 kW	9
	Winch	2JPT-1.6*1.0	132 kW	1
	Winch	JTP-1.2*1.2	75 kW	1
	Winch	JTK-1.0*0.8 (to be replaced)	45 kW	1
	Winch	JTK-1.0*0.8	37 kW	1
	Winch	JTK-1.0*0.8	132 kW	1
	Winch	JTK1.2*1.2	75 kW	1
	Primary fan	K45-No.16	35-65 m3/s	1
	Primary fan	FKCDZ-6-No.20	43.2-103.4 m3/s	2
	Compressor	BK132-8G	Flow: 24 m3/min; Pressure: 0.8 MPa 132 kW	1
	Compressor	JG110LA	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	1
	Compressor	JN132-8	Flow: 24.63 m3/min; Pressure: 0.8 MPa 132 kW	1
	Compressor	KPS132	Flow: 22 m3/min; Pressure: 0.8 MPa 132 kW	1
	Compressor	KRT90-8	Flow: 19.5 m3/min; Pressure: 0.8 MPa 95 kW	2
	Compressor	LG110-8	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	1
	Compressor	LG110A-8	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	4
	Compressor	LG110G1-8	Flow: 20 m3/min; Pressure: 0.7 MPa 110 kW	1
	Compressor	LG110G1-8\17110178	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	1
	Compressor	LG110G-8	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	5
	Compressor	LG122-8	Flow: 22 m3/min; Pressure: 0.8 MPa 132 kW	2
	Compressor	LG-20/8G	Flow: 20 m3/min; Pressure: 0.8 MPa 110 kW	2
	Compressor	LG-22/8G	Flow: 22 m3/min; Pressure: 0.8 MPa 132 kW	4
	Compressor	LGB-9.3/8	Flow: 13 m3/min; Pressure: 0.8 MPa 55 kW	1
	Cage	GLS1/6/1/1		4
	Cage	GLM1/6/1/1		6
	Skip		1.5 m3	1
	Shotcreter	HPS-5	5 m3/h	2
	Shotcreter	JG-150	3.5 m3/h	2
	Auxiliary fan	JK58-4	5.5 kW	52
	Auxiliary fan	JK58-4.5	11 kW	36
HZG	Winch	JTP-1.6*1.2P	132 kW	1
	Winch	2JTP-1.6×1.2P	132 kW	1
	Winch	JTK-1.6×1.5	185 kW	1
	Winch	JTK-1X0.8	45 kW	1
	Winch	JTP-1.2*1.0	75 kW	1
	Skip		1.5 m3	1
	Cage	GLM1/6/1/1		1
	Primary fan	FKZN011/30	30 kW	1
	Primary fan	FKZ-4 N0.10	15 kW	2
	Primary fan	FKZN09/11	11 kW	1
	Auxiliary fan	JK58-4	5.5 kW	10
	Auxiliary fan	JK58-4.5	11 kW	6
	Compressor	BJN-22/80	Flow: 22 m3/min; Pressure: 0.7 MPa	1
	Compressor	LG132G-8	Flow: 24 m3/min; Pressure: 0.7 MPa	1
	Compressor	JG75HA	Flow: 12.5 m3/min; Pressure: 0.7 MPa	1
	Compressor	LG75A	Flow: 13.5 m3/min; Pressure: 0.7 MPa	1
	Compressor	LG110-8	Flow: 20 m3/min; Pressure: 0.8 MPa	2
	Compressor	BJN-10/8G	Flow: 10 m3/min; Pressure: 0.8 MPa	1

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Mine / camp	Equipment	Model	Capacity	Quantities
HPG	Winch	JTP-1.6	132 kW	1
	Winch	JK-2*1.25P	220 kW	1
	Winch	JTP-1.2	75 kW	2
	Winch	JTK-1 (to be replaced)	45 kW	1
	Winch	JTP-1.2*1.0P	45 kW	1
	Winch	JTK-1.2	75 kW	2
	Winch	JTP-1.6*1.25	132 kW	1
	Winch	JTP-1.6*1.5P	185 kW	1
	Compressor	LG110-8	Flow: 20 m3/min; Pressure: 0.8 Mpa, 110 kW	3
	Compressor	LGM75A-II/161201	110 kW	1
	Cage	GLS1/6/1/1		1
	Primary fan	K45-4-10	30 kW	1
	Auxiliary fan	JK 2-2-No.4	5.5 kW	4
	Auxiliary fan	9.19-No.5.6	11 kW	3
	Auxiliary fan	JK255-2	5.8 kW	8
	Auxiliary fan	JK58-4.5	11 kW	4
LME	Winch	JTP1.6*1.2P	132 kW	1
	Winch	2JTP-1.6*0.9	132 kW	1
	Winch	2JTP-1.6*0.9P	132 kW	1
	Cage	GLM-1/6/1/1		1
	Primary fan	FBCZ No11	7.5 kW	1
	Auxiliary fan	JK2-2-No4	5.5 kW	3
	Compressor	LG110A-8	Flow: 20 m3/min; Pressure: 0.8 Mpa, 110 kW	1
LMW	Winch	JTP-1.2*1.0P	75 kW	3
	Winch	JT1.0*0.8	37 kW	1
	Winch	JTP-1.0*0.8	37 kW	1
	Winch	JTP-1.6*1.2P	132 kW	1
	Cage	GLM-1/6/1/1		1
	Primary Fan	K45N017/6	110 kW	1
	Auxiliary fan	Jk58-4	5.5 kW	12
	Auxiliary fan	JK58-4.5	11 kW	13
	Compressor	3L-10/8	65 kW	1
	Compressor	4L-20/8	132 kW	1
	Compressor	JC110-10	110 kW	1
	Compressor	LG110A-8	Flow: 20 m3/min; Pressure: 0.8 Mpa, 110 kW	8
	Compressor	LG110G-8/11012	110 kW	1
	Compressor		55 kW	1
TLP	Winch	JK-2.0×1.5	185 kW	1
	Winch	JTK-1.0×0.8	55 kW	1
	Winch	JTP-1.2*1.0	75 kW	2
	Winch	JTP-1.2*1.0P	75KW	2
	Winch	JTP-1.6*1.2	132KW	1
	Winch	JTP-1.6×1.2	132KW	1
	Winch	GLM1/6/1/1		2
	Skip		1.2 m3	1
	Primary fan	FBCZ-4-No11	30 kW	1
	Primary fan	FBCZ No11/30	30 kW	1
	Auxiliary fan	JK 2-2-NO4	5.5 kW	20
	Auxiliary fan	9.19-No.5.6	11 kW	15
	Compressor	MGM901-8		1
	Compressor	LG75A	Flow: 13.5 m3/min; Pressure: 0.7 Mpa	1
	Compressor	LG132A-8		2
	Compressor	LG110G-8		2
	Compressor	LG110SF-22/8	Flow: 22 m3/min; Pressure: 0.8 MPa	2
	Compressor	LG110A-8	Flow: 20 m3/min; Pressure: 0.8 MPa	3
	Compressor	JA75HA	Flow: 12.5 m3/min; Pressure: 0.8 MPa	3

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Table 16.2 Ramp contractor equipment list

Contractors	Equipment	Model	Capacity	Quantities
SGX Ramp	One boom Jumbo Drill	CIJ17HT-C	55 kW	1
	Caterpillar type loader	LWLX-180	55 kW	2
	Shovel	XG951 III	162 kW	1
	Shotcreter	PC5T	5 m3/h	2
	Concrete mixer	JZC350	20 m3/h	2
	Compressor	LG110A-8/11011	20 m3/min	3
	Haul trucks	15t	125 kW	5
	Auxiliary fan	JK58-4	5.5 kW	15
HZG Ramp	Slag harrow	LWLX-120	45 kw	1
	Shovel	LG833N	92 kW	1
	Compressor	VDS-150A/110KW	24 m3/min	1
	Haul trucks	15T	118 kw	3
	Auxiliary fan	FBCDN06.0/2	18.5 kW	1
LMW Ramp	Shovel	XG951 III	60 kW	1
	Shovel	50	60 kW	1
	One boom Jumbo Drill	HT81	60 kW	1
	Electric rake		22.5 kW	3
	Auxiliary fan	JK58-4	5.5 kW	32
	Auxiliary fan	YBT/FBY	7.5 kW	15
	Concrete mixer	350 Model	15 kW	1
	Haul trucks	15t	125 kW	2
	Haul trucks	25T	125 kW	7
	Compressor	LG110A-8/11011	20 m3/min	7
	Wheel Mucking Loader	LWT-60	15 kW	2
	Wheel mounted mucker	Y17	10.5 kW	10
	Shotcreter	PZ-5	5.5 kw	2
	Mucking machine	Z-17AW	10.5 kW	3
TLP Ramp	One boom Jumbo Drill	CYTJ45B	55	1
	Shovel	CLG855N	162	2
	Shotcreter	PZ-6-1		1
	Concrete mixer	JZC350B	5.5	1
	Compressor	LG132G-8/17	132	5
	Haul trucks	FQ3250GD303	250	8
	Axial flow fan	FBDNo 8.0	2*45	1
	Axial flow fan	FBDNo 7.1	2*37	3
	Axial flow fan	YBT-22	22
	Axial flow fan	YBT-18.5	18.5	8
	Axial flow fan	YBT-5.5	5.5	2
	Axial flow fan	YBT-11	11	8
DCG Ramp	Shovel	CLG855N	162 kW	1
	Excavator	E655F	38.3 kW	1
	Slag harrow	ZWY-60/11T	11 kW	3
	Shotcreter	PC5T	5 m3/h	1
	Concrete mixer	JG320	10 m3/h	1
	Compressor	YMFII110	110 kW	1
	Compressor	LG110G-8/190505	110 kW	1
	Haul trucks	15t	125 kW	3
	Auxiliary fan	SDF No7.1	75 kW	1
	Auxiliary fan	JK58-4	5.5 kW	6

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16.2.5.2	Equipment advance rates

Table 16.3 summarizes advance rates assumed for development and production activities.

Table 16.3 Equipment advance rates

Development or production activity	Rate (m/month)	Machine type
Jumbo - Ramp	120	Single boom electric-hydraulic
Jackleg – Levels (Hand Mucking)	50	Jackleg (YT-24)
Jackleg – Levels (Mechanical Mucking)	60	Jackleg (YT-24)
Jackleg - Stope Raises	40	Jackleg (YT-24)
Jackleg – Shaft (Mechanical Mucking)	55	Jackleg (YT-24)
Jackleg – Declines (Mechanical Mucking)	60	Jackleg (YT-24)

16.2.6	Manpower

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations.

Each mine complex is run by a mine manager and one or two deputy mine managers. Because of their proximity, the SGX and HZG mines have common management, as do the TLP, LME, and LMW mines.

The Ying mines have about 3,625 workers in total. Table 16.4, Table 16.5, and Table 16.6 provide a recent ‘snapshot’ of the workforce, split by Silvercorp staff, contract workers, and Silvercorp hourly employees.

Table 16.4 Silvercorp staff

Mine	Staff
SGX	206
HGZ	40
HPG	52
TLP / LME	175
LMW	75
Mill Plant	178
Company Administration	108
Total	834

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Table 16.5 List of contract workers in the Ying district

Mine	Contractors	Workers	Location
SGX	Henan Sanyi Construction Engineering Ltd	238	CM101, PD700
	Lushi Jinsheng Tunneling Engineering Ltd.	280	CM105
	Hongji Construction Engineering Ltd	290	PD16, SGX XPD
	Luoyang Xinsheng Mining Engineering Ltd.	68	CM102, CM103, CM108
	Subtotal	876
HZG	Luoyang Xinsheng Mining Engineering Ltd.	36	HZG XPD
	Lushi Jinsheng Tunneling Engineering Ltd	187	PD820, PD810, PD890
	Subtotal	223
HPG	Luoyang Xinsheng Mining Engineering Ltd.	72	PD2
	Luoyang Xinsheng Mining Engineering Ltd.	154	PD3
	Subtotal	226
LME	Henan Sanyi Mining Construction	251	PD900, PD838
	Subtotal	251
LMW	Luoyang Xinsheng Mining Engineering Ltd.	264	PD991, PD924, SJ969
	Shangluo Shunan Engineering Ltd. (T)	232	PD980 (XPD)
	Subtotal	281
TLP	Luoyang Xinsheng Mining Engineering Ltd.	153	PD820, PD846
	Luoyang Xinsheng Mining Engineering Ltd.	133	PD800, PD840, PD890
	Shangluo Shunan Tunneling Engineering Ltd.	291	PD730, PD930, PD960, PD990, PD1050, PD1070
	Zhejiang Xinlong Construction Ltd	141	PD820-XPD
	Subtotal	717
DCG	Luoyang Xinsheng Mining Engineering Ltd.	45	DCG XPD
	Subtotal	45
Total		2,714

Table 16.6 Silvercorp hourly workers

Mine	Workers	Location
SGX	43	SGX Hand picking, waste sorting
HZG	4	HZG Hand picking, waste sorting
HPG	5	HPG Hand picking, waste sorting
LME	4	LME Hand picking, waste sorting
LMW	5	LMW Hand picking, waste sorting
TLP	16	TLP Hand picking, waste sorting
Total	77

16.2.7	Ventilation

Mine ventilation at the Ying mines is planned and set up to be in accordance with Chinese laws and regulations. Among the key ventilation requirements are: minimum ventilation volume per person (4 m3/min/person), minimum ventilation velocity (typically 0.25 - 0.50 m/sec dependent on location or activity), and minimum diluting volume for diesel emissions (4 m3/min/kW). The following section describes the ventilation system at SGX. Other mines have a similar network of fans, entries and face ventilation.

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16.2.7.1	SGX primary ventilation

The SGX primary ventilation volume is predominantly influenced by the minimum air velocity for the various development and production activities. The peak ventilation volume is estimated to be 63.6 m3/sec, which is inclusive of 15% air leakage.

A diagonal ventilation system is utilized in the SGX mine.

West Wing (Vein S14, S6, S2 Stopes): fresh air enters 400 mRL, 350 mRL, 300 mRL, and 260 mRL from adit PD16 via No.2 internal shaft and CM105 via No.1 internal shaft. Exhaust air returns to the 650 Adit via 450 mRL, exploration line 70 - 72 internal shaft, and ventilation raises, and then is exhausted to surface by a main axial fan.

East Wing (Vein S16W, S7, S8, S21 Stopes): fresh air enters 400 mRL, 350 mRL, 300 mRL, and 260 mRL from adit CM101 via No.3 internal shaft, and CM105 via No.1 internal shaft. Exhaust air: part returns to the 650 Adit via 450 mRL, exploration line 70 – 72 internal shaft, and ventilation raises, and then is exhausted to surface by a main axial fan, which is located at PD650 entrance; the remainder of the exhaust air returns to the 680 Adit via 490 mRL and ventilation raises, and then is exhausted to surface by a main axial fan.

The PD700 adit uses a separate ventilation system: fresh air enters 570 mRL and 530 mRL from adit PD700 via the inclined haulageway and internal shaft. Exhaust air returns to the CM108 Adit via 640 mRL and ventilation raises, and then is exhausted to surface by a main axial fan.

One 75 kW axial ventilation fan is installed in the entrance of PD 650 Adit. One 22 kW axial ventilation fan is installed in the entrance of PD 680 Adit. One 22 kW axial ventilation fan is installed in the entrance of CM108 Adit. All these fans have spare motors for back-up.

Figure 16.8 is a ventilation system diagram for the SGX mine.

Figure 16.8 SGX ventilation system diagram

Source: Silvercorp 2020.

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16.2.7.2	Secondary ventilation

The secondary ventilation system consists of auxiliary fans for ventilating production faces, development faces, and infrastructure chambers.

Development faces are ventilated using domestically manufactured fans (5.5 to 11 kW – 380 V). A combination of forced and exhaust ventilation is applied for long distance blind-headings.

Stopes are force ventilated using domestically manufactured fans via the timber-cribbed access. The stope air returns to the upper level via a raise.

16.2.8	Backfill

Backfill such as tailings or development waste is not required for shrinkage mining, where blasted ore provides a working platform for each stope lift. The ore is removed on completion of stope mining leaving an empty void. There is potential to opportunistically dispose of development waste into these voids, but current mine plans do not make allowance for this.

The resue stoping method uses blasted waste from the footwall (to achieve the minimum mining width) as the working platform for each stope lift. The waste remains in the stope at completion of stope mining.

16.2.9	Dewatering

Mine dewatering is accomplished under the requirement from the “Chinese Safety Regulations of Metal and Non-metal Mines”.

Typical underground water flow from the different mines is listed in Table 16.7 below.

Table 16.7 Mines water flow

Mine	Maximum water flow (m3/day)	Average water flow (m3/day)
SGX	3,888	3,360
HZG	346	249
HPG	346	327
LME	188	175
LMW	1,723	1,564
TLP	495	456

The SGX dewatering system is described in some detail below. The dewatering systems at HZG, HPG, TLP, LME, and LMW mines are similar to those at SGX. These systems are briefly described also.

16.2.9.1	SGX dewatering

The pumping system is a dirty water arrangement with a sump and three pumps at each location. In normal circumstances, one pump is running, one is being maintained, and one is on standby. Under conditions of maximum water inflow, all available pumps can be operated, except for pumps that are being maintained. If all pumps operate, they can handle the maximum estimated inflow rate. There are two main pipelines to surface, one of which is on standby. The underground sump capacity is 6 – 8 hours at the average water yield.

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Stage 1 dewatering

Pump stations equipped with three or more pumps connected directly to surface are located at the bottom of internal shafts. Table 16.8 lists station pumps at the bottom of internal shafts.

Table 16.8 Stage 1 water pumps at SGX mine

Portal	Model	Units	Power (kW)	Flow (m3/h)	Lift (m)
CM101	MD85-45*9	3	160	85	405
	D46-50*9	1	110	46	450
CM105-S1#	MD155-67*6	2	280	155	402
	MD85-45*9	1	160	85	405
CM105-S2#	MD155-67*6	2	280	155	402
	D46-50*9	1	110	46	450
	MD25-50*8	1	75	25	400
PD16	D25-50*8	2	75	25	400
	MD25-50*8	1	90	46	400
PD700	MD46-50*7	3	75	46	350
CM105 Skip shaft	MD155-67*6	3	280	155	402
CM102	MD25-50*5	1	37	50	250
	MD46-50*5	1	55	46	250
CM103	WQX12.5-80/4	2	5.5	12.5	80
YPD	WQX12.5-80/4	2	5.5	12.5	80

Stage 2 dewatering

Mining level accesses have been designed with a 0.3% gradient to allow for drainage. The pump and piping arrangements are similar to Stage 1. The inflow collected from various mining levels is then pumped to the 260 m elevation; from here it is pumped to surface through the 1st stage dewatering system. Table 16.9 lists the details of the SGX second stage pumping system.

Table 16.9 Second stage water pumps at SGX mine

Pump stations	Units	Model	Power (kW)	Flow (m3/h)	Lift (m)
CM101	7	WQX12.5-120	9.2	12.5	120
CM105-S1	1	MD25-50*6	45	25	300
	1	MD46-50*5	55	46	250
	1	MD46-50*6	75	46	300
	4	WQX20-80	5.5	20	80
CM105-S2	3	MD155-67*5	220	155	335
PD16	5	WQX20-80	5.5	20	80

In case of a flood, water dams are set up at the entrance to shaft stations and pump houses in order to protect personnel and equipment.

Development face dewatering

Conventional electric submersible pumps are used for development ramp and decline face dewatering on an as-needed basis. Water is stage discharged to the nearest level pump station.

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16.2.9.2	HZG dewatering

HZG dewatering is divided into two stages: the first stage is from 450 mRL to 650 mRL, the second stage is from 650 mRL to 820 mRL. The first stage utilizes three 75 kW D25-50xX8 centrifugal pumps. For the second stage, three 75 kW D25-50X5 centrifugal pumps are located at the pump station in a similar set-up to SGX.

16.2.9.3	HPG dewatering

PD3 dewatering is divided into two stages: the first is from 300 mRL to 460 mRL, and the second is from 460 mRL to PD3 (600 m) adit level. The sumps at both 300 mRL and 460 mRL have a capacity of 300 m3. For the first stage, there are two centrifugal pumps: model D85-50X4 with power draw 75 kW, and one centrifugal pump - D46-50X4 model - with power draw at 45 kW. For the second stage, there are three centrifugal pumps: model D85-50X5 with power draw at 75 kW. Two 108 mm pipelines installed in inclined haulageways take the water to surface. One line is on standby.

16.2.9.4	TLP dewatering

Water discharge is currently from the 700 m level to the 730 m level, and then via the PD730 adit to surface. The pump model is WQ40-80/4-15, head is 80 m, designed discharge capacity is 40 m3/h and power is 15 kW. For the second dewatering area, there are three centrifugal pumps installed in Line 31 internal shaft at 510 mRL bottom pump station. The model is MD46-50X6, power is 75 kW. Two 89 mm pipelines are installed along Line 31 internal shaft, via 650 mRL, Line 33 internal shaft, PD770 inclined haulageway, and PD 770 adit to surface.

16.2.9.5	LMW and LME dewatering

LMW

Three centrifugal pumps (model MD46-50X11), with a combined power draw of 132 kW, are installed in the 969 shaft 500 mRL bottom pump station. There are two 89 mm pipelines installed in the 969 shaft, which are then routed via 926 mRL and PD 924 adit to surface.

LME

At LME, three 110 kW MD46-50x8 centrifugal water pumps are installed at the 500 mRL pump station in the PD900 internal shaft to the surface. The second dewatering area is handled by three 75 kW MD46-50x6 centrifugal water pumps installed in the internal shaft 700 mRL bottom pump station. Two 89 mm pipelines are installed in PD838-700 and then routed via 840mRL and PD 838 adit to surface.

16.2.10	Water supply

Water consumption at the SGX area is low and is sourced from the Guxian Reservoir. It is primarily used for drilling and dust suppression. Water consumption is rated at 19.3 m3/h for each portal. As per safety regulations, a fire-prevention system with 27 m3/h is required. To meet safety and production needs, there is a 200 m3 water pond at each portal, except for PD16, where the capacity is 300 m3. Water supply is via 89 mm diameter pipelines.

The water source for HZG, HPG, TLP, LME, and LMW mines is from nearby creeks and springs and underground sources. A water pond of 100~200 m3 capacity is established at each adit portal. Both the water quality and quantity from local creeks is sufficient to meet mine requirements.

HZG requirements are estimated at 330 m3/d. There is a water pond of 100 m3 at each portal.

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HPG requirements are estimated at 310 m3/d. There is a water pond of 200 m3 at the mine site, with water being delivered via a 107 mm diameter pipeline. An additional water pond of 300 m3 was constructed in 2017 for pumping underground water to No.2 Mill.

TLP Mine requirements are estimated at 556 m3/d for drilling and dust suppression. There is a water pond of 200 m3 at the mine site, with water being delivered via an 89 mm diameter pipeline.

LM Mine requirements are estimated at 320 m3/d for LME and 400 m3/d for LMW. There is a water pond of 200 m3 at each portal, with water being delivered via 89 mm diameter pipelines for LME and 150 mm diameter pipelines for LMW.

16.2.11	Power supply

Power for the SGX mine is supplied from the local government network by three lines. One is a 35 kV high-voltage line that is connected from Luoning Guxian 110 kV substation; the second is a 10 kV high-voltage line that is connected from Luoning Guxian 35 kV substation. The power source is hydropower, generated at the Guxian Reservoir Dam, and the length of overhead power lines is about 8 km. The third network supply is a 10 kV high-voltage line from the Luoning-Chongyang 35 kV substation, about 12 km from SGX.

A fully automated 35 kV substation in the immediate vicinity of the mine site was built in 2008. The capacity of the main transformers is 6,300 kVA.

The 35 kV overhead line can supply main power for all mine production; the 10 kV overhead line is maintained as a standby. Two 1,500 kW and one 1,200 kW generators are installed in the fully automated 35 kV substation as a back-up supply for the CM101, CM102, CM103, CM105, PD16, and PD700 adits and XPD decline in the event of a power outage.

Underground water pumping stations and hoist winches belong to the first-class power load, and require two independent 10 kV power lines, one for operation and the other for backup. During normal operation they can maintain stope operation in addition to meeting the requirement of the first-class power load. In case of emergencies, including underground flooding, they are only required to guarantee service of the first-class power load.

See also Section 18.3.

16.2.12	Compressed air

Compressed air is primarily used for drilling. Jacklegs are used in all stopes and conventional development faces. A minor quantity of air is used for shotcrete application and cleaning blast holes.

Compressor plants are located adjacent to each portal; they are of two-stage, electric piston configuration. Air is reticulated via steel pipes of varying sizes, depending on demand, to all levels and is directed to emergency refuge stations. Air lines are progressively sized from 101 mm diameter down to 25 mm diameter at the stopes.

Compressed air consumption is estimated for each mine operating system (usually differentiated by adits), based on mine production and number of development faces. Suitable air compressors are installed to satisfy volume requirements.

16.2.12.1 Explosives

Refer to Section 18.8.6.

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16.2.13	Communications

Mine surface communication is available by landline service from China Network Company (CNC) and by mobile phone service from China Mobile (CMCC) and China Unicom.

Key underground locations such as hoist rooms, shaft stations, transportation dispatching rooms, power substations, pump stations, refuge rooms, and the highest point of each level are equipped with telephones. Communication cables to underground are connected via internal shafts and declines. Internal telephones are installed in operating areas and dispatching rooms, which are also connected with communication cables to the local telephone lines.

16.3	Safety

Ying mine safety is practiced as per Chinese health and safety laws and regulations. The Occupational Health and Safety (OHS) department role is to provide safety training, enforce OHS policies and procedures, make mine safety recommendations and carry out daily inspections of the underground workings and explosives usage.

Each of the mining contractors is required to appoint safety officers at an average ratio of one safety officer to 20 contractor workers for each portal.

A ten-member safety committee is maintained for each of the SGX (including HZG), HPG, TLP, LME, and LMW mines. The committees are led by the Henan Found General Manager and include the Deputy General Manager, Mine Manager, Safety Department Supervisor, and mining contractor representatives. The committees are coordinated by each mine’s safety division, and the mine management and the safety officers are required to have valid mine safety training certificates issued by the Provincial Bureau of Safe Production and Inspection.

Insurance policies covering death and injury have been purchased for all company staff and contractor workers in the mines.

The mine and contractors supply Personal Protective Equipment (PPE) to their own personnel.

A contract with the Luoning County General Hospital is in place to take and treat injured workers from all mines, except those only requiring first aid treatment at the mine clinic.

The QP notes that Silvercorp has gone beyond Chinese statutory requirements in certain areas of safety but also recognizes that some operating practices and procedures fall short of more international standards. The QP recommends that Silvercorp continue with a focus of improving mine and site safety and including implementation of a policy where the more stringent of either Chinese or Canadian safety standards is employed.

16.4	Development and production quality control

Since late 2015, Silvercorp has implemented a workplace safety and work quality checklist system to reinforce operations process control. The significant improvement in the head grades of silver, lead and zinc since the December quarter of 2015 may be attributed in part to this initiative, a feature of which is an internal “Enterprise Blog” (EB) system in the management of Mine Production and Safety Information, which the Company implemented in August 2015. The “Enterprise Blog” is an internet social media system that facilitates and makes transparent the distribution and flow of work-related knowledge and information for parties at different locations.

First, all possible risks / hazard sources (potential hazards), risk levels, and control methods in all operating activities, machinery and equipment are identified; then, management processes and

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formulates corresponding inspection items for different hazards, and summarize them into an "Inspection Form".

Before each shift, on-site management personnel investigate item by item, enter the inspection results into the "Fact Sheet" system, and upload on-site inspection photos or other attachments. If all the inspection results of the inspection items are satisfied, the operation can be started. If there is a potential safety hazard but the hidden hazard can be eliminated by on-site action, the operation will be started after the hidden hazard is eliminated on the site. Personnel cannot start an operation until the safety risks are eliminated and safety is confirmed.

In the system, for example, each of the mining stopes, development faces, or pieces of equipment is assigned a “blog” name. Daily results of onsite inspection for these stopes or faces by responsible engineers are required to be “published” on their “blogs”. The results are listed in a structured data format in a “check-list table”, containing information and supporting photos as required by the Company. Related parties at different levels of the management team can access the daily “blog” directly, for each workplace, for first-hand information. The EB system will also record if a management person has accessed the “blog” to read or comment on the daily results under his responsibility. With the EB, information collection, distribution, retrieval and monitoring has become transparent and immediate. The information and knowledge collected by the frontline technicians or engineers freely flows throughout layers of the management structure. The responsible management person has the requirement, incentive, and tools to make prompt and more accurate decisions that can be instantly delivered to responsible parties. From the safety point of view, using the EB enables personnel to be easily informed about any potentially hazardous conditions and mine safety inspectors to collect and analyze the current status and history of stopes and development faces.

Further, based on all the data recorded by the fact-finding system, performance appraisal of the work quality of personnel involved in safety production management is carried out to ensure that safety production measures and processes are implemented as required.

In summary, some of the benefits of the EB system are:

  Information collection, distribution, retrieval, and monitoring has become transparent and instant.

  Information and knowledge collected by the frontline technicians or engineers freely flows through the management structure.

  Safety information is readily shared.

  The structured data format allows statistics to be generated for key management info.

  Management has the requirement, incentive, and tools to make prompt and more accurate decisions.

  Collaboration is facilitated, KPI assessments are able to be fair and timely, and each person is accountable for his work.

16.5	Production and scheduling

16.5.1	Development schedule

Table 16.10 summarizes the LOM development schedule for each of the Ying mines and for the operation as a whole.

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Table 16.10 Ying Mines LOM development schedule by fiscal year (FY)

Mine	Categories (m)	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
SGX	Capital lateral	1,207	14,974	12,834	13,953	12,300	10,632	9,469	7,880	6,885	5,263	4,019	3,493	3,565	3,191	2,467	2,750	2,635	1,500	950	450		120,417
	Capital vertical	54	1,331	2,280	1,620	1,756	2,515	2,123	1,029	683	456	290	461	235	452	150	270						15,705
	Operating lateral	923	11,122	8,796	9,101	9,341	9,853	9,903	9,745	8,749	8,120	7,633	7,784	6,991	7,131	5,920	5,071	5,356	5,148	4,994	3,870		145,551
	Operating vertical	343	4,343	3,558	3,511	4,203	4,053	4,500	5,029	4,619	3,903		3,740				3,098						44,900
	Total	2,527	31,770	27,468	28,185	27,600	27,053	25,995	23,683	20,936	17,742	11,942	15,478	10,791	10,774	8,537	11,189	7,991	6,648	5,944	4,320		326,573
HZG	Capital lateral	349	4,797	5,566	4,179	4,317	3,907	4,031	4,388	4,550	5,039	5,158	993	1,210									48,485
	Capital vertical	0	125	3	60	0	125	124	67	125	0	113	134	0									876
	Operating lateral	142	1,910	1,539	1,832	1,664	1,931	1,721	1,561	1,206	961	647	479	289									15,882
	Operating vertical	48	865	503	803	853	724	738	584	668	293	293	94	156									6,622
	Total	539	7,697	7,611	6,874	6,834	6,687	6,614	6,600	6,549	6,293	6,211	1,700	1,655									71,865
HPG	Capital lateral	135	175	721	984	845	320	811	1,309	1,858	986	675	954	3,022	3,084	1,954	2,005	1,646	1,534				23,018
	Capital vertical	0	305	46	0	348	115	93	157	148	381	20	48	100	245	368	81	61	49				2,565
	Operating lateral	588	4,593	4,399	4,092	3,889	4,476	4,233	3,341	3,327	3,784	4,151	3,622	1,535	789	845	857	820	290				49,631
	Operating vertical	306	979	758	1,028	1,040	1,112	929	1,210	587	783	1,076	1,039	355	171	159	61	0	49				11,642
	Total	1,029	6,052	5,924	6,104	6,122	6,023	6,066	6,017	5,920	5,934	5,922	5,663	5,012	4,289	3,326	3,004	2,527	1,922				86,856
LME	Capital lateral	281	3,970	2,420	1,050	1,474	2,619	1,337	503	515	140	140	0	0	0	0	0	0					14,448
	Capital vertical	0	5	1,310	1,310	510	0	0	0	0	0	0	0	0	0	0	0	0					3,135
	Operating lateral	816	2,119	2,204	3,330	3,673	2,680	3,279	2,803	2,343	2,671	2,505	2,767	2,315	2,535	2,560	2,654	2,055					43,310
	Operating vertical	147	671	1,077	1,233	1,266	1,093	1,293	1,088	1,032	1,093	1,335	887	1,356	1,223	1,231	1,082	1,595					18,701
	Total	1,244	6,765	7,012	6,922	6,923	6,392	5,909	4,394	3,890	3,904	3,980	3,654	3,671	3,758	3,792	3,736	3,649					79,593
LMW	Capital lateral	0	3,774	3,837	4,391	4,528	4,921	5,164	4,597	3,977	4,292	3,069	1,841	770	0	0	156	0	0	0	0	0	45,318
	Capital vertical	0	0	0	0	61	0	0	0	0	0	0	0	0	0	61	0	0	0	0	0	0	122
	Operating lateral	692	4,665	4,466	4,365	4,062	3,250	3,277	2,780	3,685	2,402	1,373	1,733	2,016	1,631	1,724	1,689	1,242	1,117	988	1,103	485	48,744
	Operating vertical	884	1,251	1,342	1,464	1,281	915	1,098	915	1,098	732	366	1,281	1,037	915	915	976	732	549	488	610	305	19,154
	Total	1,576	9,690	9,645	10,220	9,932	9,086	9,539	8,292	8,760	7,426	4,808	4,855	3,823	2,546	2,700	2,822	1,974	1,666	1,476	1,713	790	113,338
TLP	Capital lateral	1,690	10,158	8,443	8,582	5,565	7,385	8,050	7,255	5,450	5,070	4,105	4,450	4,030	2,835	3,360							86,428
	Capital vertical	622	6,068	1,830	1,050	595																	10,165
	Operating lateral	2,761	6,843	6,178	5,274	5,904	5,392	4,316	3,972	4,783	4,175	3,716	3,489	2,762	3,488	2,506	1,884	505					67,949
	Operating vertical	1,112	1,581	1,939	2,183	2,629	2,015	2,346	1,738	2,291	2,388	1,847	1,468	1,655	1,646	1,067	1,045	421					29,371
	Total	6,184	24,651	18,390	17,089	14,693	14,792	14,712	12,965	12,524	11,633	9,668	9,407	8,447	7,969	6,933	2,929	926					193,913
Ying	Capital lateral	2,455	22,874	20,987	19,186	16,729	19,152	19,394	18,051	16,349	15,527	13,147	8,239	9,032	5,919	5,314	2,161	1,646	1,534	0	0	0	217,697
	Capital vertical	676	7,834	5,469	4,040	3,270	2,755	2,340	1,253	956	837	423	643	335	697	579	351	61	49	0	0	0	32,568
	Operating lateral	5,921	31,253	27,582	27,994	28,533	27,583	26,730	24,203	24,094	22,113	20,025	19,874	15,908	15,573	13,555	12,154	9,977	6,555	5,982	4,973	485	371,067
	Operating vertical	2,840	9,690	9,177	10,222	11,272	9,912	10,904	10,564	10,295	9,192	4,917	8,509	4,559	3,955	3,372	6,262	2,748	598	488	610	305	130,390
Total	Total	11,891	71,651	63,215	61,442	59,804	59,402	59,367	54,071	51,694	47,668	38,512	37,265	29,833	26,145	22,820	20,929	14,432	8,736	6,470	5,583	790	751,722

Note: Some totals may not compute exactly due to rounding.

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Development is characterized as either operating or capital, and includes vein exploration, stope preparation, level development, decline and shaft excavation, and underground infrastructure development. Capital development is notionally that associated with ramp excavation, level access and level rock transportation routes. Operating development is notionally the portions of the level access that provide immediate access to a stope, draw point accesses, and vein development, including exploration vein development.

The QP notes the projected advance rate of 120 m/month (~4 m/day) for the main ramp developments at SGX and LMW. The QP considers that the projected LOM development totals are achievable and that a continuing high degree of development focus will be necessary throughout the Ying operation.

16.5.2	Mines production

16.5.2.1	Production rate

Mine operations are scheduled for 365 days of the year, but with production on a 330 days per year basis. Nominal projected production rates for shrinkage and resuing stopes are around 1,200 and 600 t per month respectively, but with the actual rate from each stope being dependent on realized vein and excavation widths.

Table 16.11 is a general summary of production rates and projected years of operation for the Ying mines.

Table 16.11 Ying mines production rate summary

Mine	Production rate (t/month)		Typical no. of stopes in operation	Typical annual production (kt/a)	Estimated mine life (years)
	Shrinkage	Resue
SGX	1,200	600	69	238	20
HZG	1,200	600	15	56	11
HPG	1,200	600	14	73	17
LME	1,200	600	16	67	17
LMW	1,200	600	17	64	20
TLP	1,200	600	40	121	16

16.5.2.2	Mines production: 1 July 2016 to 31 Dec 2019

Table 16.12 summarizes mine production tonnes and grade from 1 July 2016 to end of December 2019, including high-grade, hand-sorted ore (direct shipping ore).

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Table 16.12 Ying mines production run-of-mine, Q2 FY2017 to end of Q3 FY2020

Mine	Ore type	Unit	2017Q2-Q4	2018	2019	2020Q1-Q3
SGX	Ore mined	t	201,803	257,601	251,047	208,399
	Grade	Ag (g/t)	356	353	346	355
		Pb (%)	7.31	6.72	6.66	7.09
		Zn (%)	1.94	1.83	1.81	1.83
HZG[1]	Ore mined	t	34,516	48,027	56,070	46,390
	Grade	Ag (g/t)	340	356	486	446
		Pb (%)	1.22	1.16	2.01	1.64
		Zn (%)	-
HPG	Ore mined	t	48,621	51,261	58,958	47,768
	Grade	Ag (g/t)	128	119	107	111
		Pb (%)	4.24	4.44	3.29	3.26
		Zn (%)	0.64	1.10	1.28	1.26
LME	Ore mined	t	28,485	50,073	52,301	40,608
	Grade	Ag (g/t)	396	502	472	478
		Pb (%)	1.84	2.09	2.10	2.05
		Zn (%)		0.14	0.50	0.50
LMW[2]	Ore mined	t	64,318	66,213	63,466	50,993
	Grade	Ag (g/t)	315	317	328	343
		Pb (%)	3.68	3.19	3.45	2.92
		Zn (%)	-			0.12
TLP	Ore mined	t	85,508	140,966	140,734	134,660
	Grade	Ag (g/t)	210	194	195	200
		Pb (%)	2.49	2.80	3.08	3.46
		Zn (%)	-
Ying Mines	Ore mined	t	463,252	614,141	622,576	528,818
	Grade	Ag (g/t)	301	306	310	310
		Pb (%)	4.80	4.44	4.40	4.55
		Zn (%)	0.91	0.87	0.89	0.89

Notes: Total Ore Mined includes hand-sorted, high-grade ore. 1 HZG includes ore from BCG (BCG is south portion of HZG). 2 LMW includes ore from PD991 (small access tunnel at LM).

16.5.2.3	Production schedule

Table 16.13 is a summary of projected LOM production for each of the Ying mines and for the entire operation based on the end-2019 Mineral Reserve estimates.

Annual ore production is projected to be maintained between 655 kt and 687 kt through to and including FY2031. From 2032 to 2036, annual ore production is projected to average about 600 kt, and then to drop from 443 kt to 283 kt over the final four years, as operations at the SGX, HPG, LME, and LMW mines tail off. The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The QP also comments that the ability to achieve projected production will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower. The QP notes that, although there is a certain amount of risk associated with the

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provision of key resources, the Ying mines performance in recent years lends support to a having a good degree of confidence that production tonnage targets can be achieved.

The QP comments that, although Ag grades, particularly driven by SGX, are indicated to steadily decrease over the LOM, beyond 2025, the AgEq grade is maintained in a fairly narrow range between 378 g/t and 436 g/t, with the full LOM average AgEq grade at 454 g/t. This is consistent with the mines developing more to depth, with a general decrease in Ag grades and a corresponding increase in Pb and Zn grades. To maintain optimum metal grades, the QP recommends that Silvercorp continue its recent and current efforts on dilution and grade control via the Mining Quality Control Department.

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Table 16.13 Ying Mines LOM production

SGX	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	29	255	255	255	260	261	261	261	261	262	261	261	262	261	261	262	261	261	253	247	243	5,193
Ag (g/t)	357	359	356	321	307	305	271	268	264	265	261	269	272	266	269	277	259	255	237	226	227	277
Pb (%)	6.43	6.45	6	6.34	5.76	5.25	5.64	5.22	5.53	5.46	5.54	4.82	5.28	5.21	4.92	4.79	5.25	5.29	5.32	5.41	5.11	5.43
Zn (%)	2.12	2.25	2.44	2.72	2.47	2.79	2.97	3.36	2.6	2.73	2.87	3.27	2.44	2.87	2.69	2.51	2.34	2.04	2.04	1.94	1.97	2.57
AgEq (g/t)	634	639	625	608	568	555	539	529	520	521	523	515	515	516	504	504	498	489	472	463	453	529
HZG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032									Total
Ore (kt)	9	51	50	53	53	53	53	53	53	53	53	43	40	-	-	-	-	-	-	-	-	616
Ag (g/t)	413	403	383	389	357	324	344	337	318	306	286	244	225									330
Pb (%)	0.61	0.71	1.05	0.76	1.04	1.57	0.94	0.92	0.58	0.54	0.46	0.64	0.51									0.82
Zn (%)	0.26	0.25	0.22	0.17	0.22	0.16	0.17	0.19	0.17	0.12	0.15	0.14	0.12									0.18
AgEq (g/t)	434	427	420	415	394	378	377	368	338	325	302	266	243									359
HPG	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038			Total
Ore (kt)	12	63	65	69	70	71	71	70	71	70	70	70	70	70	69	70	66	63	61.719	-	-	1,240
Au (g/t)	1.14	1.14	0.65	1.58	1.42	1.21	0.92	1.16	0.52	1.25	1.85	1.48	1.89	1.65	1.61	1.37	0.91	0.87	0.94			1.25
Ag (g/t)	93	98	102	88	103	108	108	87	84	69	60	67	61	62	35	29	39	50	41			72
Pb (%)	4.27	4.5	4.64	3.18	3.34	3.48	3.17	4.17	5.01	3.64	2.95	3.29	2.96	2.7	2.06	2.77	2.8	2.19	2.18			3.29
Zn (%)	1.05	1.17	1.79	2.16	1.64	1.43	2.76	1.12	1.4	1.58	1.32	1.34	0.96	1.36	1.88	1.15	0.83	0.85	0.87			1.43
AgEq (g/t)	347	362	356	355	354	347	348	339	334	319	316	313	311	298	256	244	218	206	200			306
LME	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037				Total
Ore (kt)	10	64	69	76	70	75	69	72	80	74	78	81	75	74	73	74	64	64	-	-	-	1,243
Ag (g/t)	395	407	424	410	352	354	319	295	296	322	275	272	300	231	242	228	250	220				306
Pb (%)	1.59	1.86	1.71	2.35	2.7	1.95	1.27	1.68	1.18	1.15	1.21	1.23	1.45	1.83	1.43	1.29	1.26	1.53				1.59
Zn (%)	0.44	0.43	0.37	0.46	0.51	0.27	0.38	0.46	0.38	0.41	0.31	0.37	0.37	0.51	0.39	0.34	0.28	0.35				0.39
AgEq (g/t)	455	475	486	496	450	424	367	358	341	366	320	318	354	300	296	277	297	277				365
LMW	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	11	65	67	71	69	69	67	68	69	68	68	68	67	69	68	68	66	65	69	63	54	1,349
Ag (g/t)	306	333	330	330	360	369	354	341	352	329	334	333	333	339	316	297	278	267	258	236	212	317
Pb (%)	2.59	2.67	3.05	3.57	2.96	2.57	2.87	3.08	2.65	3.10	2.76	2.61	2.51	2.13	2.57	2.72	2.93	2.67	2.09	2.11	2.57	2.71
Zn (%)	0.27	0.24	0.25	0.28	0.25	0.28	0.26	0.38	0.28	0.36	0.29	0.27	0.27	0.29	0.34	0.35	0.28	0.32	0.33	0.29	0.26	0.29
AgEq (g/t)	396	426	437	456	464	460	454	449	445	437	430	425	420	413	406	392	381	360	331	310	302	412
TLP	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036					Total
Ore (kt)	28	146	141	149	148	141	161	155	165	146	138	140	141	141	142	139	128	-	-	-	-	2,348
Ag (g/t)	193	211	258	267	293	262	260	242	240	241	199	239	227	219	196	172	133					230
Pb (%)	3.73	3.51	2.71	2.57	2.26	2.73	2.85	3.11	2.75	2.93	3.58	2.72	2.98	3.31	3.60	3.67	3.89					3.07
Zn (%)	0.32	0.32	0.39	0.34	0.36	0.39	0.32	0.33	0.33	0.29	0.25	0.32	0.35	0.30	0.36	0.30	0.29					0.33
AgEq (g/t)	320	331	351	354	371	355	357	348	334	342	322	331	329	333	319	297	265					334
Ying Mine	2020Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	99	645	647	673	670	670	682	679	699	672	668	664	654	615	614	612	585	452	384	309	296	11,989
Au (g/t)	0.14	0.11	0.07	0.16	0.15	0.13	0.09	0.12	0.05	0.13	0.19	0.16	0.20	0.19	0.18	0.16	0.10	0.12	0.15	-	-	0.13
Ag (g/t)	282	305	316	301	297	289	270	259	257	255	238	247	246	236	228	221	208	224	209	228	224	257
Pb (%)	3.96	4.30	4.00	4.00	3.75	3.60	3.64	3.71	3.66	3.62	3.67	3.28	3.52	3.74	3.61	3.65	3.97	3.95	4.24	4.74	4.65	3.81
Zn (%)	0.94	1.16	1.31	1.42	1.31	1.39	1.58	1.58	1.27	1.38	1.39	1.58	1.23	1.53	1.52	1.35	1.26	1.39	1.54	1.61	1.66	1.41
AgEq (g/t)	448	488	488	482	465	452	438	429	415	420	409	405	409	412	398	388	381	401	403	432	426	429

Notes: Rounding of some figures may lead to minor discrepancies in totals. Zinc not included in AgEq calculation for HZG, TLP, and LMW mines.

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16.6	Reconciliation

Table 16.14 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed, including high grade, hand-sorted ore, for the Ying mines from 1 July 2016 to 31 December 2019.

Table 16.14 Mineral Reserve to production reconciliation: July 2016 – December 2019

	Mine	Ore (kt)	Grade			Metal
			Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	923	311	5.78	2.37	9,233	53.34	21.87
	HZG	191	331	1.01		2,032	1.92
	HPG	259	114	4.46	1.07	948	11.54	2.77
	LME	223	337	1.78	0.32	2,425	3.97	0.72
	LMW	324	330	3.32		3,440	10.77
	TLP	429	259	3.36		3,570	14.39
	Total	2,349	287	4.08	1.08	21,649	95.94	25.37
Reconciled Mine Production[1,2]	SGX	919	352	6.92	1.85	10,144	61.97	16.57
	HZG	185	415	1.55		2,407	2.79
	HPG	207	116	3.79	1.08	749	7.64	2.18
	LME	171	469	2.04	0.31	2,523	3.42	0.52
	LMW	245	325	3.33		2,494	7.95
	TLP	502	199	3.00		3,128	14.69
	Total	2,229	307	4.53	0.89	21,445	98.47	19.27
Mine Production as % of Reserves	SGX	100%	113%	120%	78%	110%	116%	76%
	HZG	97%	125%	154%		118%	146%
	HPG	80%	101%	85%	101%	79%	66%	79%
	LME	77%	139%	115%	97%	104%	86%	72%
	LMW	76%	98%	100%		72%	74%
	TLP	117%	77%	89%		88%	102%
	Total	95%	107%	111%	82%	99%	103%	76%

Notes:
1 Includes high-grade, hand-sorted ore.
2Assumes 2.5% moisture in wet ore.

The QP makes the following observations relative to the data in Table 16.14:

  Overall, the mine produced 5% less tonnes at a 7% higher silver grade, an 11% higher lead grade and an 18% lower zinc grade; for 1% less contained silver, 3% more contained lead and 24% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that zinc has only a small effect on revenue (6% of total projected revenue as per 2019 Mineral Reserves).

  In terms of mined silver, SGX, HZG, and LME were well above reserve grades, while HPG and LMW were approximately the same and TLP was significantly below. Lead grades show a similar pattern, although with HPG and TLP being 15% and 11% respectively below reserve grades. Grade values suggest that the dilution control emphasis has achieved good results overall, but with a minority of site areas (e.g., at TLP) possibly having more dilution than projected.

  Factors that may have contributed to results variability include:

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¯	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.
¯	Variable or adverse ground conditions.
¯	Use of shrinkage stoping in very narrow and / or discontinuous veins.
¯	Mining of lower grade, but still economic, material outside of the vein proper.
¯	Misattribution of feed source to the mill.
¯	Mill process control issues.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP has previously endorsed these actions and continues to do so. It is also recommended that Silvercorp undertake periodic mill audits aimed at ensuring optimum process control and mill performance.

16.7	Mining summary

The Ying mine complex is a viable operation with a projected LOM through to 2040 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

Annual ore production is projected to be maintained between 655 kt and 687 kt through to and including FY2031. From FY2032 to FY2036, ore production is projected to average about 600 ktpa, and then to drop from 443 ktpa to 283 ktpa over the final four years, as operations at the SGX, HPG, LME, and LMW mines wind down. The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ability to achieve projected production will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower and, although there is a certain amount of risk associated with the provision of key resources, the Ying mines performance in recent years lends support to a having a good degree of confidence that production tonnage targets can be achieved.

Silver grades, particularly driven by SGX, are indicated to steadily decrease over the LOM. Through to and including 2025, the silver grade is projected to average 307 g/t. Beyond 2025, the silver grade ranges between 267 g/t and 203 g/t, but with the AgEq grade maintained in a fairly narrow range between 378 g/t and 436 g/t. The full LOM average AgEq grade is projected at 454 g/t. The grade profile is consistent with the mines developing more to depth, with a general decrease in Ag grades and a corresponding increase in Pb and Zn grades.

The QP recommends that efforts continue to fully integrate the Resource estimation, Reserve estimation, and mine planning processes for both internal planning and external reporting.

The QP also recommends that Silvercorp undertake periodic audits aimed at optimizing process control and mill performance, and that the summation of individual ore car weights by stope and zone be fully integrated into the tracking and reconciliation process.

The Ying mines safety is governed by Chinese statutory requirements and the QP acknowledges that, in certain areas, those requirements are exceeded. The QP advises, however, that Silvercorp should continue with a focus on safety improvement, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

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The QP recommends that Silvercorp investigate the use of portable compressors in mining areas with a view to minimizing power costs; and also investigate the benefits of the application of slushers for muck movement in stopes.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, could provide an opportunity to effectively employ more bulk-mining methods such as longhole benching, and still with reasonable dilution. The QP recognizes the technological change that would be required for their implementation but recommends that Silvercorp investigate the application of such methods.

The QP considers that adoption of the above recommendations can form part of the day-to-day running of the Ying mines and that no specific cost provisions need be made in this regard.

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17	Recovery methods

17.1	Introduction

Silvercorp runs two processing plants, Plant 1 (also known as No.1 Mill) and Plant 2 (also known as No.2 Mill), for the Ying operations, with a total design capacity of 1,600 tpd (prior to October 2011), and then 2,600 tpd after October 2011 when expansion phase II was completed. The two plants are situated within 2 km of each other. The development history is described below and summarized in Table 17.1:

  Both plants were designed based on the lab tests completed by HNMRI in 2005.

  Plant 1 (Xiayu Plant, 600 tpd) has been in operation since March 2007.

  Plant 2 (Zhuangtou Plant): (1) Phase I (1,000 tpd) has been in production since December 2009; (2) Phase II (1,000 tpd) has been in production since October 2011 when expansion of another parallel flotation bank was completed. The total design processing capacity is now 2,000 tpd.

  Total processing capacity for Plants 1 and 2 in 2020 is 2,600 tpd of ore.

In this section, global production data up to March 2020 has generally been referenced. Individual plant performance reconciliation data is based on the full FY2020.

Table 17.1 Summary of Processing Plants 1 and 2 capacities

Items	Plant 1	Plant 2 (Phase I)	Plant 2 (Phase II)	Plants 1+2
First year in operation	Mar 2007	Dec 2009	Oct 2011
Design capacity (tpd)	600	1000	1000	2600
Actual capacity (tpd)	800	900	900	2600
Plant availability (day/yr)	330	330	330	330
Major ore feed	LM / TLP / HZG	All	All	All
Tailings pond	P1-Zhuangtou	P2-Shiwagou	P2-Shiwagou	P1+P2

17.2	Ore supply and concentrate production from Ying property mines

17.2.1	Ore supply

Ore from the Ying mines is shipped via barge and / or truck to the milling flotation Plants 1 and 2:

  SGX / HPG lumps: Rich, large-size galena lumps with characteristic specular silver-grey colour may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. Such lumps are milled in a dedicated facility, and then sold directly or mixed with flotation PbS concentrate for sale. The lead lumps bypass the flotation circuit. No hand-sorting was done in FY2020.

  SGX / HZG and HPG ore: Transported using trucks on barges from the SGX / HZG and the HPG mines across the lake, and then trucked to the plant. In addition, an ore transportation tunnel from SGX to HPG has been constructed and the haul road from HPG to the plants has been upgraded. Thus, as a backup, the ore can be transported through the tunnel and via the haul road to the plants.

  TLP / LME / LMW ores: Transported via truck directly from mine site to the plant.

  DCG ore: a transportation tunnel is being built from TLP to DCG to haul the ores from DCG via TLP to the plant.

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Table 17.2 summarizes the ore supply from the mines from 2017 to June 2020. Some aspects of note are:

  There has been a slight decline in annual production from 2017 to 2020.

  SGX and TLP have been the major ore suppliers for the plants, but with increasing and decreasing contributions from TLP and SGX respectively.

  LMW production decreased from 88 ktpa to 58 ktpa.

  Ore production from LME, HZG, and HPG has generally been stable.

Table 17.2 Ore supply to Plants 1 and 2 from FY2017 to FY2020

Fiscal year	Unit	SGX	TLP	LME	LMW	HZG	HPG	Subtotal
2017	Tonnes	278,280	115,944	42,364	88,430	50,520	62,673	638,211
	Contribution (%)	44	18	7	14	8	10	100
2018	Tonnes	259,121	141,752	49,458	66,821	48,464	53,117	618,732
	Contribution (%)	42	23	8	11	8	9	100
2019	Tonnes	251,354	140,305	52,498	63,553	54,447	57,695	619,851
	Contribution (%)	41	23	8	10	9	9	100
2020	Tonnes	236,797	154,373	44,436	58,435	52,618	54,946	601,605
	Contribution (%)	39	26	7	10	9	9	100
Production ranking (2020)		1	2	6	3	5	4

Notes:

  Wet tonnes basis.

  Numbers may not compute exactly due to rounding.

Table 17.3 and Figure 17.1 again show the decrease in processed ore tonnes (wet) from 2017 to 2020, with the 2020 number being 94% of the 2017 value.

Table 17.3 Ore supply from FY2017 to FY2020 (wet base including lead lumps)

Fiscal year	2017	2018	2019	2020
Tonnes	638,211	618,732	619,851	601,605
Relative %	100	97	97	94

Figure 17.1 Total ore treated and year on year percentage relative to 2017

Source: Silvercorp.

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17.2.2	Ore composition per mine

Table 17.4 shows average ore grades by mine for FY2020. TLP and HZG have very low zinc values (shown as ‘zero’ in the table as processing of zinc from these sites is of little value).

Table 17.4 Average ore composition by mine (dry basis including lead lumps, FY2020)

Unit	SGX	TLP	LME	LMW	HPG	HZG	Average
Ag (g/t)	356	201	473	340	117	445	322
Pb (%)	7.11	3.42	2.05	2.92	3.30	1.67	3.41
Zn (%)	1.86		0.50	0.10	1.31		0.94
Au (g/t)					0.68

17.2.3	Concentrate production by mine in FY2020

Table 17.5 summarizes the quantity of PbS and ZnS concentrate products, by mine, in FY2020. There was no hand-sorting ore during this period.

Table 17.5 Concentrate production by mine (FY2020)

Products	Wt.	SGX	TLP	LME	LMW	HZG	HPG	Subtotal
1. Hand-sorted concentrate
	(tonnes)	0	0	0	0	0	0	0
2. Flotation concentrate
Pb Float Conc	(tonnes)	24,645	10,503	1,716	3,808	1,581	4,031	46,285
Zn Float Conc	(tonnes)	5,329		154	14		848	6,344
Pb+Zn Conc	(tonnes)	29,973	10,503	1,870	3,822	1,581	4,879	52,629
Conc contribution (%)		56.95	19.96	3.55	7.26	3.00	9.27	100
Conc. production ranking (2020)		1	2	5	4	6	3

17.2.4	Concentrate quality and metal recovery (average) FY2017 – FY2020

Table 17.6 and Table 17.7 summarize the concentrate quality and recovery (average) by year, with the recovery also shown in Figure 17.2. The results indicate that:

  Pb and Ag recoveries have been stable. The average recovery rates for Pb and Ag are 96.09% and 95.75%, respectively; these values are significantly higher than the common design recovery rate of 90%.

  Ag and Pb grades in PbS concentrate have shown a gradual increase over the years, although the average Pb grade is still lower than the design value of 60%.

  Zn grade in ZnS concentrate has shown a gradual increase over the years, and the average Zn grade is also higher than the design value of 45%.

  Zn recovery has shown a significant increase over the years, but the average Zn recovery is still significantly lower than the target, this being attributed to lower zinc content in the ore feed.

  The statistics are consistent with an increasing proportion of production from lower grade mines like TLP, while over 50% of Pb concentrate is from SGX.

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Table 17.6 Concentrate quality by year from FY2017 to FY2020

Product	Year	Wt (t)	Pb (%)	Zn (%)	Ag (g/t)
PbS Lumps Hand sort	2017	315	60.58	4.06	2,244
	2018	82	67.39	2.61	1,965
	2019	281	62.59	2.32	2,961
	2020
PbS Flotation Conc	2017	55,955	49.81	4.71	3,211
	2018	50,995	50.39	4.00	3,444
	2019	47,227	53.62	4.21	3,790
	2020	46,285	55.31	3.35	3,758
Design			60	1.95
ZnS Flotation Conc	2017	5,597	1.10	48.82	313
	2018	5,352	0.78	51.25	283
	2019	5,750	0.78	50.91	292
	2020	6,344	0.81	52.46	307
Design			0.95	45

Table 17.7 Overall metal recovery by year from FY2017 to FY2020

Year	Pb (%)	Zn (%)	Ag (g/t)
2017	96.45	46.03	95.45
2018	96.32	52.29	95.74
2019	95.68	54.12	95.83
2020	95.89	63.24	95.98
Average	96.09	53.92	95.75
Design	90	85	90

Figure 17.2 Overall metal recovery to concentrate from FY2017 to FY2020

Source: Silvercorp.

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17.2.5	Impact of ore type on concentrate quality and metal recovery (FY2020)

Table 17.8 to Table 17.12 summarizes the concentrate production by mine (SGX, HZG, HPG, TLP, LME, and LMW) for FY2020.

Table 17.8 SGX mine – ore processed – actual mass balance (FY2020)

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	236,797
Dry tonnes	230,601	100	7.11	1.86	356	100.00	100.00	100.00
Lead Con.	24,645	11	65.05	5.15	3,216	97.76	29.57	96.54
Zinc Con.	5,329	2	0.84	52.16	311	0.27	64.81	2.02
Tails	200,628	87	0.16	0.12	6	1.96	5.62	1.44

Zinc grade and recovery at SGX are lower than target due to lower zinc content in the ore feed.

Table 17.9 TLP mine – ore processed – actual mass balance (FY2020)

Productio n	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	154,373
Dry tonnes	150,065	100	3.42	0.00	201	100.00	0.00	100.00
Lead Con.	10,503	7	44.38	0.00	2,687	90.95	0.00	93.60
Zinc Con.	0	0	0.00	0.00	0.00	0.00	0.00	0.00
Tails	139,561	93	0.33	0.00	14	9.05	0.00	6.40

Table 17.10 LME mine – ore processed – actual mass balance (FY2020)

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	44,436
Dry tonnes	43,163	100	2.05	0.50	473	100.00	100.00	100.00
Lead Con.	1,716	4	48.42	5.51	11,542	94.10	43.74	97.00
Zinc Con.	154	0	0.80	50.96	929	0.14	36.18	0.70
Tails	41,293	96	0.12	0.11	11	5.76	20.07	2.30

Table 17.11 LMW mine including PD 991-ore processed – actual mass balance (FY2020)

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	58,435
Dry tonnes	57,058	100	2.92	0.10	340	100.00	100.00	100.00
Lead Con.	3,808	7	42.09	0.71	4,927	96.18	45.67	96.68
Zinc Con.	11	0	1.10	47.35	407	0.01	8.86	0.02
Tails	53,239	93	0.12	0.05	12	3.81	43.54	3.29

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Table 17.12 HPG mine – ore processed – actual mass balance (FY2020)

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	54,946
Dry tonnes	53,471	100	3.30	1.31	117	100.00	100.00	100.00
Lead Con.	4,031	8	41.36	3.96	1,400	94.49	22.90	90.47
Zinc Con.	848	2	0.61	54.71	168	0.30	66.44	2.28
Tails	48,592	91	0.19	0.15	9	5.21	10.67	7.24

Table 17.13 HZG mine (includes BCG1 contribution) - ore processed - actual mass balance (FY2020)

Production	Wt (Tonne)	Mass yield (%)	Grade			Recovery
			Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Wet tonnes	52,618
Dry tonnes	51,420	100	1.67	0.00	445	100.00	0.00	100.00
Lead Con.	1,581	3	50.91	0.00	14,062	93.81	0.00	97.05
Zinc Con.	0	0	0.00	0.00	0	0.00	0.00	0.00
Tails	49,839	97	0.10	0.00	13	6.09	0.00	2.90

Note: 1BCG is south part of HZG.

Table 17.8 to Table 17.13 indicate that:

  PbS grade: only SGX is close to the design concentrate grade of 60 – 65% Pb.

  Pb recovery reached design for all mines, and Pb recoveries for SGX and LMW are significantly higher than design.

  Ag recoveries for SGX, LME, LMW, HZG, and TLP ore exceeded the design value.

  ZnS grade: Zn grades met the target grade for SGX, HPG, LMW, and LME.

  Zn recovery for all mines is lower than the design value (85%), due to low zinc in the feed, or minimal zinc for TLP, LME, LMW, and HZG.

  In all the six mines, lead concentrates contained more than 33% Pb, which is acceptable within the Chinese domestic smelting market, although higher treatment charges and lower percent payables are experienced (see terms in Section 19).

17.2.6	Ore supply by plant

Silvercorp has adopted the following strategies to maximize the metal recovery and plant processing throughput:

  High-grade lead lumps can be hand-sorted at the mine sites (although none were processed in this manner in FY2020) and not processed via flotation circuit. This increases overall lead recovery as the recovery for this fraction of lead in the feed is 100%. This has also helped to reduce the flotation circuit loading and the operating cost.

  Plant 1: mainly processes development low grade ores from LME, LMW, HZG, and part of TLP. It is normally operated once a month or once every two months.

  Plant 2: processes ores from all mines.

  Lead concentrates from Plant 1 and Plant 2 are blended to maximize profit.

  For higher Ag-grade ore from LME, LMW, and HZG, the Pb concentrate product grade set-point is set slightly lower to increase the recovery.

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Table 17.14 shows the ore feed by mine for flotation. SGX, TLP, and HPG are rich in lead; and TLP, LMW, LME, and HZG have little zinc. Lead recovery ranges from 90.95% to 97.76%, with an average of 94.55%. Silver recovery ranges from 90.47% to 97.05%, with an average of 95.22%. Zinc recoveries are 66.44% for HPG, 64.81% for SGX, and 36.18% for LME, with an average of 44.55%.

Table 17.14 Flotation feed: ore grade and recovery (FY2020)

Mines	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	7.11	1.86	356	97.76	64.81	96.54
HZG	1.67	0.00	445	93.81	0.00	97.05
TLP	3.42	0.00	201	90.95	0.00	93.60
HPG	3.30	1.31	117	94.49	66.44	90.47
LME	2.05	0.50	473	94.10	36.18	97.00
LMW	2.92	0.10	340	96.18	10.78	96.68
Average	3.41	0.63	322.04	94.55	44.55	95.22

Table 17.15 shows the ore feed from each mine processed at flotation Plants 1 and 2 in FY2020.

Table 17.15 Flotation feed: tonnes to plants (FY2020)

Mines	Plant 1 (t)	Plant 2 (t)	Subtotal (t)
SGX	1,095	235,702	236,797
TLP	16,687	137,686	154,373
LME	0	44,436	44,436
LMW	35,675	22,761	58,435
HPG	0	54,946	54,946
HZG	42,270	10,348	52,618
Subtotal	95,726	505,879	601,605
Ratio (%)	16.00	84.00	100.00

Table 17.15 indicates that, for FY2020:

  For Plant 2, ore from all mines was used as the feed for flotation.

  For Plant 1, generally only low-grade ores from TLP, LMW, and HZG were processed.

  84% of the ore was processed at Plant 2; the average daily processing rate was about 1,480 tpd. Plant 2 is currently under-utilized, treating less than its design capacity of 2,000 tpd.

  16% of the ore was processed at Plant 1; the average daily processing rate was about 280 tpd, versus the original design capacity of 600 tpd.

17.2.7	LOM mill feed schedule

From the LOM mine schedule, a mill feed schedule has been derived on the assumption that only low-grade ores from LME, LMW, TLP, and HZG are fed to Plant 1, while the majority of ore from all mines is fed to Plant 2. This is shown in Table 17.16 below.

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Table 17.16 LOM mill feed schedule

Plant	Plant 1					Plant 2								Total ktpa
Mine year	HZG ktpa	TLP ktpa	LMW ktpa	Subtotal ktpa	Rate ktpd	SGX ktpa	HZG ktpa	HPG ktpa	TLP ktpa	LME ktpa	LMW ktpa	Subtotal ktpa	Rate ktpd
FY2020Q4	3.6	5.5	4.6	13.6	0.2	29.3	5.3	12.0	22.1	10.0	6.8	85.5	1.0	99.2
FY2021	20.4	29.3	25.9	75.6	0.2	255.2	30.5	63.0	117.1	64.3	38.9	569.0	1.7	644.5
FY2022	20.1	28.1	26.8	75.1	0.2	255.2	30.2	64.7	112.4	68.8	40.2	571.5	1.7	646.6
FY2023	21.1	29.9	28.3	79.3	0.2	255.2	31.6	68.9	119.4	76.5	42.4	594.1	1.8	673.4
FY2024	21.1	29.6	27.7	78.4	0.2	260.1	31.7	70.0	118.3	70.1	41.5	591.8	1.8	670.2
FY2025	21.1	28.2	27.7	77.0	0.2	261.0	31.7	70.6	112.8	75.2	41.6	592.9	1.8	669.9
FY2026	21.2	32.2	27.0	80.3	0.2	261.1	31.7	70.6	128.8	68.7	40.4	601.3	1.8	681.6
FY2027	21.1	31.1	27.0	79.2	0.2	261.1	31.7	70.3	124.2	71.9	40.5	599.8	1.8	679.0
FY2028	21.1	33.0	27.7	81.9	0.2	261.0	31.7	70.8	132.0	79.6	41.6	616.7	1.9	698.6
FY2029	21.1	29.2	27.0	77.3	0.2	261.7	31.7	70.1	116.8	74.2	40.5	594.9	1.8	672.3
FY2030	21.2	27.6	27.3	76.0	0.2	261.0	31.7	70.2	110.3	77.5	40.9	591.6	1.8	667.6
FY2031	17.2	28.0	27.4	72.6	0.2	261.0	25.8	70.2	112.0	80.9	41.1	591.0	1.8	663.5
FY2032	16.1	28.2	26.7	71.0	0.2	261.5	24.1	70.2	112.8	74.8	40.1	583.5	1.8	654.5
FY2033		28.2	27.6	55.8	0.2	261.2		69.9	112.8	74.3	41.3	559.5	1.7	615.3
FY2034		28.4	27.4	55.8	0.2	261.1		69.3	113.6	73.1	41.1	558.4	1.7	614.2
FY2035		27.8	27.2	55.0	0.2	261.6		69.6	111.2	74.3	40.7	557.4	1.7	612.4
FY2036		25.5	26.5	52.0	0.2	261.0		65.6	102.1	64.2	39.7	532.6	1.6	584.6
FY2037			26.1	26.1	0.1	260.5		62.7		63.9	39.1	426.2	1.3	452.2
FY2038			27.5	27.5	0.1	253.3		61.7			41.2	356.3	1.1	383.7
FY2039			25.0	25.0	0.1	246.7					37.6	284.3	0.9	309.3
FY2040			21.4	21.4	0.1	242.9					32.2	275.1	0.8	296.5
Total	246	470	540	1,256		5,193	370	1,240	1,879	1,243	810	10,733		11,989

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17.3	Mill Plant 1 (Xiayu)

17.3.1	Process flowsheet

For processing Plant 1, general view photos and the flowsheet are shown in Figure 17.3 and Figure 17.4 respectively.

Figure 17.3 General view photos (Plant 1)

Source: Silvercorp.

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Figure 17.4 Flowsheet (Plant 1)

Source: Silvercorp.

The flowsheet includes the following major unit operations:

  Crusher circuit - crusher discharge becomes mill feed.

  Ball mill and Pb flotation circuit (one train, conventional Pb flotation arrangement, capable of processing 800 tpd).

  Filtration and product handling circuit.

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17.3.2	Process description

The overall process consists of crushing, grinding, flotation of lead concentrate, and concentrate dewatering unit operations:

  Ore crusher circuit (closed circuit with two-stage crusher-screen: jaw crusher, one cone crusher, vibrating screen, dust collectors, two ore storage bins) (one train: 1 x 800 tpd).

  Ball mill circuit-spiral classifiers circuit (one train: 1 x 800 tpd).

  Plant 1 was upgraded from its initial 600 tpd design capability – now 800 tpd.

  Flotation circuit (PbS flotation circuit: rougher-scavenger-cleaner cells, chemical preparation tanks) (one bank: 1 x 800 tpd).

  Concentrate thickening-ceramic filtration circuit (PbS filtration - one train).

  Water make-up system.

  Tailings storage pond.

The following minor changes have been made to the original Plant 1 design:

  Addition of one cone crusher to reduce ball mill feed size and thus to increase overall ball mill capacity from 600 to 800 tpd.

  The original ball mill grinding size target was coarsened from 70% to 60% (-200 mesh), which helps to reduce energy consumption, mill grinding time and filtration time; with only a small recovery loss (see Section 13). In 2014, the system was adjusted with the ball mill grinding size target modified from 60% to 61% to 63% (-200 mesh), which resulted in increased Pb recovery of 0.41% and Ag recovery of 2.16 g/t respectively.

  Replacement of lime slurry by NaOH / Na2CO3 for pH control in the flotation circuit, with improvements in operability.

  Chemical consumption is slightly higher than that determined by the lab work.

  No water treatment plant is required, with recycle water from the tailings storage pond and fresh water from the reservoir being used.

17.3.2.1	Crushing

The crushing is a closed circuit, consisting of jaw-cone crushers with a vibrating screen. The primary jaw crusher (Model: PEF 500 x 750) has a closed side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the secondary cone crusher (Model: PYH-2X cone crusher), which has a closed side setting of 15 mm. Discharge from the secondary crusher is conveyed back to the 15 mm aperture screen. Product undersize discharge from the screen feeds fine-ore bins with live storage capacity of 100 t.

Dust from the crushing and screening processes is collected under vacuum, captured in a baghouse dust filter and then transferred to a process tank, with the resulting slurry introduced to flotation.

17.3.2.2	Milling classification (two trains)

  Crushed ore from the live bins is conveyed to a closed milling circuit consisting of two trains, each with a grate-discharge ball mill (Model: MQCG 2100 x 3600) and a screw classifier (Model: FG-200).

  The ball charge is made up of Mn-steel balls, with diameters ranging from 60 mm to 120 mm.

  The target grind size is 61% to 63% passing 200 mesh and the overflow density is maintained at 40% solids by weight, when introduced to the conditioning tanks ahead of lead flotation.

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17.3.2.3	Flotation (one train)

  The O/F (fine product) from the screw classifier flows to the lead rougher conditioning tank, and then to the lead rougher flotation cells. The lead flotation bank consists of one stage of roughing, two stages of scavenging (both BF-4 type cells) and three stages of cleaning (BF-1.2 type cells), arranged as shown in Figure 17.4.

17.3.2.4	Product concentrating, filtration, and handling

  The lead concentrate slurry flows to a concrete settling containment structure for settling.

  The settled slurry, containing approximately 50% to 60% solids by weight, is pumped to a ceramic filter for dewatering. The moisture content of the dewatered lead concentrate is 7% to 10%.

  The filter cake product is sent to Plant 2 for concentrate blending. Blended concentrate products are then sold and shipped by truck to the clients.

The QP notes that there is also a zinc flotation circuit in Plant 1 but, due to low Zn in the feed ore to Plant 1, that circuit is not in operation.

To optimize profitability, high grade PbS concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade PbS concentrate (40% to 50% Pb) from Plant 1, before shipping the blended concentrate to the clients.

17.3.2.5	Tailings thickening

  Tailings are directly pumped through up to four discharge outlets into the Zhuangtou tailings storage pond located at the northern creek between Plant 1 and Plant 2.

  The plant recirculates the lead concentrate tailings overflow in addition to the tailings dam supernatant water.

  A crew of two people monitors the tailings storage pond. Reclaimed process water from the tailings pond is recycled for reuse in the milling process. In addition, a crew of two staff carry out maintenance of the water reclamation circuit and pump stations.

17.3.3	Metallurgical performance (Plant 1)

Table 17.17 lists the mass balance based on design for the Plant 1. It is noted that only the lead flotation circuit is in operation.

Table 17.17 Design mass balance at Plant 1 (daily basis)

Product	Quantity (tpd)	Distribution (%)	Pb (%)	Zn (%)	Pb recovery (%)	Zn recovery (%)
Ore	600	100	3.18	1.73	100	100
Pb Conc	28.62	4.77	60.00	1.95	90.00	5.38
Zn Conc	19.62	3.27	0.95	45.00	0.98	85.00
Tailings	551.76	91.96	0.31	0.18	9.02	9.62

Mass balances have been shown in Table 17.10, Table 17.11, and Table 17.13 for LME, LMW, and HZG ores respectively for FY2020, and ore grade vs recovery for LM, HZG and (part of) TLP is shown in Table 17.18. The processing results show that:

  Pb / Ag recoveries exceed the design expectation for both LMW and HZG ores.

  Pb recovery is slightly lower than the design expectation for SGX ore and slightly higher for the TLP ore, but the Ag recovery exceeds the design target of 90%.

  No Zn concentrate generated.

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Table 17.18 Flotation feed: ore grade vs. recovery (FY2020) (Plant 1)

Mines	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	0.66	N/A	130	89.59	N/A	94.20
HZG	1.57	N/A	432	93.43	N/A	97.08
LMW	2.69	N/A	323	96.31	N/A	96.57
TLP	3.36	N/A	220	93.54	N/A	94.42

17.4	Mill Plant 2 (Zhuangtou)

A general view photo and flowsheet are shown in Figure 17.5 and Figure 17.6, respectively.

Figure 17.5 General view photos (Plant 2)

Source: Silvercorp.

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Plant 2 (Zhuangtou) is located 2 km to the west of Plant 1. Plant 2 also includes two parallel processing lines. The first line with a design capacity of 1,000 tpd has been operating since December 2009. The second flotation line, also with a design capacity 1,000 tpd, was installed in October 2011.

Figure 17.6 Flowsheet for Plant 2

Source: Silvercorp.

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17.4.1	Flowsheet

The flowsheet includes the following major unit operations:

  Crusher circuit (one train).

  Ball mill and Pb / Zn differential flotation circuit (two trains).

  Filtration and product handling circuit (one train).

17.4.2	Process description

The process for Plant 2 is very similar to that for Plant 1, except for the larger size equipment, and consists of the following:

  Ore crusher circuit (closed circuit with three-stage crushing-screening: one jaw crusher, two cone crushers, vibration screen, dust collectors, ore storage bins) (one train: 1 x 2,500 tpd).

  Ball mill circuit two-stages ball mill, (Model: φ2.7 × 4.0 with 15” hydrocylone / spiral classifiers, Model: 2FG2.4) (two trains: 2 x 1,000 tpd).

  Flotation circuit (PbS flotation-ZnS flotation: rougher-scavenger-cleaner cells, chemical reagent preparation tanks) (2 x 1,000 tpd). No copper flotation.

  Product thickening – Ceramic-disc filtration circuit (PbS filtration, ZnS filtration).

  Water make-up system.

  Tailings storage pond (monitored by 7 people).

The plant design was based on a design document very similar to Plant 1, with minor changes to those implemented in Plant 1.

17.4.2.1	Crushing

The crushing is a closed circuit, consisting of two jaw-cone crushers with a vibrating screen (see Figure 17.6). The primary jaw crusher (Model: PEF 800 x 1000) has a closed side setting of 80 mm. Discharge from the primary jaw crusher is conveyed to the secondary cone (Model: PYHD-3CC), which has a closed-side setting of 15 mm. Discharge of the secondary cone is conveyed to the 15 mm aperture vibrating screen. Ore larger than 15 mm is conveyed to the tertiary cone crusher (Model: PYH-3CC), which has a closed-side setting of 15 mm. Discharge from the tertiary crusher is conveyed back to the 15 mm aperture screen. Undersize product discharge from the screen feeds ore bins with a live capacity of 1,000 t.

17.4.2.2	Milling classification

Crushed ore from the live bins is conveyed to a closed milling circuit consisting of a two trains, each of grate-discharge ball mill (Model: MQG 2.7 x 4.0) and 15” hydrocyclone / spiral classifiers (Model:2FG2.4).

17.4.2.3	Flotation

  Similar to Plant 1, but with larger cells (BF-16 and BF-4).

  No copper flotation.

17.4.2.4	Product concentrating, filtration and handling

Similar to Plant 1 with larger size thickener, filter, and handling system.

To optimize profitability, high grade PbS concentrate (55% to 65% Pb) from Plant 2 is blended with medium grade PbS concentrate (40% to 50% Pb) from Plant 1 before shipping to clients.

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17.4.2.5	Tailings thickening

Tailings from the zinc scavenger flotation circuit are directly pumped into the Shi Wa Gou tailings storage pond located below Plant 2.

17.4.3	Metallurgical performance (Plant 2)

Originally, Plant 2 was designed to process both Pb / Zn ore as well as Cu / Pb / Zn ore. In practice, however, Plant 2 currently processes Pb / Zn ore only. The design mass balance for Phase I of Plant 2 is shown in Table 17.19. Plant 2 was subsequently upgraded (Phase II) in 2011. The design mass balance for Phase II is the same as that for Phase I.

Table 17.19 Design mass balance for Plant 2 (Pb+Zn Ore) (Phase I and Phase II, 2 x 1,000 tpd)

Product	Quantity (t)	Product rate (%)	Pb (%)	Zn (%)	Pb recovery (%)	Zn recovery (%)
Ore	1000	100	4.75	3.63	100	100
Pb Conc	64.4	6.44	65	1.95	93.11	9.39
Zn Conc	59.1	5.91	0.45	50.57	2.67	81.98
Tailings	876.5	87.65	0.35	0.24	6.44	4.94

Mass balances are shown in Table 17.8, Table 17.9, and Table 17.12 for SGX, TLP, and HPG ores, and grades vs recovery are shown in Table 17.20. The processing results indicate that:

  Pb / Ag recoveries exceed the design expectation for SGX ores.

  Pb recovery for LME, HPG, and HZG ores are close to design, and for LMW exceeds design expectation. Ag recovery for LME, LMW, HZG, and TLP ores exceeds the design expectation of 90%.

  Zn recoveries for SGX, LME, LMW, and HPG ores are 64.50%, 36.39%, 7.85%, and 66.04% respectively, lower than the design expectation (81.98%).

  Since Zn grade is very low, no Zn concentrate is generated from HZG and TLP ores.

Table 17.20 Flotation feeds: ore grade vs. recovery (FY2020) (Plant 2)

Mines	Grade			Recovery
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
SGX	7.14	1.87	357	97.77	64.50	96.55
HZG	2.02	0.00	418	94.71	0.00	96.72
LME	2.05	0.50	473	93.99	36.39	96.90
LMW	3.29	0.27	355	95.99	7.85	96.74
TLP	3.42	0.00	199	90.61	0.00	93.49
HPG	3.30	1.31	117	94.49	66.04	90.45

17.4.4	Sampling (for Plants 1 and 2)

For metallurgical accounting purposes, a set of five samples is usually taken during every eight-hour shift for a total of 15 samples per 24-hour day. The shift samples include flotation feed from the classifier overflow, lead and zinc concentrates from the third cleaners, and lead and zinc tailings from the last scavengers.

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17.5	Process control

There is no centralized station or control room for overall plant process monitoring or control.

Operation control is done locally:

  Ore feed to ball mill is controlled via an electronic scale, water addition is controlled to a set point by operators via manual slurry density measurement and manually adjusted water addition.

  Chemical reagent dosages are controlled via a localized PLC (programmable logic controller) system for each set of equipment. Chemical reagent dosage is adjusted in a narrow range (around the default target or setting value), based on assay feedback (each half hour) to handle process upsets such as ore feed changes.

  A central control room in the grinding-flotation building allows monitoring of key points in the production flow via TV imaging.

  In 2019, a PCL system located in the crushing building was installed to allow automatic control of the entire crushing system and each jaw crusher, cone crusher and screen. This reduced the workload for the workers, increased the efficiency, and reduced the cost.

The planned level of process control and automation is basic but adequate, recognizing that the process separation is complex and that low-cost operating labour to monitor and control process variables is readily available.

17.6	Ancillary facilities

17.6.1	Laboratory

The laboratory is equipped with the usual sample preparation, and fire assay, wet chemistry and basic photometric analytical equipment, as well as sample crushing equipment.

The laboratory also conducts routine analyses of ores and concentrates, as well as water quality and other environmental testing. It also provides a technical service to the processing plant in monitoring plant conditions, solving production problems and investigating processes to assist with the improvement efforts.

Silvercorp QA/QC check procedures include inserting standards in the sample batches submitted to the labs on a regular basis and submitting duplicate pulps to an independent external lab on an intermittent basis.

17.6.2	Maintenance workshops

Daily maintenance requirements are serviced through section specific workshops, each equipped with a crane, welding capability and basic machine-shop facilities. More extensive maintenance and major overhaul needs are met through use of appropriate contractors.

17.7	Key inputs

17.7.1	Power

Mill power is drawn from the Chinese national grid. It is transformed from 10,000 V to 400 V by a total of twelve 400 KVA transformers (See also Section 18.3).

Plant 1: Total installed power amounts to 3,124 kW (includes standby equipment), including 963 kW for crushing and milling. The average mill power consumption is 32.1 kW/t per tonne of ore.

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Plant 2: Total installed power amounts to 9,260 kW (includes standby equipment) including 3,260 kW for crushing and milling. The average mill power consumption is 38.9 kW/t per tonne of ore.

17.7.2	Water usage and mass balance for Plant 1 and Plant 2

The water usage includes:

  Fresh make-up water used for cooling, reagent preparation, and flotation.

  Recycle water used for ball mill and flotation.

  Water recycle from the tailings pond back to the recycle water tank.

17.7.2.1	Water for Plant 1

The fresh makeup water usage is around 709 m3/d, while the remainder is recycle water - 271 m3/d from thickeners and 2,215 m3/d tailings pond. Total water usage is about 3,195 m3/d, with recycled water accounting for about 78%.

17.7.2.2	Water for Plant 2

The fresh makeup water usage is around 1,606 m3/d, while the remainder is recycle water - 7,200 m3/d recycle from tailings pond and 951 m3/d from thickeners. Total water usage is about 9,757 m3/d, with recycled water accounting for about 84%.

17.7.2.3	Strategy to reduce fresh water usage

To reduce water consumption, and achieve zero discharge for non-rainy seasons, the following practices have been implemented:

  Reclaimed water from the tailings storage ponds and overflows from the two concentrators is recycled to minimize fresh water requirements. The raw water cost at 1.67 RMB per m3 is at least 250,000 RMB per annum at the current production rate. Water is piped to the raw water tank from a river source adjacent to the concentrator property, a distance of 2.5 km.

  The cost of reclaimed water from the tailing storage ponds is 1.1 RMB per m3 and for recycled water in the plant is 0.23 RMB per m3. The in-plant recycled water is mainly for milling and flotation.

  With the reuse of recycled water from the tailings storage pond, there is minimal lock-up of water in tailings and close to 75% of the water is recycled; however, there is a requirement for fresh water, e.g. for pump seals, cooling and reagent mixing, and it is this requirement that sets the overall fresh water demand. The reclaimed water from the tailings storage ponds accounts for about 65% of total water usage and in-plant recycled water for about 10%.

  Upfront water usage is about 3.5-4 m3/t ore processed, but allowing for recycled water, net usage is less than 1 m3/t ore processed.

17.7.3	Reagents

The reagents used in both plants include:

  Depressant / modifiers: 1-Sodium sulphide, 2-Zinc sulphate, 3-Sodium sulphite, 4-Copper sulphate.

  Collectors: 1-Di-ethyl dithiocarbamate, 2-Ammonium dibutyl dithiophosphate, 3-Butyl xanthate.

  Frother: No. 2 oil (added directly).

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Reagent preparation and application of chemicals are described as follows:

  Reagent storage and mixing is located adjacent to the grinding / flotation plant and comprises a storage area with hoisting equipment to lift bags and drums through into the mixing area.

  From the mixing area the reagents are pumped up to the dosing station, located above the flotation section for dosing and gravity feeding to the various addition points.

17.8	Conclusions and recommendation

Plant 1 is exceeding the design throughput on a daily basis but is run only in campaigns depending on the ore supply. Plant 2 is operating below the design throughput level.

Lead and silver recovery targets are being met, although zinc recovery is lower than design, attributed to low zinc feed grades.

After innovation and modification to both plants over the last few years, Pb and Ag recoveries have increased significantly.

Improvements have been consistently targeted on process system and other facilities both in Plant 1 and 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

The QP recommends that Silvercorp undertake periodic mill audits aimed at optimizing process control and mill performance, and to assist mine to mill reconciliation.

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18	Project infrastructure

18.1	Tailings Management Facility (TMF)

18.1.1	Overview

Table 18.1 outlines key parameters for the two TMFs. TMF 1 served both mill Plant 1 and mill Plant 2 during the period of 2007 – 2012. Since TMF 2 was put into operation in April 2013, the two TMFs serve their respective mill plants:

  TMF 1 (Zhuangtou tailings pond, built in 2006, designed by Sinosteel Institute of Mining Research Co., Ltd) serves mill Plant 1.

  TMF 2 (Shiwagou tailings pond, built in 2011, designed by San-Men-Xia Institute of Gold Mining Engineering Co.) serves mill Plant 2.

The TMFs were designed based on then current Resource / Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM. Additional tailings capacity will thus be required in the later period of the LOM production. There are several location options for the third TMF, with assessment of those options still in the study stage. It is expected that there will be no problem to get permission to build the third TMF once it becomes necessary.

Table 18.1 Key metrics of the two TMFs

	Unit	TMF 1 (Zhuangtou)	TMF 2 (Shiwagou)
Year built		2006	2011
Start operation		Mar-07	Apr-13
Total volume	Mm3	3.32	5.91
Working volume	Mm3	2.83	4.05
Service life	yr, design	23	11.9
Remaining life	yr	6	5.9
Production rate[1]	ore, tpd	Plant 1 (600 tpd)	Plant 2 (2,000 tpd)
TMF occupation percentage	tpa, dry	85.10%	68.50%

Notes: 1The rates for production and tailings deposition indicated in this table are as per original design. Average daily production rates in the LOM plan fall within the rates indicated above.
TMF Occupation Percentage = working volume divided by total volume.

This TMF section describes the site, tailings properties, TMF sizing and design, tailings transfer, and water balance – recycle. The TMF designs cover:

  Starter dam.

  Trench, seepage collection, water decant system.

  Reclaiming and water recycle system.

  Geotechnical, safety and risk assessment, etc.

18.1.2	Tailings properties

Tailings from the two mill-flotation plants are similar in terms of properties. Tailings properties (mainly from zinc rougher flotation circuit) are summarized below:

  Dry solids: true density 2.94 t/m3, bulk density 1.64 t/m3.

  Tailings slurry: before deposition – weight percent solids of 21.8% with slurry density of 1.16 t/m3; after deposition in the pond – solids component 49% by weight; S.G. 1.49 t/m3.

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  Tailings particle sizing: 70% <75 µm (200 mesh), average diameter 49 – 50 µm. A detailed particle size distribution (PSD) analysis is summarized in Table 18.2.

  Clay content is about 15% by weight.

Compaction and ultimate density are normally quite sensitive to moisture content. The optimum moisture can be fairly tightly constrained in the +/-1 – 2% range. Shear tests are conducted to determine the internal strength of the tailings, which is important for the stability analysis.

Geochemical properties of the tailings were assessed by a multi-element analysis (Pb and Zn). No leaching tests have been carried out to determine the potential for metal leaching.

Table 18.2 Tailings PSD1 and compositions

Size range (mm)	Yield (%)	Composition			Distribution (%)
		Pb (%)	Zn (%)	Ag (g/t)	Pb	Zn	Ag
+0.100	14.73	0.20	0.19	21.25	6.85	9.03	11.12
-0.100+0.074	15.18	0.27	0.23	27.28	9.49	11.11	14.71
-0.074+0.037	21.31	0.36	0.27	22.10	17.81	18.73	16.73
-0.037+0.019	21.57	0.62	0.40	31.43	31.10	27.83	24.08
-0.019+0.010	14.90	0.57	0.38	34.77	19.75	18.26	18.40
-0.010	12.31	0.52	0.38	34.21	15.00	15.04	14.96
Total	100.00	0.43	0.31	28.15	100.00	100.00	100.00

Note: 1PSD measured by the Hunan Institute of Metallurgy.

Water chemistry is shown in Table 18.3. All process water is recycled back to the plant (refer to Section 17.7.2).

Table 18.3 Chemical composition for pond recycle water

Element	Pb	Zn	Cu	S2-	Sulphate	COD[1]	Org carbon	pH
Level (mg/L)	0.95	1.94	0.06	0.35	68	38.8	4.03	7.5

Note: 1Chemical oxygen demand (COD).

18.1.3	Site description

TMF 1 is located adjacent to Plant 1 and TMF 2 is located adjacent to Plant 2. The distance between the two plants is about 3 km, and the distance between the two TMFs is less than 2 km.

  TMF 1: The TMF starter dam is located within the lower reaches of Donggou valley.

  TMF 2: The TMF starter dam is located within the lower reaches of Shi-Wa-Gou valley.

  TMFs 1 and 2 are both about 1.5 km from Zhuangtou Village and about 600 m from the entry of Xiashi Gully.

TMFs 1 and 2 are located on the south edge of the North China Platform, within the Xiaoshan-Lushan arch fault fold cluster area and the Feiwei Earthquake Zone. Historically the area has been subjected to earthquakes with recorded magnitudes of less than five. Luoning County has been classified as Grade 6 in terms of seismicity, and a basic design seismic acceleration of 0.05 g was indicated as being necessary to be taken into consideration in the design.

The seismic rating is in accordance with the China Seismic Intensity Scale (CSIS), which is similar to the Modified Mercali Intensity (MMI) scale, now used fairly generally and which measures the effect of an earthquake at the surface, as opposed to the Richter magnitude scale, which measures only the energy released at source. In effect, CSIS Grade 6 is similar to VI (Strong) on the MMI

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scale; the CSIS scale also specifies peak acceleration and peak velocity. The 0.05 g acceleration cited above for design purposes would correlate more with MMI V (Moderate) according to the United States Geological Service (USGS) Earthquakes Hazard Program, which could suggest a 0.10 g acceleration value for design. The QP recommends that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters.

18.1.4	TMF design, construction, operation, and safety studies

18.1.4.1	Design: TMF 1

The following criteria and parameters are based on the design done by the Sinosteel Institute of Mining Research Co. Ltd (Report dated March 2006) and updated survey data:

  Storage capacity calculations for the valley site indicate an estimated total volume of 3.32 Mm3 and available volume of 2.83 Mm3. It is assumed that, at the dry density of 1.49 t/m3, this volume is equivalent to 4.2 Mt of tailings.

  At a rate of deposition of 183,000 tpa, the calculated design service life was approximately 23 years.

  In 2007, the dam elevation was 610 m.

  At the end of 2020, the dam elevation was 645.3 m, reflecting the build-up of tailings from the previous 13 years of production. Due to a lower tonnage of ore than was initially estimated to be processed from Plant 1, the actual remaining life is longer than the previously estimated 6.2 years.

  At the end of another six years of service, it is expected that the dam maximum elevation of 650 m will be reached at design production rates. A deposition rate of 1 m per year translates to six additional metres of height. Figure 18.1 to Figure 18.3 show the status of TMF 1 as of the end of March 2020. In the last three years, the dam elevation has risen only three metres.

Figure 18.1 Zhuangtou TMF 1 (31 March 2020)

Source: Silvercorp.

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Figure 18.2 Zhuangtou TMF 1 tailings discharge (31 March 2020)

Source: Silvercorp.

Figure 18.3 Zhuangtou TMF 1 downstream view of starter dam (31 March 2020)

Source: Silvercorp.

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18.1.4.2	Design: TMF 2

The preliminary design for the Shiwagou Tailings Storage Facility (TMF 2) was completed by San-Men-Xia Institute of Gold Mining Engineering Co. (Report dated Jan 2011). The final design for Shiwagou Tailings Storage Facility (TMF 2) was completed in 2012.

  The total volume of TMF 2 is 5.91 Mm3 and the working volume is 4.05 Mm3. It is assumed that at a dry density of 1.49 t/m3, this volume is equivalent to 6.03 Mt of tailings.

  At a deposition rate of 475.800 tpa, the designed service life is approximately 12 years. The remaining life is projected to be about 5.9 years.

  This second storage facility was completed at the end of July 2012 and put into service in April 2013. As of the end of 2020, the dam elevation was at 653 m.

  At the end of approximately 7 years of additional service, it is anticipated that the maximum dam elevation of 690 m will be reached at design production rates.

  Figure 18.4 to Figure 18.6 show the status of TMF 2 as of March 2020.

Figure 18.4 Shiwagou TMF 2 (31 March 2020)

Source: Silvercorp.

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Figure 18.5 Shiwagou TMF 2 upstream view (31 March 2020)

Source: Silvercorp.

Figure 18.6 Shiwagou TMF 2 downstream view of starter dam (31 March 2020)

Source: Silvercorp.

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18.1.4.3	Dam classifications

Table 18.4 shows the Chinese system of dam classifications. This system is based on height and volume of the dam. Both TMF 1 and TMF 2 are classified as Grade III facilities.

Table 18.4 Criteria for dam grade definition in Chinese system

Dam grade level	Volume V (x10,000 m3)	Dam height (m)
I	V>10,000 and / or H>100
II	V≥10,000	H≥100
III	1000≤V 10,000	60≤H 100
IV	100≤V 1000	30≤H 60
V	V 100	H 30

The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations (see below). The QP recommends that the dam classification under the Chinese system be reviewed in the context of recent international classifications, e.g. Canadian Dam Association 2013.

18.1.4.4	Starter dam

Each TMF consists of an initial earth retaining dam, behind which the tailings are stored. These tailings are delivered via a pipeline. The tailings are allowed to drain to the desired dry density. The same tailings are used to raise the dam gradually until the allowable height and volume are reached.

Key starter dam design parameters are shown below:

The starter dam (approximately 36 m in height) is a homogeneous rock-filled dam. Starter dam embankment slopes are designed at 1:2. Construction lifts are to be 2 m high. The preliminary design requires the downstream slope of the tailings to be formed at an overall slope of 1:5.

  TMF 1: The starter dam crest elevation is at 606 m. The design information indicates that the crest design width is 4 m, and that it has a length of 97.2 m. The TMF is designed to be constructed by the upstream method of construction to a maximum crest elevation of 650 m and the overall height of the TMF facility will be 70 m.

  TMF 2: The starter dam crest elevation is at 591 m. The design information indicates that the crest design width is 4 m, and that it has a length of 101.7 m. The TMF is designed to be constructed by the upstream method of construction with a height of 99 m, to a maximum crest elevation of 690 m. The overall height of the TMF facility will be 135 m (36+99=135 m).

18.1.4.5	Trench design for surface water

Surface water drainage features have been incorporated into the design of the TMFs. Immediately downstream of the starter dam embankment there is a surface water cut-off trench (cross section area 400 mm x 400 mm). Cut-off trenches (cross section area 1,000 mm x 1,000 mm) have been constructed 2 m above the starter dam embankment to prevent scour of the abutments by rainwater run-off.

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18.1.4.6	Water decant system design

The results of a hydrology study were referenced as part of the design process and the water balance has been evaluated.

  TMF 1: Provision was made in the TMF construction process to remove supernatant water from the TMF via five vertical reinforced concrete decant structures. Water from the decant structures is diverted around the starter embankment via a 2.0 m diameter by 1,093 m long reinforced concrete lined drainage culvert with a 5.71% grade.

  TMF 2: Provision was made in the TMF construction process to remove supernatant water from the TMF via ten vertical reinforced concrete decant structures. Water from the decant structures is diverted around the starter embankment via a 2.5 m diameter by 1,400 m long reinforced concrete lined drainage culvert with a 5.71% grade. The water discharge flow capacity is about 28 to 29 m3/s, which is greater than that calculated as required (27.23 m3/s) to meet a 1 in 500-year recurrence interval (probable maximum flood criterion).

  Water balance assessment indicates that each day around 2,215 tonnes of process water are recycled from the Zhuangtou TMF to Plant 1, and 7,200 tonnes of process water from the Shiwagou TMF to Plant 2.

  The fact that the water diversion does not pass through the starter dam embankment is considered to be a positive feature.

18.1.4.7	Seepage collection design

In both Zhuangtou and Shiwagou TMFs, seepage control is affected by geo-membrane and geo-textile impervious layers together with an intercepting drain and collector system discharging into a downstream water storage dam for pumping to the concentrator.

The TMF provides for a cut-off drain to be constructed 150 m downstream of the starter dam embankment at an elevation of 610 m. High strength nylon injection-moulded 300 mm diameter seepage collector pipes, at a spacing of 15 m and inclined upwards at 1%, have been incorporated into the design of the cut-off drain. The cut-off drain design includes provision for a gravel (15 mm to 50 mm particle size) pack filter encased in a geo-fabric (400 g/m2). The intention of this cut-off drain is to capture seepage from the TMF and to improve stability under dynamic conditions by lowering the phreatic surface.

18.1.4.8	Reclaim pond design

A ‘reclaim pond’ was constructed below each starter dam, formed by the construction of an earth embankment. The stated intention of the water reclaim pond is to intercept all the seepage and discharge water of the tailings reservoir dam during normal operation to realize zero discharge for no-rainfall seasons. All water is recycled back to the mill plant:

  TMF 1: The reclaim and settling pond size is about 4 x 150 m3 = 600 m3 (four cells in series for water clarification). Two pumps (one spare pump) are used to pump the recycle water back to the plant.

  TMF 2: The reclaim and settling pond is designed to process recycle water (input about 8,790 m3/day of water / tailings). Two pumps (one spare or standby pump) are used to pump the recycle water back to the plant (about 7,200 m3/day, net water recycle with evaporation losses excluded).

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18.1.4.9	Geotechnical stability, safety, and risk assessment study

The Henan Luoyang Yuxi Hydrological and Geological Reconnaissance Company prepared a geotechnical report titled ‘Reconnaissance Report upon Geotechnical Engineering’ (4 July 2006).

This report was prepared during the construction of the TMF1 tailings starter embankment, when the foundation had been prepared and in accordance with recommendations given in the Preliminary Design report.

Flood calculations have been performed appropriate to the Grade III classification of the TMFs, which requires the flood control measures to meet a 1 in 100-year recurrence interval for design purposes, with a 1 in 500-year probable maximum flood criterion also. Safety and reliability analyses for the TMFs have been carried out in accordance with the Safety Technical Regulations for Tailings Ponds (AQ2006-2005) and under the Grade III requirements. Table 18.5 lists the recent reports on the safety and stabilities of the two TMFs.

Table 18.5 Geotechnical assessment reports on the Zhuangtou and Shiwagou TMFs

Report	Author	Date
Evaluation on the stability of the Shiwagou TMF - geotechnical report	West Henan Hydrogeological and Engineering Geological Survey company	30 July 2019
Geotechnical report on the Zhuangtou TMF	Henan Nonferrous Engineering Survey Co. Ltd	29 June 2020
Assessment report on the safety status of the Zhuangtou TMF	China Gold (Henan) Co., Ltd.	14 Nov 2019
Assessment report on the safety status of the Shiwagou TMF	China Gold (Henan) Co., Ltd.	21 Nov 2019

The QP acknowledges the recent assessment reports but recommends that Silvercorp also ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters.

18.1.4.10	Site monitor stations

For each TMF, survey monitoring stations have been established at regular intervals along the embankment crest.

18.1.4.11	Tailings pond operation and management

Site management has indicated that each TMF is staffed by a total of 10 people, including a safety manager.

18.1.5	Tailings transfer to the ponds

TMF 1: Tailings (about 2,225 m3/day) and other water streams (combined total about 2,277 m3/day, 95 m3/hr) from Plant 1 are discharged into TMF 1 via three PVC pipes under gravity from the crest of the starter dam.

TMF 2: Tailings (about 8,440 m3/day) and other water streams (combined total about 8,790 m3/day, 366 m3/hr: refer to Section 17.7.2) from Plant 2 are discharged into TMF 2 via three PVC pipes under gravity from the crest of the starter dam.

The velocity of discharge at the time of the site visit in 2012 was variable along the length of the abutment, with discharge velocity being the lowest at the discharge nearest the right abutment. Discharge direction at the discharge near the left abutment was also approximately parallel to the starter dam crest alignment. Discharge described in the above manner is not optimal in that it has

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potential to allow accumulation of fine material adjacent to the starter dam embankment, and this may have an adverse effect on the phreatic surface.

18.1.6	Water balance considerations

Water usage and mass balance for Plant 1-TMF 1 and Plant 2-TMF 2 have been discussed in Section 17.7.2. Zero discharge of the process water has been achieved at both TMFs.

18.1.7	General TMF comment

As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the recently released Global Industry Standard on Tailings Management, which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements. There are six key topics in the is Global Industry Standard:

  Affected Communities

  Integrated Knowledge Base

  Design, Construction, Operation and Monitoring of the Tailings Facility

  Management and Governance

  Emergency Response and Long-Term Recovery

  Public Disclosure and Access to Information

18.2	Waste rock dump

Waste dumps for the Ying mines are listed in Table 18.6 and locations of the dumps are marked on the surface layout maps of the different mines. Based on mine and development plans, the mines on the Ying Property will move about 5 Mm3 of waste rock to the surface dumps during the remaining mine life. The remaining capacities of the existing dumps are about 18 Mm3.

Table 18.6 Waste dumps at the Ying project

Mines	No. of waste dumps	Remaining capacity in 2017 (m3)	Remaining capacity in 2020 (m3)	LOM waste (m3)	Variance [1] (m3)
SGX	4	15,293,530	14,927,495	1,976,250	12,951,244
HZG	2	887,695	817,376	468,071	349,305
HPG	1	648,411	554,995	487,677	67,318
TLP	3	557,704	80,000	1,197,518	-1,117,518
LME	1	449,761	384,157	489,607	-105,450
LMW	2	1,412,018	1,270,132	653,642	616,490
DCG	1		50,000
Total	14	19,249,119	18,084,155	5,272,766	12,761,389

Note: 1 +ve value indicates dump has excess capacity.

From Table 18.6 it is seen that the waste dump capacity at all mines is enough for the anticipated LOM waste rock.

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At the SGX mine, there are four existing waste dumps in use:

  Development waste from CM101, PD16, and PD700 will be transported to the Zhaogou waste dump, which has a remaining capacity of approximately 14.17 Mm3.

  Development waste from CM105, CM102, CM103, YPD01, and YPD02 will be transported to the Yuelianggou waste dump, which has a remaining capacity of approximately 0.69 Mm3.

  Development waste from XPD will be transported to the 628 mRL waste dump, which has a remaining capacity of approximately 70,000 m3.

  Hand sorted waste rock will be transported to the CM101 Portal waste dump, which has a remaining capacity of over approximately 0.36 Mm3.

At LM West, a new waste dump has been built in the Houyangpo Valley near the New Ramp portal. The remaining capacity of the two LMW dumps is approximately 1.27 Mm3.

At TLP, the waste rock from PD730 can be dumped to the Xigou valley, and it can also be used for planned road construction, which can accommodate about 560,000 m3 of waste.

Silvercorp is investing approximately $2.9M (approximately RMB¥20.0 million) to construct a 1,000,000 tonnes per year aggregate plant to recycle and crush the waste rock from the Ying Mining District, and then supply it to the local construction market. The plant is expected to be commissioned in October 2020, and its profit, after capital recovery, will be shared between the local government, the local communities, and employees.

Waste may also be opportunistically placed into the shrinkage stope voids, although this is not in the current mine plan.

Waste can also be consumed for local construction works such as hardstand areas, retainer walls, and other miscellaneous infrastructure foundations.

18.3	Power supply

The power supply for the Ying property is from the Chinese National Grid, with various high voltage power lines and distances to the different mine camps and mill plants.

18.3.1	SGX and HZG mines

Three power lines supply electricity to the SGX / HZG camps:

  The 35 kV and 10 kV power lines are from nearby Luoning Guxian Hydropower Station, 7.85 km north-west of the SGX mine, where the hydropower is generated by the Guxian Dam and there are two substations, one with 110 kV and another with 35 kV capacity.

  The SGX 35 kV line is connected to the Luoning Guxian 110 kV substation, while the 10 kV line is connected to the Luoning Guxian 35 kV substation.

  The third line is a 10 kV line that is connected from the Chongyang 35 kV substation, about 12.1 km north-east of the SGX mine.

At the SGX mine, a fully automated 35 kV transformer station in the immediate vicinity of the mine site was built in 2008. This connects to the 35 kV line from Guxian and provides main electricity for the mine production and for office and residential use. The main transformers in the 35 kV substation have a total capacity of 6,300 kVA.

Two 10 kV lines mainly act as a standby source of power in case of disruption of the 35 kV line. Two 1,500 kW and one 1,200 kW diesel generators are installed at the 35 kV substation and are

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connected to local mine power grids, acting as a backup power supply in the event of a grid power outage.

Underground water pumps, primary fans and shaft hoists are major pieces of equipment that require a guaranteed power supply, so two 10 kV power lines (one for normal operation and another for backup) from different sources are installed to connect to this equipment.

Power from the 35 kV substation is transformed to 10 kV and is delivered to each adit portal by overhead lines that mostly follow the access roads. The overhead lines terminate at transformers outside each adit portal, shaft, or decline. The transmission cables are 105 to 150 mm2 size.

18.3.2	HPG Mine

Two high voltage 10 kV lines supply electricity to the HPG mine site. The main power supply line is from the Chongyang 35 kV substation, 11 km north-east of the mine, and a second line connects to the SGX 35 kV substation that is used as a standby line. One 400 kW diesel generator is installed outside of the HPG PD3 tunnel, acting as backup power supply.

The 10 kV line terminates at the transformers outside each adit portal. The office buildings and camp areas for mine operations are connected to the same power line. A 105 mm2 cable is used to connect 10 kV power to an internal shaft hoist chamber in PD3.

18.3.3	TLP / LM Mine

Two 10 KV power lines provide electricity for TLP and LM mine; both are from Chongyang 35 kV substation, 8 km north of the TLP mine.

Similar to the other mines on the Ying Property, the 10 kV line terminates directly at transformers outside of adit portals. The office buildings and camp areas for mine operations are connected to the same power line. The 105 to 150 mm2 cables are used to connect 10 kV power to internal shaft hoist chambers of Lines 55, 33, 23, inclined haulageways in PD730 at the TLP mine, and the internal shaft hoist chamber in PD900 at the LM East camp.

18.3.4	No. 1 and No. 2 Mills and office / camp complex

Power for the No. 1 and No. 2 Plants and Silvercorp’s site administration office building and camp complex is drawn from the Chongyang 35 kV substation. The 10 kV power from the substation is transformed to 400 V by several transformers for mill operations, water pumps and for office and camp uses.

The total power consumptions for No. 1 and No. 2 Plants, including associated water pumps, are 2,500 kVA and 6,500 kVA respectively.

18.3.5	Underground lighting

400 V to 230 V and 400 V to 127 V transformers are used to transform high voltage to low voltage power for underground lighting purposes. Mining level lights run on a 36 V system. Step-down transformers are used in many locations, as required.

18.4	Roads

The central mills and mine administration office and camp complex are located about 3 km north-east of the town of Xiayu, in the south-west of the Luoning County. Luoning to Xiayu is connected by a 7 m wide and 48 km long paved road called the Yi-Gu Way. The company has built a 2 km long, 6 m wide concrete road to link the mill / office complex to the Yi-Gu Way.

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Access to the SGX / HZG mine from the mill-office complex is via a 7 km paved hilly road to the Hedong wharf of the Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp has built two large barges that can carry up to five 45-tonne trucks (see Figure 18.7) to ship ore from the SGX / HZG and HPG mines across the reservoir. Mine personnel are transported by motorboats. Mine supplies are usually hauled by small barges owned and operated by local villagers.

Figure 18.7 Silvercorp barge with loaded trucks

Source: AMC.

The HPG mine can be accessed either by boat or 12 km paved road, south-west of the main office complex.

The TLP, LME, and LMW mines are 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River.

Gravel roads link to all adits from the mine camps. Drainage ditches with trees are formed along the roads. The roads are regularly repaired and maintained by designated workers. Safety barriers are installed in some steep slope areas, and warning signs are posted at steep slopes, sharp turn points, and places with potential traffic risks. The road to the TLP mine was upgraded in 2016.

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The Luoyang government has considered a plan to use the Guxian reservoir as a drinking water source, which could affect ore transport by boat. To avoid possible disruption of ore transport, a tunnel and road link from the Mill to SGX via HPG has been constructed as a back-up ore transport route. The total length of three separate tunnels in the link is 5,038 m. In addition, over 10 km of road and three bridges linked to the tunnels have been built. It is anticipated that, using this alternative route, the ore transport cost would increase by between $1 and $2/t.

Currently, the DCG project can be accessed by a 10.5 km paved road, south-southwest of the mills. At the same time, a 1,756 m transportation ramp is also under development from the TLP Mine camp area to enable ore haulage. So far, 447 m has been completed, with the remaining 1,309 m expected to be completed by the end of April 2021.

18.5	Transportation

Heavy-duty trucks are used to transport ore, mine supplies, and concentrates.

As indicated above, ore produced at the SGX / HZG and HPG mines is loaded onto 45-tonne trucks, with the trucks being transported by barge across the Guxian Reservoir (6 km and 4 km across from SGX and HPG respectively). The trucks then continue a further 7 km by road to Silvercorp’s central mills.

At the SGX mine, ore from adits PD700, CM101, PD16, and CM105 is transported to a hand-sorting facility at the north side of the mine by diesel-powered locomotive with railcars in a 2.7 km long tunnel rail system. The tunnel starts at PD700 at 640 mRL and then extends north-easterly for 1,245 m to CM101. From CM101, the tunnel extends north-westerly for 365 m to PD16, where an ore bin was built to transfer ore from 640 m to 565 m elevation. From PD16, the rail goes north about 810 m to the ore bin at the hand-sorting facility. Ore from CM102, CM103, YPD01, and YPD02 of the SGX mine and from all adits of the HZG mine is hauled to the ore stockpile yard at the SGX site using 6-tonne tricycle trucks.

To efficiently and safely transport ore from HZG to SGX, Silvercorp has constructed a 1,270 m long tunnel from PD820 that connects the existing tunnel rail system to PD700 at SGX. The tunnel was completed in December 2012, with overhead electrical line installation and narrow- gauge railway construction following. This allows ore mined from all the adits at the HZG mine to be transported to the SGX mine stockpile yard via the tunnel rail system by trolley locomotive.

Ore from the TLP, LME and LMW mines is hauled to the central mill using 30- and / or 45-tonne trucks. All ore stockpiled outside of the underground adits is accessible by the trucks.

The final products from the mill plants are lead and zinc concentrates, which are transported by trucks to local smelters located within a 210 km radius.

18.6	Water supply

Domestic water for the SGX mine is sourced from the Guxian Reservoir, while water for the HPG, TLP, LME, LMW and HZG mines is sourced from nearby creeks and springs. Water is regularly tested and the QP understands that its quality and quantity meet requirements. Table 18.7 shows example test results for March 2020.

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Table 18.7 Test results of potable water at the mines and mills (March 2020)

Location	PH	Hardness (mg/L)	Dissolved solids (mg/L)	CODMn (mg/L)	NH3-N (mg/L)	Sulphate (mg/L)	Nitrate (mg/L)	Iodide (mg/L)	Sulphide (mg/L)	Pb (mg/L)	Cd (mg/L)	As (mg/L)	Hg (mg/L)	Coliform Cout (number/L)
State Standard (GB5749-2006)	6.5-8.5	450	1000	< 0.5	0.5	250	10	< LDL	0.02	0.01	0.005	0.01	0.001	< LDL
LME	8.34	223	303	0.5	0.026	60.8	6.8	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
LMW	8.25	102	180	0.5	0.034	27.8	2.91	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
TLP	8.36	214	340	0.7	0.089	45.4	0.657	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
HPG	7.91	184	268	0.6	0.059	51.3	2.12	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
SGX	8.32	189	251	0.5	< LDL	55.1	1.98	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
HZG	8.11	214	340	0.7	0.089	45.4	0.657	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
DCG	8.28	242	320	0.6	< LDL	43.4	7.57	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL
Mill 1	8.42	206	324	1.3	0.028	43.4	7.56	< LDL	< LDL	< LDL	< LDL	0.0007	< LDL	< LDL
Mill 2	8.44	234	324	1.5	< LDL	61.4	2.22	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL	< LDL

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Mine production water for drilling and dust suppression is sourced from underground at all the mines.

18.7	Wastewater and sewage treatment

Wastewater is generated from mining activities, mineral processing, and domestic sewage.

At the SGX mine, underground water is pumped to surface via the mine portals, and then pumped to Sedimentation Pond 1. At this pond, lime is added to assist flocculation. Further sedimentation occurs in Pond 2. The overflow is then allowed to drain to three settlement tanks before it is discharged into the Guxian Reservoir through a discharge point near CM102 that has been approved by the Yellow River Management Committee.

The Ying TMF tailings water is collected using four dams under the TMF embankment over a 1 km range. The collected tailings water from the TMF is piped back to the processing plant for reuse. No tailings water is discharged to the environment.

Sewage from the SGX mining areas is collected and treated by a biological and artificial wetland treatment system. The QP understands that reports indicate that the treated water meets all the criteria of water reuse, with 100% being reused for landscape watering. There is no discharge to the reservoir.

At the HZG, HPG, TLP, LME, and LMW mines, underground water and domestic sewage are filtered through gravel pits and then discharged to the environment.

At HPG, the underground water is pumped through a 13.2 km, 150 mm diameter pipeline to Plant 2 for reuse. The set-up includes a 300 m3 wastewater pond and installation of two MD155-67x8(p) water pumps.

18.8	Other infrastructure

18.8.1	Mine dewatering

Mine dewatering is described in Section 16.2.9. It is undertaken in accordance with the “Chinese Safety Regulations of Metal and Non-metal Mines”.

18.8.2	Site communications

Mine surface communications are by landline and optical fibre service from CNC and with mobile phone services from China Mobile, China Telecom and China Unicom. Internal telephones are installed in active mining areas and the dispatch room and are connected with local communication cable nets. An HYA cable is used for surface and an HUVV cable is used for underground tunnels.

High-speed internet and fibre cables are connected to all the mine sites from Xiayu.

18.8.3	Camp

At each mine and mill site there are dormitory buildings and administration buildings that are equipped with dining rooms and washrooms for Silvercorp’s management, technical personnel and hourly workers. Colour-coded steel housing structures are built adjacent to each portal as living facilities for the mine contractor workers. These buildings also include dining rooms and washrooms.

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18.8.4	Dams and tunnels

Dam and diversion tunnels have been constructed to prevent storm and heavy rainfall from impacting surface infrastructures, and to block waste rock and waste material flow into the Guxian Reservoir. Table 18.8 lists the dam and tunnels at each mine.

Table 18.8 Dams and tunnels in the Ying district

Mine	Tunnel / dam	Profile (m x m)	Length (m)	Purpose
SGX	PD700-Zhanggou Tunnel	5.0 x 5.0	512	To divert flood to Zhanggou above PD700 (712 m Elevation) in the SGX valley
	PD16-Zhaogou Tunnel	2.2 x 2.4	540	To divert flood water to Zhanggou above PD16 (598 m elevation) in the SGX valley
	CM101-PD16 Tunnel	2.2 x 2.4	330	To divert flood water from above CM101 (650 m Elevation) into PD16-Zhanggou Tunnel (598 m elevation)
	CM105 West Tunnel	2.2 x 2.4	580	To divert flood water from above CM105 (570 m Elevation) to east site of the Guxian Reservoir
	SGX Dam	50 x 12 x 55 (bottom width, top width, height)	90	To prevent waste rock and waste material from washing into the Guxian Reservoir
TLP	PD770-Chongyang River	3.0 x 3.0	750	To divert the Xigou Creek and prevent PD730 from flooding
LM West	924 West Tunnel	3.0 x 3.0	70	To divert the Xigou Creek and prevent PD924 from flooding
HPG	PD3 Tunnel	3.2 x 3.5	80	To divert HPG creek and prevent PD3 from flooding

18.8.5	Surface maintenance workshop

Each mine has a maintenance workshop in which the following auxiliary services are provided:

  Tire processing, maintenance, and servicing

  Welding

  Electrical

  Hydraulic

  Tools, parts, and material warehouse

The repair workshop is mainly responsible for maintenance of large-scale production equipment, vehicle repair, processing and repair of component parts, and the processing of emergency parts. All necessary equipment is available. Mechanical maintenance facilities are composed of mining equipment maintenance workshop, equipment and spare parts store, dump oil depot, reserve battery locomotives, and tramcar maintenance workshop and stockpile yard.

The QP has noted that working practices and safety equipment standards observed during its site visits were sometimes less than would be anticipated in North America in similar mining operations.

The mining contractor generally has its own maintenance workshops adjacent to adit portals. Tricycle trucks, electric locomotive and rail cars, minor equipment (such as jacklegs, secondary fans, development pumps, etc.) are serviced in these workshops.

All maintenance work at the Ying camp is performed on surface and there are no workshops located underground.

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18.8.6	Explosives magazines

Each mine has an explosives magazine and detonator storage house with strict security. The magazines are gated and are guarded by two gatekeepers and a dog. Surveillance cameras are installed in the magazine areas. All explosive tubes and detonators are labeled with barcodes, which are scanned before release from the magazine for security audit purposes. The QP has noted that these magazines are well constructed and maintained.

Underground working party magazines are located adjacent to each level’s return air shaft or decline and are limited to one day’s requirement for bulk explosives and three days’ requirement for blasting ancillaries.

18.8.7	Fuel farm

Diesel fuel is used for mobile mine equipment, some small trucks, and surface vehicles. There are two fuel farms at the SGX mine, with a total capacity of 60 tonnes. The first unit is located 459 m north of PD16 to supply diesel for mobile equipment. The second unit is at the PD700 waste dump, and mainly supplies diesel to the generators.

Fuel storage tanks are also installed in the TLP, LME, LMW, and HPG mines to provide diesel for surface mobile equipment.

Each of two large truck-carrying barges has two diesel fuel tanks that can store up to 7.5 t of diesel. Full tanks of diesel can keep the barges operating for about 10 days.

The contractors have their own small fuel tankers near the portals, and provide fuel for underground diesel locomotives, tricycle trucks and mobile equipment.

There are up to ten 200 L gasoline tanks stored in an underground tunnel about 450 m east of the SGX wharf to supply gasoline for surface personnel-carrying vehicles and motorboats.

Containment for storage of fuel is constructed in the vicinity of the diesel generators and fuel dispensing facilities. The storage facility must be located down-wind from the mine air intake fans and a reasonable distance from buildings, camp and mine portal (dependent upon local OHS regulations and fire-fighting requirements). The lined containment areas are constructed such that spills are confined and can readily be cleaned up, and so that the need for extensive and costly remediation work can be avoided during site closure.

18.8.8	Mine dry

At each mine site, the dormitory buildings and administration buildings provide showers and washrooms for Silvercorp employees. There are showers and washrooms near each adit portal for contract workers. Provisions for PPE such as gloves, safety glasses, hard hats, and cap lamps / batteries are made by Silvercorp or its contractors.

18.8.9	Administration building

At each mine site, there is an administration building that provides working space for management, supervision, geology, engineering, and other operations support staff. Silvercorp’s local office is located at the central mill site; this building can accommodate over 200 staff. The senior management in charge of Ying District sales, purchasing, accounting and technical services are located at the local office.

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18.8.10	Warehouse and open area storage

There are warehouses at each mine site that are designed for materials and equipment inventory storage. In addition, there are open storage areas that can be used for the same purpose.

18.8.11	Assay laboratory

The assay laboratory is located in a separate building at the north-west side of Plant 1. The laboratory is a two-story structure equipped to perform daily analyses of mine and process samples.

18.8.12	Security / gatehouse

There is a designated security department at each mine site and mill plant that is responsible for daily security tasks. A security gatehouse is located at each mine site access road with personnel on round-the-clock duty. Monitoring cameras are installed at the gatehouses, loading point, ore stockpiles and warehouses for additional coverage. There are also personnel on duty at all times at each access road. The night shift is responsible for patrol of the key areas. In terms of the ore transportation, there are dedicated personnel in charge of inspection for the transportation process. The central monitoring room located at the local office is manned round-the-clock.

18.8.13	Compressed air

Compressed air is primarily used for drilling blastholes. Jacklegs are used in all stopes and conventional development faces. There are some minor uses for shotcreting and hole cleaning.

Compressor plants are located adjacent to every portal. These compressors are of a two-stage electric piston configuration. Compressed air is reticulated via steel pipes of varying sizes, depending on demand, to all levels and to the emergency refuge stations. Air lines are progressively sized from 4 inch to 1 inch at the stopes and development headings.

18.8.14	Underground harmful gas monitoring system

An implementational plan has been underway for installation of underground Harmful Gas Monitoring and Personal Location Systems at each mine in the Ying District. Silvercorp has indicated that systems are now operational in the SGX, TLP, HPG, LME, LMW, and HZG mines. The Underground Harmful Gas Monitoring System and Personal Location System should meet the requirements of the Chinese Coal Mine Safety Regulation (Version 2006). All of the underground areas must be covered.

The system is used to monitor the underground ventilation network. Data such as air velocity and CO concentration can be collected, processed, and reported instantly. When any item is above the threshold limit value (TLV), the mine control room is notified immediately. The sub-system of safety monitoring, which has a routine inspection cycle of less than 30 seconds, can exchange data with the Automation Integrated Software Platform instantly.

The underground monitoring substation has two-way communication with transmission interfaces. It has a simulation data collector for air speed, air pressure, carbon monoxide (CO) and temperature, and can collect information on power status, ventilator switch, air door switch and smoke. The system is supported by a computer in the central office.

18.8.15	Underground personal location system

The underground personal location system can indicate the exact time that each miner enters or exits underground. The system can provide the total number of miners going underground, with detail of names and working durations, and can print out daily and monthly timesheets. It can instantly report the number of workers working underground and their location. All mines also use the tag board system to monitor personnel entering and exiting a portal.

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19	Market studies and contracts

19.1	Mining contracts

Contracts for underground mining operations are in place with several contracting firms, including Luoyang Xinsheng Mining Engineering Co. Ltd., Lushi County Jingsheng Tunneling Engineering Co. Ltd., Henan Sanyi Mine Construction Engineering Co. Ltd., Hongji Construction Engineering Co. Ltd., Zhejiang Xinlong Construction Engineering Co. Ltd., and Shandluo Shunan Tunnelinng Engineering Co. Ltd.

19.2	Concentrate marketing

The QP understands that the lead and zinc concentrates are marketed to existing smelter customers in Henan and Shaanxi provinces and appropriate terms have been negotiated as detailed in Section 19.3.

With respect to copper, testwork has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material commercial issue, nor does it materially impact concentrate quality.

19.3	Smelter contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, JiyuanWanyang Smelting (Group) Co. Ltd, JiyuanJinli Smelting (Group) Co, Lingbao Xinling Smelting Co. Ltd, and Anyang Minshan Smelting Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month. Table 19.1 shows terms most commonly applied.

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Table 19.1 Key elements of smelter contracts

	Pb concentrate & direct smelting ore						Zn concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	Au (g/t)	% payable	% Zn	Deduction RMB/t Zn
Minimum quality	35		500		1		40
Payment scales	>=60	1,800	>=5,000	92	>=20	87	>=45	Price =<RMB 15,000/t:5,650
	55-60	1,900	4,500-5,000	91.5	15-20	86		Price > RMB 15,000/t:5,650+(price-15,000)*80%
	50-55	2,000	4,000-4,500	91	10-15	85	40-45	Price =<RMB 15,000/t:5,650+45 per % lower than 45%
	45-50	2,100	3,500-4,000	90.5	7-10	84		Price > RMB 15,000/t:5,650+(price-15,000)*80%+45 per % lower than 45%
	40-45	2,200	3,000-3,500	90	5-7	83
	35-40	2,700	2,500-3,000	89.5	3-5	82
			2,000-2,500	89	2-3	81
			1,500-2,000	88.5	1-2	80
			1,000-1,500	88
			500-1,000	87.5

With respect to lead and zinc terms, the above deductibles calculate out to 85 – 90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices. These are in alignment with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

19.4	Commodity prices

The following metal prices for COG and AgEq calculations were used in the Mineral Resource and Mineral Reserve estimation: Au $1,250/oz, Ag $18.0/oz, Pb $0.95/lb, Zn $1.10/lb.

In the economic analysis in Section 22 of this report, the following metal prices have been used: Au $1,400/oz, Ag $20/oz, Pb $0.95/lb, Zn $1.10/lb.

In establishing metal prices to be used, the QP has referenced available consensus forecast information, prices used in recent NI 43-101 reports, three-year trailing averages, and prices current at the time of writing. The exchange rate used was arrived at through consultation with Silvercorp and after referencing historical and forecast information.

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20	Environmental studies, permitting and social or community impact

20.1	Introduction

Silvercorp has all the required permits for its operations on the Ying Property. The exploration and mining permits are described in Section 4.1 of this report.

The existing mining permits cover all the active mining areas and give Silvercorp the right to carry out full mining and mineral processing operations, in conjunction with safety and environmental certificates. Six safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, HZG mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine (west and east section), LMW mine, and LME mine. Five environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, TLP, LME, LMW, and HPG project areas. The surrounding land near the SGX Mining Area is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, dogs, etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students and undertaking projects such as road construction, and school repairs, upgrading and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers and service providers.

20.2	Laws and regulations

Silvercorp’s activities in the Property operate under the following Chinese laws, regulations, and guidelines:

20.2.1	Laws

  Law of Environmental Protection PRC (1989)

  Law of Minerals Resources of PRC (1996)

  Production Safety Law of the PRC (2002)

  Law of Occupational Disease Prevention (2001-Amended 2011)

  Environmental Impact Assessment (EIA) Law (2002)

  Law on Prevention & Control of Atmospheric Pollution (2000)

  Law on Prevention & Control of Noise Pollution (1996)

  Law on Prevention & Control of Water Pollution (1996, amended in 2008)

  Law on Prevention & Control Environmental Pollution by Solid Waste (2002)

  Forestry Law (1998)

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  Water Law (1988)

  Water & Soil Conservancy Law (1991)

  Land Administration Law (1999)

  Protection of Wildlife Law (1989)

  Energy Conservation Law (1998)

  Management Regulations for the Prevention & Cure of Tailings Pollution (1992)

  Management Regulations for Dangerous Chemical Materials (1987)

20.2.2	Regulation guidelines

  Environment Protection Design Regulations of Construction Project (No.002) by Environment Protection Committee of State Council of PRC (1987)

  Regulations on the Administration of Construction Project Environmental Protection (1998)

  Regulations for Environmental Monitoring (1983)

  Regulations on Nature Reserves (1994)

  Regulations on Administration of Chemicals Subject to Supervision & Control (1995)

  Regulations on Management of Chemicals Subject to Supervision & Control (1995)

  Environment Protection Design Regulations of Metallurgical Industry (YB9066-55)

  Comprehensive Emission Standard of Wastewater (GB8978-1996)

  Environmental Quality Standard for Surface Water (GB3838-1988)

  Environmental Quality Standard for Groundwater (GB/T14848-1993)

  Ambient Air Quality Standard (GB3095-1996)

  Comprehensive Emission Standard of Atmospheric Pollutants (GB16297-1996)

  Environmental Quality Standard for Soils (GB15618-1995)

  Standard of Boundary Noise of Industrial Enterprise (GB12348-90)

  Emissions Standard for Pollution from Heavy Industry; Non-Ferrous Metals (GB4913-1985)

  Control Standard on Cyanide for Waste Slugs (GB12502-1990)

  Standard for Pollution Control on Hazardous Waste Storage (GB18597-2001)

  Identification Standard for Hazardous Wastes-Identification for Extraction Procedure-Toxicity (GB5085.3-1996)

  Standard of Landfill and Pollution Control of Hazardous Waste (GB 18598-2001)

  Environmental Quality Standard for Noise (GB3096-2008)

  Emission Standard for Industrial Enterprises Noise at Boundary (GB12348-2008)

  Evaluating Indicator System for Lead and Zinc Industry Cleaner Production (Trial) (2007)

20.3	Waste and tailings disposal management

Silvercorp’s main waste by-products are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced.

Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals and is utilized for construction around the site. The waste rock is mainly comprised of quartz, chlorite and sericite, kaolin and clay minerals and is non-acid generating.

The protocol for waste stockpiles is as follow: Once a waste stockpile is full (or at the time of site closure), it is covered with soil and re-vegetated. For stabilization, retaining wall structures are built downstream of the waste rock site. Also, a diversion channel is constructed upstream to prevent

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high flows into the stockpile and the slope surface from washing out. Waste rock stockpiles at the SGX mine, HPG mine, HZG mine, and LMW mine have already been covered with soil and re-vegetated.

Process tailings are discharged into purpose-built tailings management facilities (TMF1 and TMF2) - that have an effective design capacity of 2.43 Mm3 and 4.06 Mm3 respectively (refer also to Section 18.1). The TMFs have decant and under-drainage systems that provide for flood protection and for the collection of return water. Daily inspections are undertaken of the tailings pipelines, TMF embankment and the seepage / return water collection system. The TMF under-drainage and return water collection system comprise a tunnel discharging directly into an unlined collection pond / pumping station, which is situated just downstream of the TMF embankment. According to the current rehabilitation plan, after the completion of the TMFs, the facility will be covered with soil and re-vegetated. The SGX Environmental Impact Assessment (EIA) Report states that the tailings do not contain sulphide and have no potential for acid generation.

20.4	Site monitoring

20.4.1	Monitoring plan

Silvercorp developed comprehensive monitoring plans during the EIA stage, including monitoring plans for the construction period. An environmental protection department consisting of five full time staff was set up for the project. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property.

The monitoring plans include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. For water environment monitoring, an intensive program has been developed and implemented, including twice-a-month testing of sanitary wastewater and surface water by the Luoning Liming Testing Company. Mine water discharge and surface water are tested monthly by the Yellow River Basin Environmental Monitoring Centre, an inter-provincial government organization. Water monitoring plans are summarized in Table 20.1.

Table 20.1 Water environmental monitoring plan for Ying mining area

Items	Monitoring points (section)	Monitoring parameters	Frequency	Monitored by
Sanitary wastewater	Final discharge point	Ag, Cd, As, Hg, Cr	Twice / month	Luoyang Liming Testing
Surface water	Shagou Yuelianggou	Ag, Cd, As, Hg, Cr	Twice / month	Company
Mining water	Discharge point after sedimentation tank	Temperature, pH, SS, CODcr, NH3-N, total P, N, SO4, Ag, Cu, Zn, Pb, Cd, Hg, phenol and TPH	Once / month	Yellow River Basin Monitoring Centre
Surface water	Sections at Shagou to Guxian Reservoir Upper section of Guxian Reservoir from Shagou Down gradient section of Guxian reservoir (500 m from Shagou entrance)

The QP understands that monitoring results from 2016 to 2020 indicate that the surface water results are in compliance with Class II and III limits of Surface Water Environmental Quality Standards (GB3838-2002), sanitary and process plant wastewater results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB8978-1996), and mining water results are in compliance with Class I limits of Integrated Wastewater Discharge Standard (GB8978-1996). These standards match the requirements in the EIA approvals. In addition, the QP understands that the project-stage completion inspection results were all compliant for wastewater discharge, air emission, noise and solid waste disposal.

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There have been a few exceptional cases in which pH values of the discharged mining water were slightly over 9.0 and Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

20.4.2	Water management

The water supply for the SGX and HPG projects is sourced mainly from the Guxian Reservoir and mountain spring water. Water supply for the TLP, LM, and HZG projects is mainly from mountain spring water near the mines.

Maintaining water quality for Guxian Reservoir, while operating the SGX / HZG and HPG projects, is a key requirement in the project environmental approvals. Silvercorp has created an SGX and HPG surface water discharge management plan. This comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system for the segregation and diversion of clean stormwater and for flood protection.

Prior to completion of the stormwater drainage bypass system, drainage construction in the project water catchment area was completed. Overflow water from the mill process (which is segregated by the thickener), and water generated from the tailings by the pressure filter, are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards (GB3838-2002) and Integrated Wastewater Discharge Standard (GB8978-1996) to meet the Class III requirements of surface water quality and Class I wastewater quality before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County.

Monthly monitoring results from the Luoyang Liming Testing Company and Yellow River Basin Environmental Monitoring Centre indicate that quality of water discharged to the surface water body is compliant with standards. Selected data are shown in Table 20.2 and Table 20.3 and show the general level of test results.

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Table 20.2 July 2019 to June 2020 monitoring results, surface water of SGX and HPG

Mine	Sampling date	SS	COD	NH3-N	Ag	Cu	Zn	Pb	Cd	TPH	Phenol
SGX	9 Jul 2019	13	11	0.04	< DL	0.006	< DL	0.0008	0.0001	< DL	0.002
	14 Aug 2019	20	12	0.05	< DL	0.001	< DL	0.0018	0.0001	< DL	< DL
	11 Sep 2019	23	12	0.08	< DL	< DL	0.004	0.0011	0.0001	< DL	0.003
	9 Oct 2019	21	12	0.03	< DL	0.003	< DL	0.0007	0.0001	< DL	0.001
	14 Nov 2019	18	12	0.10	< DL	< DL	0.001	0.0011	0.0001	< DL	0.002
	11 Dec 2019	20	11	0.19	< DL	0.002	0.002	0.0007	0.0003	< DL	0.001
	14 Jan 2020	26	11	0.22	< DL	0.002	< DL	0.0007	0.0001	0.01	< DL
	24 Mar 2020	24	10	0.24	< DL	0.018	0.008	0.0099	0.0001	< DL	0.002
	23 Apr 2020	20	12	0.26	< DL	0.001	< DL	0.0008	0.0001	< DL	< DL
	20 May 2020	22	12	0.08	< DL	0.001	< DL	< DL	0.0001	< DL	< DL
HPG	9 Jul 2019	19	12	0.12	< DL	0.001	< DL	0.0004	0.0001	< DL	< DL
	14 Aug 2019	15	13	0.03	< DL	0.001	< DL	0.0028	0.0001	< DL	< DL
	11 Sep 2019	25	11	0.12	< DL	0.000	0.005	0.0026	0.0001	< DL	0.001
	9 Oct 2019	17	12	0.11	< DL	0.002	< DL	0.0005	0.0001	< DL	< DL
	14 Nov 2019	28	11	0.05	< DL	0.000	0.001	0.0026	0.0001	< DL	0.001
	11 Dec 2019	25	12	0.15	< DL	0.001	0.002	0.0006	0.0002	< DL	0.001
	14 Jan 2020	22	10	0.22	< DL	0.002	< DL	0.0008	0.0001	< DL	< DL
	24 Mar 2020	23	9	0.15	< DL	0.002	0.004	0.0003	0.0001	< DL	0.001
	23 Apr 2020	24	11	0.24	< DL	0.001	< DL	0.0004	0.0001	< DL	< DL
	20 May 2020	12	11	0.09	< DL	0.001	< DL	0.0003	0.0001	< DL	< DL
GB3838 Limit		70	15	0.5	0.1	1	1	0.011	0.005	0.05	0.002

Note: Units – mg/L.

Table 20.3 July 2016 to June 2020 monitoring results, surface water

Sample location	NH 3N	Ag	Cu	Zn	Pb	Cd	As	Hg
GB3838 Limit	0.5	0.1	1	1	0.011	0.005	0.05	0.002
SGX	0.1078	< DL	0.0042	0.0036	0.0019	0.0001	0.0017	0.0000
HPG	0.1137	< DL	0.0012	0.0031	0.0011	0.0001	0.0113	0.0000
TLP	0.0437	/	/	/	< DL	< DL	0.0037	< DL

Note: Units – mg/L.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in the mining activities, and none is generated from the upper sections.

20.4.3	Groundwater

Groundwater guidelines are contained in the Groundwater Environmental Quality Standards (GB/T14848-93). There is a groundwater monitoring program for the processing plant area, but not for the mining areas. It is recognized that there is no requirement under the Chinese environmental approval to monitor this potential impact. Groundwater (the main drinking water sources) monitoring results of tested parameters, including pH, Pb, Hg, Zn, Cd, Cu, As, cyanide, and sulphate, conducted by the Luoyang Environmental Monitoring Station in January 2013 at different areas indicated that groundwater quality is in compliance with Class III of GB/T14848-93. The results are summarized in the Table 20.4 below.

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Table 20.4 Results summary of drinking water (groundwater)

Location	Pb	Hg	Zn	Cd	Cu	As	Ag	CN
Class III Limit	0.05	0.001	1.0	0.01	1.0	0.05		0.05
SGX Mine	< DL	< DL	< DL	< DL	< DL	< DL	< DL	< DL
Mill Plant	< DL	< DL	< DL	< DL	< DL	< DL	< DL	< DL
Mill Plant nearby
HPG Mine	< DL	< DL	< DL	< DL	< DL	< DL	< DL	< DL
Chongyang Mine	< DL	< DL	< DL	< DL	< DL	< DL	< DL	< DL
Detection limit (DL)	0.01	0.00005	0.01	0.001	0.01	0.002	0.007	0.004

Note: Units – mg/L.

20.4.4	Wastewater

There are three sources of wastewater: mining activities, mineral processing, and domestic sewage. Mine water is pumped to surface via the mine portals, and then pumped to Sedimentation Pond 1 via a lime dosing system to assist in flocculation. The settled water is then drained to Sedimentation Pond 2, where the overflow is allowed to drain to another system of three settlement tanks before being discharged to Guxian Reservoir through a discharge point approved by the Yellow River Management Committee at an elevation of 549.5 m above sea level. Sewage from mining areas is collected and treated by a biological and artificial wetland treatment system. The treated water meets the criteria for water reuse and is applied 100% to landscape watering with no discharge to the public water body. Table 20.5 shows representative mine water and sanitary wastewater monitoring results.

Table 20.5 Mining water and sanitary wastewater monitoring results

Sampling location	pH	Cd (mg/L)	Pb (mg/L)	Zn (mg/L)	Cu (mg/L)
Industrial wastewater reuse standard (GB / T19923-2005)	6.5-7.5	10	60	20	20
Discharge point after sedimentation treatment	8.4	< DL	0.0067	0.002	0.0061
Entrance to Guxian Reservoir	8.1	< DL	0.007	0.001	0.0017
Integrated wastewater discharge standards (GB 8978-1996) Class I Limit	6-9	0.1	1.0	2.0	0.5
Sanitary wastewater treatment	pH	NH3-N (mg/L)	COD (mg/L)	BOD (mg/L)	SS (mg/L)

According to the EIA approval, water quality protection for the Guxian Reservoir and the SGX project area is subject to Chinese National Standard Environmental Quality Standard for Surface Water (GB3838-1988 – Class II) and the mine discharge water quality is to meet Class I of the Integrated Wastewater Discharge Standard (i.e., at the point of discharge). Quality monitoring of the mine waters and the surrounding receiving surface waters is carried out under contract by the Luoning County Environmental Protection Bureau and the Yellow River Basin Environmental Monitoring Centre, in line with specifications in the site environmental monitoring plan. The monthly monitoring results have so far indicated that quality of water discharged to surface water bodies is compliant with both standards.

The Ying TMFs under-drainage and return water collection system comprises a tunnel discharging directly into a collection pond / pumping station just downstream of the TMF embankment. This TMF decant and under-drainage system provides a mechanism for the direct discharge of tailings and / or contaminated tailings water from the TMF. This existing collection pond is designed to overflow into a second containment / seepage dam. There are two further containment dams downstream, with a fourth dam, approximately 1 km downstream, also acting as another pumping station and emergency containment system. The collected tailings water from the TMF in these dams, is pumped

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back through a long pipe to the processing plant for reuse. No tailings water is discharged to the public water body.

20.5	Permitting requirements

The following permits and approvals have been obtained by Silvercorp for the Ying operation.

20.5.1	Environmental impact assessment reports & approvals

  Environmental Impact Assessment Report of SGX Mine Project, by Luoyang Environmental Protection & Design Institute, January 2006

  Approval of Environmental Impact Assessment Report of SGX Mine Project by Henan Environmental Protection Bureau, February 2006

  SGX Mine Project Trial Production Completion Acceptance Inspection Approval by Henan Environmental Protection Bureau, January 2009

  Environmental Impact Assessment Report of HPG Mine, by Luoyang Environmental Protection & Design Institute, November 2002

  Approval of Environmental Impact Assessment Report of HPG Mine by Henan Environmental Protection Bureau, January 2003

  Approval of Environmental Impact Assessment Report of TLP Mine by Henan Environmental Protection Bureau, November 1998

  Approval of Environmental Impact Assessment of LM Mine Expansion by Henan Environmental Protection Bureau, May 2010

  Environmental Impact Assessment Report of 2000 t/d processing plant and tailings storage facility, by Luoyang Environmental Protection & Design Institute, May 2009

  Approval of Environmental Impact Assessment Report for 2000 t/d Processing Plant and Tailings Storage Facility, by Henan Environmental Protection Bureau, July 2009

  Approval of Environmental Impact Assessment Report of TLP / LM Mines, by Henan Environmental Protection Bureau, March 2016

  Approval of Environmental Impact Assessment Report of HPG Mine, by Henan Environmental Protection Bureau, February 2016

  Approval of Environmental Impact Assessment Report of Dongcaogou Mine, by Henan Environmental Protection Bureau, July 2016

  Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, December 2013

  Clean Site Production Auditing Report of Henan Found Mining Ltd, by Luoyang Environmental Protection Bureau, January 2015

  Environment Emergency Management Plan of Henan Found Mining Ltd, filed in Luoyang Environmental Protection Bureau, April 2012

  Environment Emergency Management Plan for Henan Found TLP mine and Shiwagou Tailing Dam. filed in Luoyang Environmental Protection Bureau, January 2014

  Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, July 2012

  Geological Environment Protection and Reclamation Treatment for SGX Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, June 2014

  Geological Environment Protection and Reclamation Treatment for HPG Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, June 2014

  Geological Environment Protection and Reclamation Treatment for TLP Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, July 2012

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  Geological Environment Protection and Reclamation Treatment for TLP / LM Mines, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, December 2014

  Geological Environment Protection and Reclamation Treatment for Dongcaogou Mines, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, January 2014

20.5.2	Project safety pre-assessments reports and safety production permits

  Yuelianggou (SGX Mine) Project Safety Pre-Assessment Report & Registration by Henan Tiantai Mining Safety Engineering Company, December 2008

  HPG Mine Safety Pre-Assessment Report & Registration by Henan Minerals Test Centre, April 2010

  TLP Mine Safety Pre-Assessment Report & Registration by Henan Tiantai Mining Safety Engineering Company, December 2008

  LM Mine Safety Pre-Assessment Report & Registration by Henan Minerals Test Centre, January 2011

  Safety Production Permit (XCGL301B) for Henan Found Mining Ltd by Henan Safety Production & Supervision Bureau, valid from 9 May 2016 to 7 March 2019

  Safety Production Permit (XCJC302B) for SGX Mine by Henan Safety Production & Supervision Bureau, valid from 9 May 2016 to 2 March 2018

  Safety Production Permit (XCJC304B) for HPG Mine by Henan Safety Production & Supervision Bureau, valid from 9 May 2016 to 7 July 2017

  Safety Production Permit (XCJC303B) for TLP / LM Mines by Henan Safety Production & Supervision Bureau, valid from 9 May 2016 to 18 January 2018

  Safety Production Permit (XCWK332Y) for SGX Tailing Dam Operation by Henan Safety Production & Supervision Bureau, valid from 28 November 2010 to 27 November 2019

  Safety Production Permit (XCWK331Y) for Shiwagou Tailing Dam Operation by Henan Safety Production & Supervision Bureau, valid from 9 November 2010 to 8 November 2019

20.5.3	Resource utilization plan (RUP) reports & approvals

  RUP Report and Approval for SGX Mine by China Steel Group Design Institute

  RUP Report and Approval for HPG Mine by Sanmenxia Gold Design Institute, February 2010

  RUP Report and Approval for TLP Mine by China Steel Group Design Institute

  RUP Report and Approval for LM Mine by Sanmenxia Gold Design Institute, April 2010

20.5.4	Soil and water conservation plan and approvals

  Soil and Water Conservation Plan for the SGX Mine by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2009

  Soil and Water Conservation Plan for HPG Mine by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, May 2008

  Soil and Water Conservation Plan for LM Mine by Luoyang Soil and Water Conservation Supervision Station and approved by Luoyang Water Resources Management Bureau, January 2007

  Approval of Wastewater Discharge at the SGX mine and HPG mines to the Guxian Reservoir by Yellow River Irrigation Work Committee, January 2007

  Approval of Wastewater Discharge in the Ying TMF to the Chongyang River by Yellow River Irrigation Work Committee, January 2007

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  Land Reclamation Plan for SGX Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, July 2014

  Land Reclamation Plan for TLP / LM Mines, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, June 2015

  Land Reclamation Plan for HPG Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, January 2016

  Land Reclamation Plan for Dongcaogou Mine, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, September 2014

  Land Reclamation Plan for Shiwagou Tailings Dam, Henan Found Mining Ltd. Filed in Henan Land and Resources Bureau, July 2014

20.5.5	The geological hazards assessment report and approval

  The Geological Hazards Assessment Report for the SGX mine by Henan Provincial Science and Research Institute of Land and Resources, January 2009.

  Geological Hazards Assessment Report is a part of the documents for the mining permit application that was implemented in March 2004. This report was not required for HPG, LM, and TLP mines since the original mining permits were issued before March 2004.

20.5.6	Mining permits

See Section 4.1.

20.5.7	Land use right permits

  Land use right certificate No 0032 (Luoning County Guoyong (2011) No 0032). The certificate covers a land area of 98,667 m2 located in Shagou Village, Xiayu Town, Luoning County and will expire in 2061; issued and approved by Luoning County Government, Luoning County Land and Resources Bureau and Ministry of Land and Resources of PRC.

  Forest land use right permit (Yulinzixu 2008 No 170), issued by Henan Forest Bureau in November 2008. The permit covers a forest land area of 12.8064 hectares located in Zhuangtou Village, Xiayu Township, Luoning County for the processing plant and the tailings dam construction.

20.5.8	Water permits

  Water permits (Ning Water No. 2012-001). The permit allows the taking of 309,600 m3 water for mill processing from Chongyang River at the inlet of the Xiashi Valley (downstream of No. 1 TMF) and the Chongyang River and expires on 30 June 2017. The permit was issued and approved by Luoning County Bureau of Water Resources Management on 21 June 2012.

  Water permits (Ning Water No. 2008-001). The permit allows the taking of 823,100 m3 of water for mill processing from Luo River at the inlet of the Chongyang River, 7 km north of the No. 2 mill were renewed in 2013. The permit was issued and approved by Luoning County Bureau of Water Resources Management on 13 August 2008.

20.6	Social and community interaction

The nearest significant community to the Ying projects is the Xia Yu Township, which is approximately 2 km to the south-west of the Ying processing plant. The Luoning County Town is approximately 48 km to the north-east and the Lushi County Town is approximately 30 km to the south-west.

The project area surrounding land is predominantly agricultural.

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Silvercorp has provided several donations and contributions to communities within the Luoning County; these comprise a range of cash donations, to local capital projects and community support programs, and capital projects such as road construction and repairing, constructing and upgrading schools. As of 31 December 2019, Silvercorp had donated over RMB¥24.5 million in cash or in kind.

The QP understands that there are no records of public complaints in relation to Silvercorp’s Ying Property operations.

20.6.1	Cultural minorities and heritages

There are no cultural minority groups within the general project area. The cultural make-up of the broader Luoning County is predominantly Han Chinese. It is understood that there are no records of cultural heritage sites located within or near the Ying Property.

20.6.2	Relationships with local government

Silvercorp has indicated that it has close relationships with the local Luoning County and Luoyang City, evidenced by the following:

  The Company consults with the Luoning County on local issues.

  The Luoning County is utilized to undertake regular water quality monitoring for the SGX and HPG Projects.

  Relations with statutory bodies are positive and Silvercorp has received no notices of breaches of environmental conditions.

20.6.3	Labour practices

Silvercorp’s production activities are compliant with Chinese labour regulations. Formal contracts are signed for all the full-time employees with what the QP understands are wages well above minimum. The company provides annual medical surveillance and checks are conducted for its employees before, during and after their employment with the Company. The Company does not use child or under-aged labour.

20.7	Remediation and reclamation

Silvercorp developed remediation and reclamation plans during the project approval stage, including measures for project construction, operation and closure. The Company has spent approximately $3.9M on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, the under-drainage tunnel, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. From 2016 through 2019, a land area of 371,210 m2 was planted with trees and grasses, as planned in the EIA; of this, 174,800 m2 of land was planted in 2019. Unused mining tunnels has been closed and rehabilitation coverage at all the mines has been completed.

Table 20.6 details expenditures for environmental protection, rehabilitation, reclamation, and compensation for land acquisition from 2016 to 2020.

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Table 20.6 Expenditures on reclamation and remediation from 2016 to 2020 (‘000 US$)

Year	2016	2017	2018	2019	2020	Totals
Item
EIA	64	0	0	0	0	64
Soil & water conservation	0	0	0	41	13	54
Environmental equipment	0	14	24	77	8	123
Tailing dam	113	61	1,009	1,083	2	2,267
Land reclamation	60	78	106	298	112	654
Compensation for land acquisition	154	155	284	178	2	774
Total	392	307	1,423	1,677	137	3,936

20.8	Site closure plan

Mine closure will comply with the Chinese National regulatory requirements. These comprise of Article 21 (Closure Requirements) of the Mineral Resources Law (1996), and Articles 33 and 34 of the Rules of Implementation Procedures of the Mineral Resources Law of the People's Republic of China (2006).

The site closure planning process will include the following components:

  Identify all site closure stakeholders (e.g., government, employees, community, etc.).

  Undertake stakeholder consultation to develop agreed upon site closure criteria and post-operational land use.

  Maintain records of stakeholder consultation.

  Establish a site rehabilitation objective in line with the agreed post-operational land use.

  Describe / define the site closure liabilities (i.e., determined against agreed closure criteria).

  Establish site closure management strategies and cost estimates (i.e., to address / reduce site closure liabilities).

  Establish a financial accrual process for the site closure.

  Describe the post-site closure monitoring activities / program (i.e., to demonstrate compliance with the rehabilitation objective / closure criteria).

Based on the Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

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21	Capital and operating costs

21.1	Capital costs

The principal capital requirement in the Ying district is for mine development. Capital provision is also made for exploration drilling and for sustaining surface facilities, plant expenditure, personal protective equipment, and equipment in general. Specific processing plant capital requirements going forward are projected to be minimal as plant capacity has previously been expanded, as described in Section 17, to meet the forecast mine production.

The basis for calculating the mine development capital cost has been described in Section 16, where the projected horizontal and vertical mine development meterage is presented for each mine.

Projected LOM capital costs in US$, by mine and for Ying as a whole, are summarized in Table 21.1. An exchange rate of US$1 = 6.90 RMB is assumed.

The QP considers the projected capital costs to be reasonable relative to the mine development planned and the site facilities, equipment and infrastructure.

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Table 21.1 Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Sustaining Capex
Exploration & mine development tunneling	21.94	4.55	3.38	3.12	1.87	1.85	1.28	0.91	0.90	0.95	0.64	0.60	0.63	0.47	0.52	0.11	0.08	0.08	-	-	-
Facilities, Plant, and Equipment	17.59	0.87	0.87	0.87	0.88	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.89	0.86	0.84	0.83
Investment Capex	34.26	3.36	3.36	3.61	3.68	3.43	3.15	2.56	2.17	1.50	1.22	1.13	1.00	0.98	0.63	0.89	0.78	0.40	0.28	0.13	-
Total SGX Capex	73.79	8.78	7.61	7.60	6.43	6.17	5.32	4.36	3.96	3.34	2.75	2.62	2.52	2.34	2.04	1.89	1.75	1.37	1.14	0.97	0.83
HZG
Sustaining Capex
Exploration & mine development tunneling	11.22	1.59	1.60	1.75	1.58	1.73	1.03	0.69	0.43	0.18	0.42	0.13	0.09	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	1.63	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.12	0.11	-	-	-	-	-	-	-	-
Investment Capex	11.54	0.98	1.13	0.68	0.79	0.62	0.97	1.20	1.39	1.56	1.53	0.32	0.37	-	-	-	-	-	-	-	-
Total HZG Capex	24.39	2.71	2.87	2.57	2.51	2.49	2.14	2.03	1.96	1.88	2.09	0.57	0.57	-	-	-	-	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunneling	7.67	0.66	0.86	0.61	0.62	0.62	0.56	0.47	0.50	0.71	0.46	0.46	0.21	0.17	0.10	0.34	0.26	0.06	-	-	-
Facilities, Plant, and Equipment	4.78	0.25	0.25	0.27	0.27	0.28	0.28	0.27	0.28	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.24	0.24	-	-
Investment Capex	5.71	0.04	0.09	0.13	0.20	0.10	0.15	0.38	0.48	0.22	0.14	0.22	0.82	0.85	0.61	0.45	0.42	0.41	-	-	-
Total HPG Capex	18.16	0.95	1.20	1.01	1.09	1.00	0.99	1.12	1.26	1.20	0.87	0.95	1.30	1.29	0.98	1.06	0.94	0.71	0.24	-	-
TLP
Sustaining Capex
Exploration & mine development tunneling	9.79	4.54	1.81	0.97	0.75	0.36	0.13	0.21	0.29	0.19	0.14	0.14	0.09	0.07	0.07	0.03	-	-	-	-	-
Facilities, Plant, and Equipment	8.06	0.51	0.49	0.52	0.51	0.49	0.56	0.54	0.57	0.51	0.48	0.49	0.49	0.49	0.49	0.48	0.44	-	-	-	-
Investment Capex	17.33	1.85	1.68	1.78	1.16	1.54	1.68	1.52	1.14	1.06	0.86	0.93	0.84	0.59	0.70	-	-	-	-	-	-
Total TLP Capex	35.18	6.90	3.98	3.27	2.42	2.39	2.37	2.27	2.00	1.76	1.48	1.56	1.42	1.15	1.26	0.51	0.44	-	-	-	-
LME
Sustaining Capex
Exploration & mine development tunneling	5.96	1.32	1.31	0.88	0.70	0.87	0.44	0.17	0.17	0.05	0.05	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	2.70	0.14	0.15	0.17	0.15	0.17	0.15	0.16	0.18	0.16	0.17	0.18	0.16	0.16	0.16	0.16	0.14	0.14	-	-	-
Investment Capex	12.28	0.58	0.69	0.97	0.95	0.73	0.92	0.81	0.69	0.73	0.78	0.82	0.61	0.66	0.73	0.82	0.79	-	-	-	-
Total LME Capex	20.94	2.04	2.15	2.02	1.80	1.77	1.51	1.14	1.04	0.94	1.00	1.00	0.77	0.82	0.89	0.98	0.93	0.14	-	-	-
LMW
Sustaining Capex
Exploration & mine development tunneling	9.99	0.88	0.93	1.01	1.05	0.94	0.91	0.66	0.72	0.48	0.25	0.35	0.27	0.24	0.27	0.33	0.19	0.14	0.13	0.16	0.08
Facilities, Plant, and Equipment	6.73	0.33	0.34	0.36	0.35	0.35	0.34	0.34	0.35	0.34	0.34	0.34	0.34	0.35	0.34	0.34	0.33	0.33	0.34	0.31	0.27
Investment Capex	11.27	0.98	1.00	1.07	1.08	1.12	1.20	1.18	1.04	1.12	0.80	0.48	0.20	-	-	-	-	-	-	-	-
Total LMW Capex	27.99	2.19	2.27	2.44	2.48	2.41	2.45	2.18	2.11	1.94	1.39	1.17	0.81	0.59	0.61	0.67	0.52	0.47	0.47	0.47	0.35
Ying Total
Sustaining Capex
Exploration & mine development tunneling	66.57	13.54	9.89	8.34	6.57	6.37	4.35	3.11	3.01	2.56	1.96	1.68	1.29	0.95	0.96	0.81	0.53	0.28	0.13	0.16	0.08
Facilities, Plant, and Equipment	41.49	2.24	2.24	2.33	2.30	2.32	2.36	2.34	2.41	2.31	2.29	2.29	2.26	2.16	2.15	2.14	2.06	1.60	1.44	1.15	1.10
Investment Capex	92.39	7.79	7.95	8.24	7.86	7.54	8.07	7.65	6.91	6.19	5.33	3.90	3.84	3.08	2.67	2.16	1.99	0.81	0.28	0.13	-
Total Ying Capex	200.45	23.57	20.08	18.91	16.73	16.23	14.78	13.10	12.33	11.06	9.58	7.87	7.39	6.19	5.78	5.11	4.58	2.69	1.85	1.44	1.18

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

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21.2	Operating costs

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes.

Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contract includes all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the company. Ground support consumables such as timber and power to the portal areas are the responsibility of the company.

Shipping costs are for moving ore from each mine to the processing plant.

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost.

G&A costs include an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dam with tailings are regarded as an operating cost.

As of 1 July 2016, the previous Mineral Resources tax was switched to a levy based on percentage of sales. At the Ying mine, the provision for Mineral Resources tax is approximately 3% of sales.

Table 21.2 summarizes projected LOM operating costs in US$, by mine, and for Ying as a whole. Again, an exchange rate of US$1 = 6.90 RMB is assumed.

The QP considers the operating costs to be reasonable relative to the methods and technology used and to the scale of the operations.

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Table 21.2 Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
SGX
Mining	357.80	18.95	18.16	17.66	18.25	18.73	18.62	18.48	18.69	18.45	18.09	18.15	18.06	18.40	17.95	17.76	17.51	17.22	17.68	16.53	14.46
Shipping	20.93	1.03	1.03	1.03	1.05	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.06	1.03	1.00	0.98
Milling	52.82	2.61	2.61	2.61	2.66	2.67	2.67	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.68	2.67	2.67	2.59	2.52	2.48
G&A and product selling	42.89	2.12	2.12	2.12	2.16	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.17	2.16	2.10	2.05	2.02
Mineral Resources tax	43.56	2.61	2.56	2.48	2.37	2.32	2.24	2.20	2.16	2.18	2.17	2.15	2.15	2.15	2.11	2.11	2.08	2.04	1.91	1.82	1.75
Government fee and other tax	14.40	0.71	0.71	0.71	0.72	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.73	0.72	0.70	0.69	0.68
Total SGX Opex	532.40	28.03	27.19	26.61	27.21	27.68	27.49	27.31	27.48	27.27	26.89	26.93	26.85	27.18	26.69	26.51	26.22	25.87	26.01	24.61	22.37
HZG
Mining	33.90	3.22	3.05	3.31	3.26	3.24	3.02	2.93	2.72	2.60	2.68	1.97	1.90	-	-	-	-	-	-	-	-
Shipping	3.09	0.26	0.25	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.22	0.20	-	-	-	-	-	-	-	-
Milling	6.20	0.52	0.51	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.54	0.44	0.41	-	-	-	-	-	-	-	-
G&A and product selling	5.05	0.42	0.42	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.44	0.36	0.33	-	-	-	-	-	-	-	-
Mineral Resources tax	3.63	0.36	0.35	0.37	0.35	0.33	0.33	0.33	0.30	0.29	0.27	0.19	0.16	-	-	-	-	-	-	-	-
Government fee and other tax	1.71	0.14	0.14	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.15	0.12	0.11	-	-	-	-	-	-	-	-
Total HZG Opex	53.58	4.92	4.72	5.08	5.01	4.97	4.75	4.66	4.42	4.29	4.35	3.30	3.11	-	-	-	-	-	-	-	-
HPG
Mining	74.74	4.56	3.98	4.39	4.45	4.51	4.61	4.46	4.55	4.37	4.78	4.60	3.93	3.81	3.84	3.76	3.81	3.28	3.05	-	-
Shipping	4.71	0.24	0.25	0.26	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.27	0.26	0.27	0.25	0.24	0.24	-	-
Milling	12.55	0.64	0.66	0.70	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.72	0.71	0.71	0.71	0.67	0.64	0.63	-	-
G&A and product selling	10.19	0.52	0.54	0.57	0.58	0.59	0.59	0.58	0.59	0.58	0.58	0.58	0.58	0.58	0.58	0.58	0.54	0.52	0.51	-	-
Mineral Resources tax	5.59	0.34	0.34	0.37	0.37	0.37	0.37	0.35	0.35	0.33	0.33	0.33	0.33	0.31	0.27	0.25	0.21	0.19	0.18	-	-
Government fee and other tax	3.42	0.18	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.19	0.20	0.20	0.20	0.19	0.19	0.19	0.18	0.17	0.17	-	-
Total HPG Opex	111.20	6.48	5.95	6.48	6.58	6.66	6.76	6.58	6.68	6.46	6.88	6.70	6.03	5.87	5.85	5.76	5.66	5.04	4.78	-	-
TLP
Mining	119.41	8.25	6.90	8.34	8.39	7.92	8.68	7.88	8.44	7.89	7.04	6.94	7.23	7.13	6.66	6.39	5.33	-	-	-	-
Shipping	9.25	0.58	0.56	0.60	0.59	0.56	0.64	0.62	0.66	0.58	0.55	0.56	0.56	0.56	0.57	0.55	0.51	-	-	-	-
Milling	23.74	1.50	1.44	1.53	1.51	1.44	1.65	1.59	1.69	1.49	1.41	1.43	1.44	1.44	1.45	1.42	1.31	-	-	-	-
G&A and product selling	19.26	1.21	1.17	1.24	1.23	1.17	1.34	1.29	1.37	1.21	1.14	1.16	1.17	1.17	1.18	1.15	1.06	-	-	-	-
Mineral Resources tax	12.20	0.76	0.78	0.84	0.87	0.79	0.91	0.85	0.87	0.78	0.69	0.73	0.73	0.73	0.71	0.64	0.52	-	-	-	-
Government fee and other tax	6.45	0.41	0.39	0.42	0.41	0.39	0.45	0.43	0.46	0.41	0.38	0.39	0.39	0.39	0.39	0.39	0.35	-	-	-	-
Total TLP Opex	190.31	12.71	11.24	12.97	13.00	12.27	13.67	12.66	13.49	12.36	11.21	11.21	11.52	11.42	10.96	10.54	9.08	-	-	-	-
LME
Mining	53.18	3.46	3.43	3.47	3.27	2.98	2.84	3.07	3.32	3.02	3.00	3.29	3.09	3.28	3.07	3.00	2.81	2.78	-	-	-
Shipping	4.11	0.21	0.23	0.26	0.23	0.25	0.23	0.24	0.27	0.25	0.26	0.27	0.25	0.25	0.24	0.25	0.21	0.21	-	-	-
Milling	12.60	0.66	0.70	0.78	0.72	0.77	0.70	0.74	0.81	0.76	0.79	0.83	0.76	0.76	0.75	0.76	0.66	0.65	-	-	-
G&A and product selling	10.22	0.53	0.57	0.63	0.58	0.62	0.57	0.60	0.66	0.62	0.64	0.67	0.62	0.62	0.61	0.62	0.53	0.53	-	-	-
Mineral Resources tax	7.46	0.51	0.56	0.63	0.52	0.53	0.42	0.43	0.45	0.45	0.41	0.43	0.44	0.37	0.36	0.34	0.32	0.29	-	-	-
Government fee and other tax	3.43	0.18	0.19	0.21	0.19	0.21	0.19	0.20	0.22	0.21	0.22	0.22	0.21	0.21	0.20	0.21	0.18	0.18	-	-	-
Total LME Opex	91.00	5.55	5.68	5.98	5.51	5.36	4.95	5.28	5.73	5.31	5.32	5.71	5.37	5.49	5.23	5.18	4.71	4.64	-	-	-
LMW
Mining	89.35	5.03	4.96	5.14	5.02	4.52	4.39	4.43	4.81	4.56	4.13	4.49	4.62	4.51	4.35	4.75	4.22	4.09	4.26	3.71	3.36
Shipping	4.57	0.22	0.23	0.24	0.24	0.24	0.23	0.23	0.24	0.23	0.23	0.23	0.23	0.24	0.23	0.23	0.23	0.22	0.24	0.21	0.18
Milling	13.68	0.66	0.69	0.72	0.71	0.71	0.69	0.69	0.71	0.69	0.70	0.70	0.68	0.70	0.70	0.69	0.68	0.67	0.70	0.64	0.55
G&A and product selling	11.11	0.54	0.56	0.59	0.57	0.57	0.56	0.56	0.58	0.56	0.57	0.57	0.56	0.57	0.57	0.56	0.55	0.54	0.57	0.52	0.44
Mineral Resources tax	9.03	0.45	0.48	0.53	0.53	0.52	0.50	0.50	0.51	0.48	0.48	0.48	0.46	0.47	0.46	0.44	0.41	0.38	0.37	0.32	0.26
Government fee and other tax	3.72	0.18	0.19	0.20	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.18	0.18	0.19	0.17	0.15
Total LMW Opex	131.46	7.08	7.11	7.42	7.26	6.75	6.56	6.60	7.04	6.71	6.30	6.66	6.74	6.68	6.50	6.86	6.27	6.08	6.33	5.57	4.94
Ying Total
Mining	728.38	43.47	40.48	42.31	42.64	41.90	42.16	41.25	42.53	40.89	39.72	39.44	38.83	37.13	35.87	35.66	33.68	27.37	24.99	20.24	17.82
Shipping	46.66	2.54	2.55	2.66	2.65	2.65	2.70	2.69	2.77	2.66	2.64	2.61	2.57	2.38	2.36	2.36	2.26	1.73	1.51	1.21	1.16
Milling	121.59	6.59	6.61	6.88	6.86	6.85	6.97	6.95	7.14	6.88	6.83	6.79	6.69	6.28	6.28	6.26	5.99	4.63	3.92	3.16	3.03
G&A and product selling	98.72	5.34	5.38	5.59	5.56	5.56	5.67	5.64	5.81	5.58	5.54	5.51	5.43	5.11	5.11	5.08	4.85	3.75	3.18	2.57	2.46
Mineral Resources tax	81.47	5.03	5.07	5.22	5.01	4.86	4.77	4.66	4.64	4.51	4.35	4.31	4.27	4.03	3.91	3.78	3.54	2.90	2.46	2.14	2.01
Government fee and other tax	33.13	1.80	1.80	1.88	1.85	1.87	1.91	1.90	1.95	1.88	1.87	1.85	1.83	1.71	1.70	1.71	1.62	1.25	1.06	0.86	0.83
Total Ying Opex	1,109.95	64.77	61.89	64.54	64.57	63.69	64.18	63.09	64.84	62.40	60.95	60.51	59.62	56.64	55.23	54.85	51.94	41.63	37.12	30.18	27.31

Notes: Numbers may not compute exactly due to rounding. Q4 FY2020 not included.

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Silvercorp Metals Inc.	720009

22	Economic analysis

22.1	Introduction

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis of the Ying Property for the purposes of this report, the QPs consider it reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The following metal prices, costs and exchange rate were used for the economic analysis:

•	Gold price	US$1,400/oz
•	Silver price	US$20/oz
•	Lead price	US$0.95/lb
•	Zinc price	US$0.1.10/lb
•	Mining cost	US$61.34/t
•	Milling cost	US$10.23/t
•	Shipping	US$3.92/t
•	Mineral Resources tax	US$6.86/t
•	G&A	US$8.30/t
•	Government fees and other taxes	US$2.78/t
•	Sustaining and growth capital	US$16.95/t
•	Exchange rate	US$1 = 6.90RMB

22.2 Annual production schedule

Table 16.13 showing the LOM ore production schedule by mine is repeated below as Table 22.1.

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Silvercorp Metals Inc.	720009

Table 22.1 Ying Mines LOM production schedule

SGX	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	29	255	255	255	260	261	261	261	261	262	261	261	262	261	261	262	261	261	253	247	243	5,193
Ag (g/t)	357	359	356	321	307	305	271	268	264	265	261	269	272	266	269	277	259	255	237	226	227	277
Pb (%)	6.43	6.45	6	6.34	5.76	5.25	5.64	5.22	5.53	5.46	5.54	4.82	5.28	5.21	4.92	4.79	5.25	5.29	5.32	5.41	5.11	5.43
Zn (%)	2.12	2.25	2.44	2.72	2.47	2.79	2.97	3.36	2.6	2.73	2.87	3.27	2.44	2.87	2.69	2.51	2.34	2.04	2.04	1.94	1.97	2.57
AgEq (g/t)	634	639	625	608	568	555	539	529	520	521	523	515	515	516	504	504	498	489	472	463	453	529
HZG	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032									Total
Ore (kt)	9	51	50	53	53	53	53	53	53	53	53	43	40	-	-	-	-	-	-	-	-	616
Ag (g/t)	413	403	383	389	357	324	344	337	318	306	286	244	225									330
Pb (%)	0.61	0.71	1.05	0.76	1.04	1.57	0.94	0.92	0.58	0.54	0.46	0.64	0.51									0.82
Zn (%)	0.26	0.25	0.22	0.17	0.22	0.16	0.17	0.19	0.17	0.12	0.15	0.14	0.12									0.18
AgEq (g/t)	434	427	420	415	394	378	377	368	338	325	302	266	243									359
HPG	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038			Total
Ore (kt)	12	63	65	69	70	71	71	70	71	70	70	70	70	70	69	70	66	63	61.719	-	-	1,240
Au (g/t)	1.14	1.14	0.65	1.58	1.42	1.21	0.92	1.16	0.52	1.25	1.85	1.48	1.89	1.65	1.61	1.37	0.91	0.87	0.94			1.25
Ag (g/t)	93	98	102	88	103	108	108	87	84	69	60	67	61	62	35	29	39	50	41			72
Pb (%)	4.27	4.5	4.64	3.18	3.34	3.48	3.17	4.17	5.01	3.64	2.95	3.29	2.96	2.7	2.06	2.77	2.8	2.19	2.18			3.29
Zn (%)	1.05	1.17	1.79	2.16	1.64	1.43	2.76	1.12	1.4	1.58	1.32	1.34	0.96	1.36	1.88	1.15	0.83	0.85	0.87			1.43
AgEq (g/t)	347	362	356	355	354	347	348	339	334	319	316	313	311	298	256	244	218	206	200			306
LME	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037				Total
Ore (kt)	10	64	69	76	70	75	69	72	80	74	78	81	75	74	73	74	64	64	-	-	-	1,243
Ag (g/t)	395	407	424	410	352	354	319	295	296	322	275	272	300	231	242	228	250	220				306
Pb (%)	1.59	1.86	1.71	2.35	2.7	1.95	1.27	1.68	1.18	1.15	1.21	1.23	1.45	1.83	1.43	1.29	1.26	1.53				1.59
Zn (%)	0.44	0.43	0.37	0.46	0.51	0.27	0.38	0.46	0.38	0.41	0.31	0.37	0.37	0.51	0.39	0.34	0.28	0.35				0.39
AgEq (g/t)	455	475	486	496	450	424	367	358	341	366	320	318	354	300	296	277	297	277				365
LMW	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	11	65	67	71	69	69	67	68	69	68	68	68	67	69	68	68	66	65	69	63	54	1,349
Ag (g/t)	306	333	330	330	360	369	354	341	352	329	334	333	333	339	316	297	278	267	258	236	212	317
Pb (%)	2.59	2.67	3.05	3.57	2.96	2.57	2.87	3.08	2.65	3.10	2.76	2.61	2.51	2.13	2.57	2.72	2.93	2.67	2.09	2.11	2.57	2.71
Zn (%)	0.27	0.24	0.25	0.28	0.25	0.28	0.26	0.38	0.28	0.36	0.29	0.27	0.27	0.29	0.34	0.35	0.28	0.32	0.33	0.29	0.26	0.29
AgEq (g/t)	396	426	437	456	464	460	454	449	445	437	430	425	420	413	406	392	381	360	331	310	302	412
TLP	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036					Total
Ore (kt)	28	146	141	149	148	141	161	155	165	146	138	140	141	141	142	139	128	-	-	-	-	2,348
Ag (g/t)	193	211	258	267	293	262	260	242	240	241	199	239	227	219	196	172	133					230
Pb (%)	3.73	3.51	2.71	2.57	2.26	2.73	2.85	3.11	2.75	2.93	3.58	2.72	2.98	3.31	3.60	3.67	3.89					3.07
Zn (%)	0.32	0.32	0.39	0.34	0.36	0.39	0.32	0.33	0.33	0.29	0.25	0.32	0.35	0.30	0.36	0.30	0.29					0.33
AgEq (g/t)	320	331	351	354	371	355	357	348	334	342	322	331	329	333	319	297	265					334
Ying Mine	2020 Q4	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	Total
Ore (kt)	99	645	647	673	670	670	682	679	699	672	668	664	654	615	614	612	585	452	384	309	296	11,989
Au (g/t)	0.14	0.11	0.07	0.16	0.15	0.13	0.09	0.12	0.05	0.13	0.19	0.16	0.20	0.19	0.18	0.16	0.10	0.12	0.15	-	-	0.13
Ag (g/t)	282	305	316	301	297	289	270	259	257	255	238	247	246	236	228	221	208	224	209	228	224	257
Pb (%)	3.96	4.30	4.00	4.00	3.75	3.60	3.64	3.71	3.66	3.62	3.67	3.28	3.52	3.74	3.61	3.65	3.97	3.95	4.24	4.74	4.65	3.81
Zn (%)	0.94	1.16	1.31	1.42	1.31	1.39	1.58	1.58	1.27	1.38	1.39	1.58	1.23	1.53	1.52	1.35	1.26	1.39	1.54	1.61	1.66	1.41
AgEq (g/t)	448	488	488	482	465	452	438	429	415	420	409	405	409	412	398	388	381	401	403	432	426	429

Note: Numbers may not compute exactly due to rounding.

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Silvercorp Metals Inc.	720009

22.3	Cash flow forecast

Based on the LOM production profile and the metal price and other assumptions shown above, pre-tax and post-tax cashflow projections have been generated as presented in Table 22.2. At 5% discount rate, base case pre-tax and post-tax NPVs of $954M and $713M are projected. Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold.

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Silvercorp Metals Inc.	720009

Table 22.2 Ying Property cash flow projection

	Totals	Q4 FY2020	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040
Metal production
Au (koz)	44.77	0.39	2.07	1.22	3.13	2.87	2.47	1.87	2.35	1.06	2.53	3.74	3.00	3.82	3.32	3.23	2.75	1.72	1.58	1.67	-	-
Ag (koz)	94,987	863	6,072	6,302	6,255	6,129	5,965	5,667	5,406	5,521	5,293	4,905	5,045	4,971	4,473	4,312	4,180	3,752	3,135	2,485	2,193	2,062
Pb (Mlb)	966.6	8.3	58.5	54.8	57.1	53.3	50.9	52.5	53.1	54.1	51.5	51.8	46.0	48.8	48.6	46.8	47.2	49.1	38.3	34.9	31.6	29.7
Zn (Mlb)	220.4	1.1	9.5	10.8	12.4	11.2	12.0	14.1	14.0	11.4	12.1	12.3	13.8	10.3	12.4	12.2	10.8	9.7	8.6	8.2	6.9	6.9
Net realized selling price
Au ($/oz)	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134	1,134
Ag ($/oz)	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18	18
Pb ($/lb)	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83	0.83
Zn ($/lb)	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80	0.80
Revenue
Au ($M)	50.77	0.45	2.35	1.38	3.55	3.26	2.80	2.12	2.66	1.20	2.87	4.24	3.40	4.33	3.76	3.66	3.12	1.95	1.79	1.89	0.00	0.00
Ag ($M)	1,709.77	15.53	109.29	113.43	112.59	110.33	107.38	102.01	97.32	99.38	95.28	88.30	90.80	89.48	80.51	77.61	75.24	67.54	56.43	44.73	39.47	37.11
Pb ($M)	803.51	6.86	48.67	45.51	47.46	44.29	42.34	43.65	44.13	44.95	42.81	43.08	38.24	40.54	40.37	38.91	39.21	40.78	31.82	29.00	26.25	24.66
Zn ($M)	175.75	0.89	7.58	8.60	9.86	8.90	9.59	11.26	11.14	9.07	9.64	9.78	11.01	8.24	9.89	9.71	8.58	7.71	6.83	6.52	5.49	5.47
Total revenue ($M)	2,739.80	23.72	167.89	168.92	173.46	166.78	162.11	159.03	155.25	154.59	150.60	145.40	143.45	142.59	134.53	129.89	126.14	117.98	96.88	82.15	71.21	67.24
Mining costs
Resuing mining ($M)	214.28	3.33	18.86	13.96	13.68	13.07	12.34	10.63	10.34	12.35	11.32	10.20	10.07	10.21	10.24	9.29	9.92	9.49	6.64	6.69	5.59	6.05
Shrinkage mining ($M)	113.30	0.09	2.26	4.81	5.54	5.81	6.04	7.18	7.34	6.49	6.72	7.05	7.12	6.96	6.04	6.45	6.14	5.80	5.49	4.10	3.13	2.72
Drilling ($M)	39.43	0.31	2.07	2.09	2.17	2.16	2.17	2.18	2.18	2.23	2.17	2.16	2.14	2.11	2.00	1.99	1.99	1.92	1.64	1.47	1.18	1.12
Expensed tunneling ($M)	98.50	1.17	6.05	5.40	6.18	6.84	6.64	7.20	6.51	6.24	5.95	5.68	5.53	5.11	4.97	4.27	3.78	3.17	2.86	2.69	2.13	0.12
Mine common costs ($M)	269.93	2.16	14.20	14.24	14.75	14.76	14.71	14.97	14.89	15.22	14.74	14.63	14.56	14.44	13.88	13.86	13.81	13.32	10.74	10.04	8.20	7.80
Total mining costs	735.45	7.06	43.46	40.49	42.32	42.64	41.90	42.16	41.26	42.53	40.89	39.72	39.43	38.83	37.13	35.87	35.65	33.69	27.37	24.99	20.24	17.82
Milling costs ($M)	122.65	1.01	6.59	6.61	6.89	6.86	6.85	6.97	6.95	7.15	6.88	6.83	6.79	6.70	6.29	6.28	6.26	5.98	4.63	3.93	3.16	3.03
Shipping costs ($M)	47.03	0.39	2.55	2.56	2.66	2.65	2.64	2.70	2.68	2.76	2.66	2.64	2.61	2.57	2.37	2.37	2.36	2.26	1.73	1.50	1.21	1.17
Mineral Resource tax @ 3% of sales ($M)	82.19	0.71	5.04	5.07	5.20	5.00	4.86	4.77	4.66	4.64	4.52	4.36	4.30	4.28	4.04	3.90	3.78	3.54	2.91	2.46	2.14	2.02
Total cash cost ($M)	987.32	9.18	57.64	54.73	57.07	57.15	56.26	56.60	55.55	57.07	54.94	53.54	53.13	52.37	49.83	48.42	48.06	45.47	36.64	32.88	26.75	24.03
General & Administrative ($M)	99.51	0.82	5.35	5.37	5.59	5.56	5.56	5.66	5.64	5.80	5.58	5.54	5.51	5.43	5.11	5.10	5.08	4.85	3.75	3.19	2.57	2.46
Government fees & other taxes ($M)	33.33	0.28	1.79	1.80	1.87	1.86	1.86	1.89	1.89	1.94	1.87	1.86	1.84	1.82	1.71	1.71	1.70	1.63	1.26	1.07	0.86	0.82
Cashflow before tax and capital ($M)	1,619.64	13.45	103.11	107.03	108.92	102.20	98.42	94.88	92.17	89.78	88.21	84.46	82.97	82.97	77.88	74.66	71.30	66.03	55.23	45.02	41.02	39.92
Amortization ($M)	203.45	0.22	7.78	14.17	19.96	18.13	17.26	15.90	14.69	13.38	12.15	10.99	9.53	8.30	7.17	6.49	5.74	5.19	4.21	3.22	2.28	6.67
Taxable income ($M)	1,416.19	13.22	95.33	92.85	88.96	84.07	81.16	78.98	77.48	76.40	76.06	73.47	73.44	74.67	70.71	68.18	65.56	60.84	51.02	41.80	38.74	33.25
Income tax @ 25% tax rate ($M)	354.05	3.31	23.83	23.21	22.24	21.02	20.29	19.74	19.37	19.10	19.02	18.37	18.36	18.67	17.68	17.04	16.39	15.21	12.75	10.45	9.69	8.31
Cash flow after taxes ($M)	1,265.59	10.14	79.28	83.81	86.68	81.18	78.13	75.13	72.80	70.68	69.20	66.09	64.61	64.30	60.20	57.62	54.91	50.82	42.47	34.57	31.34	31.61
Sustaining capital ($M)	109.85	1.84	15.76	12.13	10.67	8.89	8.67	6.72	5.45	5.42	4.87	4.25	3.96	3.54	3.10	3.11	2.95	2.59	1.89	1.57	1.31	1.17
Growth capital ($M)	93.37	0.96	7.80	7.94	8.24	7.86	7.54	8.07	7.65	6.91	6.20	5.34	3.90	3.84	3.08	2.67	2.16	1.98	0.81	0.28	0.13	0.00
Total capital costs ($M)	203.22	2.81	23.56	20.08	18.91	16.75	16.21	14.79	13.09	12.32	11.06	9.58	7.86	7.38	6.18	5.79	5.10	4.57	2.70	1.85	1.44	1.17
Free cash flow before taxes ($M)	1,416.42	10.64	79.55	86.95	90.01	85.45	82.21	80.09	79.08	77.46	77.15	74.88	75.11	75.59	71.70	68.88	66.20	61.46	52.53	43.16	39.58	38.75
Free cash flow after taxes ($M)	1,062.37	7.33	55.72	63.74	67.77	64.43	61.91	60.34	59.71	58.36	58.13	56.51	56.75	56.93	54.02	51.83	49.81	46.25	39.78	32.71	29.89	30.43
NPV 5% before tax: $954,251,004
NPV 5% after tax: $713,344,156

Notes:

  Exclusive of 17% VAT.

  Numbers may not compute exactly due to rounding.

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22.4	Sensitivity analysis

Figure 22.1 shows the Ying pre-tax NPV sensitivity over a +/- 30% change in Ag, Pb, and Zn metal prices, and in operating and capital costs.

Figure 22.1 Ying pre-tax NPV sensitivity

Ying economic projection - Pre-tax NPV sensitivity
1,400.00
1,200.00
1,000.00
800.00
600.00
400.00
200.00
-
Pre-tax NPV $M
+30%
+20%
+10%
0%
-10%
-20%
-30%
Ag price
Pb price
Zn price
Opex
Capex

Source: AMC.

Most sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in Ag grade). The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

The Ying mine complex is seen to be a very viable operation with a projected LOM through to 2040 based on only Proven and Probable Mineral Reserves and assuming an average annual production rate of approximately six million ounces of silver between FY2021 and FY2027, five million ounces between FY2028 and FY2033, four million ounces between FY2034 and FY2036, and two-point-five million ounces between FY2037 and FY2040. The potential exists for an extended LOM via further exploration and development, particularly in areas with identified Inferred Resources.

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23	Adjacent properties

The QP is not aware of any adjacent properties with similar type of mineralization.

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24	Other relevant data and information

The QP is not aware of any additional information or explanation that is necessary to make the Technical Report understandable and not misleading.

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25	Interpretation and conclusions

25.1	General

Silvercorp has been active on the Ying Property, which currently includes the SGX, HZG, HPG, TLP, LME, LMW mines, and the DCG project, since 2004. Annual production has ranged between 614,000 tonnes and 637,000 tonnes in the fiscal years 2017 to 2020.

Mineralization in the Ying district comprises numerous steeply-dipping silver-lead-zinc veins with widths varying from a few centimetres to a few metres and with strike lengths up to a few thousand metres. To date, significant mineralization has been defined or developed in at least 311 discrete vein structures, and many other smaller veins have been found but not, as yet, well explored. Exploration is by underground drilling, surface drilling and chip sampling of underground workings. Silvercorp’s logging, surveying, sampling, sub-sampling and assaying procedures follow common industry practice. QA/QC programs have been in place since 2004 and the results are deemed satisfactory by the QP.

Because of the pinch and swell nature of Ying veins, there is often significant uncertainty in location of potentially economic mineralization within the veins, and in the grade and tonnage of that mineralization. However, the large number of veins and active mining areas within each vein means that economic risk related to this uncertainty is likely to be low. Silvercorp has a history of profitable mining, which demonstrates its ability to successfully manage this uncertainty.

The 2019 Mineral Resource estimates for the Ying property were prepared by independent QP Rod Webster, MAIG and independent QP Simeon Robinson, P.Geo. both of AMC.

Datamine software was used. Resources were estimated using a block modelling approach, with 3D ordinary kriging for the six biggest mines. At DCG, metal grades were estimated using ID2. Because of the numerous veins (311) for which Resource estimates were prepared, this proved to be an extremely time-consuming process. After interpolation, a 0.3 m minimum mining width calculation was applied, whereby mineralization widths < 0.3 m had a dilution envelope of zero grade added to make up the difference. The Mineral Resources were then reported above a COG.

For the purposes of COG and AgEq calculations, the QP has used recently reported individual metal processing recoveries, payables and operating costs for each site, and the following long-term metal prices for both Mineral Resources and Mineral Reserves: Au US$1,250/oz, Ag US$18/oz, Pb US$0.95/lb, Zn US$1.10/lb.

Measured and Indicated Resources total 20.12 Mt averaging 234 g/t Ag, 3.64% Pb, and 1.28% Zn, while Inferred Resources total 18.58 Mt averaging 184 g/t Ag, 3.04% Pb, and 0.82% Zn. Mineral Resource COGs are SGX 145 g/t AgEq; HZG 130 g/t AgEq; HPG 140 g/t AgEq; LME 120 g/t AgEq; LMW 155 g/t AgEq; TLP 130 g/t AgEq; DCG 135 g/t AgEq.

Proven and Probable Reserves total 12.0 Mt averaging 257 g/t Ag, 3.81% Pb and 1.41% Zn. Mineral Reserve COGs in g/t AgEq are SGX: 235 Resuing, 205 Shrinkage; HZG: 240 Resuing, 210 Shrinkage; HPG: 235 Resuing, 210 Shrinkage; LME: 210 Resuing, 180 Shrinkage; TLP: 240 Resuing, 215 Shrinkage; LMW: 260 Resuing, 235 Shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and LME with, respectively, estimated 4.7% and 9.4% reductions in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 21.0% is noted at HPG. For Ying as a whole, an approximately 8.8% reduction in AgEq ounces demonstrates relatively low overall COG sensitivity.

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Mineral Reserve estimates assume that the current stoping practices of cut and fill resuing and shrinkage stoping will continue to be predominant. The sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allow a significant degree of selectivity and control in the stoping process. Minimum extraction widths of 0.3 m for resuing and 0.8 m for shrinkage are assumed, with 0.8 m being the minimum mining width for both methods. The QP has observed the mining methods at Ying and considers these widths to be reasonable.

Mining dilution and recovery factors vary from mine to mine, dependent on vein width and mining method. Calculated dilution factors average 15% for resuing and 18% for shrinkage, while assumed recovery factors are 95% for resue stopes and 92% for shrinkage stopes.

Examination of the Silvercorp reconciliation between Mineral Reserve estimates and mill feed for the Ying mines from 1 July 2016 to 31 December 2019 indicates that, overall, the mine produced 8% less tonnes at a 5% higher silver grade, a 10% higher lead grade and a 20% lower zinc grade; for 5% less contained silver, 1% less contained lead and 28% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that zinc has only a small effect on revenue (6% of total projected revenue as per 2019 Mineral Reserves).

Grade values suggest that the emphasis on dilution control in recent years has achieved good results overall, but with a minority of site areas (e.g., at TLP) possibly having more dilution than projected.

The Ying mine complex is a viable operation with a projected LOM through to 2040 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

Annual ore production is projected to be maintained between 655 kt and 687 kt through to and including FY2031. From FY2032 to FY2036, annual ore production is projected to average about 600 kt, and then to drop from 443 kt to 283 kt over the final four years, as operations at the SGX, HPG, LME, and LMW mines tail off. The QP notes that the development and infrastructure required to allow production as projected is either already in place, is in development, or has been planned. The ability to achieve projected production will, to a large degree, be dependent on diligent planning and the consistent availability of resources, particularly skilled manpower and, although there is a certain amount of risk associated with the provision of key resources, the Ying mines performance in recent years lends support to a having a good degree of confidence that production tonnage targets can be achieved.

Silver grades, particularly driven by SGX, are indicated to steadily decrease over the LOM. Through to and including 2025, the silver grade is indicated as averaging 307 g/t. Beyond 2025, the silver grade ranges between 267 g/t and 203 g/t, but with the AgEq grade maintained in a fairly narrow range between 378 g/t and 436 g/t. The full LOM average AgEq grade is projected at 454 g/t. The grade profile is consistent with the mines developing more to depth, with a general decrease in Ag grades and a corresponding increase in Pb and Zn grades.

The two processing plants, Plant 1 and Plant 2, are situated within 2 km of each other and have a total current design capacity of 2,800 tpd, comprising 800 tpd for Plant 1 and 2,000 tpd for Plant 2. The envisaged maximum throughput for the combined plants over the LOM is about 2,070 tpd. Plant 1 feed comprises mainly low-grade ore from the LM mines, HPG, and HZG, while Plant 2 feed comprises mostly higher-grade ore from SGX and TLP. To optimize profitability, blending of concentrates is practiced. SGX / HPG also contains high grade ore which may be hand-sorted at the mine sites, milled in a dedicated facility, and then sold directly or mixed with flotation lead concentrate for sale.

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Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

The TMFs were designed based on then current Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM. Additional tailings capacity will thus be required in the later period of the LOM production. There are several location options for the third TMF, with assessment of those options still in the study stage. It is expected that there will be no problem to get permission to build the third TMF once it becomes necessary.

Recent risk and stability assessment reports have been completed on the TMFs, but it is also recommended that Silvercorp ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice.

Silvercorp has all the required permits for its operations on the Ying Property. The Mineral Resource and Mineral Reserve estimates include material (about 30% of the Mineral Resources) that is currently below the elevation approved in the mining permits. However, the QPs are satisfied that there is no material risk of Silvercorp not receiving approval to mine these resources when access is required in the future.

Silvercorp has established an environmental protection department that is responsible for environmental and rehabilitation management work in the Ying Property. Monitoring results to date indicate, with relatively minor exceptions, that discharges have met required standards. In accordance with Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure.

The principal capital requirement in the Ying mines is for mine development. Capital provision is also made for exploration drilling and for sustaining surface facilities, plant expenditure, personal protective equipment, and equipment in general. Specific processing plant capital requirements going forward are projected to be minimal as plant capacity has previously been expanded to meet the forecast mine production. The projected total LOM capital expenditure – sustaining and investment – through to 2040 is $200M.

Major operating cost categories are mining, shipping, milling, G&A, product selling, Mineral Resources tax, and government fees and other taxes. Estimated total LOM operating cost is $995M, at a unit cost averaging $83/t per tonne of ore mined.

Based on the LOM production profile, capital and operating costs as described, and metal prices of gold - US$1,400/oz, silver - US$20/oz, lead - US$0.95/lb, and - US$0.1.10/lb, pre-tax and post-tax NPV cashflow projections at 5% discount rate are $954M and $713M respectively. Over the LOM, 62% of the net revenue is projected to come from silver, 29% from lead, 6% from zinc, and 2% from gold. Most NPV sensitivity is seen in silver price (the sensitivity would effectively be the same with variation in Ag grade). The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

25.2	Mineral Resource / Reserve estimation process

As noted above, the December 2019 Mineral Resources were estimated using a 3D block modelling approach using Ordinary Kriging. Because of the large number of veins (311) for which estimates were prepared, this was an extremely time-consuming process, particularly for the Resource modelling. The time taken from commencement of the project to completion of the report was six

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months. The QPs consider that this timeframe merits a close examination of how Ying Mineral Resource / Reserve estimates are prepared for the purposes of public (NI 43-101) reporting.

Silvercorp has, for the last five years, employed its own version of block modelling on the mines for the purpose of preparing internal Mineral Resource / Reserve estimates and for short-term mine planning. The QPs have not reviewed this process in detail but an initial assessment of options with Silvercorp has pointed the way to a possible alternative modelling approach for external reporting that may significantly reduce the time required for resource estimation and report generation.

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26	Recommendations

Other than for costs estimated below for exploration tunneling and drilling – total US$17.7M – the QPs consider that implementation of the following recommendations can form part of the day-to-day operating cost of the Ying mines.

26.1	Safety in general

  Maintain the ongoing focus on safety, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

26.2	Exploration

  Continue exploration tunneling and diamond drilling at the Ying Property. The exploration tunneling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed exploration work is as follows.

26.2.1	SGX

Exploration tunneling:

  21,140 m exploration tunneling on vein structures S1W2, S1W3, S1W5, S2, S2W, S4, S4E, S6, S6E, S7, S7-1, S7-2, S7-3, S7E2, S8, S8W, S14, S14W, S14-1, S16E, S16W, S18, S18E, S18W, S19, S19W, S19W1, S21, S21W, S22, S23, S26, S28, S29, S31, S31E, S32, S35, and S37 between levels 110 m and 710 m.

Diamond drilling:

  21,800 m underground diamond drilling on vein structures S2, S6, S7, S7-1, S8, S14, S16W, S18E, S26, S28, S29, S31, S32.

26.2.2	HZG

Exploration tunneling:

  3,920 m exploration tunneling on vein structures HZ5, HZ18, HZ19, HZ20, HZ20E, HZ22, HZ22E, HZ22W, HZ22W2, HZ23, HZ23W, and HZ26 between levels 500 m and 890 m.

Exploration drilling:

  6,650 m underground exploration drilling on vein structures HZ5, HZ18, HZ22, HZ23, HZ26, HZ27, and HZ29.

26.2.3	HPG

Exploration tunneling:

  5,000 m exploration tunneling on major vein structures H3, H4, H4W, H5, H5E, H5W, H6, H10-1, H11, H12-1, H12E, H13, H14, H15, H15W, H16, H16-1, H17, H18, and H21 between levels 100 m and 690 m.

Underground drilling:

  10,735 m underground diamond drilling on vein structures H5, H10, H10-1, H12, H15, H17, and H20.

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26.2.4	LME

Exploration tunneling:

  4,335 m on vein structures LM1, LM2, LM2-2, LM3-1, LM4, LM4W, LM5, LM5E, LM5E1, LM5E2, LM5W, LM5W2, LM6, LM6W, LM6E, and LM6E2 between levels 450 m and 959 m.

Diamond drilling:

  6,640 m underground diamond drilling on vein groups LM2-2, LM4E, LM5, LM5E, LM61, LM62, LM63, and LM66.

26.2.5	LMW

Exploration tunneling:

  6,600 m on vein structures LM7, LM8, LM8-3, LM8-4, LM8-5, LM8W, LM12-1, LM12-2, LM13, LM14, LM14-1, LM16-1, LM17, LM17W, LM19W2, LM20W, LM25W, LM30, and LM41 as well as their parallel subzones between levels 500 m and 924 m.

Diamond drilling:

  13.450 m underground drilling on LM14, LM16, LM17, LM19, LMW1, T11, LM5E, and LMW1 and their parallel vein structures.

26.2.6	TLP

Exploration tunneling:

  16,200 m exploration tunneling on vein structures T1 vein group, T2, T2W, T3, T3E, T4, T5 vein group, T11, T11E, T14, T14 branch, T15W, T16 vein group, T17, T17W, T21, T22, T22E, T23, T26, T26E, T27 vein group, T28, T33 vein group, and T35 vein group, T38, T39 vein group, CJ9, CJ9W and CJ20 between levels 700 m and 1,070 m.

Diamond drilling:

  13.620 m underground drilling on vein structures T3, T11, T27, CJ9, CJ9W1, CJ10, and CJ11.

26.2.7	DCG

Exploration tunneling:

  4,050 m exploration tunneling on vein structures C4E, C4, C8, and C10 between levels 500 m and 790 m.

Diamond drilling:

  7,340 m underground drilling on vein structures C4E, C7, C8, C9, C10, CJ9, and CJ9W1.

The estimated cost for the above exploration work is:

  Tunneling: RMB 104,380,000 (US$15.1M)

  Drilling: RMB 17,770,000 (US$2.6M)

26.3	Drilling

  The QP recommends that additional bulk density sampling be completed during core logging and processing. Grab samples should also be taken for bulk density sampling in the drives.
  The regression formula should be updated based on the new data.

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26.4	Sample preparation, analyses, and security

26.4.1	CRMs

  Issues of data bias (both positive and negative) as well as analytical drift should be further investigated, including the standardization of sample preparation methods between all labs.

  Ensure that all laboratories are running internal CRMs in order to internally monitor analytical drift, biases and abrupt changes in CRM moving averages.

  Attempt to standardize the lower and upper detection limits and overlimit techniques that are utilized by the various laboratories.

  Ensure that all CRMs are inserted as “blind” submissions so that the analytical laboratory cannot predict the expected values.

  If individual CRMs perform entirely within the warning and failure limits outlined on the certificate, consider using accrued data to calculate the performance standard deviation of the CRM.

  Ensure that the insertion rate of one CRM every 20 samples (5%) is achieved.

  Investigate the availability of CRMs certified by two-acid versus four-acid digestion, including the production of custom CRMs specific to the Ying Property.

  Add a high-grade standard that monitors the >250 g/t Ag grade range at the mines.

  Continue monitoring CRMs in real time on a batch by batch basis and continue to take immediate remedial action when necessary. CRM performance should also be tracked on a long-term basis so analytical drift and changes in the moving average of data can be recognized and addressed.

  Investigate performance issues with CRMs CDN-ME-1606 and CDN-ME-1607 if these are to be used in future programs. The use of these CRMs should be discontinued until their performance issues are corrected.

26.4.2	Blanks

  Assay the source of the blank material to ensure its suitability as a blank.

  Reduce Silvercorp’s pass / fail criteria to conform with common industry practice.

  Increase blank insertion rates to at least 5% of samples submitted.

  Investigate if detection limits and analytical methods can be standardized between labs to ensure blank material is performing consistently.

  Monitor blank data on a real time basis and continue to have batches re-analyzed if significant contamination is indicated.

26.4.3	Duplicates

  Silvercorp should consider the introduction of crushed duplicate and pulp duplicates as part of its QA/QC program to improve its monitoring of sample preparation and assaying performance.

  Silvercorp should conduct sieve analyses at various stages of sample preparation at the laboratories to ensure optimal parameters are achieved and minimal sampling errors are introduced.

  More field duplicate pairs should be selected with higher silver grades.

  Duplicate samples should also be submitted as part of the channel sampling program.

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26.4.4	Umpire samples

The QP recommends the regular submission of samples to a third-party laboratory (umpire or check lab duplicate samples) for independent analyses, to assess the accuracy of the primary laboratories. Umpire duplicates measure analytical variance and pulp sub-sampling variance, and the QP recommends that such samples comprise 5% of all assays. However, for an umpire check program to be successful, the sample preparation and analytical methods between all labs currently in use need to be standardized.

26.5	Data verification

The QP recommends that Silvercorp implement the following:

  Undertake further random assay checks of the channel sample database and make corrections as appropriate.

  Modify the central database so that assay data is recorded without rounding to accurately reflect the original assay certificates.

  Establish a protocol for the consistent treatment of samples with analytical results below the LLD.

  Establish a protocol to ensure only samples with assays are recorded in the sample database.

26.6	Mineral Resource

  Review the Mineral Resource modelling approach prior to the next NI 43-101 Technical Report, with the aim of optimally balancing the complexity, work and time involved with the estimation accuracy required for (a) reporting results in the public domain, and (b) providing a sound basis for operational planning and scheduling on a short- to long-term basis.

26.7	Mineral processing

  Undertake periodic mill audits aimed at optimizing process control and mill performance and to assist mine to mill reconciliation.

26.8	Mining and Infrastructure

  For internal planning and forecasting and for external reporting, continue with efforts to fully integrate the Resource estimation, Reserve estimation, and mine planning processes.

  Continue recent and current efforts on dilution and grade control via the Mining Quality Control Department.

  Maintain particular focus on consistent provision of the skilled resources that will be necessary to achieve targeted production over the LOM.

  Maintain the highly focused development approach that will be necessary throughout the Ying operation for LOM development targets to be achieved.

  Place a strong focus on stockpiling and record keeping procedures and ensure that the summation of individual ore car weights by stope and zone is, as far as practicable, fully integrated into the tracking and reconciliation process.

  Investigate the use of portable compressors in mining areas with a view to minimizing power costs; also investigate the benefits of the application of slushers for muck movement in stopes.

  Where vein thickness, geometry and ground conditions may allow, investigate the use of more bulk-mining methods such as longhole benching (the QP recognizes the technological change that would be required for such implementation).

  Review the TMF design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters.

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  Review the Chinese system dam classification in the context of recent international classifications, e.g. Canadian Dam Association 2013.

  Ensure that all safety and stability aspects of the TMFs are fully aligned with most up-to-date tailings facility recommendations on international best practice, including for latest guidance on maximum flood parameters. It is recommended that Silvercorp reference the recently released Global Industry Standard on Tailings Management, which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements.

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27	References

AMC Mining Consultants (Canada) Ltd. 2012, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012, filed 15 June 2012.

AMC Mining Consultants (Canada) Ltd. 2013, Technical Report for Ying Gold-Silver-Lead-Zinc Property, Henan Province, China. Prepared for Silvercorp Metals Inc. Effective date 1 May 2012 (Revised 30 April 2013), filed 6 May 2013.

AMC Mining Consultants (Canada) Ltd. 2014, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2013, filed 5 September 2014.

AMC Mining Consultants (Canada) Ltd. 2017, Ying NI 43-101 Technical Report. Prepared for Silvercorp Metals Inc. Effective date 31 December 2016, filed 24 February 2017.

Broili, C. and Klohn, M. 2007, Technical Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China, 16 August 2007; Report prepared for Silvercorp Metals Inc., by BK Exploration Assoc., Washington USA.

Broili, C., Klohn, M., and Moran, R. 2008, NI 43-101 Technical Report and Pre-Feasibility Study November 2008 for Silvercorp Metals Inc. TP-LM Silver-Lead Project, Henan Province, Peoples Republic of China. Prepared for Silvercorp Metals Inc. by BK Exploration Assoc., Washington USA, 20 November 2008.

Broili, C., Klohn, M., and Ni, W. 2010, Ying District Silver-Lead-Zinc Project. Prepared for Silvercorp Metals Inc., 26 February 2010.

Broili, C., Klohn, M., Yee, J.W., Petrina, M., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 26 May 2006.

Broili, C., Yee, J.W., and Fong, C. 2006, Technical Update for Silvercorp Metals Inc. on the Ying Silver-Lead-Zinc Project Henan Province Peoples Republic of China, 18 April 2006.

China Gold (Henan) Co., Ltd. 2019, Assessment report on the safety status of the Shiwagou TMF, 21 November 2019.

China Gold (Henan) Co., Ltd. 2019, Assessment report on the safety status of the Zhuangtou TMF, 14 November 2019.

Henan Luoyang 2006, Yuxi Hydrological and Geological Reconnaissance Company, ‘Reconnaissance Report upon Geotechnical Engineering’, 4 July 2006.

Henan Nonferrous Engineering Survey Co. Ltd 2020, Geotechnical report on the Zhuangtou TMF, 29 June 2020.

International Council on Mining & Metals (ICMM), United Nations Environment Programme (UNEP), and Principles for Responsible Investment (PRI) 2020, Global Industry Standard on Tailings Management, August 2020.

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Long, S.D. Parker, H.M. and Françis-Bongarçon, D. 1997, “Assay quality assurance quality control programme for drilling projects at the prefeasibility to feasibility report level”, Prepared by Mineral Resources Development Inc. (MRDI) August 1997.

San-Men-Xia Gold Mining Engineering Ltd 2011, Original report prepared for Silvercorp Metals Inc., in Mandarin, report dated Jan 2011.

Shi, H. 2020, Re: Summary of Mining Licenses and Exploration Licenses, Letter to Silvercorp dated 21 July 2020, Jun He Law Offices, Beijing.

Sinosteel Institute of Mining Research Co., Ltd 2006, report dated March 2006.

Stoker, P.T. 2006, Newmont Australia technical services sampling notes, AMC report to Australia Technical Services. January 2006, p. 3-5.

West Henan Hydrogeological and Engineering Geological Survey company 2019, Evaluation on the stability of the Shiwagou TMF - geotechnical report, 30 July 2019.

Xu, A., Schrimpf, T., and Liu, Z. 2006, Technical Review on HPG Silver-Lead Project, Luoning County, Henan Province, People’s Republic of China. Report prepared for Silvercorp Metals Inc. by SRK Consulting, Beijing, China.

Various Silvercorp files and documents not specifically referenced

Broili, C. 2004, Technical Report for SKN Resources Ltd on the Ying Silver-Lead-Zinc Project, Henan Province, China, 21 April 2004; Report prepared for Silvercorp Metals Inc., by BK Exploration Assoc., Washington, USA.

Broili, C. 2005, Technical Report for SKN Resources Ltd on the Ying Silver-Lead-Zinc Project Henan Province, Shina, 18 April 2005; Report prepared for Silvercorp Metals Inc., by BC Exploration Assoc. Washington, USA.

Cullen, R. 2011, Technical Report on the BYP Property, Hunan Province, China, Report prepared for Silvercorp Metals Inc., 24 June 2011.

Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update HPG Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update SGX Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Klohn, M., Ni, W., and Broili, C. 2011, Technical Report Resources and Reserves Update TLP & LM Mine Ying Silver-Lead-Zinc District. Report prepared for Silvercorp Metals Inc., 20 May 2011.

Maanshan Engineering Exploration and Design Institute 2006, Original report prepared for Silvercorp Metals Inc. in Mandarin, report dated March 2006.

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28	QP Certificates

CERTIFICATE OF AUTHOR

I, Herbert A. Smith, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as Senior Principal Mining Engineer with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver, British Columbia V6C 1S4.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3

I graduated with a degree of B.Sc. in Mining Engineering in 1972 and a degree of M.Sc. in Rock Mechanics and Excavation Engineering in 1983, both from the University of Newcastle upon Tyne, England. I am a registered member in good standing of the Engineers and Geoscientists of British Columbia (License #32378), Professional Engineers of Ontario (License #100017396), Association of Professional Engineers and Geoscientists of Alberta (License #31494), and the Northwest Territories and Nunavut Association of Professional Engineers and Geoscientists (License #L4413).
I have worked as a Mining Engineer for a total of 42 years since my graduation and have relevant experience in underground mining, feasibility studies, and technical report preparation for mining projects.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 13 - 16 July 2016 for three days.
5	I am responsible for Sections 2 to 6, 15, 16, 20 to 22, 27 and parts of 1, 18, 19, 25 and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7

I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2012 (filed 15 June 2012, effective date 1 May 2012), 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012), 2014 (filed 5 September 2014, effective date 31 December 2013), and in 2016 (filed 24 February 2017, effective date 31 December 2016).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed and sealed by
____________________
Herbert A. Smith, P.Eng.
Senior Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Adrienne A. Ross, P.Geo., P.Geol., of Vancouver, British Columbia, do hereby certify that:

1	I am currently employed as a Geology Manager / Principal Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver British Columbia, V6C 1S4.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3

I am a graduate of the University of Alberta in Edmonton, Canada (Bachelors of Science (Hons) in Geology in 1991). I am a graduate of the University of Western Australia in Perth, Australia (Ph.D. in Geology). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #37418) and Alberta (Reg. #52751). I have practiced my profession for a total of 26 years since my graduation and have relevant experience in precious and base metal deposits.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 13 – 20 July 2016 for 8 days.
5	I am responsible for Sections 7-10, 12, 23, and 24, and parts of 1, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7

I have had prior involvement with the property that is the subject of the Technical Report in that I assisted the qualified persons with respect to a previous AMC Technical Report on the Ying property in 2013 (filed 6 May 2013, effective date 1 May 2012) and co-authored the previous AMC Technical Report on the Ying property in 2016 (filed 24 February 2017, effective date 31 December 2016).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed and sealed by
____________________
Adrienne A. Ross, P.Geo., P.Geol.
Geology Manager / Principal Geologist
AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Simeon Robinson, P.Geo., of Nanaimo, British Columbia, do hereby certify that:

1	I am currently employed as a Senior Geologist with AMC Mining Consultants (Canada) Ltd., with an office at Suite 202, 200 Granville Street, Vancouver British Columbia, V6C 1S4.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3

I am a graduate of Curtin University of Technology, Kalgoorlie, Western Australia (Bachelor of Science – Mineral Exploration and Mining Geology, 2001). I am a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (License #192869). I have practiced my profession for a total of 18 years since my graduation and have relevant experience in vein deposits.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Ying Project.
5	I am responsible for Section 11 and parts of 1, 14, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have not had prior involvement with the property that is the subject of the Technical Report.
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed and sealed by
____________________
Simeon Robinson, P.Geo.
Senior Geologist
AMC Mining Consultants (Canada) Ltd.

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CERTIFICATE OF AUTHOR

I, Rodney Webster, MAusIMM, MAIG, of Melbourne, Victoria, do hereby certify that:

1	I am currently employed as a Principal Geologist with AMC Consultants Pty Ltd with an office at Level 29, 140 William Street, Melbourne, Victoria 3000, Australia.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3

I am a graduate of Royal Melbourne Institute of Technology University in Melbourne, Australia (BappSC. in Geology in 1980). I am a member in good standing of the Association of Australasian Institute of Mining and Metallurgy (License No. 108489), and of the Australian Institution of Geoscientists (License No. 4818). I have practiced my profession continuously since 1980, and have been involved in mineral exploration and mine geology for a total of 40 years since my graduation from university. This has involved working in Australia, the United Kingdom, and Canada. My experience is principally in base metals, precious metals, coal, mineral sands, and uranium.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the property.
5	I am responsible for parts of Sections 1, 14, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have not had prior involvement with the property that is the subject of the Technical Report.
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed by
____________________
Rodney Webster, MAusIMM, MAIG
Principal Geologist
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Robert Chesher, FAusIMM(CP), RPEQ, MTMS, of Brisbane, Australia, do hereby certify that:

1	I am currently employed as the General Manager – Brisbane / Principal Consultant with AMC Consultants Pty Ltd, with an office at Level 21, 179 Turbot Street, Brisbane, Queensland 4000, Australia.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3 10

I am a graduate of University of Queensland in Saint Lucia, Australia (BA Science in Metallurgical in 1977). I am a Fellow in good standing of the Australian Institute of Mining and Metallurgy (AusIMM) and am accredited as a Chartered Professional of the AusIMM in the discipline of Metallurgy (License #311429). I am a Registered Professional Engineer of Queensland (RPEQ #24758). I have practiced my profession continuously since 1977. My expertise is in corporate and technical (metallurgical) consulting, focusing on operational and performance reviews, improvements, and optimization.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the property.
5	I am responsible for Sections 13 and 17, and parts of 1, 19, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7	I have not had prior involvement with the property that is the subject of the Technical Report.
8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed by
____________________
Robert Chesher, FAusIMM(CP), RPEQ, MTMS
General Manager – Brisbane / Principal Consultant
AMC Consultants Pty Ltd

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CERTIFICATE OF AUTHOR

I, Alan Riles, MAIG, of Gorokan, New South Wales do hereby certify that:

1	I am the Director and Principal Consultant of Riles Integrated Resource Management Pty Ltd. with an office at 8 Winbourne Street, Gorokan, NSW 2263, Australia.
2

This certificate applies to the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” with an effective date of 31 July 2020, (the “Technical Report”) prepared for Silvercorp Metals Inc. (“the Issuer”).

3

I graduated with a Bachelor of Metallurgy (Hons Class 1) from Sheffield University, UK in 1974. I am a registered member of the Australian Institute of Geoscientists. I have practiced my profession continuously since 1974, with particular experience in study management, and both operational and project experience in precious and base metal deposits.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I visited the Ying Property from 16 – 19 February 2012 for three days.
5	I am responsible for parts of Sections 1, 18, 25, and 26 of the Technical Report.
6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of NI 43-101.
7

I have had prior involvement with the property that is the subject of the Technical Report in that I was a qualified person for previous AMC Technical Reports on the Ying property in 2012 (filed 15 June 2012, effective date 1 May 2012), in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

8	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43_101 and Form 43-101F1.
9

As of the effective date of the Technical Report and the date of this certificate, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 31 July 2020
Signing Date: 9 October 2020

Original signed by
____________________
Alan Riles, MAIG
Director and Principal Consultant
Riles Integrated Resource Management Pty Ltd.

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